Exhibit 99.2

Shaw

BUILDING A BRIGHTER FUTURE FOR CANADIANS.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 20, 2021

and

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT

involving

SHAW COMMUNICATIONS INC.

and

ROGERS COMMUNICATIONS INC.

April 14, 2021

Shaw) RECOMMENDATION TO SHAREHOLDERS: THE BOARD OF DIRECTORS RECOMMENDS THAT CLASS A SHAREHOLDERS AND CLASS B SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION. These materials are important and require your immediate attention. They require Class A Shareholders and Class B Shareholders of Shaw Communications Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you have any questions or require more information with regard to voting your Shares, please contact Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com

SHAW COMMUNICATIONS INC.

April 14, 2021

Dear Shareholders,

The board of directors (the “Board”) of Shaw Communications Inc. (the “Company”) cordially invites you to attend a special meeting (the “Meeting”) of the holders (the “Shareholders”) of Class A Participating Shares in the capital of the Company (the “Class A Shares”) and Class B Non-Voting Participating Shares in the capital of the Company (the “Class B Shares” and together with the Class A Shares, the “Shares”) to be held in a virtual-only format on May 20, 2021 at 10:00 a.m. (Mountain time).

Given the coronavirus (COVID-19) pandemic, its public health impact, and the associated current restrictions on and the risk in attending large group gatherings and to mitigate risks to the health and safety of the Company’s stakeholders, the Meeting will be held in a virtual-only format, which will be conducted via live webcast online at www.virtualshareholdermeeting.com/shawspecial2021. During the webcast, Shareholders will be able to hear the Meeting live, and registered Shareholders (“Registered Shareholders”), non-registered beneficial Shareholders (“Beneficial Shareholders”) who have duly appointed themselves as proxyholders and duly appointed proxyholders will be able to ask questions and vote during the Meeting. The accompanying management information circular (the “Circular”) provides important and detailed instructions about how to participate at the virtual Meeting.

The Transaction

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, pass a special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) whereby Rogers Communications Inc. (the “Purchaser”) will acquire all of the issued and outstanding Class A Shares and all of the issued and outstanding Class B Shares from: (a) Shareholders (other than Shaw Family Shareholders, as defined below) for cash consideration of $40.50 per Share (the “Cash Consideration”); and (b) Shaw Family Shareholders for cash consideration of $16.20 and 0.417206775 of a Class B Non-Voting Share in the capital of the Purchaser (each, a “Purchaser Share”) (calculated on the basis of the volume-weighted average trading price for the Purchaser Shares for the 10 trading days ending March 12, 2021) per Share (together with the Cash Consideration, the “Consideration”). “Shaw Family Shareholders” are those Shareholders who are members of the Shaw Family Group as such term is defined in the arrangement agreement between the Company and the Purchaser dated March 13, 2021 (the “Arrangement Agreement”) and includes the Shaw Family Living Trust. As of March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Purchaser Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per Share.

Full details of the Arrangement are set out in the accompanying Notice of Special Meeting of Shareholders and Circular. The Circular describes the Arrangement and includes certain additional information to assist you in considering how to vote on the proposed Arrangement Resolution, including certain risk factors relating to the completion of the Arrangement. You should carefully review and consider all of the information in the Circular. If you require assistance, consult your financial, legal, tax or other professional advisor.

Recommendation of the Board

The Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement, and after consulting with its financial and legal advisors, including having received a fairness opinion from TD Securities Inc. and the unanimous recommendation of the special committee of independent directors of the Board (the “Special Committee”) (who received a fixed-fee fairness opinion from CIBC World Markets Inc.), has unanimously (with Bradley Shaw abstaining) determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company and determined that the terms and conditions of the Arrangement are fair and reasonable to the Shareholders (other than the Shaw Family Shareholders).

In adopting the Special Committee’s recommendations and concluding that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company (considering the interests of all affected stakeholders) and that the terms and conditions of the Arrangement are fair and reasonable to the holders of the Class A Shares and the holders of the Class B Shares (other than, in each case, the Shaw Family Shareholders), each taken separately as a class, the Board consulted with outside financial and legal advisors, considered and relied upon the same factors and considerations that the Special Committee relied upon, as described in the Circular under the heading “The Arrangement – Reasons for the Recommendation of the Special Committee”, and adopted the Special Committee’s analyses in their entirety.

Accordingly, the Board has unanimously (with Bradley Shaw abstaining) approved the Arrangement and the entering into by the Company of the Arrangement Agreement and recommends that you vote FOR the Arrangement Resolution.

Support and Voting Agreements

The Shaw Family Living Trust entered into a voting support agreement dated March 13, 2021 (the “Controlling Shareholder Voting Support Agreement”) with the Purchaser pursuant to which it has, subject to the terms thereof, irrevocably agreed to support the Arrangement

Agreement and the transactions contemplated thereby, including by voting all of the Shares owned, directly or indirectly, or controlled by, the Shaw Family Living Trust, in favour of the Arrangement at the Meeting. As of the Record Date (as defined below), the Shaw Family Living Trust owned, directly or indirectly, or exercised control or direction over 17,662,400 Class A Shares and 33,057,068 Class B Shares. On or after the date of the Controlling Shareholder Voting Support Agreement, Bradley Shaw and other Shaw Family Shareholders have become parties to the Controlling Shareholder Voting Support Agreement, resulting in the Class A Shares and Class B Shares that they beneficially own, or over which control or direction is exercised, becoming subject to the terms thereof. In aggregate, as of the Record Date, 17,782,600 Class A Shares and 38,884,100 Class B Shares are subject to the Controlling Shareholder Voting Support Agreement, representing approximately 79% of the issued and outstanding Class A Shares and approximately 8% of the issued and outstanding Class B Shares. Unless earlier terminated in accordance with its terms, the Controlling Shareholder Voting Support Agreement will continue in full force and effect until June 13, 2022.

Each of the directors and members of Senior Management (other than Bradley Shaw) of the Company, who, as of the Record Date, collectively owned, directly or indirectly, or exercised control or direction over 56,150 Class A Shares and 827,576 Class B Shares, representing approximately 0.3% of the issued and outstanding Class A Shares and approximately 0.2% of the issued and outstanding Class B Shares, respectively, has entered into a support and voting agreement with the Purchaser pursuant to which they have agreed to vote or cause to be voted all of the Shares owned, directly or indirectly, or controlled or directed by them in favour of the Arrangement, subject to the terms and conditions of the support and voting agreements. Bradley Shaw is a party to the Controlling Shareholder Voting Support Agreement and has agreed, among other things, to vote his Shares in favour of the Arrangement.

In addition, Cathton Investments Ltd. has entered into a voting and support agreement with the Purchaser pursuant to which it has agreed to vote or cause to be voted all of the Shares, owned, directly or indirectly, or controlled or directed by it as of the Record Date in favour of the Arrangement, subject to the terms and conditions of the voting and support agreement. As of the Record Date, Cathton Investments Ltd. owned, directly or indirectly, or exercised control or direction over 2,060,000 Class A Shares, representing: (i) approximately 9% of the issued and outstanding Class A Shares; and (ii) approximately 45% of the issued and outstanding Class A Shares not held by Shaw Family Shareholders being 45% of the Class A Shares entitled to be voted as part of the separate Class A Share “majority of the minority” vote required under MI 61-101 (as defined below).

Approval Requirements

The Board has set the close of business on April 6, 2021 (the “Record Date”) as the record date for determining the Shareholders that will be entitled to receive notice of and vote at the Meeting, and any adjournment or postponement of the Meeting. Only persons shown on the registers of Shareholders at the close of business on that date, or their duly appointed proxyholders, will be entitled to attend the Meeting and vote on the Arrangement Resolution. If a Shareholder transfers Shares after the Record Date and the transferee of those Shares, having produced properly endorsed certificates evidencing such Shares or having otherwise established that the transferee owns such Shares, demands, at least 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Shares at the Meeting. Each Share entitled to be voted at the Meeting will entitle the holder thereof to one (1) vote at the Meeting in respect of the Arrangement Resolution.

Pursuant to the interim order of the Court of Queen’s Bench of Alberta (the “Court”) dated April 19, 2021, as same may be amended, modified or varied, and Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the Arrangement Resolution will require the affirmative vote of: (i) at least two-thirds (66 2/3%) of the votes cast by the Class A Shareholders, voting separately as a class, present or represented by proxy at the virtual Meeting and entitled to vote thereat; (ii) at least two-thirds (66 2/3%) of the votes cast by the Class B Shareholders, voting separately as a class, present or represented by proxy at the virtual Meeting and entitled to vote thereat; (iii) a simple majority of the votes cast by the Class A Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting entitled to vote thereat, excluding the votes cast by the Shaw Family Shareholders and any other person required to be excluded for the purpose of such vote under section 8.1(2) of MI 61-101; and (iv) a simple majority of the votes cast by the Class B Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting entitled to vote thereat, excluding the votes cast by the Shaw Family Shareholders and any other person required to be excluded for the purpose of such vote under section 8.1(2) of MI 61-101.

In addition to approval by Shareholders, the Arrangement is subject to customary closing conditions for a transaction of this nature, including the receipt of required approvals from the Court, the Toronto Stock Exchange, the New York Stock Exchange, the Canadian Radio-television and Telecommunications Commission under the Broadcasting Act (Canada), the Competition Bureau under the Competition Act (Canada) and from the Minister of Innovation, Science and Economic Development under the Radiocommunication Act (Canada). If the necessary regulatory approvals are obtained in a timely manner, the Arrangement is expected to be completed in the first half of 2022. However, it is not possible to state with certainty when or if the closing of the Arrangement will occur.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

If you are unable to attend the virtual Meeting, we encourage you to take the time to complete, sign, date and return the enclosed form of proxy or voting instruction form, as applicable, so that your Shares can be voted at the Meeting in accordance with the instructions set out therein. See “Information Concerning the Meeting” of the Circular for more information.

Proxies must be submitted (in accordance with the instructions set out on the form of proxy) no later than 10:00 a.m. (Mountain time) on May 18, 2021, or 48 hours (not including Saturdays, Sundays and holidays) prior to the commencement of any adjourned or postponed Meeting. A completed voting instruction form should be deposited in accordance with the instructions printed on the form. The deadline for deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

If you are a Registered Shareholder, you will be provided with a letter of transmittal closer to the closing date of the Arrangement explaining how to deposit your Shares in order to receive the Consideration under the Arrangement. AST Trust Company (Canada) (the “Depositary”) will need to receive the applicable letter of transmittal completed by you, if you are a Registered Shareholder, or by your broker, investment dealer, bank, trust company or other intermediary (each an “Intermediary”), if you are a Beneficial Shareholder, before paying you any Consideration under the Arrangement. If you are a Beneficial Shareholder, you must ensure that your Intermediary completes the necessary transmittal documents to ensure that you receive payment for your Shares if the Arrangement is completed. You will not receive your Consideration under the Arrangement until after the Arrangement is completed and you have returned your properly completed documents, including each applicable letter of transmittal, and the certificate(s) representing your Shares to the Depositary.

If you have any questions or need additional information, you should consult your financial, legal, tax or other professional advisor, or contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

On behalf of the Board, I would like to express our gratitude to all of our Shareholders for their past and ongoing support, particularly as we prepare to take this momentous step in the Company’s journey.

Yours very truly,

(Signed) “Bradley S. Shaw”

Bradley S. Shaw

Executive Chair & Chief Executive Officer

Shaw Communications Inc.

SHAW COMMUNICATIONS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta (the “Court”) dated April 19, 2021, a special meeting (the “Meeting”) of the holders of the Class A Participating Shares (the “Class A Shareholders”) and holders of the Class B Non-Voting Participating Shares (the “Class B Shareholders” and together with the Class A Shareholders, the “Shareholders”) of Shaw Communications Inc. (the “Company”) will be held as a virtual-only meeting via live audio webcast online using the Broadridge virtual shareholder meeting platform at www.virtualshareholdermeeting.com/shawspecial2021 on May 20, 2021 at 10:00 a.m. (Mountain time), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

1.

to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular of the Company (the “Circular”), approving a statutory plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”), all as more particularly described in the Circular, which resolution, to be effective, must be passed by an affirmative vote of (i) at least two-thirds (66 2/3%) of the votes cast by the Class A Shareholders, voting separately as a class, present or represented by proxy at the virtual Meeting and entitled to vote thereat, (ii) at least two-thirds (66 2/3%) of the votes cast by the Class B Shareholders, voting separately as a class, present or represented by proxy at the virtual Meeting and entitled to vote thereat, (iii) a simple majority of the votes cast by the Class A Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting entitled to vote thereat, excluding the votes cast by such Class A Shareholders that are required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and (iv) a simple majority of the votes cast by the Class B Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting entitled to vote thereat, excluding the votes cast by such Class B Shareholders that are required to be excluded pursuant to MI 61-101; and

2.	to transact such other business, including amendments to the foregoing, as may properly be brought before the Meeting and any adjournment or postponement thereof.

The full text of the arrangement agreement dated March 13, 2021 (the “Arrangement Agreement”) entered into between the Company and Rogers Communications Inc. is attached as Appendix C to the Circular. This Notice of Special Meeting of Shareholders is accompanied by the Circular which contains additional information relating to matters to be dealt with at the Meeting.

The Board has set the close of business on April 6, 2021 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only persons shown on the registers of Shareholders at the close of business on that date, or their duly appointed proxyholders, will be entitled to attend the Meeting and vote on the Arrangement Resolution. If a Shareholder transfers Shares after the Record Date and the transferee of those Shares, having produced properly endorsed certificates evidencing such Shares or having otherwise established that the transferee owns such Shares, demands, at least 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Shares at the Meeting.

Right to Attend

In light of the COVID-19 pandemic and to mitigate risks to the health and safety of the Company’s stakeholders, the Company has decided to hold the Meeting in a virtual-only format. A virtual Meeting means that Shareholders and their duly appointed proxyholders will participate by way of webcast accessed at www.virtualshareholdermeeting.com/shawspecial2021 and no physical or in-person Meeting will be held.

A Shareholder who holds the shares directly in their own name and not through an intermediary (such as a bank, securities broker, trustee, trust company or other institution, each an “Intermediary”) is a “Registered Shareholder.” A Shareholder who holds the shares through an account in the name of an Intermediary is a non-registered, or “Beneficial Shareholder”.

Registered Shareholders, Beneficial Shareholders and their duly appointed proxyholders will be able to attend and ask questions at the virtual Meeting. Registered Shareholders, Beneficial Shareholders who have duly appointed themselves as proxyholders and duly appointed proxyholders can also vote via the live webcast by completing a ballot online during the virtual Meeting.

Guests will be able to listen to the Meeting but will not be able to ask questions or vote.

Instructions to Attend the Online Meeting

Log in online at: www.virtualshareholdermeeting.com/shawspecial2021. We recommend that you log in at least 15 minutes before the Meeting starts.

•	Shareholders: Enter the 16-digit control number found on the form of proxy or voting instruction form into the Shareholder login section.

•

Duly Appointed Proxyholders: If you are a proxyholder or an appointee, enter the exact “Appointee Name” and eight-character “Appointee Identification Number” provided to you by the Shareholder who appointed you.

•	Guests: If you are a guest, complete the “Guest” login information.

If you participate in the virtual Meeting, it is important that you are connected to the Internet at all times during the Meeting. It is your responsibility to ensure connectivity for the duration of the virtual Meeting. You should allow ample time to check into the virtual Meeting and complete the above procedure.

For any technical difficulties experienced during the check-in process or during the Meeting, please contact Broadridge Investor Communications Corporation (“Broadridge”) at (844) 986-0822 (toll free in North America) or (303) 562-9302 (international) for assistance.

If you have any questions regarding the Notice of Special Meeting of Shareholders or the Meeting, you may consult our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

Submitting Questions during the Online Meeting

To ask a question during the Meeting, Shareholders or their duly appointed proxyholders may do so in writing during the live webcast at www.virtualshareholdermeeting.com/shawspecial2021. After logging-in, type your question into the “Ask a Question” box and click “Submit”. Guests will not be able to submit questions during the Meeting.

To ensure the Meeting is conducted in a manner that is fair to all Shareholders, the Chair of the Meeting may exercise broad discretion in responding to the questions including the order in which the questions are answered, the grouping or editing of the questions and the amount of time devoted to any question.

Voting by Registered Shareholders

Whether or not you are able to attend the Meeting, Shareholders are urged to vote as soon as possible by one of the methods set forth below.

Voting by Proxy

Registered Shareholders are urged to file their proxy or vote as soon as possible, over the Internet, by telephone, or by mail by using one of the following methods and following the instructions set out on the form of proxy:

Internet: www.proxyvote.com	Telephone: 1-800-474-7493 (English) or 1-800-474-7501 (French)	Mail: Data Processing Centre P.O. Box 3700 STN Industrial Park Markham, ON L3R 9Z9

Completed proxies or votes must be received by Broadridge not later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

Voting Online at the Meeting

Registered Shareholders and duly appointed proxyholders have the ability to participate, ask questions and vote at the Meeting by going to www.virtualshareholdermeeting.com/shawspecial2021. Registered Shareholders will need to enter the 16-digit control number found on the form of proxy. Once logged-in to the virtual Meeting, click the “Vote Here!” button in the bottom right quadrant of the screen. If voting online at the Meeting, a Registered Shareholder should not complete and file a form of proxy as described above.

Duly appointed proxyholders will need to enter the exact “Appointee Name” and eight-character “Appointee Identification Number” provided to the proxyholder by the Shareholder.

Voting by Beneficial Shareholders

Voting by Submitting Voting Instructions

Beneficial Shareholders are urged to file their voting instruction form or vote as soon as possible over the Internet, by telephone, or by mail by using one of the following methods and following the instructions set out on the voting instruction form:

Internet: www.proxyvote.com	Telephone: 1-800-474-7493 (English) or 1-800-474-7501 (French)	Mail: Data Processing Centre P.O. Box 3700 STN Industrial Park Markham, ON L3R 9Z9

Votes must be received by Broadridge not later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

Voting Online at the Meeting

A Beneficial Shareholder can vote its Shares at the Meeting only if they appoint themselves as proxyholder, which they may do by: (i) following the instructions on the voting instruction form, completing the voting instruction form and returning it to the Intermediary specified on such voting instruction form; or (ii) visiting www.proxyvote.com and logging-in with the 16-digit control number provided on the voting instruction form. The Beneficial Shareholder must insert their own name as the “Appointee Name” and designate an eight-character “Appointee Identification Number” in the spaces provided in the voting instruction form or online at www.proxyvote.com. Once you have logged-in to the virtual Meeting using the “Appointee Name” and “Appointee Identification Number” previously created, click the “Vote Here!” button in the bottom right quadrant of the screen.

If an eight-character Appointee Identification Number is not created by the Beneficial Shareholder, the Beneficial Shareholder will not be able to vote at the virtual Meeting.

Beneficial Shareholders must follow the procedures outlined above to vote at the Meeting. Beneficial Shareholders who do not appoint themselves as proxyholder will be able to attend and ask questions during the live audio webcast of the Meeting by going to www.virtualshareholdermeeting.com/shawspecial2021 and completing the online form under “Shareholder login” with the 16-digit control number found on the voting instruction form.

Appointing a Proxyholder

The Company representatives named in the form of proxy or voting instruction form, as applicable, are each a director and/or officer of the Company (the “Named Proxyholders”). Shareholders are advised that if they wish to appoint a person as their proxyholder who is not a Named Proxyholder, in order for such proxyholder to represent a Shareholder at the Meeting and to vote on such Shareholder’s behalf, the Shareholder should follow the instructions on their form of proxy or voting instruction form, as applicable, and are encouraged to appoint such other person online at www.proxyvote.com by no later than 10:00 a.m. (Mountain time) on May 18, 2021 as this will reduce the risk of any mail disruptions and will allow the Shareholder to share the necessary information with their appointed proxyholder more easily. To provide the appointed proxyholder access to the virtual Meeting, a Shareholder must create a unique eight-character “Appointee Identification Number” and specify the “Appointee Name” in the spaces provided in the form of proxy or voting instruction form, as applicable, or online at www.proxyvote.com. The Shareholder must then provide the proxyholder with the unique eight-character Appointee Identification Number along with the specified Appointee Name to allow the proxyholder access to the virtual Meeting. If an eight-character Appointee Identification Number is not created by the Shareholder, the appointed proxyholder will not be able to access the virtual Meeting. See “Information Concerning the Meeting – Solicitation and Appointment of Proxies” of the Circular for more information.

The voting rights attached to the Shares represented by a proxy in the enclosed form of proxy or voting instruction form, as applicable, will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR the Arrangement Resolution.

Revocation of Proxies

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. If you are a Registered Shareholder and you want to revoke your proxy, you may do so by (a) providing new proxyholder appointment information at www.proxyvote.com or a new form of proxy to Broadridge; or (b) delivering a written notice to the Corporate Secretary of the Company at 630 – 3rd Avenue S.W., Calgary, Alberta, T2P 4L4 Attention: Peter Johnson, Executive Vice President, Chief Legal and Regulatory Officer, in each case no later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed). A Registered Shareholder may also attend the Meeting via the live audio webcast to vote at the Meeting, which voting will revoke any previously submitted proxy. If a Registered Shareholder attends the Meeting but does not vote by online ballot, any previously submitted proxy will remain valid. If you do not wish to revoke a previously submitted proxy or ask questions at the Meeting, you can attend the Meeting as a guest, as guests can listen to the Meeting, but are not able to vote or submit questions.

If you are a Beneficial Shareholder and you want to change your vote, you may do so by any of the methods set out above under “Voting by Submitting Voting Instructions” no later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays,

Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed). You may also contact your Intermediary to revoke a previously submitted voting instruction form. Please note that your Intermediary will need to receive any new instructions sufficiently in advance of the Meeting to act on them. If you appointed a proxyholder and wish to make a change, you may provide new proxyholder appointment information at www.proxyvote.com.

In addition, if you are a Registered Shareholder or a Beneficial Shareholder who has appointed themselves as a proxyholder, once you log in to the Meeting, you may (but are not obliged to) revoke any and all previously submitted proxies by voting by online ballot on the matters put forth at the Meeting. If you attend the Meeting, but do not vote by online ballot, your previously submitted proxy will remain valid.

Dissent Rights

Pursuant to the Interim Order, Registered Shareholders have a right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Class A Shares and/or Class B Shares, as applicable, in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order and the plan of arrangement (the “Plan of Arrangement”, a copy of which is attached in Appendix D to the Circular). A Registered Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to the Company a written objection to the Arrangement Resolution, which written objection must be received by the Company, at 630 – 3rd Avenue S.W., Suite 900, Calgary, Alberta T2P 4L4, Attention: Peter Johnson, Executive Vice President, Chief Legal and Regulatory Officer, with a copy to the Company’s counsel, Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, 40th Floor, Toronto, ON, M5V 3J7, Attention: Vincent Mercier, not later than 5:00 p.m. (Mountain time) on May 18, 2021 (or the day that is two business days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be), and must otherwise strictly comply with the dissent procedures prescribed by the ABCA, as modified by the Interim Order and the Plan of Arrangement. A Shareholder’s right to dissent is more particularly described in the Circular. A copy of the Interim Order and the text of section 191 of the ABCA are set forth in Appendix B and Appendix G, respectively, to the Circular.

Failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Beneficial Shareholders who wish to dissent should be aware that only Registered Shareholders are entitled to dissent. Shareholders may only dissent with respect to all of their Shares held on behalf of any one such beneficial holder and registered in the name of such dissenting Shareholder. Accordingly, a Beneficial Shareholder desiring to exercise the right of dissent must make arrangements for the Shares owned by the Beneficial Shareholder to be registered in the Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Shares to dissent on the Beneficial Shareholder’s behalf. It is strongly suggested that any Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholder’s right to dissent.

Shareholders that have any questions or need additional information with respect to the voting of their Shares should consult their financial, legal, tax or other professional advisor, or contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

DATED at Calgary, Alberta, this 14th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF SHAW COMMUNICATIONS INC. (signed) “Peter A. Johnson”

Peter A. Johnson Executive Vice President, Chief Legal and Regulatory Officer

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT,

RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

SHAW COMMUNICATIONS INC., ROGERS COMMUNICATIONS INC. AND

CLASS A SHAREHOLDERS AND CLASS B SHAREHOLDERS OF SHAW COMMUNICATIONS INC.

NOTICE OF ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that an Originating Application (the “Application”) has been filed with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary (the “Court”) on behalf of Shaw Communications Inc. (“Shaw”) with respect to a proposed arrangement (the “Arrangement”) under section 193 of the Business Corporations Act, RSA 2000, c B-9, as amended (the “ABCA”), involving Shaw, Rogers Communications Inc. (“Rogers”), and the holders of Class A Participating Shares of Shaw (the “Class A Shareholders”) and the Class B Non-Voting Participating Shares of Shaw (the “Class B Shareholders” and, together with the Class A Shareholders, the “Shareholders”). The Arrangement is described in greater detail in the management information circular of Shaw accompanying this Notice of Originating Application (the “Circular”). At the hearing of the Application (the “Final Order Hearing”), Shaw intends to seek an Order:

1.	Approving the Arrangement pursuant to section 193 of the ABCA;

2.

Declaring that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable, substantively and procedurally, to the Shareholders and all other affected persons;

3.

That the articles of arrangement in respect of the Arrangement shall be filed pursuant to section 193 of the ABCA on such date as Shaw determines in accordance with the terms of the Arrangement and that, upon issuance of the proof of filing, Shaw, the Shareholders, and all other persons affected will be bound by the Arrangement in accordance with its terms;

4.	That applicable service of documents be deemed good and sufficient;

5.	That Shaw may seek leave to vary the Final Order at any time prior to the filing of the Articles of Arrangement or to seek advice and directions as to the implementation of the Final Order; and

6.	For such further and other orders, declarations, and directions as this Honourable Court may deem just,

(collectively, the “Final Order”).

AND NOTICE IS FURTHER GIVEN that the Final Order Hearing is directed to be heard before a Justice of the Court, at the Calgary Courts Centre, 601-5th Street, SW, Calgary, Alberta, Canada, via Webex video conference on May 25, 2021 at 2:00 p.m. (Mountain time) or as soon thereafter as counsel may be heard. Any Shareholder or other interested party (each an “Interested Party”) desiring to appear (virtually) and make submissions at the Application is required to file with the Court and serve upon Shaw on or before 5:00 p.m. (Mountain time) on May 20, 2021, a notice of intention to appear (“Notice of Intention to Appear”), including the Interested Party’s address for service (including an email address, if the Interested Party has one, for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application for Final Order or make submissions at the Final Order Hearing, together with a summary of the position such Interested Party intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service on Shaw is to be effected by delivery to its litigation counsel at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the Final Order Hearing and subject to the foregoing, Shareholders and any other Interested Party will be entitled to make representations as to, and the Court will be requested to consider, the fairness and reasonableness of the Arrangement. If you do not attend, either in person (virtually) or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice. If any such amendments are made, depending on the nature of the amendments, Shaw and Rogers may not be obligated to complete the transactions contemplated in the Arrangement.

AND NOTICE IS FURTHER GIVEN that the Court, by the interim order of the Court dated April 19, 2021 (the “Interim Order”), has given directions as to the calling and holding of a special meeting of the Shareholders for the purpose of such Shareholders voting upon a special resolution to approve the Arrangement and, in particular, has provided for certain dissent rights in respect of the Arrangement, particulars of which dissent rights are contained in the Interim Order.

AND NOTICE IS FURTHER GIVEN that further notice in respect of these proceedings will only be given to those persons who have filed a Notice of Intention to Appear, as described above.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished by regular mail or email to any Shareholder or other Interested Party requesting the same by the under-mentioned litigation counsel for Shaw upon written request delivered to such counsel as follows:

Litigation Counsel for Shaw:

Lawson Lundell LLP

Suite 1100, 225-6th Avenue SW

Brookfield Place

Calgary, Alberta T2P 1N2

Email: tcoates@lawsonlundell.com

Attention: Tamela J. Coates, Q.C.

DATED at Calgary, Alberta, this 14th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF SHAW COMMUNICATIONS INC. (signed) “Peter A. Johnson”

Peter A. Johnson Executive Vice President, Chief Legal and Regulatory Officer

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MANAGEMENT INFORMATION CIRCULAR

Introduction

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Shaw Communications Inc. (“Shaw” or the “Company”) for use at the Meeting and any adjournment or postponement thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Arrangement.

These Meeting materials are being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding such Shares on your behalf.

If you hold Shares through an Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the Shares that you beneficially own.

Information Contained in this Circular

Descriptions in this Circular of the terms of the Interim Order, Arrangement Agreement, the Plan of Arrangement, the CIBC Fairness Opinion and the TD Fairness Opinion are summaries of the terms of those documents. Shareholders should refer to the full text of each of these documents attached to this Circular as Appendices B, C, D, E and F, respectively. You are urged to carefully read the full text of these documents.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Circular is given as at April 14, 2021 unless otherwise specifically stated.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase securities in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any Person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. The delivery of this Circular does not, under any circumstances, imply or represent that there has been no change in the information set forth herein since the date of this Circular.

This Circular describes the business of the Meeting, the Arrangement, the Arrangement Agreement, the background to, and reasons for, the Arrangement and the Arrangement Resolution to be voted on in addition to the voting process. Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Information Concerning Purchaser

The information concerning the Purchaser contained in this Circular has been provided by the Purchaser for inclusion in this Circular. Although the Company has no knowledge that any statements contained herein taken from or based on such information provided by the Purchaser are untrue or incomplete, the Company assumes no responsibility for the accuracy of such information, or for any failure by the Purchaser or any of its affiliates or representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company. In accordance with the Arrangement Agreement, the Purchaser provided the Company with all necessary information concerning the Purchaser that is required by law to be included in this Circular and ensured that such information does not contain any Misrepresentations.

Solicitation of Proxies

To encourage your vote, you may be contacted by the Company’s directors, officers, employees, consultants or agents by telephone, email, Internet, facsimile, in person or by other means of communication, or by our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors.

The Company may use Broadridge QuickVote™ service to assist Beneficial Shareholders with voting their Shares. Beneficial Shareholders may be contacted by Kingsdale Advisors to conveniently obtain voting instructions directly over the telephone. Broadridge will then tabulate the results of all instructions received and provide the appropriate instructions respecting Shares to be represented at the Meeting.

The Company will not be relying on the notice-and-access delivery procedures outlined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer to distribute copies of proxy-related materials in connection with the Meeting. The Company will pay for an Intermediary to deliver copies of proxy-related materials in connection with the Meeting to “objecting beneficial owners”.

Information for Shareholders not resident in Canada

The Company is a corporation organized under the laws of the Province of Alberta. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and securities laws in Canada. Shareholders should be aware that the requirements applicable to the Company under Canadian laws may differ from requirements under corporate and securities laws relating to corporations in other jurisdictions.

The enforcement of civil liabilities under the securities laws of other jurisdictions outside Canada may be affected adversely by the fact that the Company is organized under the laws of the Province of Alberta, the majority of its assets are located in Canada and the majority of its directors and executive officers are residents of Canada. You may not be able to sue the Company or its directors or officers in a Canadian court for violations of foreign securities laws. It may be difficult to compel the Company to subject itself to a judgment of a court outside Canada.

Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and such foreign jurisdiction. This Circular does not contain a summary of the non-Canadian and non-U.S. federal income tax considerations of the Arrangement for Shareholders who are subject to income tax outside of Canada or the United States. Such Shareholders should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions.

Forward-Looking Statements

This Circular contains forward-looking statements and forward-looking information within the meaning of applicable Canadian Securities Laws and which are based on the currently available competitive, financial and economic data and operating plans of management of the Company as of the date hereof unless otherwise stated. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” or the negative of such terms and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this Circular contains forward-looking statements and information concerning: the anticipated benefits of the Arrangement to the parties thereto and their respective securityholders, including corporate, operational, scale and other synergies and the timing thereof; the timing, receipt and conditions of required regulatory, stock exchange, Court and Shareholder approvals for the Arrangement, including but not limited to the receipt of applicable approvals under the Broadcasting Act (Canada), the Competition Act (Canada) and the Radiocommunication Act (Canada) related to the Arrangement; the ability of the Company and the Purchaser to satisfy the other conditions to the Arrangement and the anticipated timing for closing of the Arrangement; the Company’s potential redemption of the Preferred Shares and the timing thereof; and the expected operations and capital expenditure plans for the Company following completion of the Arrangement.

In respect of the forward-looking statements and information concerning the anticipated benefits of the Arrangement and the anticipated timing for completion of the Arrangement, the Company has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, stock exchange, Court and Shareholder approvals, including but not limited to the receipt of applicable approvals under the Broadcasting Act (Canada), the Competition Act (Canada) and the Radiocommunication Act (Canada); the ability to potentially redeem the Preferred Shares in a timely manner; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement and the completion of the Arrangement on expected terms; the ability to successfully integrate the Company with the Purchaser in a timely manner; the ability of the Purchaser to consummate the Debt Financing or any Alternative Financing required to complete the Arrangement through the satisfaction of the limited conditions of the Debt Commitment Letter for the Debt Financing or any Alternative Financing and the absence of events that would prevent the Purchaser from consummating the Debt Financing; the impact of the announcement of the Arrangement and the dedication of substantial Company resources to pursuing the Arrangement on the Company’s ability to maintain its current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects; and other expectations and assumptions concerning the Arrangement and the operations and capital expenditure plans for the Company following completion of the Arrangement. The anticipated dates provided may change for a number of reasons, including unforeseen delays in preparing materials for the Meeting, the inability to secure the necessary regulatory, stock exchange, Court or Shareholder approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Circular.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risks and uncertainties inherent in the nature of the Arrangement include the failure of the Company and the Purchaser to receive, in a timely manner and on satisfactory terms, the necessary regulatory, stock exchange, Court and Shareholder approvals; the Purchaser’s ability to consummate the Debt Financing required or any Alternative Financing to complete the Arrangement as a result of the failure to satisfy the limited conditions of the

Debt Commitment Letter for the Debt Financing and/or the occurrence of events that would prevent the Purchaser from consummating the Debt Financing; significant transaction costs or unknown liabilities, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all. Failure to obtain the regulatory, stock exchange, Court and Shareholder approvals, or the failure of the Parties to otherwise satisfy the conditions to or complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to pursuing the Arrangement may adversely impact the Company’s current business relationships (including with current and prospective employees, customers, distributors, suppliers and partners) and its current and future operations, financial condition and prospects. The failure to complete the Arrangement for any reason could also materially negatively impact the trading price of the Company’s securities. Furthermore, the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the Termination Amount to the Purchaser, the result of which will or could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations.

Shareholders are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports filed by the Company with the securities commissions or similar authorities in Canada and the United States (which are available under the Company’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml).

The forward-looking statements and information contained in this Circular are made as of the date hereof and the Company is under no obligation (and the Company expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law and readers should also carefully consider the matters discussed under “Risk Factors”.

Currency

Unless otherwise stated, all references in this Circular to sums of money are expressed in, and all payments provided for herein shall be made in, Canadian dollars, identified by the “$” sign.

Q & A ON THE ARRANGEMENT, VOTING RIGHTS AND SOLICITATION OF PROXIES

The following is a summary of certain information contained in this Circular, including its Appendices, together with some of the questions that you, as a Shareholder, may have and answers to those questions. You are urged to read the remainder of this Circular, including its Appendices, carefully, because the information contained below is of a summary nature, and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, including its Appendices, all of which are important and should be reviewed carefully. Capitalized terms in these questions and answers have the meanings set out under the heading “Glossary of Terms”.

What is this document?

This document is a management information circular that is being sent in advance of the Meeting of the Company’s Shareholders. This Circular provides information regarding the business of the Meeting, the Company and the Purchaser. References in this Circular to the Meeting include any adjournment or postponement that may occur. If you are a Shareholder, a form of proxy or voting instruction form, as applicable, accompanies this Circular.

Why did I receive this document?

On March 13, 2021, the Company entered into the Arrangement Agreement with the Purchaser pursuant to which, among other things, the Purchaser has agreed to acquire all of the issued and outstanding Shares pursuant to the Plan of Arrangement. The Arrangement Agreement is subject to, among other things, obtaining the approval of the Shareholders. As a Shareholder as of the Record Date, you are entitled to receive notice of, and to vote at, the Meeting. We are soliciting your proxy, or vote, and providing this Circular in connection with that solicitation.

If you are a holder of Options, RSUs, PSUs and/or DSUs, but are not a Shareholder as of the Record Date, you received this Circular to provide you with notice and information with respect to the treatment of Options, RSUs, PSUs and DSUs under the Arrangement. See “The Arrangement – Arrangement Mechanics”. Only Shareholders as of the Record Date are entitled to vote their Shares at the Meeting and holders of only Options, RSUs, PSUs or DSUs, as the case may be, are not entitled to vote at the Meeting.

Why is the Meeting being held?

The Meeting is being held so that the Required Shareholder Approval can be obtained. It is a condition of the Arrangement that the Required Shareholder Approval be obtained at the Meeting.

When and where is the Meeting?

As authorized by, and in accordance with, the terms of the Interim Order, the Company is convening and conducting the Meeting virtually via live audio webcast at www.virtualshareholdermeeting.com/shawspecial2021 on May 20, 2021 at 10:00 am (Mountain time). Shareholders will not be able to attend the Meeting in person.

What will I receive in the Arrangement?

If the Arrangement is completed:

•

each Class A Share and Class B Share held by any Shareholder (other than a Shaw Family Shareholder and those Shares in respect of which Dissent Rights are validly exercised) will be exchanged for $40.50 in cash (less applicable withholdings); and

•

each Class A Share and Class B Share of which Shaw Family Shareholders are the registered or beneficial owner or over which they exercise control or direction, will be exchanged for $16.20 in cash and 0.417206775 of a Purchaser Share (calculated on the basis of the volume-weighted average trading price for the Purchaser Shares for the 10 trading days ending March 12, 2021) per Share (less applicable withholdings).

The Consideration represents a premium of approximately: (i) 33% to the closing price of the Class A Shares of $30.34 on March 12, 2021, being the last trading day on the TSX-V prior to the public announcement of the proposed Arrangement; and (ii) 69% to the closing price of the Class B Shares of $23.90 on March 12, 2021, being the last trading day on the TSX prior to the public announcement of the proposed Arrangement.

As of March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Purchaser Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per Share.

Each Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised will be deemed under the Arrangement to have been transferred to the Purchaser and such Dissenting Shareholder will be entitled to be paid the fair value of such Shares.

What is the Arrangement?

The Arrangement involves, among other things, the acquisition of all of the issued and outstanding Shares by the Purchaser, pursuant to which each Shareholder will be entitled to receive the applicable Consideration in respect of the Shares held by such Shareholder. The Arrangement is being carried out pursuant to the terms of the Arrangement Agreement and will be completed by way of a court-approved Plan of Arrangement pursuant to section 193 of the ABCA. As a result of the Arrangement, the Company will become a subsidiary of the Purchaser.

Why should I support the Arrangement?

The Special Committee and the Board reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from its financial and legal advisors. The following is a summary of the principal reasons for the unanimous recommendation of the Special Committee and the Board (with Bradley Shaw abstaining) that Shareholders vote “FOR” the Arrangement Resolution:

•

the Special Committee’s conclusion, after assessing (with the assistance of its financial and legal advisors) the relative benefits and risks of the strategic alternatives reasonably available to the Company (including maintaining the status quo and executing its current strategic plan), that the Arrangement is more favourable to Shareholders than any other strategic alternative reasonably available to the Company;

•

the Special Committee’s assessment of the current and anticipated future opportunities and risks associated with the business, operations, assets, financial performance and condition of the Company should it continue as a stand-alone entity;

•

the scope and scale of the combined company, after completion of the Arrangement, to pursue strategic opportunities and finance new technologies, including the implementation of 5G technology into the combined company’s networks;

•

after the completion of the Arrangement, the creation of a robust wholly-owned national network, as result of the combined spectrum holdings and enhanced capacity, generating more choice for consumers and businesses, as well as realizing the full benefits of next generation networks for Canadians and Canada’s productivity;

•	the process undertaken to solicit interest and maximize value from the most likely potential bidders and the improbability of other bidders emerging;

•

the value of the Consideration payable under the Arrangement to the Class A Shareholders and Class B Shareholders (excluding Shares held by the Shaw Family Shareholders), which represents a significant premium of approximately 69% to the closing price of the Class B Shares on the TSX on March 12, 2021 and a significant premium of approximately 78% to the 20 trading day volume weighted average price of the Class B Shares on the TSX up to and including March 12, 2021 (being the last trading day preceding the date that the Company and the Purchaser issued a press release announcing the Arrangement) and which represents a premium of approximately 33% to the closing price of the Class A Shares on the TSX-V on March 12, 2021 and a premium of approximately 38% to the 20 trading day volume weighted average price of the Class A Shares on the TSX-V up to and including March 12, 2021;

•

the Special Committee’s conclusion that, having regard to all relevant factors, it is highly unlikely that any person or group would be willing and able to acquire the Company on terms (including price) more favourable to the Company and the Shareholders than those offered under the Arrangement;

•

the Arrangement Agreement, the Controlling Shareholder Voting Support Agreement and the other definitive transaction documents are a result of arm’s-length negotiations between the Shaw Family Living Trust, the Company and the Purchaser;

•

the advice from the Shaw Family Living Trust that they intended to enter into the Controlling Shareholder Voting Support Agreement concurrently with the Company entering into the Arrangement Agreement and that the Shaw Family, whose support is required to complete any change of control transaction, would not consider any further proposals from third parties during the term of the Controlling Shareholder Voting Support Agreement;

•

the Consideration to be paid to Class A Shareholders and Class B Shareholders (excluding Shares held by the Shaw Family Shareholders) pursuant to the Arrangement will be cash, which provides Shareholders with certainty of value and immediate liquidity;

•

the fact that the value as of March 13, 2021 of the Consideration to be paid to the Class A Shareholders and Class B Shareholders (excluding Shares held by the Shaw Family Shareholders) pursuant to the Arrangement is equivalent to the value as of March 13, 2021 of the Consideration to be paid to the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Purchaser Shares for the 10 trading days ending March 12, 2021);

•	the fact that there is no premium paid in respect of the Class A Shares compared to the Class B Shares;

•

the CIBC Fairness Opinion to the effect that, as of March 12, 2021 and based upon and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders;

•

the TD Fairness Opinion to be provided to the Board to the effect that, as of March 13, 2021 and based upon and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders;

•

the Special Committee, which is comprised entirely of independent directors and was advised by experienced and qualified financial and legal advisors, oversaw, reviewed and considered, and directly participated in the negotiation of, the Arrangement, and unanimously recommended that the Board approve the Arrangement;

•	the fact that, in the Special Committee’s view, the terms of the Arrangement Agreement treat all stakeholders of the Company equitably and fairly;

•

the fact that the Arrangement Resolution requires the following shareholder approvals: (i) the approval of at least 66 2/3% of the votes cast by each of the Class A Shareholders and Class B Shareholders present or represented by proxy at the virtual Meeting, voting separately as a class; and (ii) the approval by at least a majority of the votes cast by each of the Class A Shareholders and Class B Shareholders present or represented by proxy at the virtual Meeting, voting separately as a class, excluding in each case votes cast by the Shaw Family Shareholders and any other votes attached to Class A Shares and Class B Shares required to be excluded for the purpose of such vote under section 8.1(2) of MI 61-101;

•	the Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Shareholders and other affected parties;

•

the terms and conditions of the Arrangement Agreement, including the fact that the Company’s and the Purchaser’s representations, warranties and covenants and the conditions to completion of the Arrangement are, in the judgment of the Special Committee, after consultation with its and the Company’s legal advisors, reasonable, and that risks to closing the Arrangement are mitigated by (i) robust regulatory and financing covenants on the part of the Purchaser and, in certain circumstances, the payment by the Purchaser to the Company of the Reverse Termination Amount for failure to obtain the Key Regulatory Approvals or the Purchaser financing, and (ii) the limited nature of the conditions in favour of the Purchaser, which the Special Committee determined are reasonable in the circumstances;

•

the likelihood that the transaction will receive the Key Regulatory Approvals under applicable Laws, including the advice of its legal and other advisors in connection with such Key Regulatory Approvals and the covenants of the Purchaser to use its best efforts to obtain the Key Regulatory Approvals;

•	the Arrangement is not subject to a financing condition;

•	the Purchaser’s commitment, credit worthiness, record of completing acquisition transactions and anticipated ability to complete the transactions contemplated by the Arrangement;

•	the Special Committee’s belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time and in any event prior to the Outside Date;

•	the ability of the Board, in certain limited circumstances, to consider a Superior Proposal and change its recommendation, provided that the Company pays to the Purchaser the Termination Amount;

•

Registered Shareholders may exercise Dissent Rights and receive fair value for their Shares as determined by a Court, subject to strict compliance with all requirements applicable to the exercise of Dissent Rights; and

•

the Arrangement is expected to benefit the Company, its employees and other stakeholders based upon: (i) the Purchaser’s intention to establish Calgary as the Purchaser’s headquarters for all Western operations; (ii) the Purchaser’s intention to maintain a strong local employee base in Western Canada; (iii) the retention payments permitted under the Arrangement Agreement to facilitate the retention of the Company’s employees; (iv) the Purchaser’s intention to implement and enhance the Company’s planned capital expenditure program; and (v) the Purchaser’s intention to build upon the Company’s existing community and charitable programs.

Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Special Committee did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the Special Committee may have given different weight to various factors or items of information.

For further details, see the section of this Circular entitled “The Arrangement – Reasons for the Recommendation of the Special Committee”.

What is the Special Committee’s recommendation regarding the Arrangement?

The Special Committee, comprised of independent members of the Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consulting with its financial advisor, CIBC, and its legal advisor, BDP, including receiving the CIBC Fairness Opinion, has unanimously determined: (i) that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company, and that the terms and conditions of the Arrangement are fair and reasonable to the Shareholders (other than the Shaw Family Shareholders); (ii) to recommend that the Board approve the Arrangement and the entering into by the Company of the Arrangement Agreement; and (iii) to recommend that the Board recommend to Shareholders (other than the Shaw Family Shareholders) that they vote in favour of the Arrangement Resolution.

What is the Board’s recommendation regarding the Arrangement?

The Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement, and after consulting with its financial and legal advisors, including having received the TD Fairness Opinion and the unanimous recommendation of the Special Committee

(including the CIBC Fairness Opinion), has unanimously (with Bradley Shaw abstaining): (i) determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company, and that the terms and conditions of the Arrangement are fair and reasonable to the Shareholders (other than the Shaw Family Shareholders); (ii) approved the Arrangement and the entering into of the Arrangement Agreement; and (iii) resolved to recommend that Shareholders (other than the Shaw Family Shareholders) vote FOR the Arrangement Resolution.

How do the directors and officers of the Company intend to vote?

Each of the directors and members of Senior Management (other than Bradley Shaw) of the Company has entered into a support and voting agreement with the Purchaser, pursuant to which, among other things, they have agreed to vote their Shares in favour of the Arrangement Resolution. Bradley Shaw is a party to the Controlling Shareholder Voting Support Agreement and has agreed, among other things, to vote his Shares in favour of the Arrangement Resolution.

Who is eligible to vote?

In accordance with the Interim Order, all Shareholders (being the Class A Shareholders and Class B Shareholders) at the close of business on the Record Date of April 6, 2021 or, in each case, their duly appointed representatives, are eligible to vote.

What if I acquire ownership of Shares after April 6, 2021?

If a Shareholder transfers Shares after the Record Date and the transferee of those Shares, having produced properly endorsed certificates evidencing such Shares or having otherwise established that the transferee owns such Shares, demands, at least 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Shares at the Meeting.

What will happen to the Options, RSUs, PSUs and DSUs I hold under the Arrangement?

Under the terms of the Plan of Arrangement, all Options, RSUs, PSUs and DSUs outstanding immediately prior to the Effective Time (whether vested or unvested) will be surrendered and/or cancelled in exchange for a cash payment equal to, in respect of the Options, $40.50, less the exercise price of the Option and any applicable withholdings, for each Option held and, in respect of the RSUs, PSUs and DSUs, $40.50, less any applicable withholdings, for each RSU, PSU and DSU held. If the exercise price of an Option is equal to or exceeds $40.50, the holder of such Option will not be entitled to any payment under the Arrangement Agreement.

What will happen to the Preferred Shares I hold under the Arrangement?

The Preferred Shares are not being arranged in connection with the Arrangement. The Purchaser has the option, in its sole discretion, to require the Company to use its reasonable best efforts to redeem the Preferred Shares on June 30, 2021 in accordance with the terms of Preferred Shares as set out in the Company’s Constating Documents. As of the date hereof, the Purchaser has not exercised this right.

What happens to any outstanding Preferred Shares following completion of the Arrangement?

If not redeemed prior to the completion of the Arrangement in accordance with their terms (as set out in the Company’s Constating Documents), the Preferred Shares will remain outstanding obligations of the Company, which will become a direct or indirect subsidiary of the Purchaser immediately following completion of the Arrangement.

Who is soliciting my proxy?

Proxies are being solicited in connection with this Circular by management of the Company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by employees of the Company to whom no additional compensation will be paid. In addition, the Company has retained the services of Kingsdale Advisors as strategic shareholder advisor and proxy solicitation agent. The total cost of solicitation will be borne by the Company. If you have any questions or require more information with regard to voting your Shares please contact Kingsdale Advisors at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com. The Company will also reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for any reasonable expenses incurred in sending proxy material to Registered Shareholders and Beneficial Shareholders and requesting authority to execute proxies. For more information, see the section of this Circular entitled “Information Concerning the Meeting – Solicitation and Appointment of Proxies”.

Why is the Company proposing the Arrangement?

The Board is proposing the Arrangement because, following receipt of advice and assistance of the Financial Advisors and legal counsel, the Special Committee and the Board carefully evaluated the terms of the proposed Arrangement and unanimously (with Bradley Shaw abstaining) determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company and determined that the terms and conditions of the Arrangement are fair and reasonable to the Shareholders (other than the Shaw Family Shareholders). In reaching these determinations, the Special Committee and the Board considered, among other things, numerous factors, potential benefits and risks of the Arrangement and also the elements of the Arrangement which provide protection to the Shareholders. For details regarding the process followed by, and reasons for the recommendation of, the Special Committee and the Board, see the section of this Circular entitled “The Arrangement – Reasons for the Recommendation of the Special Committee” and “The Arrangement – Recommendation of the Board”.

What Shareholder approvals are required for the Arrangement Resolution?

In order to become effective, the Arrangement Resolution must receive the Required Shareholder Approval, being an affirmative vote of: (i) at least two-thirds (66 2/3%) of the votes cast by the Class A Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting and entitled to vote thereat; (ii) at least two-thirds (66 2/3%) of the votes cast by the Class B Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting and entitled to vote thereat; (iii) a simple majority of the votes cast by the Class A Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting entitled to vote thereat, excluding the votes cast by the Shaw Family Shareholders and any other person required to be excluded for the purpose of such vote under section 8.1(2) of MI 61-101; and (iv) a simple majority of the votes cast by the Class B Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting entitled to vote thereat, excluding the votes cast by the Shaw Family Shareholders and any other person required to be excluded for the purpose of such vote under section 8.1(2) of MI 61-101. To the knowledge of the Company, only the votes attached to the Shares owned by the Shaw Family Shareholders will be excluded from the “majority of the minority” votes referred to in (iii) and (iv) above mandated by MI 61-101.

Have any Shareholders agreed to vote in favour of the Arrangement?

Yes. Each of the directors and members of Senior Management (other than Bradley Shaw) of the Company, who, as of the Record Date, collectively owned, directly or indirectly, or exercised control or direction over 56,150 Class A Shares and 827,576 Class B Shares representing approximately 0.3% of the issued and outstanding Class A Shares and approximately 0.2% of the issued and outstanding Class B Shares, respectively, has entered into a support and voting agreement with the Purchaser pursuant to which they have agreed to vote or cause to be voted all of the Shares held or controlled by them in favour of the Arrangement, subject to the terms and conditions of the support and voting agreements. Bradley Shaw is a party to the Controlling Shareholder Voting Support Agreement and has agreed, among other things, to vote his Shares in favour of the Arrangement.

In addition, the Shaw Family Living Trust has entered into the Controlling Shareholder Voting Support Agreement with the Purchaser pursuant to which the Shaw Family Living Trust has, subject to the terms thereof, irrevocably agreed to support the Arrangement Agreement and the transactions contemplated thereby, including to vote all of its Shares in favour of the Arrangement at the Meeting. As of the Record Date, the Shaw Family Living Trust owned, directly or indirectly, or exercised control or direction over 17,662,400 Class A Shares and 33,057,068 Class B Shares, representing approximately 79% of the issued and outstanding Class A Shares and approximately 7% of the issued and outstanding Class B Shares, respectively. On or after the date of the Controlling Shareholder Voting Support Agreement, Bradley Shaw and other Shaw Family Shareholders have become parties to the Controlling Shareholder Voting Support Agreement, resulting in the Class A Shares and Class B Shares that they beneficially own, or over which control or direction is exercised, becoming subject to the terms thereof. In aggregate, as of the Record Date, 17,782,600 Class A Shares and 38,884,100 Class B Shares are subject to the Controlling Shareholder Voting Support Agreement, representing approximately 79% of the issued and outstanding Class A Shares and approximately 8% of the issued and outstanding Class B Shares, respectively.

Cathton Investments Ltd. has entered into a voting and support agreement with the Purchaser pursuant to which it has agreed to vote or cause to be voted all of the Shares, owned, directly or indirectly, or controlled or directed by it as of the Record Date in favour of the Arrangement, subject to the terms and conditions of the voting and support agreement. As of the Record Date, Cathton Investments Ltd. owned, directly or indirectly, or exercised control or direction over 2,060,000 Class A Shares representing: (i) approximately 9% of the issued and outstanding Class A Shares; and (ii) approximately 45% of the issued and outstanding Class A Shares not held by Shaw Family Shareholders, being 45% of the Class A Shares entitled to be voted as part of the separate Class A Share “majority of the minority” vote required under MI 61-101.

When does the Company expect the Arrangement to be effective?

As the Arrangement is conditional upon the receipt of a number of regulatory, stock exchange, Court and Shareholder approvals, the exact timing of completion of the Arrangement cannot be predicted. As of the date of this Circular, the Company anticipates that the Arrangement will be completed in the first half of 2022. However, it is not possible to state with certainty when or if the closing of the Arrangement will occur.

The Company plans to issue a press release once all the required approvals have been received and conditions to completing the Arrangement have been satisfied or waived.

When and how can I expect to receive the Consideration for my Shares, Options, RSUs, PSUs and/or DSUs?

For Shareholders, the Depositary will deliver to you your Consideration as soon as practicable after the completion of the Arrangement upon the receipt by the Depositary from you of a properly completed and duly executed Letter of Transmittal and all other relevant documents required by the instructions set out in the Letter of Transmittal, as applicable, including the delivery of share certificates representing Shares. If you are a Registered Shareholder, you will be provided with a Letter of Transmittal closer to the closing date of the Arrangement explaining how to deposit your Shares in order to receive the Consideration under the Arrangement. If you are a Beneficial Shareholder (i.e., you hold your Shares through an Intermediary), your Intermediary will surrender your Shares in exchange for your Consideration. You should contact your Intermediary if you have questions about this process.

Holders of Options, RSUs, PSUs and DSUs need not complete any documentation to receive the consideration owed to them under the Arrangement in respect of such Options, RSUs, PSUs or DSUs. As soon as reasonably practicable following the Effective Time, the Company will deliver to each holder of Options, RSUs, PSUs and DSUs, through the Company’s payroll systems (or such other means as the Company may elect or as otherwise directed by the Purchaser with respect to the timing and manner of such delivery), the cash payment which such holder is entitled to receive under the Plan of Arrangement, less applicable withholdings.

Has the Company received a fairness opinion in connection with the Arrangement?

The Company retained TD Securities and the Special Committee retained CIBC, to provide fairness opinions to the Board and the Special Committee, respectively, as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement. CIBC (in the form of a fixed-fee opinion provided to the Special Committee) and TD Securities provided opinions to the effect that, as of March 12, 2021 and March 13, 2021, respectively, and subject to the assumptions, limitations and qualifications set forth in each such opinion, the consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. The full text of the Fairness Opinions can be found at Appendices E and F to this Circular. See the section of the Circular entitled “The Arrangement – Fairness Opinions”.

What other conditions must be satisfied to complete the Arrangement?

In addition to Shareholder approval of the Arrangement Resolution, the Arrangement is conditional upon obtaining certain regulatory and Court approvals as well as the satisfaction of certain other closing conditions. See the sections of this Circular entitled “The Arrangement – The Arrangement Agreement – Conditions to Closing” and “The Arrangement – Regulatory Matters”.

How will the Arrangement affect my ownership and voting rights as a Shareholder?

Following the completion of the Arrangement, no Shareholder nor any holder of Options, RSUs, PSUs or DSUs will have any interest in the Company or its securities, assets, revenues or profits.

What will happen to the Company if the Arrangement is completed?

If the Arrangement is completed, the Purchaser will acquire, all of the issued and outstanding Shares and the Company will become a wholly-owned subsidiary of the Purchaser. In connection with the completion of the Arrangement, it is expected that the Shares will be de-listed from the TSX-V, the TSX and the NYSE, as applicable, and, subject to applicable securities laws, the Company may make an application to cease to be a reporting issuer under applicable securities laws.

What happens if the Arrangement is not completed?

If the Arrangement is not completed, Shareholders will not receive any payment for their Shares in connection with the Arrangement. Failure to complete the Arrangement could have a material negative effect on the trading price of the Company’s Shares and other securities. If the Arrangement is not completed, the Company will remain a public company, its Class A Shares and Class B Shares will continue to be listed and traded on the TSX-V, the TSX and the NYSE, as applicable, and Shareholders will continue to be subject to the same or similar risks and uncertainties currently facing the Company and disclosed in the Company’s annual MD&A for the year ended August 31, 2020 and interim MD&A for the period ended February 28, 2021. See “Risk Factors”.

In certain termination circumstances, the Company will be required to pay to the Purchaser the Termination Amount and in certain other cases the Purchaser will be required to pay the Company the Reverse Termination Amount. See “The Arrangement – The Arrangement Agreement – Termination Amount” and “The Arrangement – The Arrangement Agreement – Reverse Termination Amount”.

Are there risks I should consider in connection with the Arrangement?

Yes. A number of risk factors that you should consider in connection with the Arrangement are described in the section of this Circular entitled “Risk Factors”.

How do I vote?

The manner in which you vote your Shares depends on whether you are a Registered Shareholder or a Beneficial Shareholder. You are a Registered Shareholder if you have share certificate(s) representing Shares issued in your name or your name appears on the direct registration system (DRS) and you appear as a Registered Shareholder on the books of the Company. You are a Beneficial Shareholder if your Shares are registered in the name of an Intermediary (such as a broker, investment dealer, bank, trust company or other intermediary). If you are not sure whether you are a Registered or a Beneficial Shareholder, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

As a Registered Shareholder, you can vote your Shares in the following ways:

At the Virtual Meeting	Registered Shareholders will receive a form of proxy containing the 16-digit control number required to access the virtual Meeting. Once you have logged-in to the virtual Meeting, click the “Vote Here!” button in the bottom right quadrant of the screen.

Internet	www.proxyvote.com

Phone	1-800-474-7493 (English) or 1-800-474-7501 (French)

Mail	Enter voting instructions, sign the form of proxy and send your completed form of proxy to: Data Processing Centre P.O. Box 3700 STN Industrial Park Markham, ON L3R 9Z9

Questions?	Contact Kingsdale Advisors, by telephone at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

As a Beneficial Shareholder, unless you appoint yourself as proxyholder as outlined below, you will need to vote your Shares no later than 10:00 a.m. (Mountain time) on May 18, 2021 or 48 hours (not including Saturdays, Sundays and holidays) prior to the commencement of any adjourned or postponed Meeting. A completed voting instruction form should be deposited in accordance with the instructions printed on the form. You can vote your Shares in the following ways:

At the Virtual Meeting

In order to vote at the virtual Meeting, a Beneficial Shareholder must appoint themselves as proxyholder, which they may do by:

•  following the instructions on the voting instruction form, completing the voting instruction form and returning it to the Intermediary specified on such voting instruction form; or

•  visiting www.proxyvote.com and logging-in with the 16-digit control number provided on the voting instruction form.

The Beneficial Shareholder must insert their own name as the “Appointee Name” and designate an eight-character “Appointee Identification Number” in the spaces provided in the voting instruction form or online at www.proxyvote.com. Once you have logged-in to the virtual Meeting using the “Appointee Name” and “Appointee Identification Number” previously created, click the “Vote Here!” button in the bottom right quadrant of the screen.

Internet	www.proxyvote.com

Phone	1-800-474-7493 (English) or 1-800-474-7501 (French)

Mail	Enter voting instructions, sign the voting instruction form and send your completed voting instruction form to: Data Processing Centre P.O. Box 3700 STN Industrial Park Markham, ON L3R 9Z9

Questions?	Contact Kingsdale Advisors, by telephone at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

Am I entitled to dissent rights?

Only Registered Shareholders as of the Record Date are entitled to exercise Dissent Rights in connection with the actions to be taken at the Meeting. A Beneficial Shareholder will not be entitled to exercise Dissent Rights directly (unless the Shares are re-registered in such Beneficial Shareholder’s name). Failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. See the section of the Circular entitled “Dissenting Shareholder Rights”.

What constitutes a quorum at the Meeting?

For the Meeting, quorum in respect of the Class A Shareholders shall be at least 20% of the total number of outstanding Class A Shares entitled to vote at the Meeting whether such Class A Shares are present or represented by duly appointed proxy at the virtual Meeting, and quorum in respect of the Class B Shareholders shall be at least 20% of the total number of outstanding Class B Shares entitled to vote at the Meeting whether such Class B Shares are present or represented by duly appointed proxy at the virtual Meeting.

What happens if I sign the enclosed Form of Proxy or Voting Instruction Form?

Signing the enclosed form of proxy or voting instruction form gives authority to the Named Proxyholders to vote your Shares at the Meeting in accordance with your instructions. Signing the form of proxy or voting instruction form (and not writing in the name of another proxyholder on the form) gives authority to the Named Proxyholders, each of whom is an officer and/or a director of the Company, to act as proxyholder and vote your Shares in accordance with your voting instructions. If the instructions in a proxy given to the Company’s management are specified, the Shares represented by such proxy will be voted for or against the Arrangement in accordance with your instructions on any online ballot that may be called for. In the absence of any voting instructions from you on the form, your Shares will be voted FOR the Arrangement Resolution.

A Shareholder who wishes to appoint another Person (who need not be a Shareholder) to represent the Shareholder at the Meeting should follow the instructions on their form of proxy or voting instruction form, as applicable, and are encouraged to appoint such other Person online at www.proxyvote.com by no later than 10:00 a.m. (Mountain time) on May 18, 2021 as this will reduce the risk of any mail disruptions and will allow the Shareholder to share the necessary information with their appointed proxyholder more easily. To provide the appointed proxyholder access to the virtual Meeting, a Shareholder must create a unique eight-character “Appointee Identification Number” and specify the “Appointee Name” in the spaces provided in the form of proxy or voting instruction form, as applicable, or online at www.proxyvote.com. The Shareholder must then provide the proxyholder with the unique eight-character Appointee Identification Number along with the specified Appointee Name to allow the proxyholder access to the virtual Meeting. If an eight-character Appointee Identification Number is not created by the Shareholder, the appointed proxyholder will not be able to access the virtual Meeting.

What do I do with my completed Form of Proxy or Voting Instruction Form?

The completed form of proxy must be deposited at the office indicated on the enclosed envelope no later than 10:00 a.m. (Mountain time) on May 18, 2021, or 48 hours (not including Saturdays, Sundays and holidays) prior to the commencement of any adjourned or postponed Meeting. A completed voting instruction form should be deposited in accordance with the instructions printed on the form. The deadline for deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

If I change my mind, can I take back my proxy once I have given it?

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. If you are a Registered Shareholder and you want to revoke your proxy, you may do so by (a) providing new proxyholder appointment information at www.proxyvote.com or a new form of proxy to Broadridge; or (b) delivering a written notice to the Corporate Secretary of the Company at 630 – 3rd Avenue S.W., Calgary, Alberta, T2P 4L4 Attention: Peter Johnson, Executive Vice President, Chief Legal and Regulatory Officer, in each case no later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed). A Registered Shareholder may also attend the Meeting via the live audio webcast to vote at the Meeting, which voting will revoke any previously submitted proxy. If a Registered Shareholder attends the Meeting but does not vote by online ballot, any previously submitted proxy will remain valid. If you do not wish to revoke a previously submitted proxy or ask questions at the Meeting, you can attend the Meeting as a guest, as guests can listen to the Meeting, but are not able to vote or submit questions.

If you are a Beneficial Shareholder and you want to change your vote, you may do so by any of the methods set out below under “Information Concerning the Meeting – Voting by Beneficial Shareholders – Voting by Submitting Voting Instructions” no later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed). You may also contact your Intermediary to revoke a previously submitted voting instruction form. Please note that your Intermediary will need to receive any new instructions sufficiently in advance of the Meeting to act on them. If you appointed a proxyholder and wish to make a change, you may provide new proxyholder appointment information at www.proxyvote.com.

In addition, if you are a Registered Shareholder or a Beneficial Shareholder who has appointed themselves as a proxyholder, once you log in to the Meeting, you may (but are not obliged to) revoke any and all previously submitted proxies by voting by online ballot on the matters put forth at the Meeting. If you attend the Meeting but do not vote by online ballot, your previously submitted proxy will remain valid.

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy or voting instruction form confers discretionary authority on the Named Proxyholders with respect to any amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders or other matters that may properly come before the Meeting and the named Persons in your properly executed form of proxy or voting instruction form will vote on such matters in accordance with their judgment. At the date of this Circular, management of the Company is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

How many Shares are entitled to vote?

As of the Record Date, there were 22,372,064 Class A Shares and 476,285,262 Class B Shares issued and outstanding.

Each Class A Shareholder will be entitled to one vote for each Class A Share held and each Class B Shareholder will be entitled to one vote for each Class B Share held. The Class A Shareholders and Class B Shareholders will be voting separately as a class (including a separate majority of the minority vote of each class as described above).

Who are the principal Company Shareholders?

As of the Record Date, the Shaw Family Living Trust owned, directly or indirectly, or exercised control or direction over, 17,662,400 Class A Shares and 33,057,068 Class B Shares, representing approximately 79% of the issued and outstanding Class A Shares and approximately 7% of the issued and outstanding Class B Shares. To the knowledge of the directors and members of Senior Management of the Company, no other person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Class A Shares or Class B Shares as of the Record Date.

See “Information Concerning the Meeting – Shares and Principal Holders Thereof”.

What are the income tax consequences of the Arrangement to Shareholders?

For a summary of certain material Canadian and U.S. federal income tax considerations applicable to Shareholders in connection with the Arrangement, see “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations” and “Tax Considerations to Shareholders – Certain U.S. Federal Income Tax Considerations”. Such summaries are not intended to be financial, legal or tax advice. Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Whom should I contact if I have any questions?

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED

TO OUR STRATEGIC SHAREHOLDER ADVISOR AND PROXY

SOLICITATION AGENT:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

www.kingsdaleadvisors.com

North American Toll-Free Phone:

1-888-518-6554

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

Toll-Free Facsimile: 1-866-545-5580

Outside Canada, Banks and Brokers

Call Collect: 416-867-2272

SUMMARY

The following is a summary of certain information contained in this Circular, including its Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular and the attached Appendices, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the Glossary of Terms or elsewhere in this Circular. Shareholders are urged to read this Circular and its Appendices carefully and in their entirety.

The Parties

The Company

The Company is a leading Canadian connectivity company that currently employs approximately 9,200 people. The Wireline division consists of consumer and business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, Video, and digital Phone. Business provides business customers with Internet, data, WiFi, digital Phone, and Video services. The Wireless division provides wireless voice and LTE data services.

The Company is a corporation existing under the laws of the Province of Alberta and its head and registered office is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4. The Class A Shares are listed on the TSX-V under the symbol “SJR.A”. The Class B Shares are listed on the TSX under the symbol “SJR.B” and on the NYSE under the symbol “SJR”. See “Information Concerning the Company”.

The Purchaser

The Purchaser is a diversified Canadian technology and media company. The Purchaser operates wireless, cable and media businesses through its subsidiaries. Through its wireless segment, the Purchaser provides wireless telecommunications operations for Canadian consumers and business. The Purchaser’s cable telecommunications operations include internet, television, phone and smart home monitoring services for Canadian consumers and businesses, and network connectivity through its fibre network and data centre assets to support a range of voice, data, networking, hosting and cloud-based services for the business, public sector and carrier wholesale markets. The Purchaser also holds a diversified portfolio of media properties including sports media and entertainment, television and radio broadcasting, speciality channels, multi-platform shopping and digital media.

The Purchaser is a corporation existing under the laws of the Province of British Columbia and its registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and the head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

The Purchaser’s Class A Voting Shares and Class B Non-Voting Shares are listed on the TSX under the symbols “RCI.A” and “RCI.B”, respectively, and the Class B Non-Voting Shares are also listed on the NYSE under the symbol “RCI”. See “Information Concerning the Purchaser”.

The Arrangement

The Arrangement will be implemented by way of a court-approved Plan of Arrangement under the ABCA pursuant to the terms of the Arrangement Agreement. The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, among other things, the following transactions will occur:

•	Shareholders (other than the Shaw Family Shareholders) will be entitled to receive, for each Share held, $40.50 in cash, without interest, less applicable withholdings;

•

Shaw Family Shareholders will be entitled to receive, for each Share held: (i) $16.20 in cash; and (ii) 0.417206775 of a Purchaser Share (calculated on the basis of the volume-weighted average trading price for the Purchaser Shares for the 10 trading days ending March 12, 2021), less applicable withholdings. As of March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Purchaser Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per Share;

•

each Option issued and outstanding immediately prior to the Effective Time (whether vested or unvested) will be transferred by the holders thereof to the Company, and each such Option will be cancelled in exchange for the payment by the Company to the holder thereof of an amount (if any) by which the Consideration exceeds the exercise price of such Option, in each case, less applicable withholdings;

•

each RSU, PSU or DSU issued and outstanding immediately prior to the Effective Time (whether vested or unvested) will be transferred by the holders thereof to the Company, and each such RSU, PSU or DSU will be cancelled in exchange for the payment by the Company to the holder thereof of the Consideration, in each case, less applicable withholdings;

•

the Company shall make a cash payment to the ERP Trust, in an amount equal to the amount required to be contributed by the Company in accordance with the terms of the ERP with effect as of the Effective Time, less applicable withholdings; and

•

the Company shall make a cash payment to the SERP Trust, in an amount equal to the amount required to be contributed by the Company in accordance with the terms of the SERP, less applicable withholdings.

The Arrangement Agreement is attached to this Circular as Appendix C. The Company encourages Shareholders to read the Arrangement Agreement as it is the agreement between the Company and the Purchaser that governs the Arrangement. See “The Arrangement – The Arrangement Agreement”.

The Plan of Arrangement is attached to this Circular as Appendix D. The Company also encourages Shareholders to read the Plan of Arrangement. See “The Arrangement – Arrangement Mechanics”.

The Meeting

The Meeting will be held as a virtual-only meeting via live audio webcast online using the Broadridge virtual shareholder meeting platform at www.virtualshareholdermeeting.com/shawspecial2021 at 10:00 a.m. (Mountain time) on May 20, 2021, subject to any adjournment(s) or postponement(s) thereof, for the purpose set forth in the accompanying Notice of Special Meeting of Shareholders. Currently, the sole purpose of the Meeting is for Shareholders to consider and, if deemed advisable, approve the Arrangement Resolution. See “Information Concerning the Meeting – Purpose of the Meeting”.

The Shareholders entitled to vote at the Meeting are those holders of Shares as of the close of business on April 6, 2021 or their duly appointed proxyholders. If a Shareholder transfers Shares after the Record Date and the transferee of those Shares, having produced properly endorsed certificates evidencing such Shares or having otherwise established that the transferee owns such Shares, demands, at least 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Shares at the Meeting. Each Share entitled to be voted at the Meeting will entitle the holder thereof to one (1) vote at the Meeting in respect of the Arrangement Resolution. See “Information Concerning the Meeting – Shares and Principal Holders Thereof”.

Background to the Arrangement

The Arrangement Agreement is the result of an arm’s length negotiation between the Company and the Purchaser and their respective advisors. The background to the Arrangement, as well as the reasons of the Board for its recommendation of the Arrangement, are set forth in this Circular. See “The Arrangement – Background to the Arrangement” and “The Arrangement – Reasons for the Recommendation of the Special Committee”.

Reasons for the Recommendation of the Special Committee

In coming to its determinations and recommendations, the Special Committee considered and relied upon a number of substantive and procedural factors, including, among others, the following:

•

the Special Committee’s conclusion, after assessing (with the assistance of its financial and legal advisors) the relative benefits and risks of the strategic alternatives reasonably available to the Company (including maintaining the status quo and executing its current strategic plan), that the Arrangement is more favourable to Shareholders than any other strategic alternative reasonably available to the Company;

•

the Special Committee’s assessment of the current and anticipated future opportunities and risks associated with the business, operations, assets, financial performance and condition of the Company should it continue as a stand-alone entity;

•

the scope and scale of the combined company, after completion of the Arrangement, to pursue strategic opportunities and finance new technologies, including the implementation of 5G technology into the combined company’s networks;

•

after the completion of the Arrangement, the creation of a robust wholly-owned national network, as result of the combined spectrum holdings and enhanced capacity, generating more choice for consumers and businesses, as well as realizing the full benefits of next generation networks for Canadians and Canada’s productivity;

•	the process undertaken to solicit interest and maximize value from the most likely potential bidders and the improbability of other bidders emerging;

•

the value of the Consideration payable under the Arrangement to the Class A Shareholders and Class B Shareholders (excluding Shares held by the Shaw Family Shareholders), which represents a significant premium of approximately 69% to the closing price of the Class B Shares on the TSX on March 12, 2021 and a significant premium of approximately 78% to the 20 trading day volume weighted average price of the Class B Shares on the TSX up to and including March 12, 2021 (being the last trading day preceding the date that the Company and the Purchaser issued a press release announcing the Arrangement) and which represents a premium of approximately 33% to the closing price of the Class A Shares on the TSX-V on March 12, 2021 and a premium of approximately 38% to the 20 trading day volume weighted average price of the Class A Shares on the TSX-V up to and including March 12, 2021;

•

the Special Committee’s conclusion that, having regard to all relevant factors, it is highly unlikely that any person or group would be willing and able to acquire the Company on terms (including price) more favourable to the Company and the Shareholders than those offered under the Arrangement;

•

the Arrangement Agreement, the Controlling Shareholder Voting Support Agreement and the other definitive transaction documents are a result of arm’s-length negotiations between the Shaw Family Living Trust, the Company and the Purchaser;

•

the advice from the Shaw Family Living Trust that they intended to enter into the Controlling Shareholder Voting Support Agreement concurrently with the Company entering into the Arrangement Agreement and that the Shaw Family, whose support is required to complete any change of control transaction, would not consider any further proposals from third parties during the term of the Controlling Shareholder Voting Support Agreement;

•

the Consideration to be paid to Class A Shareholders and Class B Shareholders (excluding Shares held by the Shaw Family Shareholders) pursuant to the Arrangement will be cash, which provides Shareholders with certainty of value and immediate liquidity;

•

the fact that the value as of March 13, 2021 of the Consideration to be paid to the Class A Shareholders and Class B Shareholders (excluding Shares held by the Shaw Family Shareholders) pursuant to the Arrangement is equivalent to the value as of March 13, 2021 of the Consideration to be paid to the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Purchaser Shares for the 10 trading days ending March 12, 2021);

•	the fact that there is no premium paid in respect of the Class A Shares compared to the Class B Shares;

•

the CIBC Fairness Opinion to the effect that, as of March 12, 2021 and based upon and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders;

•

the TD Fairness Opinion to be provided to the Board to the effect that, as of March 13, 2021 and based upon and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders;

•

the Special Committee, which is comprised entirely of independent directors and was advised by experienced and qualified financial and legal advisors, oversaw, reviewed and considered, and directly participated in the negotiation of, the Arrangement, and unanimously recommended that the Board approve the Arrangement;

•	the fact that, in the Special Committee’s view, the terms of the Arrangement Agreement treat all stakeholders of the Company equitably and fairly;

•

the fact that the Arrangement Resolution requires the following shareholder approvals: (i) the approval of at least 66 2/3% of the votes cast by each of the Class A Shareholders and Class B Shareholders present or represented by proxy at the virtual Meeting, voting separately as a class; and (ii) the approval by at least a majority of the votes cast by each of the Class A Shareholders and Class B Shareholders present or represented by proxy at the virtual Meeting, voting separately as a class, excluding in each case votes cast by the Shaw Family Shareholders and any other votes attached to Class A Shares and Class B Shares required to be excluded for the purpose of such vote under section 8.1(2) of MI 61-101;

•	the Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Shareholders and other affected parties;

•

the terms and conditions of the Arrangement Agreement, including the fact that the Company’s and the Purchaser’s representations, warranties and covenants and the conditions to completion of the Arrangement are, in the judgment of the Special Committee, after consultation with its and the Company’s legal advisors, reasonable, and that risks to closing the Arrangement are mitigated by (i) robust regulatory and financing covenants on the part of the Purchaser and, in certain circumstances, the payment by the Purchaser to the Company of the Reverse Termination Amount for failure to obtain the Key Regulatory Approvals or the Purchaser financing, and (ii) the limited nature of the conditions in favour of the Purchaser, which the Special Committee determined are reasonable in the circumstances;

•

the likelihood that the transaction will receive the Key Regulatory Approvals under applicable Laws, including the advice of its legal and other advisors in connection with such Key Regulatory Approvals and the covenants of the Purchaser to use its best efforts to obtain the Key Regulatory Approvals;

•	the Arrangement is not subject to a financing condition;

•	the Purchaser’s commitment, credit worthiness, record of completing acquisition transactions and anticipated ability to complete the transactions contemplated by the Arrangement;

•	the Special Committee’s belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time and in any event prior to the Outside Date;

•	the ability of the Board, in certain limited circumstances, to consider a Superior Proposal and change its recommendation, provided that the Company pays to the Purchaser the Termination Amount;

•

Registered Shareholders may exercise Dissent Rights and receive fair value for their Shares as determined by a Court, subject to strict compliance with all requirements applicable to the exercise of Dissent Rights; and

•

the Arrangement is expected to benefit the Company, its employees and other stakeholders based upon: (i) the Purchaser’s intention to establish Calgary as the Purchaser’s headquarters for all Western operations; (ii) the Purchaser’s intention to maintain a strong local employee base in Western Canada; (iii) the retention payments permitted under the Arrangement Agreement to facilitate the retention of employees; (iv) the Purchaser’s intention to implement and enhance the Company’s planned capital expenditure program; and (v) the Purchaser’s intention to build upon the Company’s existing community and charitable programs.

In coming to its determinations and recommendations with respect to the Arrangement, the Special Committee also considered a number of potential risks and potential negative factors, which the Special Committee concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following:

•

the risks to the Company if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement, the significant attention required of management to implement the Arrangement and the potential impact on the Company’s current business operations and relationships (including with future and prospective employees, customers, distributors, suppliers and partners);

•

the risks associated with obtaining the Key Regulatory Approvals, including the potential impact on the Company’s current business operations and relationships (including with future and prospective employees, customers, distributors, suppliers and partners) given the length of time that may be required to obtain the Key Regulatory Approvals;

•

the fact that following the Arrangement, the Company will no longer exist as an independent company and Shareholders (excluding the Shaw Family Shareholders) will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans;

•	conditions to the Purchaser’s obligation to complete the Arrangement and the right of the Purchaser to terminate the Arrangement Agreement under certain circumstances;

•	the fact that the Company only conducted a limited process involving limited potential strategic counterparties, instead of a broader process or auction (including with financial sponsors);

•

the impact of the Controlling Shareholder Voting Support Agreement on attracting additional interest from third parties, the limitations contained in the Arrangement Agreement on the Company’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, the Company must pay the Termination Amount to the Purchaser; and

•

the fact that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the consideration pursuant to the Arrangement.

Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Special Committee did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the Special Committee may have given different weight to various factors or items of information. See “The Arrangement – Reasons for the Recommendation of the Special Committee”.

Recommendation of the Special Committee

The Special Committee, comprised of independent members of the Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consulting with its financial advisor, CIBC, and its legal advisor, BDP, including receiving the CIBC Fairness Opinion, has unanimously determined: (i) that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company, and that the terms and conditions of the Arrangement are fair and reasonable to the Shareholders (other than the Shaw Family Shareholders); (ii) to recommend that the Board approve the Arrangement and the entering into by the Company of the Arrangement Agreement; and (iii) to recommend that the Board recommend to Shareholders (other than the Shaw Family Shareholders) that they vote in favour of the Arrangement Resolution. See “The Arrangement – Recommendation of the Special Committee”.

Recommendation of the Board of Directors

The Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement, and after consulting with its financial and legal advisors, including having received the TD Fairness Opinion and the unanimous recommendation of the

Special Committee (including the CIBC Fairness Opinion), has unanimously (with Bradley Shaw abstaining) determined that the Arrangement is in the best interests of the Company, and determined that the terms and conditions of the Arrangement are fair and reasonable to the Shareholders (other than the Shaw Family Shareholders).

In adopting the Special Committee’s recommendations and concluding that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company (considering the interests of all affected stakeholders) and that the terms and conditions of the Arrangement are fair and reasonable to the Class A Shareholders and the Class B Shareholders (other than, in each case, the Shaw Family Shareholders), each taken separately as a class, the Board consulted with outside financial and legal advisors, considered and relied upon the same factors and considerations that the Special Committee relied upon, as described in the Circular under the heading “The Arrangement – Reasons for the Recommendation of the Special Committee”, and adopted the Special Committee’s analyses in their entirety.

Accordingly, the Board has unanimously (with Bradley Shaw abstaining) approved the Arrangement and the entering into by the Company of the Arrangement Agreement and recommends that you vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Board”.

Fairness Opinions

In deciding to approve the Arrangement, the Special Committee and the Board considered, among other things, the respective Fairness Opinions of the Financial Advisors. The Special Committee received the CIBC Fairness Opinion and the Board received the TD Fairness Opinion, that, as of March 12, 2021 and March 13, 2021, respectively, and subject to the assumptions, limitations and qualifications set forth in their respective opinions, the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement Agreement is fair, from a financial point of view, to such Shareholders. The summaries of the Fairness Opinions are qualified in their entirety by reference to the full text of the Fairness Opinions attached to this Circular as Appendices E and F. The Company encourages Shareholders to read and consider the Fairness Opinions in their entirety. See “The Arrangement – Fairness Opinions”.

Each of the Financial Advisors provided its respective Fairness Opinion for the information and assistance of the Special Committee and the Board, respectively, in connection with their consideration of the Arrangement. Such Fairness Opinions are not a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement or any other matter.

Support and Voting Agreements

The Shaw Family Living Trust, which, as of the Record Date, owned, directly or indirectly, or exercised control or direction over, 17,662,400 Class A Shares and 33,057,068 Class B Shares, representing approximately 79% of the issued and outstanding Class A Shares and approximately 7% of the issued and outstanding Class B Shares, respectively, has entered into a Controlling Shareholder Voting Support Agreement with the Purchaser pursuant to which the Shaw Family Living Trust has, subject to the terms thereof, irrevocably agreed to support the Arrangement Agreement, including to vote all of its Shares in favour of the Arrangement at the Meeting. On or after the date of the Controlling Shareholder Voting Support Agreement, Bradley Shaw and other Shaw Family Shareholders have become parties to the Controlling Shareholder Voting Support Agreement, resulting in the Class A Shares and Class B Shares that they beneficially own, or over which control or direction is exercised, becoming subject to the terms thereof. In aggregate, as of the Record Date, 17,782,600 Class A Shares and 38,884,100 Class B Shares are subject to the Controlling Shareholder Voting Support Agreement, representing approximately 79% of the issued and outstanding Class A Shares and approximately 8% of the issued and outstanding Class B Shares, respectively.

Each of the directors and members of Senior Management (other than Bradley Shaw), who, as of the Record Date, collectively owned, directly or indirectly, or exercised control or direction over, 56,150 Class A Shares and 827,576 Class B Shares representing approximately 0.3% of the issued and outstanding Class A Shares and approximately 0.2% of the issued and outstanding Class B Shares, respectively, has entered into a Director and Officer Support and Voting Agreement with the Purchaser pursuant to which they have agreed to vote or cause to be voted all of the Shares held or controlled by them in favour of the Arrangement, subject to the terms and conditions of Director and Officer Support and Voting Agreements.

Cathton Investments Ltd., who, as of the Record Date, owned, directly or indirectly, or exercised control or direction over 2,060,000 Class A Shares representing: (i) approximately 9% of the issued and outstanding Class A Shares; and (ii) approximately 45% of the Class A Shares not held by Shaw Family Shareholders, being 45% of the Class A Shares entitled to be voted as part of the separate Class A Share “majority of the minority” vote required under MI 61-101, has entered into a voting and support agreement with the Purchaser pursuant to which it has agreed to vote or cause to be voted all of the Shares owned, directly or indirectly, or controlled or directed by it in favour of the Arrangement, subject to the terms and conditions of the Cathton Voting and Support Agreement.

See “The Arrangement – Controlling Shareholder Voting Support Agreement”; “The Arrangement – Director and Officer Support and Voting Agreements” and “The Arrangement – Other Support and Voting Agreements”.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement will be implemented by way of a court-approved Plan of Arrangement under section 193 of the ABCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Shareholders in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, including receipt of the Key Regulatory Approvals, must be satisfied or waived by the appropriate Party; and

(d)	the Final Order and Articles of Arrangement must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all. See “The Arrangement – The Arrangement Agreement – Conditions to Closing”.

Shareholder Approval of the Arrangement

At the Meeting, Shareholders will be asked to approve the Arrangement Resolution. Pursuant to the Interim Order, the Arrangement Resolution, the full text of which is set forth in Appendix A to this Circular, must receive the Required Shareholder Approval, being the approval of: (i) at least two-thirds (66 2/3%) of the votes cast by the Class A Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting and entitled to vote thereat; (ii) at least two-thirds (66 2/3%) of the votes cast by the Class B Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting and entitled to vote thereat; (iii) a simple majority of the votes cast by the Class A Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting entitled to vote thereat, excluding the votes cast by the Shaw Family Shareholders and any other person required to be excluded for the purpose of such vote under section 8.1(2) of MI 61-101; and (iv) a simple majority of the votes cast by the Class B Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting entitled to vote thereat, excluding the votes cast by the Shaw Family Shareholders and any other person required to be excluded for the purpose of such vote under section 8.1(2) of MI 61-101. See “The Arrangement – Shareholder Approval of the Arrangement”.

Court Approval

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. Subject to the terms of the Arrangement Agreement and provided that the Arrangement Resolution receives the Required Shareholder Approval, the Company will make an application to the Court for the Final Order. The Court hearing in respect of the Final Order is scheduled to take place via Webex video conference on May 25, 2021 at 2:00 p.m. (Mountain time), or as soon thereafter as is reasonably practicable. On the application, the Court will consider the fairness of the Arrangement. See “The Arrangement – Court Approval of the Arrangement and Completion of the Arrangement”.

Conditions Precedent

The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or both of the Company and the Purchaser at or prior to the Effective Time. See “The Arrangement – The Arrangement Agreement – Conditions to Closing”.

The completion of the Arrangement is also subject to the receipt of the Key Regulatory Approvals, including Competition Act Clearance, CRTC Approval and ISED Approval, which approvals are described in more detail under “The Arrangement – Regulatory Matters”.

Effective Date

Unless otherwise agreed by the Company and the Purchaser, the Effective Date of the Arrangement will occur as soon as reasonably practicable after (and in any event not later than three Business Days after) the date on which all conditions to closing as set out in the Arrangement Agreement have been satisfied or waived other than conditions that by their nature cannot be satisfied until the Effective Time (subject to an extension for a Marketing Period in connection with the Purchaser’s financing, so long as the Effective Time is not later than the Outside Date). As of the date of this Circular, it is anticipated that the Effective Date will occur in the first half of 2022. However, it is not possible to state with certainty when or if the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed or may never occur for a number of reasons, including the failure to obtain the Key Regulatory Approvals in the time frames anticipated. See “The Arrangement – The Arrangement Agreement – Effective Date of the Arrangement”.

Regulatory Matters

In addition to the Required Shareholder Approval and the approval of the Court, it is a condition to the implementation of the Arrangement that all of the Key Regulatory Approvals be obtained, being Competition Act Clearance, CRTC Approval and ISED Approval. See “The Arrangement – Regulatory Matters”.

Sources of Funds for the Arrangement

In connection with the Arrangement Agreement, the Purchaser delivered to the Company the Debt Commitment Letter, pursuant to which the lenders party thereto committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for, among other things, the purpose of partially financing the transactions contemplated by the Arrangement Agreement. The Debt Financing (together with available cash of the Purchaser and the Company) will be sufficient to fund all amounts required to be paid by the Purchaser pursuant to the Arrangement. See “The Arrangement – Sources of Funds for the Arrangement”.

Arrangement Agreement

The following is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached as Appendix C to this Circular, and to the more detailed summary contained elsewhere in this Circular. See “The Arrangement – The Arrangement Agreement” and Appendix C to this Circular for the entire text of the Arrangement Agreement.

Covenants, Representations and Warranties

The Arrangement Agreement contains usual and customary covenants and representations and warranties for an agreement of this type, which are summarized in the main body of this Circular. See “The Arrangement – The Arrangement Agreement – Covenants” and “The Arrangement – The Arrangement Agreement – Representations and Warranties”.

Conditions to the Arrangement

The obligations of the Company and the Purchaser to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement which are summarized in the main body of this Circular. These conditions include, among others, the receipt of the Required Shareholder Approval, Court approval and Key Regulatory Approvals. See “The Arrangement – The Arrangement Agreement – Conditions to Closing”.

Non-Solicitation Provisions

In the Arrangement Agreement, the Company has agreed to certain non-solicitation covenants in favour of the Purchaser which are summarized in the main body of this Circular. See “The Arrangement – The Arrangement Agreement – Covenants of the Company Regarding Non-Solicitation”.

Financing Provisions

The Purchaser has agreed to take all actions to maintain in effect the Debt Commitment Letter, negotiate and enter into definitive documentation with respect to the Debt Financing, satisfy or obtain the waiver of all conditions to funding in the Debt Commitment Letter to enable the consummation of the Debt Financing at or prior to the Effective Time; consummate the Debt Financing at or prior to the Closing; and enforce its rights under the Debt Commitment Letter in the event of a breach by the Debt Financing Sources that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Arrangement. The Arrangement Agreement contains customary covenants of the Company to, subject to certain limitations, use its reasonable best efforts to provide such customary and timely co-operation to the Purchaser as the Purchaser may reasonably request in connection with the Debt Financing. See “The Arrangement – The Arrangement Agreement – Covenants Regarding Financing”.

Termination of Arrangement Agreement

The Company and the Purchaser may mutually agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date. In addition, each of the Company and the Purchaser may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date if certain specified events occur. See “The Arrangement – The Arrangement Agreement – Termination of the Arrangement Agreement”.

Termination Amounts

The Arrangement Agreement requires that the Company pay the Termination Amount of $800 million in certain circumstances, including if the Board withdraws or modifies its recommendation with respect to the Arrangement. See “The Arrangement – The Arrangement Agreement – Termination Amount”.

The Arrangement Agreement requires that the Purchaser pay the Reverse Termination Amount of $1.2 billion in certain circumstances, including if the Key Regulatory Approvals are not obtained or the Purchaser does not provide the Depositary with sufficient funds at the required time to complete the Arrangement. In certain circumstances, all or a portion of the Reverse Termination Amount may be satisfied in the form of assets or alternative consideration. See “The Arrangement – The Arrangement Agreement – Reverse Termination Amount”.

Preferred Shares

The Purchaser has the option, in its sole discretion, to require the Company to use its reasonable best efforts to redeem the Preferred Shares on the Redemption Date in accordance with the terms of the Preferred Shares by providing written notice to the Company not later than 40 days prior to the Redemption Date and upon receipt of such notice, the Company shall use its reasonable best efforts to complete the Preferred Share Redemption on the Redemption Date. As of the date of this Circular, the Purchaser has not exercised this option.

If the Purchaser requests the Company to redeem the Preferred Shares, the Company provides a notice of redemption to the holders of the Preferred Shares, the Arrangement is not completed (unless the Arrangement Agreement is terminated by the Purchaser pursuant to Section 7.2(a)(iv)(A) of the Arrangement Agreement [Breach of Representation or Warranty or Failure to Perform Covenants by the Company]) and the Preferred Shares are redeemed then the Purchaser will reimburse the Company in the amount of $120 million and for all reasonable out-of-pocket costs and expenses incurred in connection with such redemption. See “The Arrangement – The Arrangement Agreement – Covenants Regarding the Preferred Shares”.

Dissent Rights

Pursuant to the Interim Order, Registered Shareholders as of the Record Date have a right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Class A Shares and/or Class B Shares, as applicable, in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement.

A Registered Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to the Company a written objection to the Arrangement Resolution, which written objection must be received by the Company, at 630 – 3rd Avenue S.W., Suite 900, Calgary, Alberta T2P 4L4, Attention: Peter Johnson, Executive Vice President, Chief Legal and Regulatory Officer, with a copy to the Company’s counsel, Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, 40th Floor, Toronto, ON, M5V 3J7, Attention: Vincent Mercier, not later than 5:00 p.m. (Mountain time) on May 18, 2021 (or the day that is two business days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be), and must otherwise strictly comply with the dissent procedures prescribed by the ABCA, as modified by the Interim Order and the Plan of Arrangement.

Failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. See “Dissenting Shareholder Rights”.

Stock Exchange Listings

Shares

It is intended that the Class A Shares and the Class B Shares will be de-listed from the TSX-V, the TSX and the NYSE, as applicable, after the Effective Date.

The closing price per share of the Class A Shares on March 12, 2021, the last full trading day on the TSX-V before the public announcement of the proposed Arrangement, was $30.34, and on April 13, 2021, the last full trading day on the TSX-V before the date of this Circular, the closing price per share of the Class A Shares was $36.50.

The closing price per share of the Class B Shares on March 12, 2021, the last full trading day on the TSX and the NYSE before the public announcement of the proposed Arrangement, was $23.90 and US$19.17, respectively, and on April 13, 2021, the last full trading day on the TSX and the NYSE before the date of this Circular, the closing price per share of the Class B Shares was $33.62 and US$26.87, respectively.

Certain Income Tax Consequences of the Arrangement

Canada and United States

This Circular contains a summary of certain Canadian and U.S. federal income tax considerations generally applicable to certain Shareholders who dispose of Shares under the Arrangement. See the discussion under the section of this Circular entitled “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations” and “Tax Considerations to Shareholders – Certain U.S. Federal Income Tax Considerations”. Such summaries are not intended to be financial, legal or tax advice. Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Other

This Circular does not contain a summary of the non-Canadian and non-U.S. federal income tax considerations of the Arrangement for Shareholders who are subject to income tax outside of Canada or the United States. Such Shareholders should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions.

Interests of Certain Persons in the Arrangement

In considering the Arrangement and the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain directors and officers of the Company have certain interests that are, or may be, different from, or in addition to, the interests of other Shareholders generally, which may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with the other matters described in “The Arrangement – Recommendation of the Board”.

Risk Factors

There are risks associated with the completion of the Arrangement. Some of these risks include that the Arrangement Agreement may be terminated in certain circumstances, in which case the market price for the Shares may be adversely affected and that the closing of the Arrangement is conditional on, among other things, the receipt of approvals from Governmental Entities that could delay or impede completion of the Arrangement. See “Risk Factors”.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below. Further, capitalized terms used herein that are not defined in this Circular have the meanings given to them in the Arrangement Agreement, a copy of which is attached hereto as Appendix C.

“ABCA” means the Business Corporations Act (Alberta) and the regulations made thereunder;

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement between the Company and a third party other than the Purchaser on customary terms that are no less favorable in the aggregate to the Company (in its capacity as “Discloser” under the Confidentiality Agreement) than those contained in the Confidentiality Agreement;

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any inquiry, proposal or offer (whether written or oral) made on or after the date of the Arrangement Agreement from any Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) other than the Purchaser or one or more of its affiliates, relating to: (a) any direct or indirect sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions involving: (i) 20% or more of any class of voting or equity securities of the Company (including securities convertible into or exercisable or exchangeable for voting or equity securities); or (ii) assets (including shares of Subsidiaries of the Company) representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue, of the Company and its Subsidiaries (based on the most recent annual consolidated financial statements of the Company filed as part of the Company Filings); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction, in a single transaction or a series of related transactions, that, if consummated, would result in such Person or group of Persons beneficially owning, or exercising control or direction over, 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries whose assets represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of the Company and its Subsidiaries (based on the most recent annual consolidated financial statements of the Company filed as part of the Company Filings); (c) any arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up, exclusive license or similar transaction, in a single transaction or a series of related transactions, involving the Company or any of its Subsidiaries whose assets represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of the Company and its Subsidiaries (based on the most recent annual consolidated financial statements of the Company filed as part of the Company Filings); or (d) any other similar transaction or series of related transactions involving the Company or any of its Subsidiaries;

“Advisory Agreement” has the meaning set out in “The Arrangement – Interests of Certain Persons in the Arrangement – Advisory Agreement and Severance”;

“affiliate” means, a Person who is a Subsidiary of another Person or each one of them is controlled, directly or indirectly, by the same Person, provided that in no case shall an “affiliate” of the Company or any of its Subsidiaries include any member of the Shaw Family Group or Corus Entertainment Inc., and in no case shall an “affiliate” of the Purchaser or any of its Subsidiaries include the Rogers Control Trust;

“Alternative Consideration” has the meaning set out in “The Arrangement – The Arrangement Agreement – Reverse Termination Amount”;

“Alternative Financing” has the meaning set out in “The Arrangement – The Arrangement Agreement – Covenants – Covenants Regarding Financing”;

“ARC” has the meaning set out in “The Arrangement – Regulatory Matters – Competition Act Clearance”;

“Arrangement” means an arrangement under section 193 of the ABCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in either the Interim Order or the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement made as of March 13, 2021 between the Purchaser and the Company, including all schedules annexed thereto including, for greater certainty, the Company Disclosure Letter, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting by the Shareholders entitled to vote thereon pursuant to the Interim Order attached hereto as Appendix A;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by section 193(10)(b) of the ABCA to be sent to the Registrar after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form satisfactory to the Company and the Purchaser, each acting reasonably;

“ASPP” has the meaning set out in “Information Concerning the Company – Previous Purchases and Sales”;

“Authorization” means, with respect to any Person, any Order, permit, approval, consent, waiver, license or similar authorization of any Governmental Entity having jurisdiction over the Person;

“BDP” means Burnet, Duckworth & Palmer LLP, independent counsel to the Special Committee;

“Beneficial Shareholders” means Shareholders who hold their Shares through an Intermediary or who otherwise do not hold their Shares in their own name;

“Board” means the board of directors of the Company, as constituted from time to time;

“Board Recommendation” means the statement to the effect that the Board has received the Fairness Opinions and has, after receiving legal and financial advice and the recommendation of the Special Committee, unanimously determined that the Arrangement is fair and reasonable to the Shareholders (other than the Shaw Family Shareholders) and in the best interests of the Company and recommends that Shareholders (other than the Shaw Family Shareholders) vote in favour of the Arrangement Resolution;

“Broadridge” means Broadridge Investor Communications Corporation;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta, Toronto, Ontario or New York, New York;

“Canadian Securities Laws” means the Securities Act (Alberta) and any other applicable Canadian provincial and territorial securities Laws, rules and regulations and published policies thereunder;

“Cash Consideration” means $40.50;

“Cathton Voting and Support Agreement” means the voting and support agreement dated April 12, 2021 between the Purchaser and Cathton Investments Ltd., pursuant to which Cathton Investments Ltd. has agreed to vote in favour of the Arrangement subject to the terms and conditions set forth therein;

“CEO” means Chief Executive Officer;

“Certificate of Arrangement” means the certificate or proof of filing to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

“Change in Recommendation” means, prior to the approval by the Shareholders of the Arrangement Resolution: (a) the Board fails to unanimously (subject to abstentions of any conflicted director) recommend the Arrangement Agreement or withdraws, amends, modifies or qualifies the Board Recommendation in a manner adverse to Purchaser or publicly proposes or states its intention to do any of the foregoing; (b) the Board fails to publicly reaffirm (without qualification) the Board Recommendation within five Business Days after having been requested in writing by the Purchaser, acting reasonably, to do so (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting); or (c) the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly announced, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Meeting, if such date is sooner) after such Acquisition Proposal’s public announcement;

“CIBC” means CIBC World Markets Inc.;

“CIBC Fairness Opinion” means the written opinion of CIBC to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth in such opinion, the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement Agreement is fair, from a financial point of view, to such Shareholders;

“Circular” means this Management Information Circular, including all schedules, appendices and exhibits to, and information incorporated by reference herein, to be sent to, among others, the Shareholders or such other Persons of the Company as may be required pursuant to the Interim Order in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Class 1 Preferred Shares” means the Class 1 Preferred Shares, issuable in series, in the capital of the Company;

“Class 2 Preferred Shares” means the Class 2 Preferred Shares, issuable in series, in the capital of the Company;

“Class A Shareholders” means the registered and/or beneficial holders of the Class A Shares, as the context requires;

“Class A Shares” means the Class A Participating Shares in the capital of the Company;

“Class B Shareholders” means the registered and/or beneficial holders of the Class B Shares, as the context requires;

“Class B Shares” means the Class B Non-Voting Participating Shares in the capital of the Company;

“Closing” means the closing of the Arrangement;

“Code” has the meaning set out in “Tax Considerations to Shareholders – Certain U.S. Federal Income Tax Considerations”;

“Commissioner” has the meaning set out in “The Arrangement – Regulatory Matters – Competition Act Clearance”;

“Company” means Shaw Communications Inc., a corporation existing under the laws of the Province of Alberta;

“Company Credit Facility” means the second amended and restated credit agreement dated January 17, 2012 between, among others, the Company, as borrower, the banks and other financial institutions parties thereto, as lenders, and The Toronto-Dominion Bank, as administration agent, as amended by the first amendment to second amended and restated agreement dated as of December 22, 2014, the second amendment to second amended and restated credit agreement dated as of February 11, 2016, the third amendment to second amended and restated credit agreement dated as of December 15, 2016, the fourth amendment to second amended and restated credit agreement dated as of November 21, 2018 and the fifth amendment to second amended and restated credit agreement dated as of November 21, 2019, and as further amended, restated, supplemented or otherwise modified from time to time;

“Company Disclosure Letter” means the disclosure letter dated March 13, 2021 executed and delivered by the Company to the Purchaser in connection with the execution of the Arrangement Agreement;

“Company Filings” means all forms, reports, schedules, statements and other documents which are publicly filed or furnished by the Company pursuant to applicable Canadian Securities Laws or the U.S. Exchange Act since August 31, 2019;

“Company Permitted Dividends” means: (a) in respect of the Class A Shares, regular monthly dividends not in excess of $0.098542 in cash per Class A Share per month; (b) in respect of the Class B Shares, regular monthly dividends not in excess of $0.09875 in cash per Class B Share per month; in each case payable monthly with a record date of the 15th day of each month (or if the 15th day of the month falls on a day that is not a Business Day, then the Business Day immediately preceding such day) occurring on or after the date of the Arrangement Agreement and prior to the Effective Date; and (c) in respect of the Preferred Shares, regular quarterly dividends payable on the Preferred Shares in accordance with their respective terms as set out in the Company’s Constating Documents, in each case payable quarterly with a record date on the 15th day of each of March, June, September and December (or if the 15th day of such month falls on a day that is not a Business Day, then the Business Day immediately preceding such day) occurring on or after the date of the Arrangement Agreement and prior to the Effective Date;

“Company Senior Notes” means, collectively, the Company’s: (a) 3.80% senior unsecured notes due 2023; (b) 4.35% senior unsecured notes due 2024; (c) 3.80% senior unsecured notes due 2027, (d) 4.40% senior unsecured notes due 2028; (e) 3.30% senior unsecured notes due 2029; (f) 2.90% senior unsecured notes due 2030; (g) 6.75% senior unsecured notes due 2039; and (h) 4.25% senior unsecured notes due 2049;

“Competition Act” has the meaning set out in “The Arrangement – Regulatory Matters – Competition Act Clearance”;

“Competition Act Clearance” means (i) either the applicable waiting period under section 123 of the Competition Act shall have expired or been waived, or a waiver under subsection 113(c) of the Competition Act shall have been issued by the Commissioner, and (ii) any applicable waiting period under a Timing Agreement shall have expired or been earlier terminated;

“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada);

“Compliance Requirements” means, with respect to any Required Financing Information, that: (a) such Required Financing Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary to make such information not misleading under the circumstances in which it was provided; (b) the Company’s auditors have not withdrawn, or advised the Company in writing that they intend to withdraw, any audit opinion on any of the audited financial statements contained in such Required Financing Information; (c) the Company has not determined to restate any financial statements included in such Required Financing Information or announced its intention to make any such restatement (it being understood such information will be compliant in respect of this clause (c) if and when such restatement is completed or the Company has determined no such restatement is required); (d) such Required Financing Information is, and remains through the Marketing Period, compliant in all material respects with all applicable requirements therefor under (i) Canadian Securities Laws applicable to the form and content of a short form prospectus to qualify the public offering of those securities (including requirements for the audit or review, as applicable, of financial statements by the Company’s auditor) and, if applicable (ii) U.S. Securities Laws applicable to the form and content of a registration statement on Form F-10 to register the public offering of those securities and (e) the financial statements of the Company included in such Required Financing Information that are available to Purchaser on the first day of the Marketing Period are, on each day during the Marketing Period, not required to be updated under applicable Canadian Securities Laws or U. S. Securities Laws in order to be sufficiently current to permit (a) a registration statement on Form F-10 to finance an acquisition of the Company using such financial statements to be declared effective by the SEC and (b) the Company’s independent public accountants to issue a customary “comfort letter” to the Debt Financing Sources to the extent required as part of the debt financing contemplated by the Debt Commitment Letter, including as to negative assurances and change period, and in order to consummate any financing on any day during the Marketing Period (and such accountants have confirmed they are prepared to issue a comfort letter subject to their completion of customary procedures);

“Confidentiality Agreement” means the confidentiality agreement dated March 2, 2021 between the Company and the Purchaser;

“Consideration” means the consideration to be received by the Shareholders pursuant to the Plan of Arrangement consisting of (in each case, subject to adjustment in the manner and in the circumstances contemplated in Section 2.12 of the Arrangement Agreement): (a) $40.50 in cash per Class A Share (other than Class A Shares held by each Shaw Family Shareholder); (b) $16.20 in cash and 0.417206775 of a Purchaser Share per Class A Share held directly or indirectly by each Shaw Family Shareholder and as further set forth in the Plan of Arrangement; (c) $40.50 in cash per Class B Share (other than Class B Shares held by each Shaw Family Shareholder); and (d) 16.20 in cash and 0.417206775 of a Purchaser Share per Class B Share held directly or indirectly by each Shaw Family Shareholder and as further set forth in the Plan of Arrangement;

“Constating Documents” means articles of incorporation, amalgamation, arrangement or continuation, partnership agreements, unanimous shareholders agreements, by-laws (or equivalent documents) and all amendments to such articles, partnership agreements, unanimous shareholders agreements or by-laws (or equivalent documents);

“Contract” means any written or oral legally binding agreement, commitment, engagement, contract, franchise, licence, lease, sublease, occupancy agreement, obligation, indenture, mortgage, arrangement or undertaking, together with any amendments and modifications thereto, to which any Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Controlling Shareholder Voting Support Agreement” means the voting support agreement dated March 13, 2021 between the Purchaser and the Shaw Family Living Trust, pursuant to which the Shaw Family Living Trust has agreed to, among other things, vote in favour of the Arrangement subject only to the limited exceptions set forth therein;

“Court” means the Court of Queen’s Bench of Alberta, or other court as applicable;

“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19;

“COVID-19 Measures” means commercially reasonable actions for a Party or any of its Subsidiaries to take or refrain from taking in the operation of their business as a result of COVID-19 in order to comply with the provisions of any health, quarantine, social distancing, shutdown, safety or similar Law or guideline promulgated by any Governmental Entity in connection with COVID-19;

“CRA” has the meaning set out in “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations”;

“CRTC” means the Canadian Radio-television and Telecommunications Commission or any successor body thereto;

“CRTC Approval” has the meaning set out in “The Arrangement – Regulatory Matters – CRTC Approval”;

“Davies” means Davies, Ward, Phillips & Vineberg LLP, counsel to the Company;

“Debt Commitment Letter” means the executed commitment letter dated March 13, 2021, including all related exhibits, schedules, annexes, supplements and term sheets attached thereto, and the related fee letter, in each case, as amended, restated, supplemented, replaced and/or modified in accordance with the terms hereof, to the extent permitted under the Arrangement Agreement, it being understood that all references to the “Debt Commitment Letter” shall be deemed to include the applicable commitment or similar letter(s) and any related fee letter(s) for any Alternative Financing and/or Substitute Financing;

“Debt Financing” means the financing contemplated under the Debt Commitment Letter or the Debt Financing Documents, in each case the proceeds of which may be used by the Purchaser to satisfy the aggregate Consideration payable under the terms of the Plan of Arrangement, it being understood that any reference to the “Debt Financing” herein shall be deemed to include, in whole or in part (as applicable), any replacement or substitute financing provided for thereunder, including, for greater certainty, a Substitute Financing or any other Alternative Financing;

“Debt Financing Documents” means the definitive documentation with respect to the Debt Financing on the respective terms and conditions (including the “market flex” provisions) contained in the Debt Commitment Letter or on other terms that, with respect to conditionality, are not materially less favourable to the Purchaser, it being understood that all references to “Debt Financing Documents” shall be deemed to include the applicable credit, underwriting, agency or purchase agreement, or other definitive documentation, for any Alternative Financing and/or Substitute Financing;

“Debt Financing Sources” means the Persons that at any time have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing (or any Substitute Financings or Alternative Financings) in connection with the Arrangement, including the parties to any Debt Commitment Letters, Debt Financing Documents or other commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into or relating to any Debt Financing (and any definitive documentation related thereto) and any arrangers, administrative agents or other agents or lenders in connection with the Debt Financing, together with, in each case, their respective Affiliates, and their, and their respective Affiliates’, officers, directors, employees, agents, stockholders, partners (general or limited), managers members, controlling parties, Representatives, funding sources and other representatives of each of the foregoing, and their respective successors and assigns;

“Dentons” means Dentons Canada LLP, counsel to the Shaw Family Living Trust;

“Depositary” means AST Trust Company (Canada), as depositary for the Shares in connection with the Arrangement;

“Different Consideration” has the meaning set out in “The Arrangement – Canadian Securities Law Matters”;

“Director and Officer Support and Voting Agreements” means the support and voting agreements dated March 13, 2021 between the Purchaser, on the one hand, and each of the directors of the Company and members of Senior Management (other than Bradley Shaw), on the other hand;

“Dissent Notice” has the meaning set out in “Dissenting Shareholder Rights”;

“Dissent Rights” has the meaning ascribed thereto in Section 3.1 of the Plan of Arrangement set out in Appendix G hereto;

“Dissenting Shareholder” means a registered holder of Shares as of the Record Date who: (a) has validly exercised its Dissent Rights in strict compliance with the Dissent Right provisions of the Plan of Arrangement; (b) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights; and (c) is ultimately entitled to be paid the fair value for his, her or its Shares, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such holder of Shares;

“Dissenting Shares” means Shares in respect of which a Dissenting Shareholder has validly exercised Dissent Rights;

“DSU Plan” means the Director Deferred Share Unit Plan of the Company, as described in the Company Filings;

“DSUs” means the outstanding deferred share units issued pursuant to the DSU Plan;

“EDGAR” means SEC’s Electronic Data Gathering, Analysis and Retrieval System;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 1:01 a.m. (Mountain time), on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Eligible Person” has the meaning set out in “The Arrangement – Interests of Certain Persons in the Arrangement – Letter Agreement”;

“Equity Awards” means the Options, RSUs, PSUs and DSUs;

“ERP” means the Executive Retirement Plan of the Company, as amended and restated effective as of January 1, 2021;

“ERP Trust” means the trust established for the purposes of the ERP;

“Fairness Opinions” means, collectively, the CIBC Fairness Opinion and the TD Fairness Opinion;

“Final Order” means the final order of the Court made pursuant to section 193 of the ABCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“Final Order Hearing” has the meaning set out in “The Arrangement – Court Approval of the Arrangement and Completion of the Arrangement”;

“Financial Advisors” means TD Securities and CIBC, and “Financial Advisor” means either TD Securities or CIBC, as the context may require;

“Goodmans” means Goodmans LLP, counsel to the Purchaser;

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral or adjudicative body, commission, board, bureau, commissioner, ministry, governor-in-council, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange (including the TSX, TSX-V and NYSE);

“Holdco Alternative” has the meaning set out in “The Arrangement – Controlling Shareholder Voting Support Agreement – Qualifying Holdco Alternative”;

“Holder” has the meaning set out in “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations”;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board that are applicable to public issuers in Canada;

“Interested Party” has the meaning set out in “The Arrangement – Court Approval of the Arrangement and Completion of the Arrangement”;

“Interim Order” means the interim order of the Court made pursuant to section 193 of the ABCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Intermediary” means, a broker, investment dealer, bank, trust company or other intermediary;

“ISED Approval” has the meaning set out in “The Arrangement – Regulatory Matters – ISED Approvals”;

“ISED Canada” means the Minister of Innovation, Science and Industry acting in accordance with the powers and discretion accorded to the Minister under the Radiocommunication Act (Canada) and where the context so requires, his designees at Innovation, Science and Economic Development Canada;

“ISED Licences” has the meaning set out in “The Arrangement – Regulatory Matters – ISED Approvals”;

“Key Regulatory Approvals” means , collectively, the Competition Act Clearance, the CRTC Approval and the ISED Approval;

“Kingsdale Advisors” means Kingsdale Advisors, the strategic shareholder advisor and proxy solicitation agent;

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, decision, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities (including, for certainty, Canadian Securities Laws and U.S. Securities Laws), and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise;

“Letter Agreement” means the letter agreement between the Shaw Family Living Trust and the Purchaser dated as of March 13, 2021;

“Letter of Transmittal” means the letter of transmittal to be sent to Shareholders for use in connection with the Arrangement;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), or restriction or adverse right or claim, or other third party interest or encumbrance of any kind;

“Marketing Period” means, if the Purchaser has given written notice to the Company that it requires a Marketing Period, the period of up to ten consecutive Business Days (or such shorter period as is necessary to ensure the Effective Time occurs on or prior to the Outside Date, including in the circumstances specified in the provisos below) following the date on which all conditions precedent to closing for the benefit of the Purchaser (excluding conditions that, by their terms, cannot be satisfied until the Effective Time) shall have been satisfied or waived and the Purchaser shall have received the Required Financing Information; provided that if the Compliance Requirements at any time fail to be satisfied during the Marketing Period, then the Marketing Period will not be deemed to have commenced and the Marketing Period will only commence when the Compliance Requirements are again satisfied and provided further that (i) the following days shall not be considered Business Days for the purposes of this definition: July 1, 2021, July 2, 2021, July 5, 2021, November 24, 2021 and November 26, 2021, (ii) if the Marketing Period shall not have been completed on or prior to August 13, 2021, then it shall not commence prior to September 7, 2021 and (iii) if the Marketing Period shall not have been completed on or prior to December 17, 2021, then it shall not commence prior to January 3, 2022;

“Matching Period” has the meaning set out in “The Arrangement – The Arrangement Agreement – Covenants – Covenants of the Company Regarding Non-Solicitation – Right to Match”;

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts, or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, event or development generally affecting the industries or segments in which the Company and its Subsidiaries operate or carry on their business;

(b)

any change or development in currency exchange, interest or inflation rates or in general economic, business, regulatory, political or market conditions or in financial, securities or capital markets in Canada, the United States or in global financial or capital markets;

(c)

any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster, or the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

(d)	any general outbreak of illness, pandemic (including COVID-19), epidemic or similar event or the worsening thereof;

(e)

any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of Law by any Governmental Entity, including any appeal, review and variation of or other decision or action of any Governmental Entity in connection with Telecom Order 2019-288 issued by the CRTC, Telecom Notice of Consultation 2019-57 issued by the CRTC, or the implementation of the recommendations of the Final Report of the Broadcasting and Telecommunications Legislative Review of ISED Canada and the Department of Canadian Heritage, or any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Company and its Subsidiaries conduct their business;

(f)

any change in the market price or trading volume of any securities of the Company (provided, however, that the causes underlying such change may be considered to determine whether such change constitutes a Material Adverse Effect unless otherwise excluded by clauses (a) through (i)), or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade;

(g)

the failure of the Company to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of the Arrangement Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Material Adverse Effect unless otherwise excluded by clauses (a) through (i));

(h)	any matter expressly disclosed in the Company Disclosure Letter or in the Company Filings prior to March 13, 2021;

(i)

the announcement, execution or implementation of the Arrangement Agreement or the transactions contemplated thereby, including (i) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of its current or prospective employees, customers, clients, shareholders, financing sources, distributors (including broadcasting distribution undertakings), suppliers, licensors (including programming licensors), counterparties, regulators, insurance underwriters, or partners, or (ii) the inability of the Company to participate in any auction for wireless spectrum; or

(j)

any action taken (or omitted to be taken) by the Company or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to (i) the Arrangement Agreement or that is consented to by the Purchaser in writing, or (ii) applicable Law (including COVID-19 Measures), provided, however, (i) if any change, event, occurrence, effect, state of facts, or circumstance referred to in clauses (a) through to and including (c) above has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Company or any of its Subsidiaries operate, such effect may be taken into account in determining whether a Material Adverse Effect has occurred (in which case only the incremental disproportionate effect may be taken into account in determining whether a Material Adverse Effect has occurred) and (ii) that references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred;

“MD&A” means Management’s Discussion & Analysis;

“Meeting” means the virtual special meeting of the Shareholders of the Company to be held at 10:00 a.m. (Mountain time) on May 20, 2021, and any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made;

“Named Proxyholders” means the officers and/or directors of the Company named in the forms of proxy accompanying the Circular;

“NCIB” has the meaning set out in “Information Concerning the Company – Previous Purchases and Sales”;

“No Action Letter” has the meaning set out in “The Arrangement – Regulatory Matters – Competition Act Clearance”;

“NOBO” has the meaning set out in “Information Concerning the Meeting – Voting by Beneficial Shareholders”;

“Non-Resident Dissenter” has the meaning set out in “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”;

“Non-Resident Holder” has the meaning set out in “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Notice of Intention to Appear” has the meaning set out in “The Arrangement – Court Approval of the Arrangement and Completion of the Arrangement”;

“Notice of Originating Application” means the notice of originating application to the Court to obtain the Final Order;

“Notice of Special Meeting of Shareholders” means the Notice of Special Meeting of Shareholders which accompanies this Circular;

“Notifiable Transactions” has the meaning set out in “The Arrangement – Regulatory Matters – Competition Act Clearance”;

“Notification” has the meaning set out in “The Arrangement – Regulatory Matters – Competition Act Clearance”;

“NYSE” means the New York Stock Exchange;

“OBO” has the meaning set out in “Information Concerning the Meeting – Voting by Beneficial Shareholders”;

“Options” means the outstanding options to purchase Class B Shares issued pursuant to the Stock Option Plan;

“Orders” means all applicable judgments, orders, writs, injunctions, rulings, decisions, assessments and binding directives, protocols, policies and guidelines having the force of law rendered by any Governmental Entity;

“Ordinary Course” means, with respect to an action taken by the Company or its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of the Company or such Subsidiary, including any commercially reasonable deviations therefrom taken in good faith by the Company as a result of or in response to natural disasters, calamities, emergencies, crises and any COVID-19 Measures;

“Outside Date” means March 15, 2022, subject to automatic adjustment in accordance with the Arrangement Agreement, or such later date as may be agreed in writing by the Parties; provided however that if the Outside Date shall occur on a day that is not a Business Day, the Outside Date shall be deemed to occur on the next Business Day;

“Parties” means, collectively, the Company and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, trust, organization, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“PFIC” has the meaning set out in “Tax Considerations to Shareholders – Certain U.S. Federal Income Tax Considerations – General Tax Consequence of the Arrangement”;

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Appendix D, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Pre-Acquisition Reorganizations” means reorganization of the Company’s or a Subsidiary’s corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably, including amalgamations, liquidations, reorganizations, continuances (including commencing a continuance process), or share transfers or asset transfers;

“Preferred Share Redemption” has the meaning set out in “The Arrangement – The Arrangement Agreement – Covenants – Covenants Regarding the Preferred Shares”;

“Preferred Shares” means, collectively, the Series A Preferred Shares and the Series B Preferred Shares;

“Proposals” has the meaning set out in “The Arrangement – Background to the Arrangement”;

“Proposed Amendments” has the meaning set out in “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations”;

“PSUs” means the outstanding performance share units issued pursuant to the RSU/PSU Plan;

“Purchaser” means Rogers Communications Inc., a corporation existing under the laws of the Province of British Columbia;

“Purchaser Board” has the meaning set out in “The Arrangement – The Arrangement Agreement – Reverse Termination Amount”;

“Purchaser Material Adverse Effect” means any change, event, occurrence, effect, state of facts, or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Purchaser and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, event or development generally affecting the industries or segments in which the Purchaser and its Subsidiaries operate or carry on their business;

(b)

any change or development in currency exchange, interest or inflation rates or in general economic, business, regulatory, political or market conditions or in financial, securities or capital markets in Canada, the United States or in global financial or capital markets;

(c)

any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster, or the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

(d)	any general outbreak of illness, pandemic (including COVID-19), epidemic or similar event or the worsening thereof;

(e)

any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of Law by any Governmental Entity, including any appeal, review and variation of or other decision or action of any Governmental Entity in connection with Telecom Order 2019-288 issued by the CRTC, Telecom Notice of Consultation 2019-57 issued by the CRTC, or the implementation of the recommendations of the Final Report of the Broadcasting and Telecommunications Legislative Review of ISED Canada and the Department of Canadian Heritage, or any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Purchaser and its Subsidiaries conduct their business;

(f)

any change in the market price or trading volume of any securities of the Purchaser (provided, however, that the causes underlying such change may be considered to determine whether such change constitutes a Purchaser Material Adverse Effect unless otherwise excluded by clauses (a) through (i)), or any suspension of trading in securities generally on any securities exchange on which any securities of the Purchaser trade;

(g)

the failure of the Purchaser to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of the Arrangement Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Purchaser Material Adverse Effect unless otherwise excluded by clauses (a) through (i));

(h)	any matter expressly disclosed in the Purchaser Filings prior to March 13, 2021;

(i)

the announcement, execution or implementation of the Arrangement Agreement or the transactions contemplated thereby, including (i) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Purchaser or any of its Subsidiaries with any of its current or prospective employees, customers, clients, shareholders, financing sources (other than the Debt Financing Sources), distributors (including broadcasting distribution undertakings), suppliers, licensors (including programming licensors), counterparties, regulators, insurance underwriters, or partners, or (ii) any inability of the Purchaser to participate in any auction for wireless spectrum; or

(j)

any action taken (or omitted to be taken) by the Purchaser or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to (i) the Arrangement Agreement or that is consented to by the Company in writing, or (ii) applicable Law (including COVID-19 Measures), provided, however, (i) if any change, event, occurrence, effect, state of facts, or circumstance referred to in clauses (a) through to and including (c) above has a materially disproportionate effect on the Purchaser and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Purchaser or any of its Subsidiaries operate, such effect may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred (in which case only the incremental disproportionate effect may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred) and (ii) that references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Purchaser Material Adverse Effect has occurred;

“Purchaser Filings” means all forms, reports, schedules, statements and other documents which are publicly filed or furnished by the Purchaser pursuant to applicable Canadian Securities Laws or the U.S. Exchange Act since January 1, 2020;

“Purchaser Loan” means a demand loan from the Purchaser to the Company denominated in Canadian dollars in an aggregate principal amount not exceeding the aggregate amount of cash required by the Company to make the payments to the holders of the Options, RSUs, PSUs and

DSUs pursuant to the Plan of Arrangement and to make the cash payments to the ERP Trust and SERP Trust pursuant to the Plan of Arrangement, which amount shall be provided by the Company to the Purchaser in writing prior to the Effective Time, and which shall be evidenced by way of a demand promissory note granted by the Company in favour of the Purchaser;

“Purchaser Permitted Dividends” means, in respect of the Class A Voting Shares in the capital of the Purchaser and the Purchaser Shares, regular quarterly dividends declared from time to time by the Purchaser Board in the Ordinary Course with a record date occurring on or after the date of the Arrangement Agreement and prior to the Effective Date;

“Purchaser Share” means a Class B Non-Voting Share in the capital of the Purchaser;

“Qualifying Holdco” has the meaning set out in “The Arrangement – Controlling Shareholder Voting Support Agreement – Qualifying Holdco Alternative”;

“Qualifying Holdco Shareholder” has the meaning set out in “The Arrangement – Controlling Shareholder Voting Support Agreement – Qualifying Holdco Alternative”;

“Qualifying Holdco Shares” means all of the shares in the capital of a Qualifying Holdco at the Effective Time;

“Record Date” means the close of business on April 6, 2021;

“Redemption Date” has the meaning set out in “The Arrangement – The Arrangement Agreement – Covenants – Covenants Regarding the Preferred Shares”;

“Redemption Notice” has the meaning set out in “The Arrangement – The Arrangement Agreement – Covenants – Covenants Regarding the Preferred Shares”;

“Registered Shareholder” means a registered holder of Shares as recorded in the central securities register of the Company;

“Registrar” means the registrar duly appointed pursuant to section 263 of the ABCA;

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in connection with the Arrangement, including the Key Regulatory Approvals;

“Representative” means, with respect to a Party, such Party’s directors, officers, trustees, employees, representatives (including any legal financial or other advisor) or agent of such Party or of any of its Subsidiaries (provided that, for purposes of the Arrangement Agreement, in no event shall a Representative of the Company include the Shaw Family Living Trust) and, in the case of the Purchaser, includes the Financing Sources (as such term is defined in the Arrangement Agreement) and their respective advisors;

“Required Financing Information” means (a) the audited consolidated statements of financial position (as at August 31, 2020, 2019 and 2018 or, if closing has not occurred prior to November 15, 2021, August 31, 2021, 2020 and 2019) and the related statements of earnings and cash flows for the Company for the fiscal years then ended, (b) unaudited consolidated statements of financial position and related statements of earnings of the Company for each fiscal quarter ended after August 31, 2020 and ended at least 45 days prior to the Effective Date, (c) such other customary financial information regarding the Company and its Subsidiaries as may reasonably be requested by, and is necessary for, the Purchaser to fulfill the conditions and obligations applicable to it under the Debt Commitment Letter, and (d) in connection with a Substitute Financing or any other financing involving the offering of securities, such other financial information, audit reports, operating data, business and other pertinent information regarding the Company and its Subsidiaries of the type and in the form (i) required to be included in or incorporated into a short form prospectus to qualify under Canadian Securities Laws, or in a registration statement on Form F-10 to register under U.S. Securities Laws, as applicable, a public offering of such securities, (ii) customarily included in an offering memorandum or similar offering document to market a private placement of debt securities in Canada or pursuant to Rule 144A promulgated under the U.S. Securities Act, and (iii) necessary for the underwriters or initial purchasers of such securities to receive a customary “comfort letter” from the Company’s independent auditors; provided, that the “Required Financing Information” shall not include (i) any pro forma financial statements or any information regarding any post-Effective Time or pro forma adjustments desired to be incorporated into any information used in connection with the financing (including any synergies or cost savings), pro forma ownership or an as-adjusted capitalization table, (ii) projections, (iii) any description of all or any component of the financing, or (iv) risk factors relating to all or any component of the financing;

“Required Shareholder Approval” means the approval of the Arrangement Resolution by (i) at least two-thirds (66 2/3%) of the votes cast by the Class A Shareholders, voting separately as a class, present or represented by proxy at the virtual Meeting and entitled to vote thereat; (ii) at least two-thirds (66 2/3%) of the votes cast by the Class B Shareholders, voting separately as a class, present or represented by proxy at the virtual Meeting and entitled to vote thereat; (iii) a simple majority of the votes cast by the Class A Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting entitled to vote thereat, excluding the votes cast by the Shaw Family Shareholders and any other person required to be excluded for the purpose of such vote under section 8.1(2) of MI 61-101; and (iv) a simple majority of the votes cast by the Class B Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting entitled to vote thereat, excluding the votes cast by the Shaw Family Shareholders and any other person required to be excluded for the purpose of such vote under section 8.1(2) of MI 61-101;

“Resident Dissenter” has the meaning set out in “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”;

“Resident Holder” has the meaning set out in “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Retention Awards” has the meaning set out in “The Arrangement – Interests of Certain Persons in the Arrangements – Retention Awards”;

“Reverse Termination Amount” means a cash payment by the Purchaser to the Company of $1.2 billion if the Arrangement Agreement is terminated pursuant to the terms of the Arrangement Agreement under certain circumstances, as more particularly described under the heading “The Arrangement – The Arrangement Agreement – Reverse Termination Amount”;

“Reverse Termination Amount Event” has the meaning set out in “The Arrangement – The Arrangement Agreement – Reverse Termination Amount”;

“RSU/PSU Plan” means the Amended and Restated Plan for Restricted Share Units and Performance Share Units of the Company, as described in the Company Filings;

“RSUs” means the outstanding restricted share units issued pursuant to the RSU/PSU Plan;

“RTA Asset Portion” has the meaning set out in “The Arrangement – The Arrangement Agreement – Reverse Termination Amount”;

“RTA Request” has the meaning set out in “The Arrangement – The Arrangement Agreement – Reverse Termination Amount”;

“SEC” means the United States Securities and Exchange Commission;

“Securities Authority” means the Alberta Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Securities Authorities;

“Senior Management” means Bradley Shaw, Paul McAleese, Trevor English, Zoran Stakic, Peter Johnson, Katherine Emberly, Dan Markou and Paul Deverell;

“Series A Preferred Shares” means the Class 2 Preferred Shares, issuable in series, in the capital of the Company, designated as “Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A”;

“Series B Preferred Shares” means the Class 2 Preferred Shares, issuable in series, in the capital of the Company, designated as “Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B”;

“SERP” means the Supplemental Executive Retirement Plan of the Company, amended and restated dated as of June 28, 2017;

“SERP Trust” means the trust established for the purposes of the SERP;

“Shareholders” means, collectively, the Class A Shareholders and the Class B Shareholders;

“Shares” means, collectively, the Class A Shares and the Class B Shares;

“Shaw Family Company Shares” means (a) the 50,719,468 Shares owned, directly or indirectly, or controlled by the Shaw Family Living Trust as of the date of the Arrangement Agreement, plus (b) 5,946,607 additional Shares held by Shaw Family Shareholders or Qualifying Holdcos at the Effective Time, plus (c) such additional number of Shares, if any, that the Purchaser agrees can be included as Shaw Family Company Shares;

“Shaw Family Consideration” means the aggregate of the Shaw Family Share Consideration in respect of every Shaw Family Company Share transferred to the Purchaser pursuant to the Plan of Arrangement and the Shaw Family Holdco Share Consideration in respect of every Qualifying Holdco provided that such aggregate amount cannot exceed $917,990,415 in cash and 23,641,470.40 Purchaser Shares, unless, with the consent of the Purchaser, the aggregate number of Shaw Family Company Shares exceeds 56,666,075, in which case the cash and Purchaser Shares forming part of the Shaw Family Consideration shall be proportionately increased;

“Shaw Family Group” means (a) the estate of JR Shaw, his spouse and issue (whether natural born or legally adopted) and spouses thereof, the estates of any such individuals, and corporations owned or controlled by any one or more of the foregoing or by trusts of which any one or more of the foregoing are the principal beneficiaries (including the Shaw Family Living Trust); (b) the estate of James Robert Shaw; and (c) each of the charitable foundations listed in Schedule “B” to the Controlling Shareholder Voting Support Agreement;

“Shaw Family Holdco Share Consideration” in respect of a Qualifying Holdco means (a) an amount of cash equal to $16.20 multiplied by the number of Shares held by that Qualifying Holdco at the Effective Time; and (b) that number of Purchaser Shares equal to 0.417206775 multiplied by the number of Shares held by that Qualifying Holdco at the Effective Time, payable to the Shaw Family Shareholders in respect of the Qualifying Holdco Shares of that Qualifying Holdco transferred by the Shaw Family Shareholders to the Purchaser;

“Shaw Family Living Trust” means the Shaw Family Living Trust, a trust existing under the laws of the Province of Alberta, by its trustee, SFLTCo Ltd., and unless the context otherwise requires, references to the Shaw Family Living Trust refer to the board of directors of the trustee thereof;

“Shaw Family Share Consideration” means (a) $16.20 in cash, and (b) 0.417206775 of a Purchaser Share, payable in respect of each Shaw Family Company Share transferred to the Purchaser pursuant to the Plan of Arrangement;

“Shaw Family Shareholders” means the Shaw Family Living Trust and any other member of the Shaw Family Group (other than a Qualifying Holdco) that is the registered holder of Shares or Qualifying Holdco Shares at the Effective Time and that has agreed (in a form reasonably acceptable to the Purchaser) to be a Shaw Family Shareholder; provided that no Person will become a Shaw Family Shareholder without the prior consent of the Purchaser if, after giving effect thereto, the aggregate number of Shaw Family Company Shares would exceed 56,666,075;

“Special Committee” has the meaning set out in “The Arrangement – Background to the Arrangement”;

“Stock Option Plan” means the Stock Option Plan of the Company, as described in the Company Filings;

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary, and a Person is considered to “control” another Person if: (i) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person;

“Substitute Financing” has the meaning set out in “The Arrangement – The Arrangement Agreement – Covenants – Covenants Regarding Financing”;

“Superior Proposal” means any bona fide written Acquisition Proposal made after the date of the Arrangement Agreement from a Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) to acquire not less than all of the outstanding Shares or all or substantially all of the assets of the Company on a consolidated basis that: (i) complies with Canadian Securities Laws and U.S. Securities Law and did not result from or involve a breach of Article 5 of the Arrangement Agreement; (ii) the Board has determined in good faith, after receiving the advice of its outside legal and financial advisors, is reasonably capable of being completed without undue delay relative to the Arrangement, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective affiliates; (iii) is not subject to any financing contingency and in respect of which, to the satisfaction of the Board, acting in good faith after receiving the advice of its outside legal and financial advisors, adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Shares or assets, as the case may be; (iv) is not subject to any due diligence or access condition; and (v) the Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal and other factors deemed relevant by the Board (including the Person or group of Persons making such Acquisition Proposal and their affiliates), would, if consummated in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to each class of the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to the Arrangement Agreement);

“Superior Proposal Notice” has the meaning set out in “The Arrangement – The Arrangement Agreement – Covenants – Covenants of the Company Regarding Non-Solicitation – Right to Match”;

“Supplementary Information Request” has the meaning set out in “The Arrangement – Regulatory Matters – Competition Act Clearance”;

“Tax Act” means the Income Tax Act (Canada);

“Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party, and in each case, whether disputed or not;

“TD Fairness Opinion” means the written opinion of TD Securities to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders;

“TD Securities” means TD Securities Inc.;

“Termination Amount” means a cash payment by the Company to the Purchaser of $800 million if the Arrangement Agreement is terminated pursuant to the terms of the Arrangement Agreement under certain circumstances, as more particularly described under the heading “The Arrangement – The Arrangement Agreement – Termination Amount”;

“Timing Agreement” means a timing agreement entered into with the Commissioner in accordance with the Arrangement Agreement and with a waiting period that expires before the Outside Date (before any extension under Section 1.3 of the Arrangement Agreement);

“Transfer” has the meaning set out in “The Arrangement – Controlling Shareholder Voting Support Agreement”;

“Transfer Agent” means AST Trust Company (Canada), the registrar and transfer agent for the Shares;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. Holder” has the meaning set out in “Tax Considerations to Shareholders – Certain U.S. Federal Income Tax Considerations”;

“U.S. Securities Act” means the Securities Act of 1933 of the United States, as amended from time to time and the rules and regulations of the SEC promulgated thereunder; and

“U.S. Securities Laws” means the U.S. Securities Act and all other applicable U.S. federal securities laws.

THE ARRANGEMENT

Background to the Arrangement

The entering into of the Arrangement Agreement is the result of extensive arm’s length negotiations conducted among representatives of the Shaw Family Living Trust, the Company and its Special Committee, the Purchaser, and their respective financial and legal advisors. The following is a summary of the material events, meetings, negotiations and discussions among the parties that preceded the public announcement of the execution of the Arrangement Agreement on March 15, 2021.

As part of his duties as Chief Executive Officer of the Company, Bradley Shaw regularly meets with Chief Executive Officers of industry peers and other industry participants to discuss issues and trends in the Canadian telecommunications sector. Mr. Shaw had general discussions throughout 2020 with certain CEOs about the current and potential future state of the Canadian telecommunications sector, including the benefits of scale in the context of near term generational network investments required within the industry to meet the demands of consumers in future years.

In particular, on July 30, 2020, Joe Natale, Chief Executive Officer of the Purchaser, and Mr. Shaw met in Calgary. At this meeting, Mr. Natale expressed the Purchaser’s interest in a business combination with the Company and outlined the potential benefits of such a combination, but no specific terms of a transaction were discussed or proposed.

The Board and the Company’s senior management, as well as the Shaw Family Living Trust, regularly consider and evaluate the strategic direction of the Company. At its regularly scheduled Board meeting in October 2020, the Board discussed the Company’s Fiscal 2021 budget and the Company’s 3-year strategic plan as well as recent mergers and acquisitions activity and other developments and trends in the telecommunications industry.

In November 2020, TD Securities was requested by Mr. Shaw and Trevor English, the Company’s Chief Financial and Corporate Development Officer, to prepare an overview of key telecommunications sector trends and potential strategic alternatives for the Company in light of key sector trends and developments (including future wireline and wireless network strategies and capital requirements) and the particular strengths and challenges of the Company’s business and operations. This analysis represented a continuation of work that TD Securities had undertaken on a periodic basis in the ordinary course of its industry coverage over a number of years for the Board, the Company and the Shaw Family Living Trust.

On December 16, 2020, TD Securities met with Mr. Shaw and Mr. English to discuss the initial results of TD Securities’ review of recent Canadian telecommunications sector trends and developments, and to provide an overview of the various strategic alternatives available to the Company, including maintaining the status quo and executing its current strategic plan, instituting a special dividend or share buyback via a substantial issuer bid, pursuing a privatization with a private equity sponsor, or soliciting a sale to a strategic buyer.

On January 6, 2021, the Chief Executive Officer of a third party (referred to as Party A) met with Mr. Shaw and outlined the potential benefits of a business combination involving Party A and the Company. These discussions were exploratory in nature and focused on the strategic merits of a possible business combination. There were no indicative terms tabled or proposed at this meeting.

On January 13, 2021, at a regularly scheduled Board meeting, Mr. Shaw informed the Board in its in camera session that certain Shaw Family Shareholders were reviewing the outlook for the Canadian telecommunications sector and the Company, and had recently received unsolicited interest from Party A to explore a possible business combination. Mr. Shaw also informed the Board that the Shaw Family Living Trust had not yet discussed or decided whether it might be prepared to entertain a proposal for the sale of, or other business combination involving, the Company if a proposal was sufficiently attractive. Mr. Shaw advised the Board that he would discuss this development with the other Shaw Family Shareholders and would keep Paul Pew, the Company’s Lead Independent Director and Chair of the Company’s Corporate Governance and Nominating Committee and a member of the Executive Committee, informed of his discussions with the other Shaw Family Shareholders and potential interested parties. Following this in camera session and in light of the recent unsolicited inbound interest, TD Securities, with input from Messrs. Shaw and English, continued its analysis of the sector and strategic opportunities for the Company, including maintaining the status quo and executing its current strategic plan, instituting a special dividend or share buyback via a substantial issuer bid, pursuing a privatization with a private equity sponsor, or soliciting a sale to a strategic buyer.

Following the January 13 Board meeting and in light of the unsolicited expression of interest received from Party A, Mr. Shaw invited Mr. Natale to Calgary for a meeting on January 29, 2021 to continue their discussion concerning a potential business combination. Mr. Natale expressed the Purchaser’s continued interest in exploring a potential transaction and provided further details concerning the potential benefits of a business combination. These discussions continued to be exploratory in nature and no indicative terms were proposed.

TD Securities provided the results of its industry update and strategic review to certain Shaw Family Shareholders on February 1, 2021, and to the Shaw Family Living Trust on February 5, 2021. Messrs. Shaw and English attended each of these presentations. TD Securities’ presentation provided an overview of the Canadian telecommunications sector and trends, as well as a qualitative and quantitative analysis of the various alternatives available to the Company.

Following the meeting, given the continued industry evolution and sector trends, and having considered the various standalone and strategic alternatives available to the Company, the Shaw Family Living Trust expressed an interest in exploring a potential strategic transaction, including a potential sale of the Company. In consultation with TD Securities, the Shaw Family Living Trust determined to explore expressions of interest from the Purchaser and Party A as the two strategic parties that had the strongest strategic rationale and the requisite balance sheet strength, were well positioned to obtain the requisite regulatory approvals, could proceed quickly and confidentially, and could provide maximum value. This competitive sales process between the two most likely buyers of the Company was to be guided by several foundational principles focused on maximizing value, speed of execution given restrictions imposed on potential bidders for the Company by virtue of the rules for the upcoming 3500 MHz spectrum auction, deal certainty for all Shareholders (including addressing regulatory risk), ensuring fair treatment of employees, maintaining a significant and meaningful presence for the combined business in Western Canada and in Calgary in particular, ensuring the legacy of community support from the Company and the Shaw Family was upheld, and addressing certain considerations relevant to the Shaw Family Shareholders, including the opportunity for the Shaw Family Shareholders to receive a portion of any consideration in shares of the bidders. The Shaw Family Living Trust was not interested in pursuing a transaction with a financial buyer, including because an acquisition by a financial buyer did not address the strategic concerns that Company management and the Shaw Family Living Trust had about not being able to compete over the long-term due to the Company’s insufficient scale. The Shaw Family Living Trust also determined that, unlike certain other change of control transactions involving companies with dual class share structures and notwithstanding the historical premium trading price of the Class A Shares, it would not seek a premium for the Class A Shares as compared to the Class B Shares.

On February 6, 2021, Peter Johnson, the Company’s Chief Legal and Regulatory Officer, was informed of the recent developments regarding a potential strategic transaction, and the Company engaged Davies as its external legal advisor.

On February 8, 2021, Mr. Pew was informed by Mr. Shaw of the Shaw Family Living Trust’s interest in exploring a sale of the Company and the proposed process to seek out proposals from Party A and the Purchaser that might be of interest to the Shaw Family Living Trust. Mr. Shaw also advised Mr. Pew that he would keep him informed as to the status of the process and any proposals that emerged, and that any proposal that was acceptable to the Shaw Family Living Trust would be brought to the Board for consideration. The Shaw Family Living Trust engaged Dentons as its legal counsel in connection with the potential transaction.

Between February 8, 2021 and February 12, 2021, Mr. Shaw informed Mr. Natale, and separately informed the Chief Executive Officer of Party A, that the Shaw Family Living Trust was willing to consider a potential transaction, and requested they each submit a preliminary non-binding confidential proposal for a potential transaction.

On February 17, 2021, Mr. Natale met with Mr. Shaw to present the Purchaser’s preliminary proposal to acquire all of the issued and outstanding Shares of the Company for a purchase price of $35.00 per Share, and the Chief Executive Officer of Party A met with Mr. Shaw to present Party A’s preliminary proposal to acquire all of the issued and outstanding Shares of the Company for a purchase price of $37.00 per Share. Each of the Purchaser and Party A submitted a written non-binding offer letter to the Shaw Family Living Trust describing the principal terms and conditions of their respective confidential proposals for the acquisition of all of the issued and outstanding Class A Shares and Class B Shares of the Company, each of which was subject to completion of confirmatory due diligence and negotiation of definitive agreements, and each of which requested an exclusivity period to continue negotiations.

The Purchaser’s February 17 proposal contemplated, among other things, providing a mix of cash and share consideration for the Shaw Family Shareholders and only cash consideration for the non-Shaw Family Shareholders. Mr. Natale advised Mr. Shaw that the Purchaser was not prepared to issue Purchaser Shares to non-Shaw Family Shareholders because, among other things, it did not want its shareholders to suffer the dilution from such a significant share issuance. In addition, the Purchaser’s February 17 proposal provided a high-level overview of certain investment and community benefits to be made available in connection with the proposed transaction, including establishing a $1 billion rural, remote and Indigenous communities broadband fund, commitments to maintain the Company’s and the Shaw Family’s community investment and charitable programs, nominee rights on the Purchaser board of directors in favour of the Shaw Family Living Trust, as well as a proposed integration strategy that would include a retention package for the Company’s key employees as well as the creation of a second head office in Calgary. The proposal also contemplated the continued payment of the Company’s monthly dividend between announcement and closing of the transaction.

Party A’s February 17 proposal contemplated, among other things, providing a mix of cash and share consideration for the Shaw Family Shareholders (without pro ration) and a mix of cash and share consideration for the non-Shaw Family Shareholders (subject to pro ration), and a “soft” voting support agreement from the Shaw Family Living Trust that would terminate upon the Board accepting a superior proposal from another party, and otherwise contained similar terms, conditions and commitments as the Purchaser’s February 17 proposal.

Over the course of the next few days following receipt of the Party A and Purchaser proposals, Mr. Shaw, Mr. English, Mr. Johnson, TD Securities and Davies reviewed and discussed the proposals and potential next steps. It was determined that clarification discussions should occur between the parties’ respective regulatory counsel as understanding the regulatory approval requirements, the proposed allocation of regulatory risk, and the strategy for obtaining the required regulatory approvals were key components of the assessment of each party’s proposals. In addition, it was determined that Mr. Shaw would provide an update to Mr. Pew as to the receipt of the proposals and advise Mr. Pew that the Shaw Family Living Trust intended to engage in further discussions with both parties to determine whether either or both proposals could be enhanced to make them attractive to all Shareholders, including the Shaw Family Living Trust and the other Shaw Family Shareholders. Mr. Shaw provided this update to Mr. Pew on February 20, 2021.

On February 19, 2021, Davies met with the Purchaser’s external counsel, Goodmans, to discuss certain considerations regarding the Purchaser’s preliminary proposal, including regulatory matters. Davies also met with Party A’s in-house and external legal counsel to discuss certain considerations regarding Party A’s preliminary proposal, including regulatory matters.

On February 20, 2021, Mr. Shaw contacted each of Mr. Natale and the Chief Executive Officer of Party A to provide feedback on their respective proposals and to request that revised proposals be submitted by Monday, February 22, 2021. TD Securities also contacted representatives of the Purchaser and Party A to reinforce the feedback.

On February 22, 2021, the Purchaser submitted a revised proposal with an increased offer price of $40.50 per Share (with the same proposed all cash consideration to all Shareholders other than the Shaw Family Shareholders, with the Shaw Family Shareholders entitled to elect up to 40% of the consideration for their shares in cash and the balance in Purchaser Shares). The revised proposal reiterated the other material terms of the Purchaser’s February 17 proposal and added a requirement for an irrevocable voting support agreement from the Shaw Family Shareholders. Party A also submitted a revised proposal with an increased offer of $39.25 per Share and certain enhanced terms, including an increased retention package for key employees of the Company. Each of these revised proposals were non-binding, remained subject to completion of confirmatory due diligence and negotiation of definitive agreements.

Over the next few days, certain members of the Company’s management, Davies, TD Securities and representatives of the Shaw Family Living Trust together reviewed and evaluated the revised proposals, including with regards to regulatory matters, proposed closing conditions, key deal terms and the proposed scope of confirmatory due diligence requested by each of the Purchaser and Party A, and requested clarifications from each of the Purchaser and Party A on certain aspects of their respective revised proposals.

On February 24, 2021, the Purchaser provided a revised non-binding proposal with certain terms expanded to provide additional explanation, including clarification that the Purchaser intended to obtain committed financing prior to execution of definitive agreements, clarification as to the scope of the proposed regulatory covenants, and that the Purchaser’s proposed integration strategy would include a retention package for key employees of the Company of up to $50 million. The Purchaser’s revised proposal continued to provide for an irrevocable support agreement from the Shaw Family Shareholders.

On February 26, 2021, Mr. Shaw, Mr. English and TD Securities met with certain Shaw Family Shareholders and with the Shaw Family Living Trust to provide a process update and an overview of the proposals received from each of the Purchaser and Party A. Mr. Shaw also provided a comprehensive update to Mr. Pew concerning the process and the proposals received, and advised him that the proposals received were attractive to the Shaw Family Living Trust and that they should be presented to the Board for consideration at a meeting to be held on February 28, 2021. Mr. Shaw and Mr. Pew also discussed the formation and composition of a special committee of independent directors that would be formed to review and provide recommendations to the Board concerning the proposals. After discussion with Mr. Pew, Mr. Shaw (in his capacity as Executive Chair) contacted the other proposed members of the special committee in advance of the Board meeting to provide them with an update on developments since the January 13 Board meeting and to determine their interest and availability to serve on the special committee.

On February 27, 2021, Party A submitted a revised non-binding proposal offering $40.50 per Share with certain revised terms, which remained subject to confirmatory due diligence and negotiation of definitive agreements. Party A’s proposal also continued to contain certain regulatory issues that had previously been identified as being of concern.

On February 28, 2021, a special meeting of the Board was held at which Messrs. Shaw and English and other senior Company executives, as well as representatives of TD Securities and Davies, met with the Board to provide a comprehensive process update and a detailed review and comparison of the Purchaser’s proposal and Party A’s proposal (the “Proposals”). TD Securities’ presentation provided an overview of the Canadian telecommunications sector and trends, as well as a qualitative and quantitative analysis of the various alternatives available to the Company, was also provided to the Board. Mr. Shaw advised the Board that the Proposals were attractive to the Shaw Family Living Trust including as result of: (i) the proposed consideration under the Proposals offered significant value to Shareholders; (ii) the Class A Shares were not being offered a premium compared to the Class B Shares; (iii) the strategic merits of the proposed business combinations; (iv) the ability of each of the Purchaser and Party A to proceed expeditiously given the rules and deadlines relating to the upcoming 3500 MHz spectrum auction; (v) the proposed integration strategy, including maintenance of a head office in Calgary, employment commitments and the proposed employee retention packages; (vi) the commitments to maintain the Company’s, and the Shaw Family’s, community investment and charitable programs; and (vii) the Shaw Family Shareholders being offered share consideration, in part, for their Shares to address certain tax and other considerations relevant to them. As a result, Mr. Shaw advised the Board that the Shaw Family Living Trust was interested in pursuing the Proposals further, and that the Shaw Family Living Trust was not prepared to consider any proposals at this time for the sale of their Shares other than the Proposals.

At the February 28 Board meeting, Davies provided a privileged and confidential presentation to the members of the Board on their duties in the context of the Proposals. The Board discussed the Proposals, including the conditions and regulatory risk associated with each Proposal. Among other things, the Board concluded that Party A’s proposed regulatory approach was not as attractive as the Purchaser’s and contained conditions that were not acceptable to the Board. Accordingly, following this discussion, the Board determined that it would not be prepared to recommend proceeding with Party A’s proposal unless these issues were addressed.

The Board also determined that it was in the best interests of the Company to further assess, consider and evaluate the Proposals to determine whether it was in the best interests of the Company to support the sale of the Company to one of the Purchaser or Party A, and to provide them with confidential information of the Company in order to satisfy the confirmatory due diligence conditions contained in the Proposals, pursuant to a confidentiality agreement that would protect the confidentiality of the Company’s information. In addition, the Board determined to establish a special committee of independent directors comprised of Paul Pew (Chair), Adrian Burns, Michael O’Brien and Carl E. Vogel (the

“Special Committee”) for the purpose of, among other things, assessing, considering and reviewing the Proposals and providing input into the negotiations of a potential transaction on behalf of the Company, taking into consideration the interests of the Company and its Shareholders (other than the Shaw Family Shareholders) and other stakeholders, including the holders of Preferred Shares, creditors, employees, customers of the Company, and making such recommendations to the Board with respect to a potential transaction as the Special Committee considered necessary or advisable and in the best interests of the Company.

The mandate of the Special Committee, as adopted by the Board, empowered the Special Committee to, among other things: (i) assess the Proposals and any transaction resulting therefrom, including relative to the prospects of the Company as a stand-alone independent enterprise continuing to pursue its current business and strategic plans; (ii) consider and make its recommendation to the Board as to whether any transaction resulting from the Proposals was in the best interests of the Company, in particular in light of the interests of the shareholders (other than the Shaw Family Shareholders) and other stakeholders and determine whether any transaction is fair to them; (iii) provide input on negotiations of any transaction and the terms of any definitive agreements; (iv) ensure compliance with Multilateral Instrument 61-101 – Protection of Minority Security Holders; (v) consult with management in relation to the establishment and implementation of retention programs to retain employees of the Company during the pendency of any transaction; and (vi) make recommendations to the Board as to whether the Board should recommend any transaction to the Shareholders. The Special Committee mandate allowed for the Special Committee, in its discretion, to engage financial, legal and other advisors.

In addition, at the February 28 Board meeting, the Board formally engaged TD Securities as the Company’s financial advisor to assist with the review, evaluation, negotiation and completion of any potential transaction.

Mr. Shaw contacted Mr. Natale on March 1, 2021 to provide feedback on the Purchaser’s proposal and to outline the process and timing for confirmatory due diligence and for the submission of final binding proposals, including markups of definitive transaction documentation which bidders would be prepared to enter into, the forms of which were to be provided by Davies. TD Securities also contacted representatives of the Purchaser to provide the same messages. In particular, Mr. Shaw and TD Securities advised the Purchaser that the Company would be proposing a “soft” voting support agreement from the Shaw Family Shareholders, rather than the irrevocable support agreement proposed in the Purchaser’s proposal.

Mr. Shaw contacted the Chief Executive Officer of Party A on March 2, 2021 to provide feedback on Party’s A proposal, including to advise him that the regulatory issues with Party A’s proposal would need to be addressed if Party A was to move forward in the process. Party A’s CEO advised Mr. Shaw that Party A was not prepared to amend its proposal to address those issues.

On March 1, 2021, the Special Committee held its first meeting to discuss organizational matters, the retention of financial and legal advisors and to receive an update on the status of the two proposals from Messrs. English and Johnson. At this meeting, the Special Committee decided to retain CIBC as its financial advisor and instructed Mr. English to negotiate the form of engagement letter with CIBC. The Special Committee also considered potential candidates to act as independent legal advisor to the Special Committee and requested that Mr. Johnson contact them to determine their availability to represent the Special Committee.

The Special Committee formally engaged CIBC, effective March 1, 2021, to provide financial advice and a fairness opinion to the Special Committee. Pursuant to CIBC’s engagement letter, CIBC is being paid a fixed fee which is not contingent on the successful completion of the Arrangement, and CIBC agreed to deliver, at the request of the Special Committee, a “long form” fairness opinion providing both its conclusion of fairness from a financial point of view and a summary of the financial analysis supporting its conclusion.

On March 3, 2021, the Special Committee retained BDP to provide independent legal advice to the Special Committee.

The Purchaser and the Company entered into a mutual confidentiality agreement on March 2, 2021, pursuant to which the Purchaser obtained access to confidential information of the Company in order to complete the Purchaser’s confirmatory due diligence, and the Purchaser provided certain of its confidential information to the Company and the Shaw Family Living Trust in connection with the proposed issuance of Purchaser Shares to the Shaw Family Shareholders. The Shaw Family Living Trust subsequently acknowledged and agreed to the terms of this mutual confidentiality agreement pursuant to an acknowledgment and undertaking. The Purchaser executed an additional confidentiality agreement on March 3, 2021, following which certain limited representatives of the Purchaser were granted access to a virtual data room containing certain additional commercially sensitive confidential information of the Company.

Davies provided an initial draft of the Arrangement Agreement and certain ancillary documents to Goodmans on March 3, 2021 and, on that same day, Goodmans provided an initial draft of the Controlling Shareholder Voting Support Agreement to Davies and Dentons, which provided for an irrevocable commitment on the part of the Shaw Family Shareholders to vote in favour of the Arrangement (and against any other competing transaction).

On March 3, 2021, the Special Committee met to receive an update on the process from Company management, TD Securities and Davies. The Special Committee was advised at this meeting that Party A had effectively withdrawn from the process as Party A was not prepared to amend its proposal regarding certain regulatory issues. The Special Committee was also briefed on the remaining open business and other issues concerning the Purchaser’s proposal, including the continued request for an irrevocable voting support agreement from the Shaw Family Shareholders. Following the receipt of this update, the Special Committee met in camera with CIBC and BDP and discussed issues identified by CIBC. The Special Committee then met in camera with BDP and discussed the duties and responsibilities of the Board and the role of the Special Committee in the context of the proposed transaction.

From this point on, the Special Committee oversaw and participated in the negotiation of the Purchaser’s proposal from the perspective of the Shareholders (other than the Shaw Family Shareholders) and other stakeholders of the Company, including the holders of Preferred Shares, creditors, employees, customers of the Company. In this regard, the Special Committee was kept up to date on, and provided input into the negotiation of, the Purchaser’s proposal with the benefit of financial and legal advice from CIBC and BDP, respectively.

The Special Committee next met on March 5, 2021 to receive a privileged and confidential presentation from Davies concerning, among other things, the required regulatory approvals for the Arrangement and the scope of the covenant that the Purchaser had agreed to include in the Arrangement Agreement concerning the efforts that would be required of the Purchaser to obtain the required regulatory approvals. Davies also outlined certain foreign ownership restrictions that any potential foreign bidder for the Company would be required to navigate, in addition to a review under the Investment Canada Act. This presentation was followed by an in camera session where the Special Committee considered, with the assistance of CIBC and BDP, the implications on the Company’s business of the Arrangement not closing and the impact of the Shaw Family Living Trust entering into an irrevocable voting support agreement and not being prepared to consider any proposals other than that of the Purchaser, among other things.

On March 6, 2021, as part of the Purchaser’s confirmatory due diligence, the Company and the Purchaser held executive management meetings covering Technology, Operations, Finance, HR, Legal and Regulatory matters.

On behalf of the Purchaser, Goodmans provided comments on the draft Arrangement Agreement during the evening of March 6, 2021.

On March 8, 2021, Company management, TD Securities and Davies provided a comprehensive update to the Special Committee on the status of negotiations with the Purchaser and reported that the Purchaser had made significant progress with respect to its confirmatory due diligence, including reporting positive feedback on the March 6 management meetings. With respect to the Controlling Shareholder Voting Support Agreement, Davies noted that the Purchaser continued to require an irrevocable voting support agreement from the Shaw Family Shareholders as a condition to proceeding with its proposal. TD Securities outlined the other outstanding issues for the Special Committee and, together with management, made a recommendation to the Special Committee on a proposed response to the Purchaser on the outstanding issues. Following an in camera session with CIBC and BDP, the Special Committee instructed the Company’s management and advisors as to how to respond to the Purchaser in respect of the outstanding issues. Among other things, the Special Committee concluded that it was in the best interests of the Company and its minority shareholders to accept the Purchaser’s request for an irrevocable voting support agreement from the Shaw Family Shareholders in exchange for a significant increase in the proposed quantum of the reverse break fee and certain other amendments to the terms of the Purchaser’s proposal.

Over the course of the next several days, the parties, together with their respective advisors, negotiated the remaining business issues, the terms of the Arrangement Agreement, the Controlling Shareholder Voting Support Agreement and the other transaction documents.

A further meeting of the Special Committee was held on March 11, 2021, where the Special Committee was provided with an update as to the status of the continuing negotiations and provided additional direction and input to Company management and the Company’s financial and legal advisors as to the resolution of outstanding business and other issues. The Special Committee also authorized management to negotiate exclusively with the Purchaser.

Following the resolution of the remaining business issues, the Purchaser and the Company entered into an exclusivity agreement dated March 12, 2021, pursuant to which the Purchaser was provided a period of exclusivity ending on March 15, 2021. From March 11, 2021 to March 13, 2021, the parties and their respective legal and financial advisors continued negotiations to settle the Arrangement Agreement, the Controlling Shareholder Voting Support Agreement and the other transaction documents.

On March 12, 2021, the Shaw Family Living Trust met and approved entering into the Controlling Shareholder Voting Support Agreement and the other transaction documents to which they are a party.

On March 12 and March 13, 2021, the Special Committee and the Board, respectively, met to review the terms and conditions of the Arrangement and to receive a detailed presentation supporting the respective oral Fairness Opinions of the Financial Advisors, which were subsequently confirmed by delivery of the written Fairness Opinions. The Special Committee unanimously determined: (i) that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company, and that the terms and conditions of the Arrangement are fair and reasonable to the Shareholders (other than the Shaw Family Shareholders); (ii) to recommend that the Board approve the Arrangement and the entering into by the Company of the Arrangement Agreement; and (iii) to recommend that the Board recommend to Shareholders (other than the Shaw Family Shareholders) that they vote in favour of the Arrangement Resolution. The Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement, and after consulting with its financial and legal advisors, including having received the TD Fairness Opinion and the unanimous recommendation of the Special Committee (including the CIBC Fairness Opinion), unanimously (with Bradley Shaw abstaining) determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company, and that the terms and conditions of the Arrangement are fair and reasonable to the Shareholders (other than the Shaw Family Shareholders).

The Arrangement Agreement and other transaction documents were finalized and executed late in the evening of March 13, 2021, and a press release announcing the transaction was issued on March 15, 2021 before the opening of trading of the Shares on the TSX, TSX-V and the NYSE.

On April 12, 2021, the Special Committee, and on April 14, 2021, the Board, approved this Circular and certain other procedural matters related to the Meeting and to the Arrangement.

Reasons for the Recommendation of the Special Committee

The following includes forward-looking information and readers are cautioned that actual results may vary materially from those currently anticipated due to a number of factors and risks. See “Forward-Looking Statements” and “Risk Factors”.

In coming to its determinations and recommendations, the Special Committee considered and relied upon a number of substantive and procedural factors, including, among others, the following:

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the Special Committee’s conclusion, after assessing (with the assistance of its financial and legal advisors) the relative benefits and risks of the strategic alternatives reasonably available to the Company (including maintaining the status quo and executing its current strategic plan), that the Arrangement is more favourable to Shareholders than any other strategic alternative reasonably available to the Company;

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the Special Committee’s assessment of the current and anticipated future opportunities and risks associated with the business, operations, assets, financial performance and condition of the Company should it continue as a stand-alone entity;

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the scope and scale of the combined company, after completion of the Arrangement, to pursue strategic opportunities and finance new technologies, including the implementation of 5G technology into the combined company’s networks;

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after the completion of the Arrangement, the creation of a robust wholly-owned national network, as result of the combined spectrum holdings and enhanced capacity, generating more choice for consumers and businesses, as well as realizing the full benefits of next generation networks for Canadians and Canada’s productivity;

•	the process undertaken to solicit interest and maximize value from the most likely potential bidders and the improbability of other bidders emerging;

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the value of the Consideration payable under the Arrangement to the Class A Shareholders and Class B Shareholders (excluding Shares held by the Shaw Family Shareholders), which represents a significant premium of approximately 69% to the closing price of the Class B Shares on the TSX on March 12, 2021 and a significant premium of approximately 78% to the 20 trading day volume weighted average price of the Class B Shares on the TSX up to and including March 12, 2021 (being the last trading day preceding the date that the Company and the Purchaser issued a press release announcing the Arrangement) and which represents a premium of approximately 33% to the closing price of the Class A Shares on the TSX-V on March 12, 2021 and a premium of approximately 38% to the 20 trading day volume weighted average price of the Class A Shares on the TSX-V up to and including March 12, 2021;

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the Special Committee’s conclusion that, having regard to all relevant factors, it is highly unlikely that any person or group would be willing and able to acquire the Company on terms (including price) more favourable to the Company and the Shareholders than those offered under the Arrangement;

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the Arrangement Agreement, the Controlling Shareholder Voting Support Agreement and the other definitive transaction documents are a result of arm’s-length negotiations between the Shaw Family Living Trust, the Company and the Purchaser;

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the advice from the Shaw Family Living Trust that they intended to enter into the Controlling Shareholder Voting Support Agreement concurrently with the Company entering into the Arrangement Agreement and that the Shaw Family, whose support is required to complete any change of control transaction, would not consider any further proposals from third parties during the term of the Controlling Shareholder Voting Support Agreement;

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the Consideration to be paid to Class A Shareholders and Class B Shareholders (excluding Shares held by the Shaw Family Shareholders) pursuant to the Arrangement will be cash, which provides Shareholders with certainty of value and immediate liquidity;

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the fact that the value as of March 13, 2021 of the Consideration to be paid to the Class A Shareholders and Class B Shareholders (excluding Shares held by the Shaw Family Shareholders) pursuant to the Arrangement is equivalent to the value as of March 13, 2021 of the Consideration to be paid to the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Purchaser Shares for the 10 trading days ending March 12, 2021);

•	the fact that there is no premium paid in respect of the Class A Shares compared to the Class B Shares;

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the CIBC Fairness Opinion to the effect that, as of March 12, 2021 and based upon and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders;

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the TD Fairness Opinion to be provided to the Board to the effect that, as of March 13, 2021 and based upon and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders;

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the Special Committee, which is comprised entirely of independent directors and was advised by experienced and qualified financial and legal advisors, oversaw, reviewed and considered, and directly participated in the negotiation of, the Arrangement, and unanimously recommended that the Board approve the Arrangement;

•	the fact that, in the Special Committee’s view, the terms of the Arrangement Agreement treat all stakeholders of the Company equitably and fairly;

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the fact that the Arrangement Resolution requires the following shareholder approvals: (i) the approval of at least 66 2/3% of the votes cast by each of the Class A Shareholders and Class B Shareholders present or represented by proxy at the virtual Meeting, voting separately as a class; and (ii) the approval by at least a majority of the votes cast by each of the Class A Shareholders and Class B Shareholders present or represented by proxy at the virtual Meeting, voting separately as a class, excluding in each case votes cast by the Shaw Family Shareholders and any other votes attached to Class A Shares and Class B Shares required to be excluded for the purpose of such vote under section 8.1(2) of MI 61-101;

•	the Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Shareholders and other affected parties;

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the terms and conditions of the Arrangement Agreement, including the fact that the Company’s and the Purchaser’s representations, warranties and covenants and the conditions to completion of the Arrangement are, in the judgment of the Special Committee, after consultation with its and the Company’s legal advisors, reasonable, and that risks to closing the Arrangement are mitigated by (i) robust regulatory and financing covenants on the part of the Purchaser and, in certain circumstances, the payment by the Purchaser to the Company of the Reverse Termination Amount for failure to obtain the Key Regulatory Approvals or the Purchaser financing, and (ii) the limited nature of the conditions in favour of the Purchaser, which the Special Committee determined are reasonable in the circumstances;

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the likelihood that the transaction will receive the Key Regulatory Approvals under applicable Laws, including the advice of its legal and other advisors in connection with such Key Regulatory Approvals and the covenants of the Purchaser to use its best efforts to obtain the Key Regulatory Approvals;

•	the Arrangement is not subject to a financing condition;

•	the Purchaser’s commitment, credit worthiness, record of completing acquisition transactions and anticipated ability to complete the transactions contemplated by the Arrangement;

•	the Special Committee’s belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time and in any event prior to the Outside Date;

•	the ability of the Board, in certain limited circumstances, to consider a Superior Proposal and change its recommendation, provided that the Company pays to the Purchaser the Termination Amount;

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Registered Shareholders may exercise Dissent Rights and receive fair value for their Shares as determined by a Court, subject to strict compliance with all requirements applicable to the exercise of Dissent Rights; and

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the Arrangement is expected to benefit the Company, its employees and other stakeholders based upon: (i) the Purchaser’s intention to establish Calgary as the Purchaser’s headquarters for all Western operations; (ii) the Purchaser’s intention to maintain a strong local employee base in Western Canada; (iii) the retention payments permitted under the Arrangement Agreement to facilitate the retention of employees; (iv) the Purchaser’s intention to implement and enhance the Company’s planned capital expenditure program; and (v) the Purchaser’s intention to build upon the Company’s existing community and charitable programs.

In coming to its determinations and recommendations with respect to the Arrangement, the Special Committee also considered a number of potential risks and potential negative factors, which the Special Committee concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following:

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the risks to the Company if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement, the significant attention required of management to implement the Arrangement and the potential impact on the Company’s current business operations and relationships (including with future and prospective employees, customers, distributors, suppliers and partners);

•

the risks associated with obtaining the Key Regulatory Approvals, including the potential impact on the Company’s current business operations and relationships (including with future and prospective employees, customers, distributors, suppliers and partners) given the length of time that may be required to obtain the Key Regulatory Approvals;

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the fact that following the Arrangement, the Company will no longer exist as an independent company and Shareholders (excluding the Shaw Family Shareholders) will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans;

•	conditions to the Purchaser’s obligation to complete the Arrangement and the right of the Purchaser to terminate the Arrangement Agreement under certain circumstances;

•	the fact that the Company only conducted a limited process involving limited potential strategic counterparties, instead of a broader process or auction (including with financial sponsors);

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the impact of the Controlling Shareholder Voting Support Agreement on attracting additional interest from third parties, the limitations contained in the Arrangement Agreement on the Company’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, the Company must pay the Termination Amount to the Purchaser; and

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the fact that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the consideration pursuant to the Arrangement.

Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Special Committee did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the Special Committee may have given different weight to various factors or items of information.

Recommendation of the Special Committee

The Special Committee, comprised of independent members of the Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consulting with its financial advisor, CIBC, and its legal advisor, BDP, including receiving the CIBC Fairness Opinion, has unanimously determined: (i) that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company, and that the terms and conditions of the Arrangement are fair and reasonable to the Shareholders (other than the Shaw Family Shareholders); (ii) to recommend that the Board approve the Arrangement and the entering into by the Company of the Arrangement Agreement; and (iii) to recommend that the Board recommend to Shareholders (other than the Shaw Family Shareholders) that they vote in favour of the Arrangement Resolution.

Recommendation of the Board

The Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement, and after consulting with its financial and legal advisors, including having received the TD Fairness Opinion and the unanimous recommendation of the Special Committee (including the CIBC Fairness Opinion), has unanimously (with Bradley Shaw abstaining) determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company, and determined that the terms and conditions of the Arrangement are fair and reasonable to the Shareholders (other than the Shaw Family Shareholders).

In adopting the Special Committee’s recommendations and concluding that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company (considering the interests of all affected stakeholders) and that the terms and conditions of the Arrangement are fair and reasonable to the Class A Shareholders and the Class B Shareholders (other than, in each case, the Shaw Family Shareholders), each taken separately as a class, the Board consulted with outside financial and legal advisors, considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above, and adopted the Special Committee’s analyses in their entirety.

Accordingly, the Board has unanimously (with Bradley Shaw abstaining) approved the Arrangement and the entering into by the Company of the Arrangement Agreement and recommends that you vote FOR the Arrangement Resolution.

Fairness Opinions

In deciding to approve the Arrangement, the Special Committee and the Board received and considered the respective Fairness Opinions from the Financial Advisors.

CIBC Fairness Opinion

CIBC was formally retained by the Special Committee pursuant to an engagement letter effective March 1, 2021. Pursuant to the terms of such engagement letter, CIBC agreed to provide a written opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement Agreement. CIBC was paid a fee for the delivery of its opinion and the payment of such fee was not contingent on completion of the Arrangement or the conclusions reached by CIBC in its opinion. The Company has also agreed to reimburse CIBC for reasonable out-of-pocket expenses and to indemnify CIBC against certain liabilities.

On March 12, 2021, at the meeting of the Special Committee held to evaluate the Arrangement, CIBC rendered an oral opinion, confirmed by delivery of a written opinion dated March 12, 2021 to the Special Committee, to the effect that, as of that date and based on and subject to the scope of review, assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement Agreement is fair, from a financial point of view, to such Shareholders.

The full text of the CIBC Fairness Opinion dated March 12, 2021 sets forth assumptions made, matters considered, and limitations and qualifications on the scope of the review undertaken by CIBC in connection with its opinion, is attached in Appendix E. This summary is qualified in its entirety by reference to the full text of the CIBC Fairness Opinion. CIBC provided its opinion to the Special Committee solely for its exclusive use in considering the Arrangement, and may not be relied upon by any other Person. The CIBC Fairness Opinion may not be reproduced, disseminated, quoted from or referred to, in whole or in part, without the prior written consent of CIBC, which consent has been obtained for the purposes of its inclusion in this Circular. The CIBC Fairness Opinion is not a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement or any other matter.

In deciding to recommend the Arrangement, the Special Committee considered, among other things, the advice and financial analyses provided by CIBC as well as the CIBC Fairness Opinion. As described under the heading “The Arrangement – Reasons for the Recommendation of the Special Committee” above, the CIBC Fairness Opinion was only one of many factors considered by the Special Committee in evaluating the Arrangement and should not be viewed as determinative of the views of the Special Committee with respect to the Arrangement or the Consideration to be received by the Shareholders pursuant to the Arrangement. In assessing the CIBC Fairness Opinion, the Special Committee considered and assessed the independence of CIBC.

CIBC has not been engaged to provide any financial advisory services to the Company or the Purchaser within the past two years, other than acting as financial advisor to the Special Committee under the terms of the engagement letter.

Within the past two years, and in the ordinary course of business and unrelated to the Arrangement, CIBC, or an affiliate thereof, is a participant in the lending consortium for the Company’s credit facility and was a joint bookrunner and/or co-lead for certain of the Company’s previous note offerings. The fees payable to CIBC and its affiliates in connection with the foregoing activities are not financially material to CIBC and its affiliates.

In addition, within the past two years, and in the ordinary course of business and unrelated to the Arrangement, CIBC, or an affiliate, is a co-syndication agent for the Purchaser’s existing credit facility and acted as co-manager, co-agent and/or joint bookrunner on certain of the Purchaser’s previous note offerings. CIBC has also provided the Purchaser with notional swap capacity for certain foreign currency exchanges. The fees paid to CIBC and its affiliates in connection with the foregoing activities are not financially material to CIBC and its affiliates.

In addition, CIBC and its affiliates may in the future, in the ordinary course of its business, perform financial advisory, investment banking and other financial services for the Company and/or the Purchaser, including providing loans and other financing services to the Purchaser in connection with the Arrangement.

TD Fairness Opinion

TD Securities was engaged by the Company as a financial advisor to provide the Board with various financial advisory services and to act as financial advisor and agent to the Company in connection with a transaction involving the direct or indirect sale or disposition of all or a portion of the Company, including providing the Board with its opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement. Pursuant to the terms of its engagement agreement dated February 28, 2021, with the Company, TD Securities is to be paid fees for its services as financial advisor (including a fee for the delivery of the TD Fairness Opinion (which fee was not contingent on completion of the Arrangement) and a fee that is payable on completion of the Arrangement). The Company has also agreed to reimburse TD Securities for reasonable out-of-pocket expenses and to indemnify TD Securities against certain liabilities.

On March 13, 2021, at the meeting of the Board held to evaluate the Arrangement, TD Securities rendered an oral opinion, confirmed by delivery of a written opinion dated March 13, 2021 to the Board, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders (other than the Shaw Family Shareholders) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

The full text of the TD Fairness Opinion dated March 13, 2021, which sets forth assumptions made, procedures followed, information reviewed, matters considered, and limitations on the scope of the review undertaken by TD Securities in connection with its opinion, is attached in Appendix F. This summary is qualified in its entirety by reference to the full text of the TD Fairness Opinion. TD Securities provided its opinion solely for the information and assistance of the Board in connection with its consideration of the Arrangement and is not to be used or relied on by any other person nor be summarized, published, reproduced, disseminated, quoted form or referred to, without the prior written consent of TD Securities, which consent has been obtained for the purposes of its inclusion in this Circular. The TD Fairness Opinion is not a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement or any other matter.

In deciding to approve the Arrangement, the Board considered, among other things, the advice and financial analyses provided by TD Securities referred to above as well as the TD Fairness Opinion. As described under the heading “The Arrangement – Recommendation of the Board” above, the TD Fairness Opinion was only one of many factors considered by the Board in evaluating the Arrangement and should not be viewed as determinative of the views of the Board with respect to the Arrangement or the Consideration to be received by the Shareholders pursuant to the Arrangement. In assessing the TD Fairness Opinion, the Board considered and assessed the independence of TD Securities, taking into account that a portion of the fees payable to TD Securities is contingent upon the completion of the Arrangement.

TD Securities has not been engaged to provide any financial advisory services to the Company or the Purchaser within the past two years, other than acting as financial advisor to the Company under the terms of the engagement letter, as set out herein, and all as more particularly described in the TD Fairness Opinion.

Within the past two years, and in the ordinary course of business and unrelated to the Arrangement, TD Securities, or an affiliate, is the sole lead arranger, sole bookrunner and administrative agent for the Company’s bank credit facility, was the joint bookrunner and/or sole bookrunner on certain of the Company’s previous note offerings, was the sole bookrunner to the Company on its secondary offering of shares of Corus Entertainment Inc., and was the sole provider for the Company’s bilateral letter of credit facility which was cancelled in 2019. In addition, TD Securities, or an affiliate, is the joint bookrunner and co-lead arranger on the Purchaser’s existing revolving credit facilities, was the joint bookrunner and co-lead arranger of the Purchaser’s non-revolving credit facility which was cancelled in 2019, was the joint bookrunner, co-manager and/or bookrunner on certain of the Purchaser’s previous note offerings (and participated in cross-currency swaps related to certain of the note offerings), and was a provider of letter of credit capacity for the Purchaser. The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the engagement letter, are not financially material to TD Securities.

In addition, TD Securities and its affiliates may in the future, in the ordinary course of its business, perform financial advisory, investment banking and other financial services for the Company and/or the Purchaser, including providing loans and other financing services to the Purchaser in connection with the Arrangement.

Arrangement Mechanics

The Arrangement

The Arrangement will be implemented by way of a court-approved Plan of Arrangement under section 193 of the ABCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

(i)	the Arrangement must be approved by the Shareholders in the manner set forth in the Interim Order;

(ii)	the Court must grant the Final Order approving the Arrangement;

(iii)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, including receipt of the Key Regulatory Approvals, must be satisfied or waived by the appropriate Party; and

(iv)	the Final Order and Articles of Arrangement must be filed with the Registrar.

Arrangement Steps

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix D to this Circular:

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

1.	the Purchaser shall make the Purchaser Loan to fund the payments in items 2, 3, 4 and 5 below;

2.

each Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Option shall, without any further action by or on behalf of a holder of Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which the Consideration exceeds the exercise price of such Option, in each case, less applicable withholdings, and each such Option shall immediately be cancelled and, for greater certainty, where such amount is nil or a negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option;

3.

each RSU, PSU or DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU/PSU Plan or the DSU Plan, as applicable, shall, without any further action by or on behalf of a holder of RSUs, PSUs or DSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the Consideration, less applicable withholdings, and each such RSUs, PSU or DSU shall immediately be cancelled;

4.

the Company shall make a cash payment to the ERP Trust, in an amount equal to the amount required to be contributed by the Company in accordance with the terms of the ERP with effect as of the Effective Time, less applicable withholdings;

5.

the Company shall make a cash payment to the SERP Trust, in an amount equal to the amount required to be contributed by the Company in accordance with the terms of the SERP, less applicable withholdings;

6.

the Company shall make a payment to the Depositary in an amount equal to any unpaid Company Permitted Dividend that has been declared by the Board in accordance with the terms of the Arrangement Agreement on the Shares with a record date prior to the Effective Date, less applicable withholdings;

7.

each of the Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred (free and clear of any Liens), without any further act or formality to the Purchaser in consideration for a debt claim against the Purchaser as determined in accordance with the Plan of Arrangement, and:

•	such Dissenting Shareholders shall cease to be the holders of such Shares and to have any rights as holders of such Shares, other than the right to be paid fair value for such Shares;

•	the name of each such Dissenting Shareholder shall be removed as the holders of such Shares from the registers of Shares maintained by or on behalf of the Company; and

•	the Purchaser shall be deemed to be the transferee of such Shares (free and clear of any Liens) and shall be entered in the registers of Shares maintained by or on behalf of the Company; and

8.	contemporaneously with the step contemplated in item 7 above:

•

each outstanding Class A Share (other than Shaw Family Company Shares, and Class A Shares held by Dissenting Shareholders or Qualifying Holdcos) shall be transferred (free and clear of all Liens) to the Purchaser in consideration for the Consideration;

•

each outstanding Class B Share (other than Shaw Family Company Shares, and Class B Shares held by Dissenting Shareholders or Qualifying Holdcos) shall be transferred (free and clear of all Liens) to the Purchaser in consideration for the Consideration;

•

each outstanding Shaw Family Company Share (other than Shaw Family Company Shares held by a Qualifying Holdco) shall be transferred (free and clear of all Liens) to the Purchaser in exchange for the Shaw Family Share Consideration; and

•

all outstanding Qualifying Holdco Shares of each Qualifying Holdco held by the Shaw Family Shareholders shall be transferred (free and clear of all Liens) to the Purchaser in exchange for the Shaw Family Holdco Share Consideration in respect of each Qualifying Holdco. The Shaw Family Holdco Share Consideration in respect of each Qualifying Holdco, including the portion satisfied by cash and the portion satisfied by Purchaser Shares for each Qualifying Holdco Share, shall be allocated amongst the Qualifying Holdco Shares of such Qualifying Holdco in a manner consistent with the Section 85 Election provided for in Section 2.6 of the Plan of Arrangement or as may otherwise be agreed by the relevant Shaw Family Shareholders and the Purchaser, acting reasonably.

With respect to each Option, RSU, PSU and DSU deemed to be transferred and assigned in accordance with items 2 and 3 above, the following shall be deemed to have occurred as of the time of such applicable transfer and assignment:

•	each holder thereof shall cease to be a holder of such Options, RSUs, PSUs or DSUs;

•	such holder’s name shall be removed from each applicable register;

•	the Stock Option Plan, the RSU/PSU Plan and the DSU Plan and all agreements relating to the Options, RSUs, PSUs and DSUs shall be terminated and shall be of no further force and effect; and

•	such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to item 2 and 3 above at the time and in the manner specified in items 2 and 3.

With respect to each Class A Share, Class B Share or Qualifying Holdco Share deemed to have been transferred and assigned in accordance with item 8 above, the following shall be deemed to have occurred as of the time of the applicable transfer and assignment:

•

the holder thereof shall cease to be a holder of such Shares or Qualifying Holdco Shares, as applicable, and to have any rights as holders thereof, other than the right to be paid the Consideration or Shaw Family Consideration, as applicable, in accordance with the Plan of Arrangement;

•	such holder’s name shall be removed from each applicable register;

•

the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Share or Qualifying Holdco Share; and

•

the Purchaser shall be deemed to be the transferee (free and clear of all Liens) of all of the outstanding Shares (other than Shares held by the Qualifying Holdcos but including all Shares transferred by Dissenting Shareholders pursuant to item 7 above and all Qualifying Holdco Shares) and the register of the Company and any Qualifying Holdco shall be revised accordingly.

Effective Date

The Arrangement will become effective upon the filing of the Articles of Arrangement and a copy of the Final Order with the Registrar, together with such other materials as may be required by the Registrar, and receipt of the Certificate of Arrangement giving effect to the Arrangement.

Payment of Consideration

The Purchaser shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar, irrevocably deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, acting reasonably) sufficient funds and the certificates to satisfy the aggregate Consideration amount payable to Shareholders pursuant to the Plan of Arrangement.

Adjustment to Consideration

Notwithstanding anything in the Arrangement Agreement to the contrary, if, between the date of the Arrangement Agreement and the Effective Time:

•

the Company declares or pays dividends on the Shares with a record date on or prior to the Effective Date in excess of the Company Permitted Dividends, then a corresponding reduction shall be made to the Consideration to be paid to the Shareholders on a dollar-for-dollar basis; and

•

the Purchaser declares or pays dividends on the Purchaser Shares with a record date on or prior to the Effective Date other than Purchaser Permitted Dividends, or changes the number of Purchaser Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), recapitalization, subdivision, or other similar transaction, then the Purchaser Shares to be paid per Share to a Shaw Family Shareholder shall be equitably adjusted to eliminate the effects of such event on the Consideration to be paid per Share to a Shaw Family Shareholder.

The Arrangement Agreement

The following is a summary of the material terms of the Arrangement Agreement and the Plan of Arrangement and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement and the Plan of Arrangement, which are attached to this Circular as Appendix C and Appendix D, respectively, and have been filed by the Company on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders are urged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

The following summary and the copy of the Arrangement Agreement attached to this Circular as Appendix C are included solely to provide Shareholders with information regarding the terms of the Arrangement Agreement. They are not intended to provide factual information about the Company and the Purchaser or any of their respective subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties by the Company and the Purchaser which were made only for purposes of that agreement and as of specific dates. The assertions embodied in those representations and warranties are qualified by information in the confidential Company Disclosure Letter. Accordingly, Shareholders should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the Company Disclosure Letter. The Company Disclosure Letter contains information that has been included in the Company’s general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement, which subsequent information may or may not be fully reflected in the public record.

On March 13, 2021, the Company and the Purchaser entered into the Arrangement Agreement pursuant to which the Purchaser will acquire, through the Arrangement, all of the issued and outstanding Class A Shares and the Class B Shares from: (a) Shareholders (other than Shaw Family Shareholders) for cash consideration of $40.50 per Share; and (b) Shaw Family Shareholders for cash consideration of $16.20 and 0.417206775 of a Purchaser Share per Share.

Conditions to Closing

Mutual Conditions Precedent

The completion of the Arrangement is subject to the following conditions precedent which may only be waived with the mutual consent of the Company and the Purchaser:

•	Arrangement Resolution. Approval by the Shareholders of the Arrangement Resolution at the Meeting in accordance with the Interim Order.

•

Interim and Final Orders. The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement and not having been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

•

Key Regulatory Approvals. Each of the Key Regulatory Approvals has been made, given or obtained and each such Key Regulatory Approval is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Arrangement.

•	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

•

Listing of Purchaser Shares. The Purchaser Shares to be issued pursuant to the Arrangement have been approved for listing on the TSX (subject only to customary conditions) and the NYSE (subject only to official notice of issuance).

Other than the Key Regulatory Approvals, no third party or other consents are a specific condition precedent to closing.

Conditions in Favour of the Purchaser

The obligation of the Purchaser to complete the Arrangement is subject to the following conditions:

•

Representations and Warranties. (i) The representations and warranties of the Company in respect of organization and qualification, corporate authorization, execution and binding obligation and non-contravention of constating documents being true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time, as if made at and as of such time; (ii) the representations and warranties of the Company in respect of capitalization and brokers being true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the Effective Time; and (iii) all other representations and warranties of the Company set forth in the Arrangement Agreement being true and correct in all respects (disregarding any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time, as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, and the Company having delivered a certificate confirming same to the Purchaser, executed by two executive officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

•

Covenants. The Company shall have fulfilled or complied in all material respects with each of the covenants of the Company contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time which shall have not been waived by the Purchaser, and shall have delivered a certificate confirming same to the Purchaser, executed by two executive officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

•	No Material Adverse Effect. Since the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Effect.

Conditions in Favour of the Company

The obligation of the Company to complete the Arrangement is subject to the following conditions:

•

Representations and Warranties. The representations and warranties of the Purchaser set forth in the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time, as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except where the failure to be so true and correct in all respects, individually and in the aggregate, would not reasonably be expected to materially impede or delay the consummation of the Arrangement, and the Purchaser has delivered a certificate confirming same to the Company, executed by two executive officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

•

Covenants. The Purchaser shall have fulfilled or complied in all material respects with each of its covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time which shall not have been waived by the Company, and the Purchaser shall have delivered a certificate confirming same to the Company, executed by two executive officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

•

No Purchaser Material Adverse Effect. Since the date of the Arrangement Agreement, there shall not have occurred a Purchaser Material Adverse Effect. This condition is intended for the benefit of, and is enforceable by, the Shaw Family Living Trust and, for such purpose, the Company is acting as agent and trustee for and on its behalf.

•

Payment of Consideration. The Purchaser shall have complied with its obligation to, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar, irrevocably deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient funds to satisfy and the certificates to satisfy the Consideration payable to Shareholders pursuant to the Plan of Arrangement and the Depositary will have confirmed to the Company receipt from or on behalf of the Purchaser of the Consideration and the obligation of the Depositary to pay the amounts payable (in cash and/or Purchaser Shares, as applicable) to the Shareholders pursuant to and in accordance with the Arrangement shall have become irrevocable.

Effective Date of the Arrangement

Unless otherwise agreed by the Parties, the Effective Date of the Arrangement will occur as soon as reasonably practicable after (and in any event not later than three Business Days after) the date on which all conditions to closing as set out in the Arrangement Agreement have been satisfied or waived other than conditions that by their nature cannot be satisfied until the Effective Time, provided that: (i) if the Purchaser has given written notice to the Company that it requires a Marketing Period and the Marketing Period has not ended at such time, then the Effective Date will take place instead on the earliest of (A) any Business Day during the Marketing Period as may be specified by the Purchaser on not less than three Business Days’ prior written notice to the Company (provided that the Effective Time shall not be later than the Outside Date); (B) the second Business Day after the final day of the Marketing Period (provided that the Effective Time shall not be later than the Outside Date); and (C) such other date as the Purchaser and the Company may agree in writing, but subject in each case to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties for whose benefit a condition is stipulated, of all of the conditions set out in Article 6 of the Arrangement Agreement, and (ii) if on the date the Company would otherwise be required to file the Articles of Arrangement, the Company or the Purchaser has delivered a termination notice pursuant to Section 4.11(c) of the Arrangement Agreement, the Company shall not file the Articles of Arrangement until the Breaching Party (as defined in Section 4.11(c) of the Arrangement Agreement) has cured the breaches of representations, warranties, covenants or other matters specified in the termination notice.

Outside Date

The original Outside Date of March 15, 2022 is subject to the right of either the Purchaser or the Company to postpone the Outside Date on one or more occasions (by at least 10 days or an integral multiple thereof) up to a maximum of 90 days if one or more of the Key Regulatory Approvals have not been obtained and none of such remaining Key Regulatory Approvals has been denied by a non-appealable decision of a Governmental Entity, provided that neither the Company nor the Purchaser is permitted to unilaterally postpone the Outside Date (as such Outside Date may have been previously postponed) if: (a) the failure to obtain a Key Regulatory Approval is the result of such party’s wilful breach of its obligations under the Arrangement Agreement with respect to obtaining such Key Regulatory Approval; or (b) in the aggregate such postponements would exceed 90 days from the original Outside Date.

Representations and Warranties

The Arrangement Agreement contains certain representations and warranties of the Company to the Purchaser and representations and warranties of the Purchaser to the Company, in each case of a nature customary for transactions of this type. The representations and warranties are, in some cases, subject to specified exceptions and qualifications.

The representations and warranties of the Company relate to the following matters: organization and qualification; corporate authorization; execution and binding obligation; governmental authorization; non-contravention; capitalization; shareholders’ and similar agreements; subsidiaries; Canadian Securities Law matters and stock exchange compliance; U.S. Securities Law matters; reports; financial statements; disclosure controls and internal control over financial reporting; minute books; auditors; no undisclosed liabilities; absence of certain changes; transactions with directors, officers and employees; no “collateral benefit”; compliance with laws; authorizations and licenses; material contracts; title to Company assets; real property and personal property; intellectual property; litigation; environmental matters; employees and collective agreements; employee plans; insurance; taxes; opinion of financial advisors; brokers; anti-terrorism laws; corrupt practices legislation; money laundering; privacy and anti-spam; Special Committee and Board approval; and available funds.

The representations and warranties of the Purchaser relate to the following matters: organization and qualification; corporate authorization; execution and binding obligation; governmental authorization; non-contravention; litigation; financing; solvency; security ownership; and residency and ownership restrictions.

Covenants

The Arrangement Agreement contains customary negative and affirmative covenants of the Company and the Purchaser.

Covenants of the Company Relating to the Conduct of Business

The Arrangement Agreement provides that during the period between the date of the Arrangement Agreement and until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts to conduct their business in the Ordinary Course and, in accordance, in all material respects, with applicable Laws, and the Company shall use commercially reasonable efforts to maintain and preserve in all material respects its and its Subsidiaries’ business organization, operations, assets, properties, employees, goodwill and relationships with customers, suppliers, partners and other Persons with which the Company or any of its Subsidiaries have material business relations in the Ordinary Course except: (i) with the express prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required or permitted by the Arrangement Agreement or the Plan of Arrangement; (iii) in connection with any COVID-19 Measures undertaken by the Company or its Subsidiaries; or (iv) as required by Law or a Governmental Entity. In addition to these general covenants, the Company has also agreed to certain specific covenants, which, among other things, restrict the ability of the Company to undertake certain actions outside of the Ordinary Course without the Purchaser’s express prior written consent, except: (i) in certain circumstances, as disclosed to the Purchaser in the Company Disclosure Letter; (ii) in connection with any COVID-19 Measures undertaken by the Company or its Subsidiaries; (iii) as required by Law or a Governmental Entity; or (iv) as permitted by the Arrangement Agreement or the Plan of Arrangement. Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by the Company in relation to the conduct of its business prior to the Effective Time.

Covenants of the Company Relating to the Arrangement

The Company has given, in favour of the Purchaser, usual and customary covenants for an agreement of this nature to perform all obligations under the Arrangement Agreement and to do all such other commercially reasonable acts and things as may be necessary or desirable to consummate the Arrangement, including, but not limited to covenants:

•

to use commercially reasonable efforts, upon reasonable consultation with the Purchaser, to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any lawsuits or proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement, provided that neither the Company nor any of its Subsidiaries will consent to the entry of any judgment or settlement with respect to any such lawsuit or proceeding without the prior written approval of the Purchaser, not to be unreasonably withheld, conditioned or delayed;

•

to use commercially reasonable efforts to satisfy the conditions for completion of the Arrangement and carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement;

•

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or any commercially reasonable action not to be taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement;

•

to use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) required under the material contracts in connection with the Arrangement, or (B) required in order to maintain the material contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser (it being expressly agreed by the Purchaser that the receipt of any such consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations is not a condition to the closing of Arrangement);

•

to use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

•

to use commercially reasonable efforts to assist in causing each member of the Board and the board of directors of each of the Company’s wholly-owned Subsidiaries (in each case to the extent requested by the Purchaser) to be replaced by Persons designated or nominated, as applicable, by the Purchaser effective as of the Effective Time; and

•	to ensure that it has available funds to pay the Termination Amount, if payable.

The Company has also agreed to promptly notify the Purchaser upon the occurrence of: (i) any Material Adverse Effect after the date of the Arrangement Agreement; (ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Arrangement Agreement or the Arrangement, or that such Person is terminating, may terminate, or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of its Subsidiaries as a result of the Arrangement Agreement or the Arrangement; (iii) any written notice or other written communication from any bargaining agent representing employees of the Company giving notice to bargain and as permitted by Law, copies of any proposals made by any such bargaining agent that, if implemented, would materially modify the terms of a collective agreement; and the status of any ongoing collective bargaining negotiations with any union between the date of the Arrangement Agreement and the Effective Time and promptly provide the Purchaser with copies of all material documents provided by either party in the course of any such collective bargaining negotiations; (iv) unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with the Arrangement Agreement; or (v) any material filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or its Subsidiaries in connection with the Arrangement Agreement or the Arrangement.

Covenants Regarding the Preferred Shares

The Purchaser has the option, in its sole discretion, to require the Company to use its reasonable best efforts to redeem the Preferred Shares on June 30, 2021 (the “Redemption Date”) in accordance with the terms of the Preferred Shares as set out in the Company’s Constating Documents (the “Preferred Share Redemption”), by providing written notice to the Company not later than 40 days prior to the Redemption Date (the “Redemption Notice”) and upon receipt of such notice, the Company shall use its reasonable best efforts to complete the Preferred Share Redemption on the Redemption Date. As of the date of this Circular, the Purchaser has not exercised this option.

If the Purchaser provides the Company with a Redemption Notice, the Company provides a notice of redemption to the holders of the Preferred Shares in accordance with the Company’s Constating Documents, the Arrangement is not completed (unless the Arrangement Agreement is terminated by the Purchaser pursuant to Section 7.2(a)(iv)(A) of the Arrangement Agreement [Breach of Representation or Warranty or Failure to Perform Covenants by the Company]) and the Preferred Shares are redeemed pursuant to such notice of redemption (whether the Redemption Date is prior to or following such termination) the Purchaser shall forthwith following the later of such termination of the Arrangement Agreement or the Redemption Date: (i) reimburse the Company for all reasonable out-of-pocket costs and expenses incurred in connection with the Preferred Share Redemption; and (ii) make a payment to the Company, by wire transfer of immediately available funds to an account designated by the Company, in the amount of $120,000,000 as reimbursement to the Company for its out-of-pocket costs and expenses incurred in connection with the Preferred Share Redemption. For the avoidance of doubt, amounts paid by the Purchaser to the Company described in this paragraph shall not be credited towards the payment of the Reverse Termination Amount.

Covenants of the Purchaser

The Purchaser has given, in favour of the Company, usual and customary covenants for an agreement of this nature, including, but not limited to, covenants: (i) to use commercially reasonable efforts, other than in connection with obtaining the Regulatory Approvals, to satisfy the conditions for completion of the Arrangement; (ii) to obtain conditional approval of the listing and posting for trading of the Purchaser Shares to be issued pursuant to the Arrangement on the TSX (subject only to customary conditions) and the NYSE (subject only to official notice of issuance); and (iii) to ensure that the Purchaser has available funds to pay the Reverse Termination Amount, if payable.

The Purchaser has also agreed to promptly notify the Company upon the occurrence of: (i) any Purchaser Material Adverse Effect after the date of the Arrangement Agreement; (ii) any notice or other communication from any Person alleging that the consent of such Person is required in connection with the Arrangement Agreement or the Arrangement; (iii) unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with the Arrangement Agreement; or (iv) any material filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Purchaser, threatened against, relating to or involving or otherwise affecting the Purchaser or its Subsidiaries in connection with the Arrangement Agreement or the Arrangement.

Covenants Regarding Financing

(a) Debt Financing

The Purchaser has agreed to take, or cause to be taken, all actions as are necessary, proper or advisable to: (i) maintain in effect the Debt Commitment Letter in accordance with its terms (except for such amendments, supplements, modifications, full or partial replacements or waivers permitted pursuant to Section 4.15 of the Arrangement Agreement); (ii) negotiate and enter into definitive documentation with respect to the Debt Financing Documents; (iii) satisfy or obtain the waiver of all conditions to funding in the Debt Commitment Letter (or Debt Financing Documents entered into with respect to the Debt Financing) applicable to Purchaser to enable the consummation of the Debt Financing at or prior to the Effective Time; (iv) consummate the Debt Financing at or prior to the Closing (assuming that all conditions contained in the Debt Commitment Letter have been satisfied); and (v) enforce its rights under the Debt Commitment Letter in the event of a breach by the Debt Financing Sources that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Arrangement (it being agreed that any delay to a date that would be later than the Outside Date is a material delay).

(b) Substitute Financing

The Purchaser has the right from time to time to amend, restate, supplement, terminate, replace or otherwise modify, or waive its rights under, any Debt Commitment Letter or Debt Financing Document, including to reduce the available funding under or to terminate any such Debt

Commitment Letter or Debt Financing Document in order to obtain alternative sources of financing in lieu of all or a portion of the Debt Financing, including via an offering of debt securities (“Substitute Financing”) provided that the Purchaser shall not permit, without the prior written consent of the Company, any modification to be made to, or any waiver or release of any provision or remedy to be made under, the Debt Commitment Letter or any Debt Financing Document (the exercise of any “market flex” provisions shall not be deemed to be a modification, waiver or release) if such modification, waiver or release would:

•

reduce the aggregate amount of net proceeds available from the Debt Financing (including, for greater certainty, any Substitute Financing and/or Alternative Financing) to an amount that, together with the Purchaser’s cash on hand and cash equivalents, would be less than the amount required to satisfy the aggregate Consideration payable by the Purchaser under the terms of the Plan of Arrangement; or

•

impose new or additional conditions precedent or otherwise expand, amend or modify any of the conditions precedent to the receipt of the Debt Financing, in a manner reasonably likely to prevent or delay or materially impair the ability of the Purchaser to fund the Consideration on Closing, provided, however, that this shall not prevent (or require the Purchaser to obtain the prior written consent of the Company for) any conditions precedent that are new or additional to, or expand, amend or modify, the conditions precedent contained in the Debt Commitment Letter (including the “market flex” provisions thereof) (x) that are customary for a bridge facility or a bond financing or (y) that are not materially less favourable to the Purchaser.

(c) Alternative Financing

If any portion of the Debt Financing that is required to fund the Consideration becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, the Purchaser shall use its reasonable best efforts to arrange and obtain, as promptly as practicable but in no event later than Closing, alternative financing for such unavailable portion, including alternative debt and/or equity financing (“Alternative Financing”), provided that such Alternative Financing shall not reduce aggregate proceeds, nor impose additional conditions, in each case, in the manner described under the heading “Substitute Financing” directly above and subject to the carve-outs set out therein.

(d) Financing Assistance

The Arrangement Agreement contains customary covenants of the Company to use its reasonable best efforts, and cause its Subsidiaries and its and their Representatives to use their reasonable best efforts, to provide such customary and timely co-operation to the Purchaser as the Purchaser may reasonably request in connection with the arrangement, syndication, marketing or consummation of the Debt Financing and any and all full or partial alternative debt and/or equity financing that may be sought and/or obtained by the Purchaser to fund the aggregate Consideration payable under the terms of, or otherwise in connection with, the Plan of Arrangement, (subject to customary limitations and provided such cooperation does not unreasonably interfere with the ongoing business operations of the Company or any of its Subsidiaries).

Covenants Regarding Regulatory Approvals

The Company and the Purchaser have agreed to use their respective best efforts to obtain all Regulatory Approvals and a No Action Letter and to effect all necessary registrations, filings and submissions of information required by Governmental Entities from either of them relating to the Arrangement as soon as reasonably practicable and in any event so as to allow the Effective Time to occur before the Outside Date.

The Company and the Purchaser have agreed that:

•

the Purchaser shall, as soon as reasonably practicable and in any event within 20 Business Days following the date of the Arrangement Agreement or such other period of time as may be agreed by the Company and the Purchaser:

(i)	file with the Commissioner a pre-merger notification pursuant to Part IX of the Competition Act in relation to the transactions contemplated by the Arrangement Agreement; and

(ii)

file with the Commissioner a competition brief in respect of the transactions contemplated by the Arrangement Agreement requesting an advance ruling certificate under section 102 of the Competition Act or in the alternative a No Action Letter;

•

the Company shall, as soon as reasonably practicable and in any event within 20 Business Days following the date of the Arrangement Agreement or such other period of time as may be agreed by the Parties, file a pre-merger notification pursuant to Part IX of the Competition Act in relation to the transactions contemplated by the Arrangement Agreement;

•

the Parties shall, as soon as reasonably practicable and in any event within 20 Business Days following the date of the Arrangement Agreement or such other period of time as may be agreed by the Parties file an application, including all required related documents and instruments, for the CRTC Approval;

•

the Parties shall, as soon as reasonably practicable, seek informal, non-binding advice on a confidential basis from ISED Canada with respect to the transfer of the ISED Licences, as contemplated herein, and as promptly as practicable after receiving any non-binding advice from ISED Canada, but in any event not later than 20 Business Days following the date of the Arrangement Agreement or such other period of time as may be required by ISED Canada or agreed to by the Parties, file an application, including all required related documents and instruments, for the ISED Approval; and

•

the Purchaser shall have responsibility for the determination and direction of all efforts related to the obtaining of the Regulatory Approvals, including but not limited to the preparation and presentation of all filings, applications or submissions required to obtain the

Regulatory Approvals; leading all planning, communications and strategies relating to such efforts; making any determinations regarding withdrawing and refiling any applications, entering any timing agreements or making other determinations related to timing, in each case so long as such action does not delay the Effective Time beyond the Outside Date; and leading the defence to any litigation. The Purchaser shall provide the Company with a reasonable opportunity to consider and comment on its strategy, efforts and proposed efforts related to the obtaining of the Regulatory Approvals, and shall give reasonable consideration to any such comments. Subject to applicable Law, the Company shall take all actions requested by the Purchaser acting reasonably to support the Purchaser in connection with the efforts related to the obtaining of the Regulatory Approvals. Such support shall include, but is not limited to, entering into any timing agreements with a Governmental Entity (provided any such timing agreement does not delay the Effective Time beyond the Outside Date) and facilitating the reasonable information requirements of third parties as the Purchaser may reasonably determine is advisable in connection with the efforts related to obtaining the Regulatory Approvals.

The Company and the Purchaser shall:

•

with respect to any proposed applications, notices, filings, submissions, correspondence, agreements, orders, undertakings, or other information or communications relating to the Regulatory Approvals by one Party, provide the other Party the assistance it may request in the preparation of the same (including providing any information reasonably requested by the other Party or its outside counsel), provide the other Party with draft copies thereof in advance and a reasonable opportunity to review and comment thereon prior to supplying to or filing with a Governmental Entity, and provide the other Party with final copies thereof once supplied or filed, as applicable (except for any such materials or parts thereof that the disclosing party, acting reasonably, considers confidential and competitively sensitive, which then shall be provided on an outside counsel-only basis to external counsel of the other Party);

•

cooperate on a timely basis in the preparation of any response by the other Party to any request for additional information received by such other Party from a Governmental Entity in connection with the Regulatory Approvals;

•

promptly provide or submit all documentation and information that is required by Law or a Governmental Entity, or advisable in the opinion of the Purchaser, acting reasonably, in connection with obtaining the Regulatory Approvals;

•

in the event a request is issued under subsection 114(2) of the Competition Act, use their best efforts to respond in a manner that is consistent with reasonable requests by Purchaser and that is correct and complete in all material respects in 75 or fewer days of the issuance of such request; provided, however, that if the Company does not respond to any request issued under subsection 114(2) of the Competition Act within such 75-day period, then, the Outside Date shall be extended by the number of days in excess of 75 that the Company requires to respond in accordance with the obligations in this paragraph;

•

provide the other Party and its counsel with advance notice of and the opportunity to participate in any meeting, telephone call or other discussion with any Governmental Entity in connection with the Regulatory Approvals;

•

otherwise keep each other reasonably informed, on a timely basis, of the status of discussions with any Governmental Entity relating to the Regulatory Approvals, including promptly providing copies of any written communications received from Governmental Entities in connection with the Regulatory Approvals or summaries of any verbal communications received in that regard; and

•

effect such presentations and assist at such discussions or meetings with a relevant Governmental Entity as the Purchaser may determine is appropriate for the purpose of obtaining the Regulatory Approvals.

In fulfilling its obligations under the regulatory approval covenant, the Purchaser shall:

•

propose, negotiate, agree to and effect, by undertaking, commitment, consent agreement, trust, hold separate agreement, Contract, Order or otherwise (and execute and deliver any additional instruments necessary to allow the consummation of the Arrangement and to fully carry out the intention of the Arrangement Agreement) (A) the sale, divestiture, licensing, holding separate or disposition of all or any part of the businesses or assets of the Purchaser, its affiliates, the Company or its subsidiaries; (B) the termination of any existing contractual rights, relationships and obligations, or entry into or amendment of any licensing arrangements or other contractual relationships; and (C) commitments imposing any other conditions, restrictions, limitations, undertakings, forfeitures or agreements affecting the Purchaser’s and its affiliates’ full rights or ownership of its properties, operations or businesses or the properties, operations or businesses of the Company and its subsidiaries; provided, however, that (Y) any such action is conditioned upon the consummation of the transactions contemplated by the Arrangement Agreement, and (Z) any effort by the Purchaser to resist or reduce the scope of any such action shall be deemed consistent with its obligations to take best efforts so long as such efforts do not delay the Effective Time beyond the Outside Date taking into account regulatory consents and approvals required for divestitures or other actions that may be required for Purchaser to fulfill its obligations under the regulatory approval covenant; and

•

if any objections are asserted with respect to the transactions contemplated by the Arrangement Agreement under any Law, or if any proceeding is instituted or threatened by or before any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by the Arrangement Agreement, the Purchaser shall use its best efforts to resolve such objection or proceeding, including by using its best efforts to avoid, oppose or seek to have lifted or rescinded any decree, order, application or judgment that would restrain, prevent or delay the closing of the Arrangement and defending any lawsuit or other legal proceedings, whether judicial or administrative, challenging or delaying the Arrangement Agreement or the consummation of the Arrangement.

The Company and the Purchaser shall not, and shall not allow any of their Subsidiaries to, take any action or enter into any transaction, including any merger, acquisition, business combination, joint venture, disposition, lease or contract, that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, the Competition Act Clearance, the CRTC Approval or the ISED

Approval, or otherwise prevent, delay or impede the consummation of the transactions contemplated by the Arrangement Agreement; provided, however, that the Purchaser may agree to the extension of a waiting period or enter into a timing agreement, if the Purchaser determines it to be advisable so long as such efforts do not delay the Effective Time beyond the Outside Date.

The Purchaser has agreed to pay all filing and similar fees paid to Governmental Entities associated with obtaining the Regulatory Approvals, including applicable Taxes.

Covenants Relating to a Pre-Acquisition Reorganization

The Company has agreed that, upon request of the Purchaser, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) implement such Pre-Acquisition Reorganizations as the Purchaser may request, acting reasonably; (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; and (iii) reasonably cooperate with the Purchaser and its advisors to seek to obtain any material consents, approvals, waivers or similar authorizations, if any, which are reasonably required in connection with the Pre-Acquisition Reorganization, provided that any out-of-pocket costs, fees or expenses of the Company or any of its Subsidiaries associated therewith shall be at the Purchaser’s sole expense.

The Company will not be obligated to implement any Pre-Acquisition Reorganization unless such Pre-Acquisition Reorganization:

•	is not prejudicial to the Company, the Shareholders or holders of the Company Senior Notes in any material respect;

•	does not impair the ability of the Company or the Purchaser to consummate, and will not materially delay the consummation of, the Arrangement;

•	does not reduce the Consideration or change the form of Consideration to be received by the Shareholders;

•	can be effected prior to, but as close as reasonably practicable to, the Effective Date;

•

does not require the Company or any of its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, the Shareholders or holders of the Company Senior Notes incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement in the absence of such action being taken;

•

does not result in any breach by the Company or any of its Subsidiaries of any material contract or Authorization or any breach by the Company or any of its Subsidiaries of their respective Constating Documents, organizational documents or Law;

•	does not result in a change of control, default, or acceleration of the Company Credit Facility, the Company Senior Notes or other Contract of the Company providing for the incurrence of indebtedness;

•	does not, in the opinion of the Company, acting reasonably, unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries;

•

does not require any approval of any Governmental Entity or third party not otherwise required to close the Arrangement that would materially impede or delay the consummation of the transactions contemplated in the Arrangement Agreement;

•	does not result in the withdrawal or material modification of the Fairness Opinions;

•	does not require the directors, officers, employees or agents of the Company or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent; and

•

does not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under the Arrangement Agreement and has confirmed in writing that it is prepared to promptly and without condition proceed to effect the Arrangement.

The Purchaser has agreed to provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 35 Business Days prior to the Effective Date (unless providing such notice less than 35 Business Days prior to the Effective Date is not prejudicial to the Company, acting reasonably).

If the Arrangement is not completed (unless the Arrangement Agreement is terminated pursuant to Section 7.2(a)(iv) thereof [Breach of Representation or Warranty or Failure to Perform Covenants by the Company]), the Purchaser has also agreed that it will provide certain reimbursements and indemnifications in connection with the Pre-Acquisition Reorganization.

Covenants of the Company Regarding Non-Solicitation

Except as expressly provided in the Arrangement Agreement, the Company shall not, and shall cause its Subsidiaries to not, directly or indirectly, through any Representative or otherwise, and shall not permit any such Person to:

•

solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer (whether public or otherwise) that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

•

enter into or otherwise engage, continue or participate in any discussions or negotiations with any Person (other than the Purchaser or any Person acting jointly or in concert with the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

•	make a Change in Recommendation;

•

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the formal announcement or public disclosure of such Acquisition Proposal or, in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third Business Day prior to the date of the Meeting will not be considered to be in violation of this covenant, provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such period); or

•

accept or enter into, or publicly propose to accept or enter into, any Contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 5.3 of the Arrangement Agreement).

The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of the Arrangement Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

•

immediately discontinue access to and disclosure of all information, if any, to any such Person, including any data room and any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries; and

•

promptly request, and exercise all rights it has to require, (A) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Person other than the Purchaser since January 1, 2020 in connection with any Acquisition Proposal, and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

The Company represented and warranted that, since January 1, 2020, the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party, except to permit submissions of expressions of interest prior to the date of the Arrangement Agreement.

The Company has covenanted and agreed that (i) the Company shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party or may hereafter become a party in accordance with Section 5.3 of the Arrangement Agreement, and (ii) neither the Company, nor any of its Subsidiaries nor any of their respective Representatives will, without the prior written consent of the Purchaser (which consent may be withheld, conditioned or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations with respect to the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party.

Notice of Acquisition Proposals

If the Company or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of (X) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or (Y) any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any of its Subsidiaries, the Company:

•

may, in a form reasonably acceptable to the Purchaser (i) communicate with any Person solely for the purposes of clarifying the terms of any such inquiry, proposal or offer made by such Person, (ii) advise any Person of the restrictions of the Arrangement Agreement, and (iii) advise any Person making such inquiry, proposal or offer that the Board has determined that such inquiry, proposal or offer does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal;

•

shall promptly notify the Purchaser, at first orally, and then as soon as practicable (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and copies of all agreements, documents, correspondence or other material received in respect of, from or on behalf of such Person; and

•

shall keep the Purchaser fully informed of the status of discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request (to the extent permitted by the Arrangement Agreement), and any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Responding to an Acquisition Proposal

Notwithstanding the Company’s covenants regarding non-solicitation above, if at any time, prior to obtaining the approval by the Shareholders of the Arrangement Resolution, the Company receives a bona fide written Acquisition Proposal that was not solicited in contravention of the non-solicitation covenant, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

•

the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

•	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

•	the Company has been, and continues to be, in compliance with its obligations under the non-solicitation covenants in all material respects;

•

prior to providing any such copies, access, or disclosure, the Company enters into an Acceptable Confidentiality Agreement with such Person and any such copies, access or disclosure provided to such Person shall have already been (or shall concurrently be) provided to the Purchaser; and

•	the Company promptly provides the Purchaser with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of such Acceptable Confidentiality Agreement.

The Arrangement Agreement does not prohibit the Board or the Company from making any disclosure to securityholders of the Company if the Board, acting in good faith and upon the advice of outside legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board or such disclosure is required by applicable Law, provided that (i) the Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure, and shall give reasonable consideration to comments made by the Purchaser and its outside legal counsel, and (ii) notwithstanding the foregoing, the Board shall not be permitted to make a Change in Recommendation other than as permitted by Section 5.4 of the Arrangement Agreement.

Right to Match

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Shareholders, the Board may make a Change in Recommendation, if and only if:

•	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

•	the Company has been, and continues to be, in compliance with its non-solicitation obligations in all material respects;

•

the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to make a Change in Recommendation with respect to such Superior Proposal, including a notice as to the value in financial terms that the Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (collectively, the “Superior Proposal Notice”);

•	the Company or its Representatives have provided to the Purchaser a copy of any proposed definitive agreement for the Superior Proposal;

•

at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the material as referred to in Section 5.4(a)(iv) of the Arrangement Agreement;

•

during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(b) of the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal; and

•

if the Purchaser has offered to amend the Arrangement Agreement and the Arrangement under Section 5.4(b) of the Arrangement Agreement, the Board has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(d) of the Arrangement Agreement.

Notwithstanding any Change in Recommendation in accordance with the terms of the Arrangement Agreement, the Company shall cause the Meeting to occur and the Arrangement Resolution to be put to the Shareholders thereat for consideration in accordance with the Arrangement Agreement, and the Company shall not submit to a vote of its shareholders any Acquisition Proposal other than the Arrangement Resolution prior to the termination of the Arrangement Agreement.

During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (i) the Board shall review any offer made by the Purchaser under Section 5.4(a)(vi) of the Arrangement Agreement to amend the terms of the Arrangement Agreement and the Arrangement in good faith, after consultation with outside legal counsel and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to constitute a Superior Proposal; and (ii) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If, as a consequence of the foregoing, the Board, after consultation with outside legal counsel and financial advisors, determines that such Acquisition Proposal would cease to constitute a Superior Proposal, the Company shall promptly so advise the Purchaser, and the Company and the Purchaser shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or a modification to, the consideration (or value of such consideration) to be received by Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of Section 5.4 of the Arrangement Agreement, and the Purchaser shall be afforded an additional five Business Day Matching Period from the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials referred to in Section 5.4(a)(iv) of the Arrangement Agreement with respect to each new Superior Proposal from the Company.

The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to constitute a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of the Arrangement Agreement as contemplated under Section 5.4(b) thereof would result in an Acquisition Proposal no longer constituting a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its outside legal counsel.

If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than 10 Business Days before the Meeting, the Company may, and shall at the request of Purchaser, postpone the Meeting to a date that is not more than 15 Business Days after the scheduled date of the Meeting (and, in any event, prior to the Outside Date).

Termination of the Arrangement Agreement

Termination by Either Party

The Arrangement Agreement may be terminated prior to the Effective Time by the mutual written agreement of the Parties; or by either the Company or the Purchaser if:

•

Failure of Shareholders to Approve. The Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order, provided that a Party may not terminate the Arrangement Agreement if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

•

Illegality. After the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate the Arrangement Agreement has used its commercially reasonable efforts or, in respect of the Regulatory Approvals and the Key Regulatory Approvals or the Competition Act, as applicable, the efforts required by Section 4.5 of the Arrangement Agreement (to the extent within its control), as applicable, to appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; and provided further that the enactment, making, enforcement or amendment of such Law was not caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

•

Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement.

Termination by the Company

The Arrangement Agreement may be terminated prior to the Effective Time by the Company if:

•

Breach of Representation or Warranty or Failure to Perform Covenants by the Purchaser. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under the Arrangement Agreement occurs that would cause any condition relating to the Purchaser’s representations, warranties or covenants not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that the Company is not then in breach of the Arrangement Agreement so as to cause any mutual conditions or any condition relating to the Company’s representations, warranties or covenants not to be satisfied; or

•

Failure to Fund. (i) All mutual conditions precedent and additional conditions precedent to the obligations of the Purchaser have been satisfied or waived (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), (ii) if the Purchaser has given written notice to the Company that it requires a Marketing Period, the Marketing Period has ended, (iii) the Company has irrevocably given written notice to the Purchaser that it is ready, willing and able to complete the Arrangement, and (iv) at least five Business Days prior to such termination, the Company has given the Purchaser written notice stating its intention to terminate the Arrangement Agreement pursuant to Section 7.2(a)(iii)(B) of the Arrangement Agreement, and the Purchaser does not provide or cause to be provided to the Depositary sufficient funds or Purchaser Shares to complete the transactions contemplated by the Arrangement Agreement as required pursuant the terms thereto.

Termination by the Purchaser

The Arrangement Agreement may be terminated prior to the Effective Time by the Purchaser if:

•

Breach of Representation or Warranty or Failure to Perform Covenants by the Company. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under the Arrangement Agreement occurs that would cause any condition relating to the Company’s representations, warranties or covenants not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any mutual conditions or any condition relating to the Purchaser’s representations, warranties or covenants not to be satisfied;

•

Change in Recommendation. Prior to the approval by the Shareholders of the Arrangement Resolution, (1) the Board fails to unanimously (subject to abstentions of any conflicted director) recommend the Arrangement Agreement or withdraws, amends, modifies or qualifies the Board Recommendation in a manner adverse to Purchaser or publicly proposes or states its intention to do any of the foregoing, (2) the Board fails to publicly reaffirm (without qualification) the Board Recommendation within five Business Days after having been requested in writing by the Purchaser, acting reasonably, to do so (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting), (3) the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly announced, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Meeting, if such date is sooner) after such Acquisition Proposal’s public announcement or (4) the Company breaches the non-solicitation covenants contained in the Arrangement Agreement in any material respect; or

•	Material Adverse Effect. There has occurred a Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

Termination Amount

The Company has agreed to pay to the Purchaser the Termination Amount in the amount of $800,000,000, if:

•	the Purchaser terminates the Arrangement Agreement pursuant to Section 7.2(a)(iv)(B) of the Arrangement Agreement [Change in Recommendation];

•

the Company or the Purchaser terminates the Arrangement Agreement pursuant to any subsection of Section 7.2(a) of the Arrangement Agreement if at such time the Purchaser is entitled to terminate the Arrangement Agreement pursuant to Section 7.2(a)(iv)(B) of the Arrangement Agreement [Change in Recommendation]; or

•

the Arrangement Agreement is terminated by (1) the Company or the Purchaser pursuant to Section 7.2(a)(ii)(A) of the Arrangement Agreement [Failure of Company Participating Shareholders to Approve] or Section 7.2(a)(ii)(C) of the Arrangement Agreement [Occurrence of Outside Date] or (2) by the Purchaser pursuant to Section 7.2(a)(iv)(A) of the Arrangement Agreement [Breach of Representation or Warranty or Failure to Perform Covenants by the Company], in either case, if:

(A)

prior to such termination, an Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates) or any Person (other than the Purchaser or any of its affiliates) shall have publicly announced an intention to do so; and

(B)

within 12 months following the date of such termination, (X) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (Y) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above and, whether or not such Acquisition Proposal is later consummated).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1 of the Arrangement Agreement, except that references to “20% or more” shall be deemed to be references to “50% or more”.

Reverse Termination Amount

The Purchaser shall pay the Company the Reverse Termination Amount in the amount of $1,200,000,000, if (each, a “Reverse Termination Amount Event”):

•

any Party terminates the Arrangement Agreement pursuant to Section 7.2(a)(ii)(B) of the Arrangement Agreement [Illegality] or Section 7.2(a)(ii)(C) of the Arrangement Agreement [Occurrence of Outside Date], in either case, as a result of the condition in Section 6.1(c) of the Arrangement Agreement [Key Regulatory Approvals] or Section 6.1(d) of the Arrangement Agreement [Illegality] (but only if the Law allowing for termination relates to one or more of the Key Regulatory Approvals or the Competition Act), as applicable, not being satisfied; provided that, in the case of a termination pursuant to Section 7.2(a)(ii)(C) of the Arrangement Agreement [Occurrence of Outside Date]: (i) the conditions set forth in Section 6.1(a) of the Arrangement Agreement [Arrangement Resolution], Section 6.1(b) of the Arrangement Agreement [Interim and Final Order] and Section 6.2(c) of the Arrangement Agreement [Material Adverse Effect] were, at the time of such termination, satisfied or had been waived by the Purchaser; and (ii) in the event of such termination by the Purchaser, the failure to obtain the Key Regulatory Approvals by the Outside Date has not been caused by, and is not a result of, the failure by the Company to perform in all material respects any of its covenants or agreements under the Arrangement Agreement; or

•	the Company terminates the Arrangement Agreement pursuant to Section 7.2(a)(iii)(B) [Failure to Fund].

The Company may, within five Business Days after the occurrence of a Reverse Termination Amount Event, request, by notice in writing to the Purchaser (the “RTA Request”), to receive all or a portion of the Reverse Termination Amount (the “RTA Asset Portion”) in the form of assets or alternative consideration (“Alternative Consideration”). The board of directors of the Purchaser (the “Purchaser Board”) shall review the RTA Request in good faith and, within 30 days thereof, will notify the Company of (i) any Alternative Consideration that the Purchaser is prepared to transfer to the Company in satisfaction of all or a portion of the RTA Asset Portion, and (ii) the value the Purchaser ascribes to such Alternative Consideration (which shall be determined by the Purchaser Board in good faith). If requested by the Company, the Purchaser will engage in good faith discussions with the Company for a period of 60 days to determine if the Parties can reach an agreement with respect to the terms and conditions upon which the Purchaser would satisfy all or a portion of the RTA Asset Portion in Alternative Consideration. If the Parties reach such an agreement to satisfy all or any portion of the RTA Asset Portion in Alternative Consideration, then (i) the Parties shall use commercially reasonable efforts to transfer such Alternative Consideration to the Company as promptly as reasonably practicable, subject to the terms and conditions agreed to by the Parties, and (ii) the balance of the RTA Asset Portion, if any, shall be paid in cash within five Business Days of the end of the 60 day period referred to in the preceding sentence, or any extension thereof agreed to by the Parties in writing. At any time after delivering an RTA Request and prior to the Parties entering into an agreement referred to in the preceding sentence, the Company may, upon written notice to the Purchaser, elect not to receive Alternative Consideration and to have any remaining unpaid RTA Asset Portion be paid in cash within twenty Business Days of such notice being provided to the Purchaser.

Amendments

The Arrangement Agreement and Plan of Arrangement may at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time be amended by mutual written agreement of the Parties without further notice to or authorization on the part of the Shareholders and any such amendment may, subject to the Interim Order and the Final Order and Laws, without limitation:

•	change the time for performance of any of the obligations or acts of the Parties;

•	modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto;

•	modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or

•	modify any mutual conditions precedent contained in the Arrangement Agreement.

Notwithstanding anything to the contrary contained in the Arrangement Agreement, none of the sections of the Arrangement Agreement pertaining to the Debt Financing Sources (being, Section 8.1, Section 8.2(i), Section 8.6, Section 8.7(c) and Section 8.10(b) of the Arrangement Agreement and the definitions of “Debt Commitment Letter”, “Debt Financing”, “Debt Financing Sources” and “Debt Financing Documents” therein (and any provision of the Arrangement Agreement to the extent an amendment, supplement, modification or waiver of such provision would modify the substance of any of the foregoing provisions)) may be amended, supplemented or modified in any manner adverse to the Debt Financing Sources without the prior written consent of such adversely affected Debt Financing Source before such amendment, modification or waiver is effective.

The Parties may by mutual agreement, acting reasonably, amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) if required by the Court communicated to the Shareholders. Any amendment to the Plan of Arrangement that is approved by the Court following the Meeting will be effective only if it is consented to by each of the Company and the Purchaser (acting reasonably) and if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

Shareholder Approval of the Arrangement

At the Meeting, pursuant to the Interim Order, Shareholders will be asked to approve the Arrangement Resolution. Each Shareholder as at the Record Date shall be entitled to vote on the Arrangement Resolution.

The Arrangement Resolution, the full text of which is set forth on Appendix A to this Circular, must be approved by: (i) not less than two-thirds (66 2/3%) of the votes cast by the Class A Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting; (ii) not less than two-thirds (66 2/3%) of the votes cast by the Class B Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting; (iii) a simple majority of the votes cast by Class A Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting, excluding for this purpose votes attached to the Class A Shares required to be excluded for the purposes of “minority approval” under MI 61-101; and (iv) a simple majority of the votes cast by Class B Shareholders, voting as a separate class, present or represented by proxy at the virtual Meeting, excluding for this purpose votes attached to the Class B Shares required to be excluded for the purposes of “minority approval” under MI 61-101. The Class A Shares and Class B Shares held by the Shaw Family Shareholders will be the only Class A Shares and Class B Shares excluded from the vote in clause (iii) and the vote in clause (iv), respectively, for purposes of determining whether such “minority approval” has been obtained. See “The Arrangement – Canadian Securities Law Matters – Minority Approval under MI 61-101”.

The Arrangement Resolution must receive the Required Shareholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

Controlling Shareholder Voting Support Agreement

The following is a summary of the material terms of the Controlling Shareholder Voting Support Agreement and is subject to, and qualified in its entirety by, the full text of the Controlling Shareholder Voting Support Agreement, which was filed by the Company on SEDAR at

www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders are urged to review the Controlling Shareholder Voting Support Agreement in its entirety.

Shaw Family Living Trust entered into the Controlling Shareholder Voting Support Agreement with the Purchaser pursuant to which the Shaw Family Living Trust has agreed, subject to the terms thereof, among other things:

•

to vote or cause to be voted such Shares that it owns, or has the power to control or direct, for (i) the approval of the Arrangement and each of the other transactions contemplated by the Arrangement Agreement, and (ii) any other matter necessary for the consummation of the Arrangement or any other transaction contemplated by the Arrangement Agreement;

•

to vote or cause to be voted such Shares that it owns, or has the power to control or direct, against (i) any Acquisition Proposal and any action, proposal, transaction, agreement or matter that could reasonably be expected to enable, encourage, support, promote, lead to or otherwise facilitate an Acquisition Proposal, and (ii) any action, proposal, transaction, agreement or matter that could reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Arrangement Agreement or of the Shaw Family Living Trust under the Controlling Shareholder Voting Support Agreement, (B) impede, interfere with, delay, discourage, prevent, adversely affect, inhibit or frustrate the timely consummation of the Arrangement, any transactions contemplated by the Arrangement Agreement or the fulfillment of the conditions to the consummation of the Arrangement, or (C) change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s or any of its Subsidiaries’ Constating Documents);

•

except as expressly permitted by the Controlling Shareholder Voting Support Agreement, not to, nor permit any of its affiliates to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each a “Transfer”), or enter into any agreement, option or other arrangement or understanding with respect to the Transfer of Shares that it owns, or has the power to control or direct, to any Person other than to the Purchaser pursuant to the Arrangement Agreement, or (ii) grant any proxy, power of attorney, or voting instructions, deposit any Shares that it owns, or has the power to control or direct into any voting trust or enter into any voting or pooling agreement;

•

to and cause its affiliates and Representatives to, use its reasonable best efforts to assist the Company to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and to oppose any of the matters it is required to vote against (as described above);

•

not to, nor permit its affiliates to, directly or indirectly, exercise any rights of appraisal or rights of dissent provided under any applicable Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement;

•

to promptly notify the Purchaser upon acquiring or becoming the legal or beneficial owner of, or acquiring direct or indirect control or direction over, any additional Class A Shares, Class B Shares or other voting or equity securities in the capital of the Company after the date of the Controlling Shareholder Voting Support Agreement (which securities shall be deemed to be subject to the terms and conditions of the Controlling Shareholder Voting Support Agreement);

•	not to, nor permit its affiliates to, directly or indirectly through any Representative or otherwise:

(i)

solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of any confidential information, properties, facilities, books or records of the Shaw Family Living Trust, the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer (whether public or otherwise) that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal or any of the matters it is required to vote against (as described above);

(ii)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer (whether public or otherwise) that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal or any of the matters it is required to vote against (as described above);

(iii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal;

(iv)	accept or enter into, or publicly propose to accept or enter into, any agreement, understanding or arrangement with any Person (other than the Purchaser) in respect of an Acquisition Proposal;

(v)	cause, endorse, support, encourage, facilitate, recommend, propose or otherwise influence the Board to make a Change in Recommendation; or

(vi)

join in the requisition of any meeting of the shareholders of the Company for the purpose of considering any resolution related to any Acquisition Proposal or any of the matters it is required to vote against (as described above);

•

to and to cause its affiliates and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations or other activities commenced prior to the date of the Controlling Shareholder Voting Support Agreement with any Person (other than the Purchaser), with respect to any inquiry, proposal or offer (whether public or otherwise) that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal or any of the matters it is required to vote against (as described above) (whether or not initiated by the Shaw Family Living Trust); and

•

not to, nor permit any of its affiliates or its or their respective Representatives to, take any other action of any kind, directly or indirectly, which could, individually or in the aggregate, reasonably be expected to reduce the success of, or delay or interfere with, the completion of Arrangement or any of the transactions contemplated by the Arrangement Agreement.

The Controlling Shareholder Voting Support Agreement may be terminated at any time by the mutual agreement in writing between the Purchaser and the Shaw Family Living Trust. The Shaw Family Living Trust may terminate the Controlling Shareholder Voting Support Agreement at the earliest of:

•

an amendment being made to the Arrangement Agreement, without its consent, (A) to decrease the amount of, or change the form of, the consideration payable for, the Shares that it owns, or has the power to control or direct to be acquired pursuant to the Arrangement (provided that, a decrease in the market price of the Purchaser’s shares will not constitute a decrease in the amount of the consideration payable for the Shares), or (B) that would make or have the effect of making certain structuring unavailable to members of the Shaw Family Group;

•

the Arrangement Agreement being validly terminated by the Company pursuant to Section 7.2(a)(iii)(A) of the Arrangement Agreement [Breach of Representation or Warranty or Failure to Perform Covenants by Purchaser] or Section 7.2(a)(iii)(B) of the Arrangement Agreement [Failure to Fund];

•

the Arrangement Agreement being terminated by the Purchaser for any reason other than a valid termination by the Purchaser pursuant to Section 7.2(a)(iv)(A) of the Arrangement Agreement [Breach of Representation or Warranty or Failure to Perform Covenants by Company] and thereafter the Purchaser publicly announces or publicly confirms that it does not intend to make or pursue an alternative transaction as described in the Controlling Shareholder Voting Support Agreement;

•	the Arrangement Agreement being terminated by the Purchaser pursuant to Section 7.2(a)(iv)(C) of the Arrangement Agreement [Company Material Adverse Effect];

•

(A) the Purchaser materially breaches or is in material default of any of the Purchaser’s material obligations under the Controlling Shareholder Voting Support Agreement or (B) any representation and warranty made by Purchaser therein is untrue or incorrect in a material respect as of the date thereof and, in either such case, such breach, default or incorrectness has had or may have a material adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or on the economic consequences thereof to the Shaw Family Shareholders, provided that (X) the Shaw Family Living Trust has notified the Purchaser in writing of any of the foregoing events and the same has not been cured by the Purchaser within 15 days of the date such notice was received by Purchaser and (Y) the Shaw Family Living Trust has not materially breached and is not in material default of any of its obligations under the Controlling Shareholder Voting Support Agreement; or

•	June 13, 2022.

The Purchaser may terminate the Controlling Shareholder Voting Support Agreement at the earliest of:

•	the Arrangement Agreement being validly terminated by the Purchaser; or

•

the Shaw Family Living Trust being in breach or in default of any of its covenants or obligations under the Controlling Shareholder Voting Support Agreement if such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of the Shaw Family Living Trust thereunder shall have been at the date thereof, or subsequently become, untrue or incorrect in any material respect; provided that the Purchaser has notified the Shaw Family Living Trust in writing of any of the foregoing events and the same has not been cured by the Shaw Family Living Trust within 15 days of the date such notice was received by the Shaw Family Living Trust and provided that the Purchaser has not breached the Controlling Shareholder Voting Support Agreement and is not in material default in its performance of its obligations thereunder.

Either the Purchaser or the Shaw Family Living Trust may terminate the Controlling Shareholder Voting Support Agreement upon the valid termination of the Arrangement Agreement pursuant to Section 7.2(a)(ii)(B) of the Arrangement agreement [Illegality].

On or after the date of the Controlling Shareholder Voting Support Agreement, Bradley Shaw and other Shaw Family Shareholders have become parties to the Controlling Shareholder Voting Support Agreement, resulting in the Class A Shares and Class B Shares that they beneficially own, or over which control or direction is exercised, becoming subject to the foregoing terms. In aggregate, as of the Record Date, 17,782,600 Class A Shares and 38,884,100 Class B Shares are subject to the Controlling Shareholder Voting Support Agreement, representing approximately 79% of the issued and outstanding Class A Shares and 8% of the issued and outstanding Class B Shares, respectively.

Transfer Restrictions on Purchaser Shares

Under the Controlling Shareholder Voting Support Agreement, the Shaw Family Living Trust has agreed to restrictions on the transfer of the Purchaser Shares received under the Arrangement. The transfer restrictions provide that, subject to the terms thereof, one-third of the Purchaser Shares received by the Shaw Family Living Trust will be released from the lock-up on each of the first three anniversaries of the Arrangement closing date.

Qualifying Holdco Alternative

Under the Controlling Shareholder Voting Support Agreement, subject to receipt of any required Regulatory Approvals, the Purchaser has agreed to permit any Shaw Family Shareholder (each, a “Qualifying Holdco Shareholder”) that meets certain requirements set out therein to transfer all of the Shares owned by the Qualifying Holdco Shareholder to a corporation (each, a “Qualifying Holdco”) and sell all of the shares in such Qualifying Holdco to the Purchaser (provided the terms and conditions of such shares meets the conditions described in the Controlling Shareholder Voting Support Agreement which shall be determined in consultation with the Purchaser) (the “Holdco Alternative”).

Director and Officer Support and Voting Agreements

On March 13, 2021, the Purchaser entered into the Director and Officer Support and Voting Agreements with each of the directors and members of Senior Management (other than Bradley Shaw) of the Company, who, as of the Record Date, collectively owned, directly or indirectly, or exercised control or direction over 56,150 Class A Shares and 827,576 Class B Shares representing approximately 0.3% of the issued and outstanding Class A Shares and approximately 0.2% of the issued and outstanding Class B Shares, respectively. The Director and Officer Support and Voting Agreements establish, among other things, the agreement of the Persons party thereto to vote their Shares (a) in favour of the Arrangement and any other matter necessary for the completion of the Arrangement (including in favour of all such matters recommended by the Board), and (b) against any matters that could be reasonably expected to materially impede, delay, prevent, interfere with, frustrate or discourage the successful completion of the Arrangement. The Director and Officer Support and Voting Agreements shall terminate and be of no further force or effect upon the earliest of: (i) the Effective Time; (ii) the date the Purchaser, without consent of the director or officer party thereto, decreases the consideration payable per Share pursuant to the Arrangement or otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the director or officer party thereto; (iii) the date the Arrangement Agreement is terminated in accordance with its terms; and (iv) the Outside Date.

Other Support and Voting Agreements

On April 12, 2021, Cathton Investments Ltd., who, as of the Record Date, owned, directly or indirectly, or exercised control or direction over 2,060,000 Class A Shares, representing: (i) approximately 9% of the issued and outstanding Class A Shares; and (ii) approximately 45% of the Class A Shares not held by Shaw Family Shareholders being 45% of the Class A Shares entitled to be voted as part of the separate Class A Share “majority of the minority” vote required under MI 61-101, entered into the Cathton Voting and Support Agreement. The Cathton Voting and Support Agreement establishes, among other things, the agreement of Cathton Investments Ltd. to vote its Shares (a) in favour of the Arrangement and any other matter necessary for the completion of the Arrangement (including in favour of all such matters recommended by the Board), and (b) against any matters that could be reasonably expected to materially impede, delay, prevent, interfere with, frustrate or discourage the successful completion of the Arrangement. The Cathton Voting and Support Agreement shall terminate and be of no further force or effect upon the earliest of: (i) the date of the Meeting; (ii) the date the Purchaser, without consent of Cathton Investment Ltd., decreases the consideration payable per Share pursuant to the Arrangement or otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to Cathton Investment Ltd. and (iii) the date the Arrangement Agreement is terminated in accordance with its terms.

Sources of Funds for the Arrangement

The Purchaser expects that the total amount of funds required to complete the Arrangement and related transactions will be provided through a combination of the proceeds of Debt Financing, Substitute Financing and/or Alternative Financing and with available cash of the Purchaser and the Company. The Purchaser’s obligations under the Arrangement Agreement are not conditioned in any manner upon obtaining the Debt Financing or any other financing for the Arrangement and the transactions contemplated by the Arrangement Agreement.

In connection with the Arrangement Agreement, the Purchaser delivered to the Company the Debt Commitment Letter, pursuant to which the lenders party thereto committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for, among other things, the purpose of partially financing the transactions contemplated by the Arrangement Agreement. The Debt Financing Sources may syndicate the funding commitments pursuant to the Debt Commitment Letter.

The financing covenants of the Purchaser and the Company are described above under the heading “Arrangement Agreement – Covenants – Covenants Regarding Financing”.

The Purchaser confirmed that the Debt Financing (together with available cash of the Purchaser and the Company) will be sufficient to fund all amounts required to be paid by the Purchaser pursuant to the Arrangement.

Court Approval of the Arrangement and Completion of the Arrangement

The Arrangement requires approval by the Court under section 193 of the ABCA. Prior to the mailing of this Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached hereto as Appendix B.

Subject to the terms of the Arrangement Agreement and the Interim Order and provided that the Arrangement Resolution receives the Required Shareholder Approval at the Meeting, the Company will make an application to the Court for the Final Order via Webex video conference on May 25, 2021 at 2:00 p.m. (Mountain time), or as soon thereafter as is reasonably practicable (the “Final Order Hearing”). A copy of the Notice of Originating Application in connection with the Final Order Hearing accompanies this Circular.

Any Shareholder or other interested party (each an “Interested Party”) desiring to appear (virtually) and make submissions at the Final Order Hearing is required to file with the Court and serve upon Shaw on or before 5:00 p.m. (Mountain time) on May 20, 2021, a notice of intention to appear (“Notice of Intention to Appear”), including the Interested Party’s address for service (including an email address, if the Interested Party has one, for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application for Final

Order or make submissions at the Final Order Hearing, together with a summary of the position such Interested Party intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service of the Notice of Intention to Appear on Shaw shall be effected by service upon the litigation counsel of Shaw at Lawson Lundell LLP, Suite 1100, 225-6th Ave., S.W., Brookfield Place, Calgary, AB T2P 1N2, Attention: Tamela J. Coates, Q.C., or by email to Ms. Coates at: tcoates@lawsonlundell.com.

The Court will consider, among other things, the fairness and reasonableness of the Arrangement. If you do not attend, either in person (virtually) or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice. If any such amendments are made, depending on the nature of the amendments, the Company and the Purchaser may not be obligated to complete the transactions contemplated in the Arrangement Agreement. If the Final Order Hearing is adjourned then, subject to further direction of the Court, only those Persons having previously served and filed a Notice of Intention to Appear in compliance with the Interim Order will be given notice of the new date.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Registrar to give effect to the Arrangement.

Although the Company’s and the Purchaser’s objective is to have the Effective Date occur as soon as possible after the Meeting and receipt of the Key Regulatory Approvals, the Effective Date could be delayed for a number of reasons, including, but not limited to, any delay in obtaining any required approvals or clearances. The Company or the Purchaser may determine not to complete the Arrangement without prior notice to or action on the part of Shareholders. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Regulatory Matters

To the best of the knowledge of the Company, there are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Entity prior to the Effective Date in connection with the Arrangement, except as described below and the Court’s approval of the Final Order and which is a condition to the completion of the Arrangement. If any additional filings or consents are required, such filings or consents will be sought but these additional requirements could delay the Effective Date or prevent the completion of the Arrangement.

Competition Act Clearance

Part IX of the Competition Act (Canada) (“Competition Act”) and the regulations promulgated thereunder, as amended, require that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition (“Commissioner”) where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”).

Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted prescribed information to the Commissioner (a “Notification”) and the applicable waiting period has expired, or been waived or terminated by the Commissioner. The waiting period expires 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective prescribed information unless the Commissioner notifies the parties that additional information is required (a “Supplementary Information Request”). If the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request. Where a transaction is not completed within one year of the filing of a Notification or such longer period as the Commissioner may specify, Part IX of the Competition Act applies as if no notice were given or information supplied.

Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) confirming that the Commissioner is satisfied that he or she does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction or, as an alternative to an ARC, for a waiver of the requirement to file a Notification and written confirmation that the Commissioner does not, at that time, intend to make an application to the Competition Tribunal under section 92 of the Competition Act in respect of the transaction (a “No Action Letter”).

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for an order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed. On application by the Commissioner under section 92, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed, prohibit conduct necessary to ensure that the merger does not prevent or lessen competition substantially or, if completed, order its dissolution or the disposition of designated assets or shares; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action.

Parties to a proposed merger, including a Notifiable Transaction, may enter into a timing agreement with the Commissioner providing that they will not complete the proposed transaction before a certain date or until after giving a specified period of notice. Such timing agreements are intended to provide the Commissioner with additional time and information to assess the proposed transaction before deciding whether to challenge it before the Competition Tribunal. There can be no assurance that a challenge to the Arrangement under the Competition Act will not be made or, if such challenge is made, what the result of such challenge will be.

The Arrangement is a Notifiable Transaction for the purposes of the Competition Act. The Purchaser has submitted a request that the Commissioner issue an ARC or a No Action Letter in respect of the transactions contemplated by the Arrangement and the Company and the Purchaser intend to file a Notification with the Commissioner.

It is a condition to the completion of the Arrangement in favour of each of the Company and the Purchaser that (a) Competition Act Clearance has occurred or been made, given, or obtained and is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Arrangement and (b) no Law (including an order of the Competition Tribunal) is in effect that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement. Competition Act Clearance means (i) the applicable waiting period under the Competition Act shall have expired or been waived by the Commissioner, and (ii) any applicable waiting period under a timing agreement entered into with the Commissioner in accordance with the Arrangement Agreement shall have expired or been earlier terminated.

ISED Approvals

The Company and its Subsidiaries hold a number of radio or spectrum licences issued by ISED Canada pursuant to the Radiocommunication Act (Canada) which contain, as a condition of such licence, the requirement to seek the prior approval of ISED Canada to a transfer or a deemed transfer of such license as a result of a change of control of the Company (“ISED Licences”). The Company and the Purchaser have filed an application with ISED Canada for all approvals required from ISED Canada for the transfer or deemed transfer of the ISED Licences in connection with the transactions contemplated by the Arrangement Agreement (“ISED Approval”).

ISED Canada has published a Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. This Framework states that, in making its determination whether to approve a licence transfer, ISED Canada will consider, among other things, the impact of the transfer on its policy objective to maximize the economic and social benefits that Canadians derive from the use of the radio frequency spectrum resource, including the efficiency and competitiveness of the Canadian telecommunications industry, and the availability and quality of services to consumers. ISED Canada has also issued publicly-available spectrum auction and licensing frameworks in relation to specific bands of spectrum imposing caps or eligibility requirements that restrict some entities from acquiring the relevant spectrum licences at auction or on the secondary market, and those spectrum licences include corresponding transfer conditions in relation to any transferee. Pursuant to the Radiocommunication Act (Canada), ISED Canada has the authority to amend the terms and conditions of licences. Where a proposed licence transfer involves more than one licence, ISED Canada may approve the transfer of only some of the licences requested and deny others.

It is a condition to the completion of the Arrangement in favour of each of the Company and the Purchaser that ISED Approval has been made, given, or obtained, and is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Arrangement.

CRTC Approval

The Company (including its Subsidiaries) is licensed by the CRTC to carry on broadcasting undertakings under the Broadcasting Act (Canada) and policies thereunder. In particular, the Company holds licenses for cable, direct-to-home (DTH) and Satellite Relay Distribution Undertaking (SRDU), video-on-demand, and terrestrial pay-per-view (PPV) and DTH PPV services. The relevant regulations enacted under the Broadcasting Act require that a licensee must obtain the prior approval of the CRTC in respect of, among other things, any act, agreement or transaction that directly or indirectly would result in a change of the effective control of the undertaking. The Arrangement triggers the obligation to obtain the prior approval of the CRTC. The Company and the Purchaser have filed with the CRTC an application, including all required related documents and instruments, for all approvals from the CRTC required under the Broadcasting Act (Canada) and regulations thereunder in connection with the transactions contemplated by the Arrangement Agreement (“CRTC Approval”).

It is a condition to the completion of the Arrangement in favour of each of the Company and the Purchaser that CRTC Approval has been made, given, or obtained and is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Arrangement.

Interests of Certain Persons in the Arrangement

In making their determinations and recommendations, the Special Committee and the Board carefully considered that directors and members of Senior Management of the Company may have interests in the Arrangement or may receive certain collateral benefits (as such term is defined in MI 61-101) that differ from, or are in addition to, the interests of Shareholders generally. Other than the interests and benefits described below, none of the directors or members of Senior Management of the Company or, to the knowledge of the directors and members of Senior Management of the Company, any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement.

With the exception of the benefits described below in respect of the Advisory Agreement and the Letter Agreement, all of the benefits received, or to be received, by directors, officers or employees of the Company as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of the Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for the Shares held by such persons and no consideration is, or will be, conditional on the person supporting the Arrangement.

Consideration to be Received by Directors and Senior Management for Shares and Equity Awards

Options

As of the Record Date, the directors and members of Senior Management of the Company held, in the aggregate, 1,791,000 Options, 908,000 of which were vested and exercisable as of that date and 883,000 of which were unvested and not exercisable as of that date. The outstanding Options held by such directors and members of Senior Management of the Company had exercise prices ranging from $21.82 to $28.44. If the Arrangement is consummated, each Option outstanding immediately prior to the Effective Time (whether vested or unvested), in accordance with the terms of the Plan of Arrangement, shall be deemed to be unconditionally vested and exercisable, and such Option shall be surrendered by the holder thereof to the Company in exchange for a cash payment from the Company equal to the amount by which the Cash Consideration exceeds the exercise price of such Option, subject to applicable withholdings, and each such Option shall immediately be cancelled.

RSUs

As of the Record Date, the directors and members of Senior Management of the Company held 475,442 RSUs. If the Arrangement is consummated, each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), in accordance with the Plan of Arrangement, shall, without any further action by or on behalf of a holder of RSUs, be cancelled in exchange for a cash payment from the Company equal to the Cash Consideration, subject to applicable withholdings, all in full satisfaction of the obligations of the Company in respect of the RSUs and each such RSU shall immediately be cancelled.

PSUs

As of the Record Date, the directors and members of Senior Management of the Company held 191,569 PSUs. If the Arrangement is consummated, each PSU outstanding immediately prior to the Effective Time (whether vested or unvested), in accordance with the Plan of Arrangement, shall, without any further action by or on behalf of a holder of PSUs, be cancelled in exchange for a cash payment from the Company equal to the Cash Consideration, subject to applicable withholdings, all in full satisfaction of the obligations of the Company in respect of the PSUs and each such PSU shall immediately be cancelled.

DSUs

As of the Record Date, the directors of the Company held 752,140 DSUs. If the Arrangement is consummated, each DSU outstanding immediately prior to the Effective Time (whether vested or unvested), in accordance with the Plan of Arrangement, shall, without any further action by or on behalf of a holder of DSUs, be cancelled in exchange for a cash payment from the Company equal to the Cash Consideration, subject to applicable withholdings, all in full satisfaction of the obligations of the Company in respect of the DSUs and each such DSU shall immediately be cancelled.

The following table sets out the names and positions of the directors and members of Senior Management of the Company as of April 14, 2021, the number of Shares and Equity Awards owned, or over which control or direction was exercised, by each such director or member of Senior Management of the Company and, where known after reasonable inquiry, by their respective associates or affiliates and the consideration to be received for such Shares or Equity Awards pursuant to the Arrangement.

Name, Position and Years of Service[1]	Class A Shares (and % of outstanding)[2]		Class B Shares (and % of outstanding)[2]		(a) Consideration received from Shares		Equity Awards[3]				(b) Cash received from Equity Awards	(a) + (b) Total Consideration from Shares and Equity Awards
							“In-the- Money” Options	RSUs	PSUs	DSUs
Bradley Shaw Executive Chair & CEO 33 years	46,400 (0.21%)	[4,5]	9,205,629 (1.93%)	[4,5]	$374,707,175	[4]	240,000	161,507	34,642	8,486	$11,750,918	$386,458,093
Paul McAleese President, Shaw Communications 4 years	—		8,521		$345,101		230,000	153,837	27,095	—	$10,847,246	$11,192,347
Trevor English EVP, Chief Financial & Corporate Development Officer 17 years	250		46,573		$1,896,332		345,000	28,879	30,537	—	$7,675,448	$9,571,780
Peter Johnson EVP, Chief Legal & Regulatory Officer 25 years	250		57,465		$2,337,458		255,000	23,009	23,882	—	$5,783,986	$8,121,444
Zoran Stakic COO & CTO 17 years	250		7,075		$296,663		270,000	28,879	31,633	—	$6,615,836	$6,912,499
Katherine Emberly President, Business 18 years	—		19,396		$785,538		76,000	21,857	23,882	—	$2,946,770	$3,732,308

Name, Position and Years of Service[1]	Class A Shares (and % of outstanding)[2]	Class B Shares (and % of outstanding)[2]		(a) Consideration received from Shares		Equity Awards[3]				(b) Cash received from Equity Awards	(a) + (b) Total Consideration from Shares and Equity Awards
						“In-the- Money” Options	RSUs	PSUs	DSUs
Dan Markou EVP, Chief People & Culture Officer 14 years	—	20,370		$824,985		165,000	17,084	19,901	—	$4,202,093	$5,027,078
Paul Deverell President, Consumer 4 years	—	3,771		$152,726		70,000	4,557	—	—	$1,120,759	$1,273,485
Peter Bissonnette Director	40,000 (0.18%)	374,909 (0.08%)		$16,803,815		—	—	—	20,889	$846,005	$17,649,820
Adrian Burns Director	2,600	6,000		$348,300		—	—	—	74,010	$2,997,405	$3,345,705
Christina Clark Director	—	—		—		70,000	—	—	15,906	$1,604,593	$1,604,593
Richard Green Director	—	—		—		—	5,938	—	77,340	$3,372,759	$3,372,759
Gregg Keating Director	2,500	70,182		$2,943,621		—	—	—	78,330	$3,172,365	$6,115,986
Michael O’Brien Director	10,000 (0.04%)	24,798		$1,409,319		—	2,458	—	78,827	$3,292,043	$4,701,362
Paul Pew Director	300	161,059 (0.03%)		$6,535,040		—	3,030	—	122,087	$5,067,239	$11,602,279
Jeff Royer Director	100,000 (0.45%)	11,308,416 (2.37%)	[6]	$462,040,848	[6]	—	10,231	—	110,957	$4,908,114	$466,948,962
Mike Sievert Director	—	—		—		70,000	6,509	—	18,124	$1,927,937	$1,927,937
Carl Vogel Director	—	35,000	[7]	$1,417,500	[7]	—	—	—	45,701	$1,850,891	$3,268,391
Sheila Weatherill Director	—	—		—		—	7,673	—	89,638	$3,941,096	$3,941,096
Steven White Director	—	—		—		—	—	—	11,850	$479,925	$479,925

Notes:

[1]	For members of Senior Management, the years of service represents the number of years such individual has been employed by the Company.
[2]

Unless otherwise indicated, the holdings of the applicable director or member of Senior Management of the Company are less than or equal to 0.01% of the issued and outstanding Class A Shares or Class B Shares, as applicable.

[3]

Information provided as at April 14, 2021 and the number of units shown in the respective columns includes both vested and unvested units. Under the terms of the Arrangement Agreement, the Company is entitled and expects to make further Option, RSU, PSU and DSU grants in the Ordinary Course prior to the Closing of the Arrangement.

[4]

Pursuant to the terms of the Arrangement Agreement, Bradley Shaw, as a Shaw Family Shareholder, will be entitled to receive, for each Share set out in the table above: (i) $16.20 in cash; and (ii) 0.417206775 of a Purchaser Share (calculated on the basis of the volume-weighted trading price for the Purchaser Shares for the 10-day trading days ending March 12, 2021), less applicable withholdings. All other directors and members of Senior Management of the Company will receive only cash consideration for their Class A Shares and Class B Shares pursuant to the Arrangement.

[5]

Bradley Shaw beneficially owns or controls 6,000 Class A Shares and 5,520,710 Class B Shares (5,468,276 of such Class B Shares are under the control or direction of the Shaw Family Living Trust). Certain associates of Mr. Shaw beneficially own, directly or indirectly, an additional 40,400 Class A Shares and 3,684,919 Class B Shares (including certain Class B Shares over which the Shaw Family Living Trust exercises control or direction). The amounts shown as consideration from Share and Equity Awards to be received in exchange for Mr. Shaw’s holdings includes the 40,400 Class A Shares and the 3,684,919 Class B Shares beneficially owned by such associates. All of the 46,400 Class A Shares and 9,205,629 Class B Shares are subject to the Controlling Shareholder Voting Support Agreement.

[6]

Jeff Royer beneficially owns 28,946 Class B Shares. Associates of Mr. Royer own 100,000 Class A Shares and 11,279,470 Class B Shares. Mr. Royer does not beneficially own, directly or indirectly, or exercise control or direction over, such Shares. The amounts shown as consideration from Share and Equity Awards to be received in exchange for Mr. Royer’s holdings includes consideration to be received for the 100,000 Class A Shares and the 11,279,470 Class B Shares held by Mr. Royer’s associates.

[7]

The Vogel Family 2012 Irrevocable Family Trust, an associate of Mr. Vogel, holds the indicated 35,000 Class B Shares. Mr. Vogel does not beneficially own, directly or indirectly, or exercise control or direction over, such Shares. The amounts shown as consideration from Share and Equity Awards to be received in exchange for Mr. Vogel’s holdings includes the 35,000 Class B Shares held by The Vogel Family 2012 Irrevocable Family Trust.

In addition, as a result of the Arrangement, certain members of Senior Management will receive additional benefits as described below under the headings “Advisory Agreement and Severance”, “SERP and ERP Benefits” and “Retention Awards”.

Advisory Agreement and Severance

Bradley Shaw will receive a severance payment on Closing of the Arrangement as a result of his termination as CEO of the Company following the Effective Date. Mr. Shaw will be entitled to a lump-sum severance payment which, in accordance with his employment agreement, will include 24 months of earnings including base salary, annual short-term incentive plan target amount, annual PSU grant value as of the date of his termination and a payment of $15,000 for loss of benefits. The actual severance payment to Mr. Shaw will be determined based on the relevant information as at the date of termination of his employment. Assuming the Closing of the Arrangement occurred on April 14, 2021, Mr. Shaw would be entitled to a severance payment of $18,730,000.

In addition, in connection with entering into the Arrangement Agreement, Mr. Shaw agreed to enter into an advisory agreement (the “Advisory Agreement”) on Closing of the Arrangement, pursuant to which Mr. Shaw will serve as an institutional knowledge-base in respect of the Company and the industry and will perform such services related to the transition and integration of the Company as agreed upon between the Purchaser and Bradley Shaw.

The Purchaser requested that Mr. Shaw enter into the Advisory Agreement to ensure that the Purchaser will have the continued benefit of Mr. Shaw’s unique knowledge of the Company’s business and the telecommunications industry (particularly in Western Canada) while it integrates the Company’s and the Purchaser’s respective businesses and undertakes its significant planned investments in Western Canada following Closing. Under the terms of the Advisory Agreement, Mr. Shaw will be paid an aggregate of $20,000,000 for providing the above services to the Purchaser for a two year period following Closing of the Arrangement.

Members of Senior Management will also be entitled to severance payments if their employment is terminated without cause, or in certain other circumstances, following the Closing of the Arrangement. As of the date hereof, no member of Senior Management (other than Mr. Shaw) would be entitled to receive severance payments in connection with the Arrangement.

Letter Agreement

In connection with entering into the Arrangement Agreement, the Shaw Family Living Trust and the Purchaser entered into the Letter Agreement pursuant to which, among other things, the Purchaser has agreed with the Shaw Family Living Trust that, for so long as the Shaw Family Group beneficially owns, or exercises control over, directly or indirectly, at least 12,000,000 Purchaser Shares (subject to appropriate adjustments for stock splits, consolidations and other reorganizations involving the Purchaser Shares), the Shaw Family Living Trust shall be entitled to designate for election or appointment to the Purchaser Board (i) Bradley Shaw (provided that he is eligible to serve as a member of the Purchaser Board under the Business Corporations Act (British Columbia) thereby being an “Eligible Person”) and (ii) one other Eligible Person that is reasonably acceptable to the Purchaser Board and qualifies as “independent” in accordance with the requirements of the Letter Agreement. If Bradley Shaw is unable or unwilling to serve as a director at a time when the Shaw Family Living Trust would otherwise be entitled to nominate two nominees, then the Shaw Family Living Trust shall thereafter only be entitled to nominate one nominee. For so long as the Shaw Family Group beneficially owns, or exercises control over, directly or indirectly, less than 12,000,000 Purchaser Shares but at least 4,000,000 Purchaser Shares (subject to appropriate adjustments for stock splits, consolidations and other reorganizations involving the Purchaser Shares), the Shaw Family Living Trust shall be entitled to designate Bradley Shaw for election or appointment to the Purchaser Board (provided that he is an Eligible Person). If Bradley Shaw is unable or unwilling to stand for election or appointment as the Shaw Family Living Trust’s only nominee, the Shaw Family Living Trust shall be entitled to designate an alternative Eligible Person that is reasonably acceptable to the Purchaser Board and qualifies as “independent” in accordance with the requirements of the Letter Agreement until the earlier of (i) ten years from the date that Bradley Shaw ceases to be a director of the Purchaser, and (ii) the date that the Shaw Family Group ceases to beneficially own, or exercise control over, directly or indirectly, at least 4,000,000 Purchaser Shares (subject to appropriate adjustments for stock splits, consolidations and other reorganizations involving the Purchaser Shares). The Purchaser has agreed to take all available corporate actions to cause each of the nominees designated by the Shaw Family Living Trust for nomination to the Purchaser Board pursuant to the foregoing nomination rights to be appointed to the Purchaser Board on or as promptly as practicable following the Effective Date. The Rogers Control Trust (the controlling shareholder of the Purchaser) has agreed to vote all of the Class A Voting Shares of the Purchaser which it has registered or beneficial ownership of, or directly or indirectly exercises control over, in favour of each nominee of the Shaw Family Living Trust that is nominated for election or appointment to the Purchaser Board. The Letter Agreement contemplates that the parties will enter into a definitive director nomination agreement that will formalize the rights of the Shaw Family Living Trust described in this paragraph and supersede the corresponding provisions of the Letter Agreement.

In addition, under the terms of the Letter Agreement, the Purchaser reaffirmed certain commitments that were set out in its proposal for the Arrangement, including, but not limited to: (i) maintain a head office in Calgary as a location for key leadership roles for the combined company’s operations in Western Canada; (ii) continue and augment the Company’s and Shaw family’s charitable giving programs, including adding new youth scholarships and other educational programs and funds; (iii) sponsor and support the Shaw Charity Golf Classic for up to ten years on a comparable basis to date; and (iv) form a community investment team with the Shaw Family Living Trust in order to direct substantial community investment in Western Canada.

SERP and ERP Benefits

The Company maintains the SERP and the ERP for certain members of Senior Management. The SERP is a non-contributory defined benefit supplemental pension plan and the ERP is a non-contributory supplemental pension plan with both a defined benefit component and a defined contribution component. The SERP and the ERP are designed to reflect the significant contributions that executives have made and are expected to make to the Company. These plans reflect the Company’s preference to deliver competitive compensation through elements other than equity-based awards. Bradley Shaw and Peter Bissonnette are members of the SERP and Paul McAleese, Trevor English, Peter Johnson, Zoran Stakic, Katherine Emberly, Dan Markou and Paul Deverell are members of the ERP. Mr. Shaw is currently entitled to retire and receive the maximum benefits payable under the SERP. Neither Mr. Shaw’s nor Mr. Bissonnette’s benefits payable pursuant to the SERP will be increased as a result of the Arrangement.

The executive employment agreements of Mr. McAleese, Mr. English, Mr. Johnson, Mr. Stakic, Ms. Emberly and Mr. Markou provide that, upon a change of control (which will be triggered by the Arrangement), such individuals will have their benefits under the ERP increased by the full Enhancement Value (as defined in their respective employment agreements) as follows: (a) Mr. McAleese, $3,400,000 (which, in addition to the previously granted RSUs will satisfy the notional total ERP enhancement obligation of $8,000,000); (b) Mr. English, $8,000,000; (c) Mr. Johnson, $8,000,000 (d) Mr. Stakic, $8,000,000; (e) Ms. Emberly, $4,000,000; and (f) Mr. Markou, $4,000,000.

Retention Awards

As described in “The Arrangement – Background to the Arrangement” above, both the Purchaser’s and Party A’s proposals received by the Company provided for a retention package for key employees of the Company of up to $50 million upon Closing of the Arrangement (the “Retention Awards”). The Retention Awards have been allocated to approximately 150 employees of the Company, including certain members of Senior Management, and will be payable on Closing of the Arrangement, subject to the employee remaining an employee of the Company at the time of Closing of the Arrangement. Pursuant to the terms of the Arrangement Agreement, the allocation of the Retention Awards has been determined by Mr. Shaw as Executive Chair & CEO of the Company following discussion with the Chair of the Special Committee and in consultation with the Purchaser. The Retention Awards have also been reviewed by the Human Resources and Compensation Committee of the Board. Members of Senior Management have been allocated the following Retention Awards: (a) Mr. McAleese, $5,000,000; (b) Mr. English, $7,500,000; (c) Mr. Johnson, $3,500,000; (d) Mr. Stakic, $3,500,000; (e) Ms. Emberly, $1,000,000; (f) Mr. Markou, $1,250,000; and (g) Mr. Deverell, $1,250,000. Mr. Shaw will not receive any portion of the Retention Awards.

The purpose of the Retention Awards is to ensure cooperation, and appropriate motivation and alignment of interests, of the employees in connection with the Arrangement, to retain them during the period between the signing of the Arrangement Agreement and the Closing of the Arrangement, and to compensate them for additional work they will be required to perform as a result of the Arrangement (in addition to the full time work they perform for the Company on a daily basis).

Continuing Insurance Coverage for Directors and Officers

The Arrangement Agreement provides that, prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Arrangement Agreement also provides that the Purchaser shall, or shall cause the Company and its Subsidiaries, to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the cost of such policies shall not exceed 300% of the current annual aggregate premium for the Company’s directors’ and officers’ insurance policies.

Intentions of Directors and Senior Management

As of the Record Date, the directors and members of Senior Management of the Company beneficially owned, directly or indirectly, or exercised control or direction over, collectively 62,150 Class A Shares and 6,348,286 Class B Shares representing approximately 0.3% of the issued and outstanding Class A Shares and approximately 1.3% of the issued and outstanding Class B Shares, on an undiluted basis.

Pursuant to the Director and Officer Support and Voting Agreements, each of the directors and members of Senior Management (other than Bradley Shaw) have agreed, among other things, to vote their Shares in favour of the Arrangement Resolution. See “The Arrangement – Director and Officer Support and Voting Agreements”. In addition, Bradley Shaw is a party to the Controlling Shareholder Voting Support Agreement and has agreed, among other things, to vote his Shares in favour of the Arrangement Resolution. All of the directors and officers of the Company, other than Bradley Shaw (who is a Shaw Family Shareholder), will be receiving the Consideration for their Shares in the same fashion under the Arrangement as all Shareholders (other than Shaw Family Shareholders).

Expenses

The estimated fees, costs and expenses of the Company in connection with the Arrangement contemplated herein including, without limitation, financial advisors’ fees, filing fees, special committee, legal and accounting fees, proxy solicitation fees and printing and mailing costs, but excluding payments made by the Company pursuant to the Arrangement, are anticipated to be approximately $100 million based on certain assumptions.

Procedure for Exchange of Certificates by Shareholders

Once the anticipated Effective Date becomes more certain, Registered Shareholders will be provided with a Letter of Transmittal. At such time, the Letter of Transmittal will be available on the Company’s website at www.shaw.ca and will also be available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Additional copies of the Letter of Transmittal will also be available by contacting the Depositary by telephone at (416) 682-3860 or toll free in North America at 1-800-387-0825 or by email: inquiries@astfinancial.com.

The Letter of Transmittal, when properly completed and duly executed and returned together with any certificate or certificates representing the Shares or Qualifying Holdco Shares, as applicable, and all other required documents, will enable each Registered Shareholder (other than Dissenting Shareholders) to obtain the Consideration that such Registered Shareholder is entitled to receive under the Arrangement.

The forms of Letter of Transmittal contain complete instructions on how to exchange the certificate(s) representing the Shares or Qualifying Holdco Shares, as applicable, for the Consideration under the Arrangement. A Registered Shareholder will not receive Consideration under the Arrangement until after the Arrangement is completed and the Registered Shareholder has returned their properly completed documents, including the applicable Letter of Transmittal, and any certificate(s) representing the Shares or Qualifying Holdco Shares, as applicable, to the Depositary.

Only Registered Shareholders are required to submit a Letter of Transmittal. A Beneficial Shareholder holding Shares through an Intermediary should contact that Intermediary for instructions and assistance in depositing their Shares and carefully follow any instructions provided by such Intermediary.

Unless otherwise specified in the Letter of Transmittal, a cheque representing the aggregate Consideration (or in the in the case of a Shaw Family Shareholder the cash and Purchaser Shares) payable under the Arrangement to the former Registered Shareholder who has complied with the procedures set forth above and in the Letter of Transmittal will, as soon as practicable after the Effective Date and after the receipt of all required documents: (i) be forwarded to the former holder at the address specified in the Letter of Transmittal by first class mail; or (ii) be made available at the offices of the Depositary for pick-up by the holder, as requested by the holder in the Letter of Transmittal. If no address is provided on the Letter of Transmittal, cheques (and for Shaw Family Shareholders only, Purchaser Shares) will be forwarded to the address of the holder as shown on the register maintained by the Transfer Agent. Under no circumstances will interest accrue or be paid by the Company, the Purchaser or the Depositary on the Consideration for the Shares or Qualifying Holdco Shares, as applicable, to Persons depositing such shares with the Depositary, regardless of any delay in making any payment for the Shares or Qualifying Holdco Shares, as applicable. The Depositary will act as the agent of Persons who have deposited Shares or Qualifying Holdco Shares, as applicable, pursuant to the Arrangement for the purpose of receiving and transmitting the Consideration to such Persons, and receipt of the Consideration by the Depositary will be deemed to constitute receipt of payment by Persons depositing Shares or Qualifying Holdco Shares, as applicable.

The method of delivery of certificates representing Shares or Qualifying Holdco Shares, as applicable, and all other required documents is at the option and risk of the Person depositing their Shares or Qualifying Holdco Shares, as applicable. Any use of mail to transmit certificate(s) representing Shares or Qualifying Holdco Shares, as applicable, and the Letter of Transmittal is at each holder’s risk and documents so mailed shall be deemed to have been received by the Company upon actual receipt by the Depositary. The Company recommends that such certificate(s) and other documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used (with proper acknowledgment) and appropriate insurance be obtained.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares or Qualifying Holdco Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue, pay and deliver, in exchange for such lost, stolen or destroyed certificate, consideration deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such issuance, delivery or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such consideration is to be delivered shall as a condition precedent to the issuance, delivery or payment thereof, give a bond satisfactory to the Company, the Purchaser and the Depositary, each acting reasonably, in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights

From and after the Effective Time, all certificates that represented outstanding Shares or Qualifying Holdco Shares immediately prior to the Effective Time will cease to represent any rights with respect to Shares or Qualifying Holdco Shares, and will only represent the right to receive cash and, as applicable, Purchaser Shares, in lieu of such certificate, less applicable withholdings. Any such certificate formerly representing outstanding Shares or Qualifying Holdco Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares or Qualifying Holdco Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash or securities to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

Any payment made by way of cheque by the Depositary (on behalf of the Purchaser) or the Company, if applicable, pursuant to the Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of any holder of Shares, Qualifying Holdco Shares or Equity Awards to receive the applicable consideration for any Shares, Qualifying Holdco Shares or Equity Awards pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

Procedure for Other Securities

Holders of Options, RSUs, PSUs and DSUs need not complete any documentation to receive the consideration owed to them under the Arrangement in respect of such Options, RSUs, PSUs or DSUs.

As soon as reasonably practicable following the Effective Time, the Company shall deliver, or cause to be delivered, to each holder of Options, RSUs, PSUs and DSUs, through the Company’s payroll systems (or such other means as the Company may elect or as otherwise directed by the Purchaser with respect to the timing and manner of such delivery), the cash payment which such holder is entitled to receive under the Plan of Arrangement, less applicable withholdings.

Holders of Options, RSUs, PSUs and DSUs shall not be entitled to receive any consideration with respect to such Options, RSUs, PSUs and DSUs other than any cash payment to which such holder is entitled to receive in accordance with the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Stock Exchange Listings

Class A Shares

It is expected that the Class A Shares will be de-listed from the TSX-V after the Effective Date.

The closing price of the Class A Shares on March 12, 2021, the last full trading day on the TSX-V before the public announcement of the proposed Arrangement, was $30.34, and on April 13, 2021, the last full trading day on the TSX-V before the date of this Circular, the closing price of the Class A Shares was $36.50.

Class B Shares

It is expected that the Class B Shares will be de-listed from the TSX and the NYSE after the Effective Date.

The closing price of the Class B Shares on March 12, 2021, the last full trading day on the TSX and the NYSE before the public announcement of the proposed Arrangement, was $23.90 and US$19.17, respectively, and on April 13, 2021, the last full trading day on the TSX and the NYSE before the date of this Circular, the closing price of the Class  B Shares was $33.62 and US$26.87, respectively.

Canadian Securities Law Matters

The Company is a reporting issuer in each of the provinces of Canada and, accordingly, is subject to applicable securities laws of such provinces, including MI 61-101.

MI 61-101 is intended to regulate certain transactions to ensure fair treatment of securityholders in transactions which raise the potential for conflicts of interest, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, and, in certain instances, independent valuations. Approval and oversight of these transactions by a special committee of independent directors is recommended by MI 61-101. The protections afforded by MI 61-101 apply to “business combinations” (as defined in MI 61-101) which are transactions that can result in the interests of securityholders being terminated without their consent.

The Arrangement will constitute a “business combination” for the purposes of MI 61-101 if, among other things, any “related parties” (as defined in MI 61-101) directly or indirectly, as a consequence of the Arrangement: (a) receives consideration per Share that is not identical in amount and form to that received by Shareholders generally (“Different Consideration”); (b) is party to a “connected transaction” (as defined in MI 61-101) to the Arrangement; or (c) receive a “collateral benefit” (as defined in MI 61-101).

Different Consideration

In accordance with the Arrangement, the Shaw Family Shareholders (certain of whom are “related parties” of the Company) will receive Different Consideration, as they are entitled to receive a mix of cash and Purchaser Shares for their Shares under the Arrangement, whereas the Shareholders (other than the Shaw Family Shareholders) will receive the Consideration in cash only.

Connected Transaction

In accordance with the terms of the Letter Agreement, the Purchaser and Bradley Shaw will enter into the Advisory Agreement on closing of the Arrangement, pursuant to which Bradley Shaw will be paid $20,000,000 for providing advisory services to the Purchaser for a period of 24-months following Closing of the Arrangement. Additionally, under the Letter Agreement, the Shaw Family Living Trust has the right to designate Bradley Shaw for election or appointment to the board of directors of the Purchaser for so long as the Shaw family continues to beneficially own, or exercise control over, directly or indirectly, a certain threshold of Purchaser Shares. See “The Arrangement – Interests of Certain Persons in the Arrangement”.

The Letter Agreement and the Arrangement are “connected transactions” under MI 61-101 as these transactions have at least one party in common (the Purchaser), were negotiated at approximately the same time and the obligations under the Letter Agreement are tied, indirectly, to the completion of the Arrangement. As a result, the Shaw Family Living Trust and Bradley Shaw is each a “related party” that is party to a “connected transaction”. In addition, under the Letter Agreement, the Purchaser has agreed to make certain community investments as described above under the heading “The Arrangement – Interests of Certain Persons in the Arrangement – Letter Agreement”.

The Purchaser’s non-binding proposal included the ability of the Shaw Family Living Trust to acquire certain non-operating Company assets that are immaterial to the business of the Company for fair market value. As of the date hereof, no agreement has been reached nor does the Arrangement Agreement provide for any such asset sales between any of the Shaw Family Living Trust, the Purchaser, the Company or any other Person.

Collateral Benefits

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a “related party” of the issuer (which includes the directors and senior officers of the issuer) is entitled to receive, directly or indirectly, as a consequence of the transaction, including, an increase in salary, a lump-sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of the issuer.

In accordance with the terms of the Plan of Arrangement, each Option, RSU, PSU and DSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall be cancelled or surrendered to the Company, as the case may be, in exchange for a cash payment from the Company equal to the amount by which the Consideration exceeds the exercise price thereof, subject to applicable withholdings (in the case of the Options) or a cash payment from the Company equal to the Cash Consideration, subject to applicable withholdings (in the case of the RSUs, PSUs and DSUs).

In accordance with the terms of the ERP and as a result of the Arrangement, certain members of Senior Management will have their benefits under the ERP increased by the full Enhancement Value (in accordance with, and as such term is defined in, their respective employment agreements).

In addition, certain members of Senior Management will receive Retention Awards in connection with the Arrangement. See “The Arrangement – Interests of Certain Persons in the Arrangement”.

As a result of the acceleration of Options, RSUs, PSUs and DSUs, the enhancement of the ERP benefit and the Retention Awards, each of the directors and members of Senior Management of the Company in receipt of any one or more of the foregoing may be considered to be receiving a “collateral benefit” in connection with the Arrangement; provided however that, except with respect to Bradley Shaw as discussed below, such benefits fall within an exception to the definition of “collateral benefit” under MI 61-101, as: (i) each of the directors (other than Jeff Royer) and members of Senior Management of the Company owns less than 1% of the outstanding securities of any class of Shares; or (ii) in the case of Jeff Royer, the Special Committee, acting in good faith, determined that the value of any benefit, net of any offsetting costs, to be received by Jeff Royer is less than 5% of the value of the consideration he will receive under the Arrangement in respect of the Shares he beneficially owns.

Bradley Shaw is, however, deemed to be receiving a “collateral benefit” as the foregoing exceptions do not apply, given that: (a) the 1% ownership threshold is exceeded (as the Shaw Family Living Trust is an “associated entity” whose ownership in the Company is combined for the purposes of this analysis); and (b) the aggregate value of the severance payment Mr. Shaw will be entitled to receive upon termination of his employment on Closing of the Arrangement and the fees payable to Mr. Shaw under the Advisory Agreement are greater than 5% of the value of the consideration Mr. Shaw will receive under the Arrangement in respect of the Shares that he beneficially owns.

In addition, Shaw Family Shareholders are deemed to be receiving a “collateral benefit” by virtue of being afforded the Holdco Alternative. The Holdco Alternative is intended to allow the Shaw Family Shareholders to structure the sale of their Shares in a way that achieves certain planning objectives that may be relevant to the Shaw Family Shareholders given their particular facts and circumstances. See “The Arrangement – Controlling Shareholder Voting Support Agreement – Qualifying Holdco Alternative”.

Minority Shareholder Approval

The Arrangement is a “business combination” as “related parties”, in connection with Arrangement, are: (a) receiving Different Consideration; (b) party to a “connected transaction”; and (c) receiving a “collateral benefit”, as each of the foregoing are described above.

As a result, the Arrangement Resolution will require “minority approval” in accordance with MI 61-101, which will require approval of each of the Class A Shareholders and Class B Shareholders, voting as a separate class, by a majority of the votes cast, excluding the votes attached to securities beneficially owned, or over which control or direction is exercised, by “related parties” of the Company who can be considered to be receiving Different Consideration, are party to a “connected transaction” or are receiving a “collateral benefit” in connection with the Arrangement, or are “related parties” and “joint actors” (as defined in MI 61-101) of such related parties.

This minority approval is in addition to the requirement that the Arrangement Resolution be approved by at least 66 2/3% of the votes cast by Class A Shareholders and Class B Shareholders, voting as separate classes, present or represented by proxy at the virtual Meeting and entitled to vote.

For purposes of the minority approval requirements of MI 61-101, all of the 17,782,600 Class A Shares and 38,884,100 Class B Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Shaw Family Living Trust and Bradley Shaw, or their related parties or joint actors, being the other Shaw Family Shareholders, representing, as of the Record Date, approximately 79% of the issued and outstanding Class A Shares and approximately 8% of the issued and outstanding Class B Shares, each on an undiluted basis, will be excluded in determining whether minority approval for the Arrangement is obtained.

As of the Record Date, the Shares to be excluded for purposes of the minority approval requirement are set out below:

Shareholder	Shares
	Class A Shares	%	Class B Shares	%
Shaw Family Living Trust	17,662,400	78.95	33,057,068	6.94
Bradley Shaw	6,000	0.03	52,434	0.01
Shaw Family Shareholders (other than the Shaw Family Living Trust and Bradley Shaw)	114,200	0.51	5,774,598	1.21

Total	17,782,600	79.48	38,884,100	8.16

Formal Valuation

The Company is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) is, as a consequence of the Arrangement, directly or indirectly acquiring the Company or its business or combining with the Company, whether alone or with joint actors, and there is no “connected transaction” that would qualify as a “related party transaction” (as defined in MI 61-101) for which the Company would be required to obtain a formal valuation.

Disclosure of Prior Valuations

To the knowledge of the Company and its directors and senior officers, after reasonable inquiry, there have been no prior valuations in respect of the Company (as contemplated in MI 61-101) in the 24 months prior to the date of the Arrangement Agreement and, except as disclosed in this Circular under the heading “The Arrangement – Background to the Arrangement”, no bona fide prior offer (as contemplated in MI 61-101) that relates to the transactions contemplated by the Arrangement has been received by the Company during the 24 months before the execution of the Arrangement Agreement.

Exemptive Relief

As certain Shaw Family Shareholders will be receiving Purchaser Shares under the Plan of Arrangement, Item 14.2 of Form 51-102F5 requires that specified information in respect of the Purchaser, including pro forma financial statements giving effect to the Arrangement, be disclosed in the Circular.

Pursuant to a decision dated April 12, 2021 issued by the Alberta Securities Commission and the Ontario Securities Commission, pursuant to National Policy 11-203 – Process for Exemptive Relief Applications in Multiple Jurisdictions, the Company obtained exemptive relief from the requirement in Item 14.2 of Form 51-102F5 – Information Circular, to include prospectus-level disclosure in respect of the Purchaser in this Circular. Such disclosure was only required because the Shaw Family Shareholders will receive Purchaser Shares and the Shaw Family Shareholders have certified that they do not require such disclosure.

RISK FACTORS

Shareholders should carefully consider the following risks relating to the Arrangement, in addition to other risks described elsewhere in this Circular, in evaluating whether to approve the Arrangement Resolution. These risks should be considered in conjunction with the other information included in this Circular. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Company, may also adversely affect the Arrangement. The following risk factors are not an exhaustive list of all risk factors associated with the Arrangement.

Risks Relating to the Arrangement

The completion of the Arrangement is subject to the satisfaction or waiver of several conditions precedent

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the Parties, including receipt of the Key Regulatory Approvals, receipt of the Required Shareholder Approval, the granting of the Final Order, stock exchange approvals, there not having occurred a Material Adverse Effect or Purchaser Material Adverse Effect, as applicable, and the satisfaction of certain other customary closing conditions. There can be no certainty, nor can the Parties provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. In addition, Shareholders are advised that the condition relating to the occurrence of a Purchaser Material Adverse Effect is enforceable by, and is for the benefit of, the Shaw Family Living Trust. Accordingly, the Shaw Family Living Trust, which may have interests in the Arrangement different from, or in addition to, those of other Shareholders, has the right to prevent or delay the completion of the Arrangement should a Purchaser Material Adverse Effect occur. See “The Arrangement – The Arrangement Agreement – Conditions in Favour of the Company”.

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Shares may be materially adversely affected. In such circumstances, the Company’s business, financial condition or results of operations could also be subject to various material adverse consequences. In addition, if the Arrangement is not completed for certain reasons, the Company may be required to pay a Termination Amount of $800 million to the Purchaser, the result of which could have a material adverse effect on the Company’s business, financial position and results of operations and its ability to fund growth prospects and current operations.

The Key Regulatory Approvals necessary to complete the Arrangement may not be obtained or may only be obtained after substantial delay

To complete the Arrangement, each of the Parties must make certain filings with and obtain certain consents and approvals from various governmental and regulatory authorities. In particular, the Parties have not yet obtained the Competition Act Clearance, the CRTC Approval, or the ISED Approval, all of which are required to complete the Arrangement. In addition, governmental or regulatory agencies could deny permission for, or seek to block or challenge, the Arrangement or the transfer or deemed transfer of specific assets, including spectrum licenses, or impose material conditions relating to the Arrangement or any such transfer. If any one of the Key Regulatory Approvals is not obtained or any Law is in effect which makes the consummation of the Arrangement illegal, the Arrangement will not be completed. See “The Arrangement – Regulatory Matters”.

In addition, a substantial delay in obtaining the Key Regulatory Approvals could result in the Arrangement not being completed. In particular, if the Arrangement Agreement is not completed by the Outside Date of March 15, 2022 (subject to an extension of up to 90 days if required to obtain the Key Regulatory Approvals), either Party may terminate the Arrangement Agreement, in which case the Arrangement will not be completed.

Under certain circumstances, if the Key Regulatory Approvals are not obtained or any Law (that relates to one or more of the Key Regulatory Approvals or the Competition Act) is in effect which would make the consummation of the Arrangement illegal and the failure to obtain the Key Regulatory Approvals is not caused by, and is not a result of, the failure by, the Company to perform in all material respects any of its covenants or agreements under the Arrangement Agreement, then the Purchaser is obligated to pay the $1.2 billion Reverse Termination Amount and the Shareholders will not receive the Consideration (as the Arrangement will not be completed). See “The Arrangement – The Arrangement Agreement – Reverse Termination Amount”.

The Arrangement is subject to receipt of the Required Shareholder Approval

The Arrangement requires that the Arrangement Resolution be approved by (a) not less than two-thirds of the votes cast by Class A Shareholders, voting separately as a class, present or by proxy at the virtual Meeting, (b) not less than two-thirds of the votes cast by Class B Shareholders, voting separately as a class, present or by proxy at the virtual Meeting, (c) a majority of the votes cast by Class A Shareholders, voting separately as a class, present or by proxy at the virtual Meeting, excluding for this purpose votes attached to the Class A Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101; and (d) a majority of the votes cast by Class B Shareholders, voting separately as a class, present or by proxy at the virtual Meeting, excluding for this purpose votes attached to the Class B Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101. There can be no certainty, nor can the Company provide any assurance, that the Required Shareholder Approval will be obtained. If such approval is not obtained and the Arrangement is not completed, the market price of the Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed, the Controlling Shareholder Voting Support Agreement may also limit the Company’s ability to seek another merger or business combination prior to June 13, 2022. Subject to the terms of the Controlling Shareholder Voting Support Agreement, if the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or greater price for the Shares than the price to be paid by the Purchaser pursuant to the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances

The Arrangement Agreement may be terminated by the Company or the Purchaser in certain circumstances, in which case the Arrangement will not be completed. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by the Company or the Purchaser prior to the completion of the Arrangement. The failure to complete the Arrangement could materially negatively impact the market price of the Shares. Moreover, if the Arrangement Agreement is terminated and the Board determines to pursue another merger or business combination, there is no assurance that it will be able to find a party willing to pay an equivalent or greater price for the Shares than the price to be paid by the Purchaser pursuant to the Arrangement.

The failure to complete the Arrangement could negatively impact the Company and have a material adverse effect on the current and future operations, financial condition and prospects of the Company

If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company’s current business relationships (including with future and prospective employees, customers, suppliers and partners) and could have a material adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. In addition, failure to complete the Arrangement for any reason could materially negatively impact the market price of the Shares.

The entering into of the Arrangement Agreement may also preclude the Company from participating in any auction by ISED Canada for wireless spectrum licenses.

On April 6, 2021, ISED Canada published its list of applicants to participate in the 3500 MHz spectrum auction, which is currently scheduled to begin in June, 2021. The list confirms that the Company has elected not to participate in the auction.

If the Arrangement is not completed, the inability of the Company to participate in any wireless spectrum auction and to acquire licenses thereunder could have a material adverse effect on the current and future operations, financial condition and prospects of the Company.

The Company will incur significant costs and, in certain circumstances, may be required to pay the Termination Amount

Certain costs relating to the Arrangement, such as legal, accounting, tax and financial advisory fees, must be paid by the Company even if the Arrangement is not completed. In addition, if the Arrangement is not completed for certain reasons, the Company may be required to pay a Termination Amount of $800 million to the Purchaser, the result of which could have a material adverse effect on the Company’s business, financial position and results of operations and its ability to fund growth prospects and current operations.

The Controlling Shareholder Voting Support Agreement and the Termination Amount may discourage third parties from attempting to acquire the Company

The Controlling Shareholder Voting Support Agreement may significantly reduce the likelihood that any third party will express any interest in acquiring the Company. In particular, pursuant to the terms of the Controlling Shareholder Voting Support Agreement, the Shaw Family Living Trust has agreed to, among other things, vote in favour of the Arrangement and against any matter that could reasonably be expected to impede, interfere with, delay, discourage, prevent, adversely affect, inhibit or frustrate the timely consummation of the Arrangement. The voting obligations of the Shaw Family Living Trust under the Controlling Shareholder Voting Support Agreement are “irrevocable” in that they do not terminate upon the termination of the Arrangement Agreement (subject to certain exceptions) and the Arrangement Agreement does not permit the Company or the Board to terminate the Arrangement Agreement in order to enter into an agreement providing for, or to complete, an Acquisition Proposal, even if such Acquisition Proposal constitutes a Superior Proposal. The Shaw Family Living Trust has also agreed to not solicit, assist, initiate, encourage or otherwise knowingly facilitate any inquiry, proposal or offer (whether public or otherwise) that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal or enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding any inquiry, proposal or offer (whether public or otherwise) that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal. The effect of these provisions is that a competing offer for the Company may be less likely than in other transactions of a similar nature. See “The Arrangement – The Arrangement Agreement – Covenants of the Company Regarding Non-Solicitation”.

In addition, if the Arrangement is not completed for certain reasons, the Company may be required to pay a Termination Amount of $800 million to the Purchaser, which may discourage other parties from making an Acquisition Proposal, even if such Acquisition Proposal could provide better value to Shareholders than the Arrangement. Even if the Arrangement Agreement is terminated without payment of the Termination Amount, the Company may, in the future, be required to pay the Termination Amount in certain circumstances. Accordingly, if the Arrangement is not consummated and the Arrangement Agreement is terminated, the Company may not be able to consummate another Acquisition Proposal that would otherwise provide greater value than what is provided for under the Arrangement without paying the Termination Amount. See “The Arrangement – The Arrangement Agreement – Termination Amounts”.

The Arrangement Agreement contains provisions that restrict the ability of the Company and the Board to pursue alternatives to the Arrangement

The Arrangement Agreement contains non-solicitation provisions that restrict the ability of the Company and the Board to solicit, initiate, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal. In addition, the Arrangement Agreement does not permit the Company or the Board to terminate the Arrangement Agreement in order to enter into an agreement providing for, or to complete, an Acquisition Proposal, even if such Acquisition Proposal constitutes a Superior Proposal and could provide better value to Shareholders than the Arrangement. See “The Arrangement – Arrangement Agreement – Covenants of the Company Regarding Non-Solicitation”.

The Arrangement may divert the attention of management of the Company, impact the Company’s ability to attract or retain key personnel or impact the Company’s third party business relationships

The Arrangement could cause the attention of management of the Company to be diverted from the day-to-day operations of the Company. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. Because the completion of the Arrangement is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company, which may adversely affect the Company’s ability to attract or retain key management and personnel in the period until the completion or termination of the Arrangement.

In addition, third parties with which the Company currently has business relationships or may have business relationships in the future, including industry partners, regulators, customers and suppliers, may experience uncertainty associated with the Arrangement, including with respect to current or future relationships with the Company or the Purchaser. Such uncertainty could have a material and adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company.

The Company’s directors, officers and employees may have interests in the Arrangement that are different from those of Shareholders

Certain directors, officers and employees of the Company may have interests in the Arrangement that are different from, or in addition to, the interests of Shareholders generally including, but not limited to, those interests discussed under the heading “The Arrangement – Interests of Certain Persons in the Arrangement”. In considering the recommendation of the Board to vote in favour of the Arrangement Resolution, Shareholders should consider these interests.

The Arrangement Agreement contains certain restrictions on the ability of the Company to conduct its business

Under the Arrangement Agreement, the Company must generally use its reasonable best efforts to conduct its business in the Ordinary Course and, prior to the completion of the Arrangement or the termination of the Arrangement Agreement, the Company is subject to certain covenants which restrict it from taking certain actions without the prior consent of the Purchaser and which require it to take certain other actions. In either case, such covenants may delay or prevent the Company from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if the Company were to remain a standalone entity. See “The Arrangement – The Arrangement Agreement – Covenants of the Company Relating to the Conduct of Business”.

The Fairness Opinions do not reflect changes in circumstances that may have occurred or that may occur between the date of the Arrangement Agreement and the completion of the Arrangement

Neither the Board nor the Special Committee has obtained updated opinions from the Financial Advisors as of the date of this Circular, nor do any of them expect to receive updated, revised or reaffirmed opinions prior to the completion of the Arrangement. Changes in the operations and prospects of the Company, general market and economic conditions and other factors that may be beyond the control of the Company, and on which the Fairness Opinions were based, may significantly alter the value of the Company or the market price of the Shares by the time the Arrangement is completed. The Fairness Opinions do not speak as of the time Arrangement will be completed or as of any date other than the date of such Fairness Opinions. Because the Financial Advisors will not be updating the Fairness Opinions, the Fairness Opinions will not address the fairness of the Consideration, from a financial point of view, at the time the Arrangement is completed. The Board Recommendation, however, is made as of the date of this Circular. See “The Arrangement – Fairness Opinions”.

The financing of the Arrangement

Although the Arrangement Agreement does not contain a financing condition and the Purchaser has received the Debt Commitment Letter that provides for the Debt Financing in order to finance the Arrangement, the obligation of the lenders under the Debt Commitment Letter to provide the Debt Financing is subject to certain limited conditions. In the event that the Arrangement cannot be completed due to the failure of the Purchaser to obtain financing required to close the Arrangement either because the limited conditions to the financing are not satisfied or other events arise which prevent the Purchaser from consummating the Debt Financing, the Company expects that the Purchaser may be unable to fund the Consideration required to complete the Arrangement, in which case the Purchaser will be required to pay the $1.2 billion Reverse Termination Amount to the Company and the Shareholders will not receive the Consideration (as the Arrangement will not be completed). See “The Arrangement – The Arrangement Agreement – Reverse Termination Amount”.

Shareholders (other than the Shaw Family Shareholders) will not hold an interest in the Company following completion of the Arrangement

Following completion of the Arrangement, Shareholders will no longer have an interest in the Company, its assets, revenues or profits. Accordingly, Shareholders will forego any future increase in value that might result from any future growth and the potential achievement of the Company’s long-term plans. In addition, in the event that the value of Company’s assets or business, prior, at or after the Effective Date, exceeds the implied value of the Company under the Arrangement, Shareholders will not be entitled to additional consideration for their Shares.

The Arrangement is generally a taxable transaction

The Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay Taxes on any gains that result from their receipt of Consideration pursuant to the Arrangement. See “Tax Considerations to Shareholders”.

Risks Relating to the Company

If the Arrangement is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Company’s annual MD&A for the fiscal year ended August 31, 2020 and the interim MD&A for the quarter ending February 28, 2021 which are available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

TAX CONSIDERATIONS TO SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement that are generally applicable to a beneficial owner of Shares who, for purposes of the Tax Act, and at all relevant times, deals at arm’s length with the Company and the Purchaser, is not affiliated with the Company or the Purchaser, holds its Shares as capital property and who disposes of its Shares to the Purchaser under the Arrangement (each such owner in this section, a “Holder”). Generally, the Shares will be considered capital property to a Holder for purposes of the Tax Act unless the Holder uses or holds Shares in the course of carrying on a business or the Holder acquired such Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable (a) to a Holder of a Shaw Family Company Share or (b) to a Holder: (i) that is a “financial institution” (as defined for purposes of the “mark-to-market rules” in the Tax Act); (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is a “tax shelter investment” (as defined in the Tax Act); (iv) whose “functional currency” for purposes of the Tax Act is the currency of a country other than Canada; (v) who acquired Shares under the exercise of Options or another equity based employment compensation plan or arrangement (nor does it discuss any other consequences to holders of Options, RSUs, PSUs or DSUs); or (vi) that has entered into or will enter into a “synthetic disposition agreement” or a “derivative forward agreement” (each as defined in the Tax Act) with respect to Shares. Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act in force as of the date hereof, the regulations thereunder, and counsel’s understanding of the current published administrative policies of the Canada Revenue Agency (“CRA”) made publicly available in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times: (i) is, or is deemed to be, resident in Canada; and (ii) is not exempt from tax under Part I of the Tax Act (a “Resident Holder”).

Certain Resident Holders whose Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders should consult their own tax advisors as to whether they hold or will hold their Shares as capital property and whether such election can or should be made in respect of their Shares.

Disposition of Shares Pursuant to the Arrangement

A Resident Holder (other than a Resident Dissenter) who transfers Shares to the Purchaser in consideration for the Consideration under the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the aggregate Consideration received by the Resident Holder exceeds (or is less than) the aggregate of the adjusted cost base to the Resident Holder of the Shares immediately before the Effective Time and any reasonable costs of disposition. The taxation of capital gains and capital losses is discussed in general terms below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Resident Dissenter”) and is deemed to have transferred Shares to the Purchaser under the Arrangement and is entitled to be paid the fair value of such Shares by the Purchaser will realize a capital gain (or a capital loss) equal to the amount by which the payment (other than any interest) exceeds (or is less than) the aggregate of the adjusted cost base to the Resident Dissenter of the Shares immediately before the Effective Time and any reasonable costs of disposition. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, generally in accordance with the usual rules applicable to capital gains and capital losses. See “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”, below. A Resident Dissenter will also be required to include in computing its income any interest awarded to it by a court in connection with the Arrangement.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. A Resident Holder must deduct one half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

A capital loss realized on the disposition of Shares by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Resident Holders should also note the comments under “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Alternative Minimum Tax” and “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Additional Refundable Tax of Canadian-Controlled Private Corporations”.

Alternative Minimum Tax

A capital gain realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional tax (refundable in certain circumstances) on certain investment income, which includes taxable capital gains and interest.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

Disposition of Shares Pursuant to the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares to the Purchaser under the Arrangement unless the Shares are “taxable Canadian property” and are not “treaty-protected property” (each as defined in the Tax Act) to the Non-Resident Holder at the time of disposition.

Generally, a Share will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the share is listed on a “designated stock exchange” (which currently includes the TSX and NYSE) unless, at any time during the 60-month period that ends at that time: (a) one or any combination of (i) the Non-Resident Holder, (ii) Persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or any Person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of any class or series of shares of the Company; and (b) more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in (or for civil law a right in) any such property, whether or not such property exists. Notwithstanding the foregoing, in certain other circumstances a Share could be deemed to be taxable Canadian property for purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

Even if the Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Shares will not be included in computing the Non-Resident Holder’s taxable income earned in Canada for purposes of the Tax Act if, at the time of the disposition, the Shares constitute “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act. Shares will generally be considered “treaty-protected property” of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under the Tax Act.

In the event that the Shares constitute taxable Canadian property and are not treaty-protected property to a particular Non-Resident Holder, the Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances as described under “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares Pursuant to the Arrangement” and “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”. A Non-Resident Holder who disposes of taxable Canadian property that is not treaty-protected property may have to file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for Canadian tax on any gain realized as a result.

Non-Resident Holders whose Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Shares constitute treaty-protected property.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Non-Resident Dissenter”) and is deemed to have transferred Shares to the Purchaser under the Arrangement and is entitled to be paid the fair value of such Shares by the Purchaser will generally realize a capital gain or capital loss as discussed above under “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”. As discussed above under “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Disposition of Shares Pursuant to the Arrangement”, any resulting capital gain would only be subject to tax under the Tax Act if the Shares are taxable Canadian property to the Non-Resident Holder at the Effective Time and are not treaty-protected property of the Non-Resident Holder at that time.

Generally, an amount paid in respect of interest awarded by the court to a Non-Resident Dissenter will not be subject to Canadian income or withholding tax under the Tax Act.

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax consequences of the Arrangement to U.S. Holders (as defined below) of Shares who exchange such Shares for the Consideration under the Arrangement. It is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the Arrangement. This discussion is limited to U.S. Holders who hold Shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion is based on current provisions of the Code, the U.S. Treasury Regulations promulgated thereunder, judicial opinions and administrative rulings and published positions of the Internal Revenue Service, each as in effect as of the date hereof. These authorities are subject to change or varying interpretation, possibly with retroactive effect, and any such change or interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion is not binding on the Internal Revenue Service or the courts and, therefore, could be subject to challenge, which could be sustained. No ruling is intended to be sought from the Internal Revenue Service with respect to the Arrangement.

This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, or that may apply to holders subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers or brokers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, controlled foreign corporations, passive foreign investment companies, certain former citizens or former long-term residents of the United States, holders subject to the alternative minimum tax, U.S. Holders that have a functional currency other than the U.S. dollar, tax-exempt organizations, governmental agencies or instrumentalities, banks and other financial institutions, mutual funds, certain expatriates, partnerships, regulated investment companies, real estate investment trusts, S corporations or other pass-through entities or investors therein, holders who hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, holders who exercise Dissent Rights in respect of the Arrangement, holders who own or have owned (directly, indirectly or constructively) 5% or more of the outstanding shares of the capital of the Company, holders who own (directly, indirectly or constructively) any outstanding shares of the capital of the Purchaser, retirement plans, individual retirement accounts or other tax-deferred accounts, holders who acquired Shares under the exercise of Options or another equity based employment compensation plan or arrangement (nor does it discuss any other consequences to holders of Options, RSUs, PSUs or DSUs), and persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement”). This discussion does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax (such as estate or gift taxes), nor does it address any considerations under any state, local or non-U.S. tax laws or under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any considerations in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury Regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith and any laws, regulations or practices adopted in connection with any such agreement). Further, it does not address the tax consequences of the Arrangement to holders who are not U.S. Holders or to the Shaw Family Shareholders.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or an entity or arrangement treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•

a trust if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a person treated as a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, entities treated as partnerships for U.S. federal income tax purposes that hold Shares and persons treated as partners in such entities should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Arrangement.

U.S. Holders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement, including the application and effect of any state, local, foreign or other tax laws. U.S. Holders who directly, indirectly or constructively own shares of the capital of the Purchaser should consult their tax advisors regarding the potential recognition of dividend income as a consequence of the application of Section 304 of the Code to their particular circumstances and any actions that may be taken to mitigate such consequence.

General Tax Consequences of the Arrangement

The receipt of the Consideration by a U.S. Holder in exchange for Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, subject to the discussion of the passive foreign investment company (“PFIC”) rules below, for U.S. federal income tax purposes, a U.S. Holder who receives the Consideration in exchange for Shares pursuant to the Arrangement will recognize gain or loss in an amount equal to the difference, if any, between (1) the U.S. dollar value of the Canadian dollars received in exchange for such U.S. Holder’s Shares and (2) the U.S. Holder’s adjusted tax basis in such Shares (as determined in U.S. dollars). Subject to the discussion of the PFIC rules below, such gain or loss generally will be capital gain or loss, and, if a U.S. Holder’s holding period in the Shares exchanged in the Arrangement is greater than one year as of the date of the Arrangement, such gain or loss will generally be long-term capital gain or loss. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Shares at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if, after the application of certain “look-through” rules, either (a) at least 75% of its gross income for such year consists of “passive income” as that term is defined in the relevant provisions of the Code (e.g., dividends, interest, royalties, or gains on the disposition of certain minority interests), or (b) at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, “passive income.” PFIC status is determined on an annual basis. Because the Company’s income and assets and the nature of its activities may vary from time to time, there can be no assurance that the Company will not be treated as a PFIC in any taxable year or that the Internal Revenue Service will agree with the Company’s conclusion regarding its PFIC status. If a U.S. Holder owns Shares during a taxable year in which the Company is a PFIC, the PFIC rules generally will apply to a U.S. Holder thereafter, even if in subsequent taxable years the Company no longer meets the test described above to be treated as a PFIC. No ruling will be sought from the Internal Revenue Service regarding whether the Company is a PFIC.

If the Company were classified as a PFIC for any taxable year during which a U.S. Holder held Shares, such classification could result in adverse tax consequences to such U.S. Holder, and different U.S. federal income tax consequences from those described above may apply to the receipt of the Consideration by such U.S. Holder in exchange for Shares. These consequences may include having gains realized on the receipt of the Consideration in exchange for Shares treated as ordinary income rather than capital gain and being subject to punitive interest charges on such gains. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their disposition of Shares in connection with the Arrangement.

Receipt of Foreign Currency

The U.S. dollar value of the Consideration paid in Canadian dollars to a U.S. Holder generally will be determined based on the exchange rate applicable on the date of receipt of such payment regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S.

Holder who receives Consideration in Canadian dollars and converts such Canadian dollars into U.S. dollars at an exchange rate other than the rate used to determine the U.S. dollar value of the Canadian dollars received may have foreign currency exchange gain or loss. Such foreign currency exchange gain or loss generally would be treated as ordinary income or loss from sources within the United States. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning and disposing of Canadian dollars.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, net gain from the disposition of the Shares generally will constitute “passive category income.” The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Payments to U.S. Holders in exchange for Shares pursuant to the Arrangement may be subject to information reporting and backup withholding (currently at a rate of 24%), unless such U.S. Holder provides proof of an applicable exemption or furnishes its correct taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner.

This summary of certain U.S. federal income tax consequences is for general information only and is not intended to constitute a complete description of all tax consequences relevant to U.S. Holders of Shares relating to the Arrangement. U.S. Holders of Shares should consult their tax advisors as to the specific tax consequences to them of the Arrangement in light of their particular circumstances, including the application and effect of any federal, state, local, non-U.S. and other tax laws.

Certain Other Tax Considerations

This Circular does not contain a summary of the non-Canadian and non-U.S. federal income tax considerations of the Arrangement for Shareholders who are subject to income tax outside of Canada or the United States. Such Shareholders should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions.

INFORMATION CONCERNING THE PURCHASER

The information concerning the Purchaser contained in this Circular has been provided by the Purchaser for inclusion in this Circular. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by the Purchaser are untrue or incomplete, the Company assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by the Purchaser to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

The Purchaser is a diversified Canadian communications technology and media company. The Purchaser operates wireless, cable and media businesses through its subsidiaries. Through its wireless segment, the Purchaser provides wireless telecommunications operations for Canadian consumers and business. The Purchaser’s cable telecommunications operations include internet, television, phone and smart home monitoring services for Canadian consumers and businesses, and network connectivity through its fibre network and data centre assets to support a range of voice, data, networking, hosting and cloud-based services for the business, public sector and carrier wholesale markets. The Purchaser also holds a diversified portfolio of media properties including sports media and entertainment, television and radio broadcasting, speciality channels, multi-platform shopping and digital media.

It is Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through its subsidiaries, the Purchaser is engaged in radio and television broadcasting, sports, televised and online shopping and digital media. The Purchaser is a corporation existing under the laws of the Province of British Columbia and its registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and the head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

The Purchaser’s Class A Voting Shares and Class B Non-Voting Shares are listed on the TSX under the symbols “RCI.A” and “RCI.B”, respectively, and the Class B Non-Voting Shares are also listed on the NYSE under the symbol “RCI”.

Description of Purchaser Shares

Holders of Purchaser Shares are entitled to receive notice of and to attend meetings of shareholders of the Purchaser, but, except as required by law or stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting Shares of the Purchaser, there is no requirement under applicable law or the Purchaser’s constating documents that an offer be made for the outstanding Purchaser Shares and there is no other protection available to holders of Purchaser Shares under the Purchaser’s constating documents. If an offer is made to purchase both Class A Voting Shares of the Purchaser and the Purchaser Shares, the offer for the Class A Voting Shares of the Purchaser may be made on different terms than the offer made to the holders of the Purchaser Shares.

The Purchaser’s constating documents contain restrictions on the transfer, voting and issue of its Class A Voting Shares and Purchaser Shares in order to ensure that the Purchaser remains qualified to hold or obtain licences required to carry on certain of its business undertakings in Canada. The Purchaser is authorized to refuse to register transfers of any of its shares in order to ensure that it remains qualified to hold such licences.

INFORMATION CONCERNING THE COMPANY

General

The Company is a leading Canadian connectivity company that currently employs approximately 9,200 people. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, Video, and digital Phone. Business provides business customers with Internet, data, WiFi, digital Phone, and Video services. The Wireless division provides wireless voice and LTE data services.

The Company is a corporation existing under the laws of the Province of Alberta and its head and registered office is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

The Company is a reporting issuer or the equivalent in every province of Canada and a “foreign private issuer” in the United States. The Company files its continuous disclosure documents with the relevant Canadian and United States securities regulatory authorities. Such documents are available under the Company’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Description of Share Capital

The authorized share capital of the Company consists of the Class A Shares, the Class B Shares, the Class 1 Preferred Shares issuable in series, and the Class 2 Preferred Shares issuable in series, of which 12,000,000 were designated Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Preferred Shares”) and 12,000,000 were designated Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Preferred Shares”).

The holders of Class A Shares are entitled to one vote per share at all meetings of shareholders. The holders of Class B Shares are entitled to receive notice of, to attend and to speak at all meetings of shareholders but are not entitled to vote thereat except as required by law and in certain other circumstances. Pursuant to and in accordance with the Interim Order, holders of Class B Shares as of the Record Date will be entitled to one vote per share in respect of the Arrangement Resolution at the virtual Meeting.

The holders of the Series A Preferred Shares and Series B Preferred Shares will not be entitled to receive notice of, attend, ask questions or vote at the Meeting.

The Class 1 Preferred Shares and the Class 2 Preferred Shares are each issuable in one or more series. The Board may fix from time-to-time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto.

As of the Record Date, there were 22,372,064 Class A Shares, 476,285,262 Class B Shares, 10,012,393 Series A Preferred Shares, and 1,987,607 Series B Preferred Shares issued and outstanding.

Trading in Shares

The Class A Shares are listed on the TSX-V under the symbol “SJR.A”. The Class B Shares are listed on the TSX under the symbol “SJR.B” and on the NYSE under the symbol “SJR”.

The following table sets forth the monthly price range and volume traded for the Class A Shares on the TSX-V and for the Class B Shares on the TSX and the NYSE for the periods indicated:

	Trading of Class A Shares on the TSX-V
	High ($)	Low ($)	Volume (#)
2021
April (to April 13)	$36.90	$34.04	10,871
March	$42.75	$27.88	104,163
February	$30.50	$27.13	23,292
January	$29.94	$25.50	26,595
2020
December	$27.00	$24.00	31,424
November	$25.95	$23.50	17,139
October	$25.29	$22.10	8,713
September	$26.00	$24.12	4,236
August	$26.50	$25.16	4,267
July	$24.99	$22.27	6,361
June	$25.35	$22.75	15,482
May	$24.95	$22.25	2,828
April	$26.80	$21.90	20,981
March	$26.74	$18.23	14,615

	Trading of Class B Shares on the TSX
	High ($)	Low ($)	Volume (#)
2021
April (to April 13)	$33.80	$32.68	16,369,673
March	$35.08	$22.18	89,485,061
February	$22.79	$21.93	31,050,402
January	$23.12	$21.85	33,071,629
2020
December	$23.73	$22.10	37,123,865
November	$23.63	$21.71	33,008,086
October	$24.68	$21.50	19,991,352
September	$25.30	$23.70	23,453,289
August	$25.48	$24.36	18,258,103
July	$24.75	$21.78	24,012,477
June	$24.42	$21.85	25,841,412
May	$23.42	$21.39	38,574,933
April	$24.00	$21.70	27,615,497
March	$24.37	$17.77	64,180,416

	Trading of Class B Shares on the NYSE
	High (US$)	Low (US$)	Volume (#)
2021
April (to April 13)	$26.94	$26.01	921,624
March	$28.17	$17.53	10,985,163
February	$17.95	$17.12	4,516,939
January	$18.17	$17.07	6,447,816
2020
December	$18.43	$17.26	7,281,042
November	$18.09	$16.38	6,859,276
October	$18.61	$16.12	5,068,661
September	$19.20	$17.68	6,203,081
August	$19.29	$18.28	3,842,558
July	$18.31	$16.04	4,776,318
June	$18.28	$16.03	4,202,537
May	$17.02	$15.16	4,177,107
April	$17.18	$15.26	7,139,275
March	$18.24	$12.21	11,000,745

The Consideration represents a premium of approximately: (i) 33% to the closing price of the Class A Shares of $30.34 on March 12, 2021, being the last trading day on the TSX-V prior to the public announcement of the proposed Arrangement; and (ii) 69% to the closing price of the Class B Shares of $23.90 on March 12, 2021, being the last trading day on the TSX, prior to the public announcement of the proposed Arrangement.

Previous Purchases and Sales

No Shares or other securities of the Company have been repurchased by the Company during the 12-month period preceding the Arrangement Agreement other than the repurchase of Class B Shares by the Company, as authorized by the TSX for each of the following normal course issuer bids (each, a “NCIB”):

Start Date	End Date	Class B Shares Authorized for Repurchase	Actual Class B Shares Repurchased	Weighted Average Trading Price
November 1, 2019	October 31, 2020	24,758,127	1,201,108	$20.95
November 5, 2020	November 4, 2021	24,532,404	14,783,974	$22.74

Total			15,985,082	$22.60

Note: Actual Class B Shares Repurchased represents the actual number of shares repurchased between March 13, 2020 and March 12, 2021 under each respective NCIB program.

In connection with each NCIB, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker to facilitate the purchase of Class B Shares under the respective NCIB, including at times when the Company would ordinarily not be permitted to repurchase its Class B Shares due to regulatory restrictions or self-imposed blackout periods. In connection with the announcement of the Arrangement, the Company suspended repurchases of Class B Shares under its NCIB program. During the 12-month period preceding the Arrangement Agreement, all repurchases under the NCIB were made pursuant to the ASPP and were determined by the designated broker in its sole discretion based on the purchasing parameters set by the Company in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. Under the NCIBs, during the 12-month period prior to the date of the Arrangement Agreement, the Company repurchased 15,985,082 Class B Shares through the facilities of the TSX or alternative trading systems at the weighted average price of $22.60 per Class B Share.

Except for the $500 million principal amount of 2.9% senior notes due in 2030 that were issued on April 22, 2020 and as described under the heading “Information Concerning the Company – Previous Distributions”, no Shares or other securities of the Company have been sold by the Company during the 12-month period preceding the Arrangement Agreement.

Previous Distributions

The following table sets forth the Class B Shares distributed by the Company on annual basis during the five-year period preceding the Arrangement Agreement upon the exercise of Options, the vesting of RSUs and, prior to November, 2019, in satisfaction of the Company’s obligations under its dividend reinvestment plan:

Year of Distribution	Number of Class B Shares Issued on Exercise	Average Price per Issued Class B Share	Aggregate Value
2021 (through April 13)	434,317	$25.55	$11,098,163
2020	235,931	$20.52	$4,842,247
2019	8,261,405	$24.97	$206,264,254
2018	9,194,705	$24.90	$228,928,816
2017	10,919,787	$26.42	$288,526,158
2016	9,822,214	$24.13	$237,005,686

Dividend Policy

The Company’s dividend policy for Class A Shares and Class B Shares is reviewed on a quarterly basis by the Board. In general, subject to the rights of any preferred shares outstanding from time-to-time, the holders of Class A Shares and Class B Shares are entitled to receive such dividends as the Board determines to declare on a share-for-share basis, if, as and when any such dividends are declared and paid. In addition to the standard legislated solvency and liquidity tests that must be met, the Company will not be able to declare and pay dividends if there was an event of default or a pending event of default would result (as a consequence of declaring and paying dividends) under its credit facilities.

The table below sets out dividend amount and payment dates for the Class A Shares, Class B Shares, Series A Preferred Shares and Series B Preferred Shares for the two-year period preceding the date of this Circular:

Payment Dates	Dividends on Class A Shares	Dividends on Class B Shares	Payment Dates	Dividends on Series A Preferred Shares	Dividends on Series B Preferred Shares
Mar. 28, 2019	$0.098542	$0.09875	Apr. 1, 2019	$0.17444	$0.23206
Apr. 29, 2019	$0.098542	$0.09875
May 30, 2019	$0.098542	$0.09875
Jun. 27, 2019	$0.098542	$0.09875	Jul. 2, 2019	$0.17444	$0.23013
Jul. 30, 2019	$0.098542	$0.09875
Aug. 29, 2019	$0.098542	$0.09875
Sep. 27, 2019	$0.098542	$0.09875	Sep. 30, 2019	$0.17444	$0.23044
Oct. 30, 2019	$0.098542	$0.09875
Nov. 28, 2019	$0.098542	$0.09875
Dec. 30, 2019	$0.098542	$0.09875	Dec. 31, 2019	$0.17444	$0.22738
Jan. 30, 2020	$0.098542	$0.09875
Feb. 27, 2020	$0.098542	$0.09875
Mar. 30, 2020	$0.098542	$0.09875	Mar. 31, 2020	$0.17444	$0.22825
Apr. 29, 2020	$0.098542	$0.09875
May 28, 2020	$0.098542	$0.09875
Jun. 29, 2020	$0.098542	$0.09875	Jun. 30, 2020	$0.17444	$0.22738
Jul. 30, 2020	$0.098542	$0.09875
Aug. 28, 2020	$0.098542	$0.09875
Sep. 29, 2020	$0.098542	$0.09875	Sep. 30, 2020	$0.17444	$0.14094
Oct. 29, 2020	$0.098542	$0.09875
Nov. 27, 2020	$0.098542	$0.09875
Dec. 30, 2020	$0.098542	$0.09875	Dec. 31, 2020	$0.17444	$0.13431
Jan. 28, 2021	$0.098542	$0.09875
Feb. 25, 2021	$0.098542	$0.09875
Mar. 30, 2021	$0.098542	$0.09875	Mar. 31. 2021	$0.17444	$0.13181

Under the terms of the Arrangement Agreement and pending completion of the Arrangement, the Company is permitted to continue paying: (i) a regular monthly dividend, not in excess of $0.098542 in cash per Class A Share; (ii) a regular monthly dividend, not in excess of $0.09875 in cash per Class B Share; and (iii) a regularly quarterly dividend on the Preferred Shares in accordance with their respective terms as set out in the Company’s Constating Documents.

Material Changes in the Affairs of the Company

To the knowledge of the directors and Senior Management of the Company, and except as publicly disclosed or otherwise described in this Circular, there are no plans or proposals for material changes in the affairs of the Company.

Auditor

The Company’s auditors are Ernst & Young LLP. Ernst & Young LLP has communicated to the Company that, in their opinion, they are independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the applicable rules and regulations adopted by the U.S. Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

DISSENTING SHAREHOLDER RIGHTS

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Shares, and is qualified in its entirety by the reference to the full text of the Interim Order, a copy of which is attached to this Circular as Appendix B, and the text of section 191 of the ABCA, which is set forth in Appendix G. Pursuant to the Interim Order, Dissenting Shareholders are given rights analogous to rights of dissenting shareholders under the ABCA, as modified by the Interim Order and the Plan of Arrangement. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. Failure to comply with the provisions of that section, as so modified, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

In addition to any other restrictions under section 191 of the ABCA, as modified by the Plan of Arrangement and the Interim Order, none of the following Persons shall be entitled to exercise Dissent Rights: (i) the holders of Options, PSUs, RSUs or DSUs; (ii) the holders of Preferred Shares; and (iii) a Shareholder who has voted in favour of the Arrangement Resolution.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented as such hearing.

A Registered Shareholder who wishes to dissent must submit to the Company a written objection to the Arrangement Resolution (a “Dissent Notice”), to the Company, at 630 – 3rd Avenue S.W., Suite 900, Calgary, Alberta T2P 4L4, Attention: Peter Johnson, Executive Vice President, Chief Legal and Regulatory Officer, with a copy to the Company’s counsel, Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, 40th Floor, Toronto, ON, M5V 3J7, Attention: Vincent Mercier, not later than 5:00 p.m. (Mountain time) on May 18, 2021 (or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding, Saturdays, Sundays and holidays) before the time the adjourned meeting is reconvened or the postponed Meeting is convened). Failure to properly exercise Dissent Rights may result in the loss or unavailability of the right to dissent.

Only Registered Shareholders as of the Record Date may dissent. In many cases, Shares beneficially owned by a Beneficial Shareholder are registered either: (a) in the name of an Intermediary, or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant. Accordingly, a Beneficial Shareholder will not be entitled to exercise its Dissent Rights directly (unless the Shares are re-registered in the Beneficial Shareholder’s name). A Beneficial Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Beneficial Shareholder deals in respect of its Shares and either: (i) instruct the Intermediary to exercise Dissent Rights on the Beneficial Shareholder’s behalf (which, if the Shares are registered in the name of CDS Clearing and Depositary Services Inc. or other clearing agency, may require that such Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Shares in the name of the Beneficial Shareholder, in which case the Beneficial Shareholder would be able to exercise Dissent Rights directly.

Pursuant to the Interim Order, no Shareholder who has voted in favour of the Arrangement Resolution or holder of Equity Awards is entitled to dissent with respect to the Arrangement. Pursuant to section 191 of the ABCA and the Interim Order, a Registered Shareholder may not exercise Dissent Rights in respect of only a portion of such holder’s Shares, but may dissent only with respect to all of the Shares held by the holder.

A vote against the Arrangement Resolution, an abstention from voting, or a proxy submitted instructing a proxyholder to vote against the Arrangement Resolution does not constitute a Dissent Notice, but a Registered Shareholder need not vote its Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Shares in favour of the Arrangement and thereby causing the Registered Shareholder to forfeit his or her Dissent Rights.

The Company (or following completion of the Arrangement, any successor thereof) or a Dissenting Shareholder may apply to the Court, by way of an originating notice after the approval of the Arrangement Resolution, to fix the fair value of the Dissenting Shareholder’s Shares. If such an application is made to the Court by either the Company or a Dissenting Shareholder, the Company must, unless the Court orders otherwise, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered to be the fair value of the Shares held by such Dissenting Shareholder. The offer, unless the Court orders otherwise, must be sent to each Dissenting Shareholder at least ten days before the date on which the application is returnable, if the Company is the applicant, or within ten days after the Company is served a copy of the originating notice, if a Dissenting Shareholder is the applicant. Every offer will be made on the same terms to each Dissenting Shareholder and contain or be accompanied with a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with the Company for the purchase of such holder’s Shares in the amount of the offer made by the Company or otherwise, at any time before the Court pronounces an order fixing the fair value of the Shares.

A Dissenting Shareholder will not be required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Company and in favour of each of those Dissenting Shareholders, and fixing the time within which the Company must pay the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder, until the date of payment.

On the Effective Time, or upon the making of an agreement between the Company and the Dissenting Shareholder as to the payment to be made by the Company to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such holder’s Shares in the amount or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw the Dissenting Shareholder’s dissent, or if the Arrangement has not yet become effective, the Company may rescind the Arrangement Resolution, and in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

The Company shall not make a payment to a Dissenting Shareholder under section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, if there are reasonable grounds for believing that it is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, the Company shall notify each Dissenting Shareholder that it is unable lawfully to pay the Dissenting Shareholder for its Shares, in which case the Dissenting

Shareholder may, by written notice to the Company within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case the holder shall be deemed to have participated in the Arrangement as a Shareholder. If the Dissenting Shareholder does not withdraw such holder’s written objection, such Dissenting Shareholder retains status as a claimant against the Company to be paid as soon as it is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of its creditors but in priority to its Shareholders.

Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Shares as determined under the applicable provisions of the ABCA (as modified by the Plan of Arrangement and the Interim Order or any other order of the Court) will be more than or equal to the consideration payable under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissenting Shares. Furthermore, Shareholders who are considering exercising Dissent Rights should be aware of the consequences under Canadian federal income tax laws of exercising Dissent Rights in respect of the Arrangement. See “Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations”.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their Shares. Section 191 of the ABCA, other than as amended by the Interim Order and the Plan of Arrangement, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who is considering exercising Dissent Rights should carefully consider and comply with the provisions of section 191 of the ABCA, the full text of which is set out in Appendix G to this Circular, as modified by the Interim Order and the Plan of Arrangement, and consult their own legal advisor.

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

This Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. At the Meeting, Shareholders will consider and vote upon the Arrangement Resolution and such other business as may properly come before the Meeting.

The Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement, and after consulting with its financial and legal advisors, including having received the TD Fairness Opinion and the unanimous recommendation of the Special Committee (including the CIBC Fairness Opinion), has unanimously (with Bradley Shaw abstaining): (i) determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company, and determined that the terms and conditions of the Arrangement are fair and reasonable to the Shareholders (other than the Shaw Family Shareholders); (ii) approved the Arrangement and the entering into of the Arrangement Agreement; and (iii) resolved to recommend that Shareholders (other than the Shaw Family Shareholders) vote FOR the Arrangement Resolution. See “The Arrangement – Background to the Arrangement” and “The Arrangement – Recommendation of the Board”.

Date, Time and Place of the Meeting

The Meeting will be held on May 20, 2021 at 10:00 a.m. (Mountain Time), unless adjourned or postponed, in a virtual-only format via live audio webcast at www.virtualshareholdermeeting.com/shawspecial2021.

Virtual Meeting Format

Given the coronavirus (COVID-19) pandemic, its public health impact, and the associated current restrictions on and the risk in attending large group gatherings and to mitigate risks to the health and safety of the Company’s stakeholders, the Meeting will be held in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person.

Attending the Virtual Meeting

Only Shareholders whose names have been entered in the registers of the Company as of the close of business on the Record Date (being April 6, 2021) will be entitled to receive notice of, vote and ask questions at the Meeting. If a Shareholder transfers Shares after the Record Date and the transferee of those Shares, having produced properly endorsed certificates evidencing such Shares or having otherwise established that the transferee owns such Shares, demands, at least 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Shares at the Meeting. Registered Shareholders, Beneficial Shareholders who have duly appointed themselves as proxyholders and duly appointed proxyholders can also vote via the live webcast by completing a ballot online during the virtual Meeting.

Guests will be able to listen to the Meeting but will not be able to ask questions or vote.

To attend the virtual Meeting, log in online at: www.virtualshareholdermeeting.com/shawspecial2021 (we recommend that you log in at least 15 minutes before the Meeting starts) and following the below instructions:

•	Shareholders: Enter the 16-digit control number found on the form of proxy or voting instruction form, as applicable, into the Shareholder login section.

•	Duly-appointed proxyholders: Enter the exact “Appointee Name” and eight-character “Appointee Identification Number” provided to you by the Shareholder.

•	Guests: If you are a guest, complete the Guest login information.

If you participate in the virtual Meeting, it is important that you are connected to the Internet at all times during the Meeting. It is your responsibility to ensure connectivity for the duration of the virtual Meeting. You should allow ample time to check into the virtual Meeting and complete the above procedure.

For any technical difficulties experienced during the check-in process or during the meeting, please contact Broadridge at (844) 986-0822 (toll free in North America) or (303) 562-9302 (international) for assistance.

If you have questions regarding the Notice of Special Meeting of Shareholders or the Meeting, you may contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

Submitting Questions

During the Meeting, we will hold a live Q&A session to answer the questions submitted through the live webcast during the Meeting. Only Shareholders or their duly appointed proxyholders (i.e., not guests) may submit questions.

To ask a question during the Meeting, Shareholders or their duly appointed proxyholders may do so in writing through the live webcast at www.virtualshareholdermeeting.com/shawspecial2021. After logging-in, type your question into the “Ask a Question” box and click “Submit”. Guests will not be able to submit questions during the Meeting.

To ensure the Meeting is conducted in a manner that is fair to all shareholders, the Chair of the Meeting may exercise broad discretion in responding to the questions including the order in which the questions are answered, the grouping or editing of the questions and the amount of time devoted to any question.

Voting by Registered Shareholders

Shareholders who hold Shares directly in their own names and not through an Intermediary (such as a bank, securities broker, trustee, trust company or other institution) are Registered Shareholders. Whether or not you are able to attend the Meeting, Shareholders are urged to vote as soon as possible by one of the methods set forth below.

Voting by Proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, and any adjournment(s) or postponement(s) thereof, and vote your Shares for you. Voting by proxy is the easiest way for Registered Shareholders to cast their vote.

Registered Shareholders are urged to file their proxy or vote as soon as possible, over the Internet, by telephone, or by mail by using one of the following methods and following the instructions set out on the form of proxy:

Internet: www.proxyvote.com	Telephone: 1-800-474-7493 (English) or 1-800-474-7501 (French)	Mail: Data Processing Centre P.O. Box 3700 STN Industrial Park Markham, ON L3R 9Z9

Completed proxies or votes must be received by Broadridge not later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

You can also choose another person or company to be your proxyholder, including someone who is not a Shareholder. You can do so by following the instructions set out below under the heading “Information Concerning the Meeting – Solicitation and Appointment of Proxies”.

Voting Online at the Meeting

Registered Shareholders and duly appointed proxyholders have the ability to participate, ask questions and vote at the Meeting by going to www.virtualshareholdermeeting.com/shawspecial2021. Registered Shareholders will need to enter the 16-digit control number found on the form of proxy. Once logged-in to the virtual Meeting, click the “Vote Here!” button in the bottom right quadrant of the screen. If voting online at the Meeting, a Registered Shareholder should not complete and file a form of proxy as described above.

Registered Shareholders who wish to appoint some other person to vote on their behalf at the Meeting should follow the instructions set out below under the heading “Information Concerning the Meeting – Solicitation and Appointment of Proxies”.

Duly appointed proxyholders will need to enter the exact “Appointee Name” and eight-character “Appointee Identification Number” provided to the proxyholder by the Shareholder.

During the Meeting, Registered Shareholders and duly appointed proxyholders must ensure they are connected to the Internet at all times in order to vote on the resolutions put before the Meeting. It is their responsibility to ensure Internet connectivity.

Voting by Beneficial Shareholders

Shareholders who hold Shares through an Intermediary are Beneficial Shareholders. Under applicable Canadian Securities Laws, a Beneficial Shareholder is a “non-objecting beneficial owner” (“NOBO”) if such Beneficial Shareholder has or is deemed to have provided instructions to the Intermediary holding the Shares on such Beneficial Shareholder’s behalf not objecting to the Intermediary disclosing ownership information about the Beneficial Shareholder in accordance with such legislation, and a Beneficial Shareholder is an “objecting beneficial owner” (“OBO”) if such Beneficial Shareholder has or is deemed to have provided instructions objecting to same.

Whether you are a NOBO or an OBO, you received these materials from Broadridge, on behalf of your Intermediary, and your Intermediary is required to seek your instructions as to the manner in which to exercise the voting rights attached to your Shares. Your Intermediary will provide you with a voting instruction form. You should follow the voting instructions provided by your Intermediary. The Company has agreed to pay for Intermediaries to deliver to OBOs the proxy-related materials and the relevant voting instruction form. The voting instruction form that is sent by the Intermediary or its agent contains an explanation as to how you can exercise the voting rights attached to your Shares, including how to attend online and vote directly at the Meeting. Please provide your voting instructions to your Intermediary as specified in the enclosed voting instruction form.

Voting by Submitting Voting Instructions

Beneficial Shareholders are urged to file their voting instruction form or vote as soon as possible over the internet, by telephone, or by mail by using one of the following methods and following the instructions set out on the voting instruction form:

Internet: www.proxyvote.com	Telephone: 1-800-474-7493 (English) or 1-800-474-7501 (French)	Mail: Data Processing Centre P.O. Box 3700 STN Industrial Park Markham, ON L3R 9Z9

Votes must be received by Broadridge not later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

You can also choose another person or company to be your proxyholder, including someone who is not a Shareholder. You can do so by following the instructions set out below under the heading “Information Concerning the Meeting – Solicitation and Appointment of Proxies”.

Voting Online at the Meeting

A Beneficial Shareholder can vote its Shares at the Meeting only if they appoint themselves as proxyholder, which they may do by: (i) following the instructions on the voting instruction form, completing the voting instruction form and returning it to the Intermediary specified on such voting instruction form; or (ii) visiting www.proxyvote.com and logging-in with the 16-digit control number provided on the voting instruction form. The Beneficial Shareholder must insert their own name as the “Appointee Name” and designate an eight-character “Appointee Identification Number” in the spaces provided in the voting instruction form or online at www.proxyvote.com. Once you have logged-in to the virtual Meeting using the “Appointee Name” and “Appointee Identification Number” previously created, click the “Vote Here!” button in the bottom right quadrant of the screen.

If an eight-character Appointee Identification Number is not created by the Beneficial Shareholder, the Beneficial Shareholder will not be able to vote at the virtual Meeting.

Beneficial Shareholders must follow the procedures outlined above to vote at the Meeting. Beneficial Shareholders who do not appoint themselves as proxyholder will be able to attend and ask questions during the live audio webcast of the Meeting by going to www.virtualshareholdermeeting.com/shawspecial2021 and completing the online form under “Shareholder login” with the 16-digit control number found on the voting instruction form.

During the Meeting, Beneficial Shareholders who have appointed themselves as proxyholder must ensure they are connected to the Internet at all times in order to vote on the resolutions put before the Meeting.

If you participate in the Meeting, it is important that you are connected to the Internet at all times during the Meeting. It is your responsibility to ensure Internet connectivity for the duration of the Meeting.

Solicitation and Appointment of Proxies

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, fax transmission or other electronic means of communication or in person by the directors, officers and employees of the Company. The cost of such solicitation will be borne by the Company. The total cost of soliciting proxies and mailing the materials in connection with the Meeting will be borne by the Company. In addition, the Company has retained Kingsdale Advisors to assist it in connection with communicating to Shareholders in respect of the Arrangement. In connection with these services, Kingsdale Advisors is expected to receive an estimated fee of at least $400,000 for services provided, plus the aggregate amount of the per call fees payable in connection with calls with retail holders of Shares and reasonable out-of-pocket expenses.

Additionally, the Company may use Broadridge QuickVote™ service to assist Beneficial Shareholders with voting their Shares. Beneficial Shareholders may be contacted by Kingsdale Advisors to conveniently obtain voting instructions directly over the telephone. Broadridge will then tabulate the results of all instructions received and provide the appropriate instructions respecting Shares to be represented at the Meeting.

The individuals named in the accompanying forms of proxy (the “Named Proxyholders”) are officers and/or directors of the Company. A Shareholder wishing to appoint some other Person (who need not be a Shareholder) to represent the Shareholder at the Meeting may do so by following the instructions provided in either the form of proxy or the voting instruction form or by visiting www.proxyvote.com and following the instructions which are also described below.

In order for a duly appointed proxyholder to represent a Shareholder at the Meeting and to vote on such Shareholder’s behalf, the Shareholder should follow the instructions on their form of proxy or voting instruction form, as applicable, and are encouraged to appoint such other person online at www.proxyvote.com by no later than 10:00 a.m. (Mountain time) on May 18, 2021 as this will reduce the risk of any mail disruptions and will allow the Shareholder to share the necessary information with their appointed proxyholder more easily. To provide the appointed proxyholder access to the virtual Meeting, a Shareholder must create a unique eight-character “Appointee Identification Number” and specify the “Appointee Name” in the spaces provided in the form of proxy or voting instruction form as applicable, or online at www.proxyvote.com. The Shareholder must then provide the proxyholder with the unique eight-character Appointee Identification Number along with the specified Appointee Name to allow the proxyholder access to the virtual Meeting.

If an eight-character Appointee Identification Number is not created by the Shareholder, the appointed proxyholder will not be able to access the virtual Meeting.

Revocation of Proxies

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. If you are a Registered Shareholder and you want to revoke your proxy, you may do so by (a) providing new proxyholder appointment information at www.proxyvote.com or a new form of proxy to Broadridge; or (b) delivering a written notice to the Corporate Secretary of the Company at 630 – 3rd Avenue S.W., Calgary, Alberta, T2P 4L4 Attention: Peter Johnson, Executive Vice President, Chief Legal and Regulatory Officer, in each case no later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed). A Registered Shareholder may also attend the Meeting via the live audio webcast to vote at the Meeting, which voting will revoke any previously submitted proxy. If a Registered Shareholder attends the Meeting but does not vote by online ballot, any previously submitted proxy will remain valid. If you do not wish to revoke a previously submitted proxy or ask questions at the Meeting, you can attend the Meeting as a guest, as guests can listen to the Meeting, but are not able to vote or submit questions.

If you are a Beneficial Shareholder and you want to change your vote, you may do so by any of the methods set out above under “Voting by Submitting Voting Instructions” no later than 10:00 a.m. (Mountain time) on May 18, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed). You may also contact your Intermediary to revoke a previously submitted voting instruction form. Please note that your Intermediary will need to receive any new instructions sufficiently in advance of the Meeting to act on them. If you appointed a proxyholder and wish to make a change, you may provide new proxyholder appointment information at www.proxyvote.com.

In addition, if you are a Registered Shareholder or a Beneficial Shareholder who has appointed themselves as a proxyholder, once you log in to the Meeting and you accept the terms and conditions, you may (but are not obliged to) revoke any and all previously submitted proxies by voting by online ballot on the matters put forth at the Meeting. If you attend the Meeting but do not vote by online ballot, your previously submitted proxy will remain valid.

Voting of Proxies and Exercise of Discretion

The accompanying form of proxy and voting instruction form confer discretionary authority on the Persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders or other matters that may properly come before the Meeting, and any adjournment or postponement thereof, and the Named Proxyholders in your properly executed form of proxy or voting instruction form will vote on such matters in accordance with their judgment. At the date of this Circular, management of the Company is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

If the instructions in a proxy given to the Company’s management are specified, the Shares represented by such proxy will be voted IN FAVOUR or AGAINST in accordance with your instructions on any online ballot that may be called for.

IF A CHOICE IS NOT CLEARLY SPECIFIED IN THE PROXY, YOUR SHARES WILL BE VOTED FOR THE ARRANGEMENT RESOLUTION.

Shares and Principal Holders Thereof

Only Shareholders of record at the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to vote at the Meeting and any adjournment or postponement thereof. If a Shareholder transfers Shares after the Record Date and the transferee of those Shares, having produced properly endorsed certificates evidencing such Shares or having otherwise established that the transferee owns such Shares, demands, at least 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Shares at the Meeting. Each Share entitled to be voted at the Meeting will entitle the holder thereof to one (1) vote at the Meeting in respect of the Arrangement Resolution.

As of the Record Date, there were 22,372,064 issued and outstanding Class A Shares and 476,285,262 issued and outstanding Class B Shares.

As of the Record Date, the Shaw Family Living Trust owned, directly or indirectly, or exercised control or direction over, 17,662,400 Class A Shares and 33,057,068 Class B Shares, representing approximately 79% of the issued and outstanding Class A Shares and 7% of the issued and outstanding Class B Shares.

To the knowledge of management of the Company and the Board, no other Person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities, as of the Record Date.

Class B Shareholders are entitled to receive notice of, attend and speak at meetings of shareholders of the Company but are not, except where otherwise expressly required by law or in certain circumstances, entitled to vote at such meetings. As discussed under “The Arrangement – Required Shareholder Approval”, Class B Shareholders are entitled to vote at the Meeting in respect of the Arrangement Resolution. In the event of a take-over bid, in certain circumstances which are described in the Company’s annual information form dated October 30, 2020 (available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml), holders of Class B Shares may be entitled to convert such shares into Class A Shares for purposes of tendering to the take-over bid.

Procedure and Votes Required

The Interim Order provides that each Shareholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote on the Arrangement Resolution at the Meeting. Each such Shareholder will be entitled to vote in accordance with the provisions set out below.

Pursuant to the Interim Order:

•	each Shareholder will be entitled to one vote for each Share held;

•

the quorum at the Meeting in respect of the Class A Shareholders at least 20% of the total number of outstanding Class A Shares entitled to vote at the Meeting whether such Class A Shares are present or represented by duly appointed proxy at the virtual Meeting, and quorum in respect of the Class B Shareholders shall be at least 20% of the total number of outstanding Class B Shares entitled to vote at the Meeting whether such Class B Shares are present or represented by duly appointed proxy at the virtual Meeting; and

•

if within 30 minutes from the time set for the holding of the Meeting a quorum in respect of the Shareholders is not present, the Meeting shall stand adjourned to the same day in the next week (if a Business Day) at the same time and place and, if such day is a not a Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place. No notice of the adjourned meeting shall be required and, if at such adjourned meeting a quorum is not present within 30 minutes from the time set for the holding of the meeting, the Person or Persons present and being, or representing by proxy, one or more Shareholders entitled to attend and vote at the Meeting shall constitute a quorum.

Other Business

The management of the Company does not intend to present and do not have any reason to believe that others will present any item of business other than those set forth in this Circular at the Meeting. However, if any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the applicable form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in this Circular.

Additional Information

If you have questions regarding the Notice of Special Meeting of Shareholders or the Meeting, you may contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-6554 toll free in North America, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

Additional financial information is provided in the Company’s financial statements and MD&A of the Company’s financial condition and results of operations for the year ended August 31, 2020 and for the interim period ended February 28, 2021. Such information, in addition to the Company’s annual information form dated October 30, 2020 and the Company’s annual general meeting information circular dated November 24, 2020, is available under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Company’s website at www.shaw.ca. Copies of the Company’s filings, including its most recent financial statements, management discussion and analysis, and annual information form, will be sent to any Shareholder without charge upon written request to the Company’s head office 630 – 3rd Avenue S.W., Suite 900, Calgary, Alberta T2P 4L4, Attention: Shafyn Manji, Vice President, Finance & Associate General Counsel.

Depositary

AST Trust Company (Canada) will act as Depositary for the receipt of certificates representing Shares and Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Company against certain liabilities under applicable Canadian Securities Laws and expenses in connection therewith.

No fee or commission is payable by any Shareholder who transmits its Shares directly to the Depositary. Except as set forth above or elsewhere in this Circular, the Company will not pay any fees or commissions to any broker or dealer or any other Person for soliciting deposits of Shares pursuant to the Arrangement.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Davies Ward Phillips & Vineberg LLP, on behalf of the Company. In addition, certain legal matters in connection with the Arrangement will be passed upon by Burnet, Duckworth & Palmer LLP, on behalf of the Special Committee.

Certain legal matters in connection with the Arrangement will be passed upon by Goodmans LLP, on behalf of the Purchaser.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed under “The Arrangement – Interests of Certain Persons in the Arrangement”, no informed person (as defined in Canadian Securities Laws) of the Company, or any associate or affiliate of any informed person, has had any material interest, direct or indirect, in any transaction, or proposed transaction, which has materially affected or would materially affect any of the Company or its subsidiaries since the commencement of the most recently completed financial year of the Company.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED this 14th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

OF SHAW COMMUNICATIONS INC.

(signed) “Peter A. Johnson”

Peter A. Johnson

Executive Vice President,

Chief Legal and Regulatory Officer

CONSENTS

Consent of CIBC World Markets Inc.

To the Special Committee of the Board of Directors of Shaw Communications Inc. (the “Company”):

We refer to our written fairness opinion (the “Fairness Opinion”) dated March 12, 2021, which we prepared solely for the information of the Special Committee of the Board of Directors of the Company in connection with the arrangement involving the Company and Rogers Communications Inc. The Fairness Opinion was given as at March 12, 2021, and remains subject to the assumptions, qualifications and limitations contained therein.

We consent to the inclusion of the text of our Fairness Opinion as Appendix E to the management information circular of the Company dated April 14, 2021 (the “Circular”) and references to our firm name and to the Fairness Opinion in the Circular . In providing such consent, CIBC World Markets Inc. does not intend that any person other than the Special Committee of the Board of Directors of the Company may rely upon the Fairness Opinion.

April 14, 2021

(signed) “CIBC World Markets Inc.”

CIBC WORLD MARKETS INC.

Consent of TD Securities Inc.

To the Board of Directors of Shaw Communications Inc. (the “Company”):

We refer to our written fairness opinion (the “Fairness Opinion”) dated March 13, 2021, which we prepared solely for the information of the Board of Directors of the Company in connection with the arrangement involving the Company and Rogers Communications Inc. The Fairness Opinion was given as of March 13, 2021, and remains subject to the assumptions, qualifications and limitations contained therein.

We consent to the inclusion of the Fairness Opinion as Appendix F to the management information circular of the Company dated April 14, 2021 (the “Circular”) and references to our firm name and to the Fairness Opinion in the Circular. In providing such consent, TD Securities Inc. does not intend that any person other than the Board of Directors of the Company may rely upon the Fairness Opinion.

April 14, 2021

(signed) “TD Securities Inc.”

TD SECURITIES INC.

APPENDIX A

ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.

The arrangement (as may be amended, supplemented or varied, the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) involving Shaw Communications Inc. (the “Company”), pursuant to the arrangement agreement between the Company and Rogers Communications Inc. dated March 13, 2021, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated April 14, 2021 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement, the full text of which is set out as Appendix D to the Circular, as it has been or may be amended or varied in accordance with the Arrangement Agreement and its terms, involving the Company (the “Plan of Arrangement”), is hereby authorized, approved and adopted.

3.

The (a) Arrangement Agreement and all the transactions contemplated therein, (b) the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, (c) the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments, supplements or modifications thereto, and (d) causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Company Participating Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Company Participating Shareholders: (a) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their respective terms, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

5.

The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

6.

Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.”

A-1

APPENDIX B

INTERIM ORDER

COURT FILE NUMBER	2101-05012

COURT	COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

MATTER	IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SHAW COMMUNICATIONS INC., ROGERS COMMUNICATIONS INC., AND CLASS A SHAREHOLDERS AND CLASS B SHAREHOLDERS OF SHAW COMMUNICATIONS INC.

APPLICANT	SHAW COMMUNICATIONS INC.

RESPONDENT	NOT APPLICABLE

DOCUMENT	INTERIM ORDER

ADDRESS FOR	LAWSON LUNDELL LLP
SERVICE AND	Barristers and Solicitors
CONTACT	Suite 1100, 225 – 6th Avenue SW
INFORMATION OF	Brookfield Place
PARTY FILING THIS	Calgary, Alberta T2P 1N2
DOCUMENT	Solicitors Tamela J. Coates, Q.C./Shannon L. Wray
	Telephone:	(403) 269-6900
	Fax:	(403) 269-9494
	Email:	tcoates@lawsonlundell.com
swray@lawsonlundell.com
	File Number:	30520-156599

DATE ON WHICH ORDER WAS PRONOUNCED:		April 19, 2021

NAME OF JUDGE WHO MADE THIS ORDER:		Justice L.B. Ho

LOCATION OF HEARING:		Calgary, Alberta via Webex

UPON the Originating Application (the “Originating Application”) of Shaw Communications Inc. (“Shaw” or the “Applicant”);

AND UPON reading the Originating Application, Affidavit #1 of Trevor English, Executive Vice President, Chief Financial and Corporate Development Officer of Shaw, sworn April 14, 2021 (the “English Affidavit”), and the documents referred to in the English Affidavit;

AND UPON HEARING counsel for Shaw and counsel for Rogers Communications Inc. (“Rogers”);

FOR THE PURPOSES OF THIS ORDER:

(a)

the capitalized terms not defined in this Order (the “Order”) shall have the meanings attributed to them in the draft management information circular of Shaw (the “Circular”) which is attached as Exhibit “A” to the English Affidavit;

(b)	all references to “Arrangement” used in this Order mean the arrangement as set out in the plan of arrangement which is attached as Appendix “D” to the Circular; and

(c)	all references to “Arrangement Agreement” will be to the Arrangement Agreement between Shaw and Rogers dated March 13, 2021, which Arrangement Agreement is attached as Appendix “C” to the Circular.

IT IS HEREBY ORDERED THAT:

General

1.

Shaw shall seek approval of the Arrangement as described in the Circular by the holders of the Class A Participating Shares (the “Class A Shares” and “Class A Shareholders”, respectively) and the holders of the Class B Non-Voting Participating Shares (the “Class B Shares” and “Class B Shareholders”, respectively, and, together with the Class A Shareholders, the “Shareholders”) of Shaw in the manner set forth below.

The Meeting

2.

Shaw shall call and conduct a special virtual-only meeting (the “Meeting”) of the Shareholders on or about May 20, 2021 at 10:00 a.m. Mountain Time (“MT”) via live audio webcast online using the Broadridge Investor Communications Corporation (“Broadridge”) virtual shareholder meeting platform at the web address shown in the Circular (the “Virtual Platform”), subject to any adjournment(s) or postponement(s) thereof. Shareholders will not be able to physically attend the Meeting in person.

3.

At the Meeting, the Shareholders will consider and vote upon a resolution to approve the Arrangement substantially in the form attached as Appendix “A” to the Circular (the “Arrangement Resolution”) and such other business as may properly be brought before the Meeting or any adjournment or postponement thereof, all as more particularly described in the Circular.

4.

For the Meeting, quorum in respect of Class A Shareholders shall be at least 20% of the total number of outstanding Class A Shares entitled to vote at the Meeting, whether such Class A Shareholders are present or represented by duly appointed proxy at the virtual Meeting, and quorum in respect of the Class B Shareholders shall be at least 20% of the total number of outstanding Class B Shares entitled to vote at the Meeting, whether such Class B Shareholders are present or represented by duly appointed proxy at the virtual Meeting.

5.

If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week (if a Business Day) at the same time and place and, if such is not a Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place. No notice of the adjourned meeting shall be required and, if at such adjourned meeting a quorum is not present within 30 minutes from the time set for the holding of the Meeting, the Shareholders present at the adjourned meeting in person or represented by proxy shall constitute a quorum for all purposes.

6.

Each Class A Shareholder will be entitled to one vote for each Class A Share held and each Class B Shareholder will be entitled to one vote for each Class B Share held in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. The Class A Shareholders and Class B Shareholders will vote separately, each as a class (including a simple majority of the minority vote of each class as described in paragraph 12 below).

7.

The record date for Shareholders entitled to receive notice of and vote at the Meeting, and any adjournment or postponement, shall be April 6, 2021 (the “Record Date”). Only Shareholders whose names have been entered on the register of Shareholders as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting provided that, to the extent a Shareholder transfers the ownership of any Class A Share and/or Class B Share after the Record Date and the transferee of the Class A and/or Class B Shares produces properly endorsed Share certificates or otherwise establishes ownership of such Shares and demands, no later than 10 days before the Meeting, to be included on the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Class A and/or Class B Shares at the Meeting.

8.

The Meeting shall be called, held, and conducted in accordance with the applicable provisions of the Alberta Business Corporations Act (“ABCA”), the articles and by-laws of Shaw in effect at the relevant time, the Circular, the rulings and directions of the Chair of the Meeting, this Order, and any further order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of Shaw, the terms of this Order shall govern.

Conduct of the Meeting

9.	The only persons entitled to attend at the Meeting shall be:

(a)	the Shareholders;

(b)	duly appointed proxyholders;

(c)	the officers, directors, auditors, and advisors of Shaw;

(d)	representatives and legal counsel of Shaw;

(e)	representatives and legal counsel of Rogers; and

(f)	such other persons who may receive permission of the Chair of the Meeting.

10.

Those Shareholders and duly appointed proxyholders entitled to attend, speak and/or vote, as applicable, at the Meeting and who participate at the Meeting by virtual means will be deemed to be present at the Meeting for all purposes (including quorum). The Meeting will be deemed to be held at the location of Shaw’s registered office. All votes validly submitted at the Meeting by way of the Virtual Platform shall be deemed to have been made in person at the Meeting.

11.

The right of those persons authorized to attend, speak, and/or vote (as applicable) at the Meeting shall be satisfied by Shaw making available the opportunity for such persons to participate in, submit questions, and/or vote (as applicable) at the Meeting by way of the Virtual Platform.

12.	The number of votes required to pass the Arrangement Resolution shall be:

(a)	not less than two-thirds (66 2⁄3%) of the votes cast on the Arrangement Resolution by the Class A Shareholders, voting separately as a class, present in person or by proxy at the virtual Meeting;

(b)	not less than two-thirds (66 2⁄3%) of the votes cast on the Arrangement Resolution by the Class B Shareholders, voting separately as a class, present in person or by proxy at the virtual Meeting;

(c)

a simple majority of the votes cast on the Arrangement Resolution by Class A Shareholders, voting as a separate class, present in person or by proxy at the virtual Meeting, excluding for this purpose votes attached to the Class A Shares held by the Shaw Family Shareholders and, if applicable, any other person whose vote is required to be excluded in accordance with section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”); and

(d)

a simple majority of the votes cast on the Arrangement Resolution by Class B Shareholders, voting as a separate class, present in person or by proxy at the virtual Meeting, excluding for this purpose votes attached to the Class B Shares held by the Shaw Family Shareholders and, if applicable, any other person whose vote is required to be excluded in accordance with section 8.1(2) of MI 61-101.

13.

To be valid, a proxy must be deposited with Broadridge in the manner described in the Circular. Subject to the terms of the Arrangement Agreement, Shaw may waive, in its discretion, the time limits set out in the Circular for the deposit and revocation of proxies, if the Chair of the Meeting deems it advisable to do so.

14.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

15.

Subject to the terms of the Arrangement Agreement, Shaw is authorized to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present, if applicable) and for such period or periods of time as Shaw deems advisable, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders in respect of the adjournment or postponement. Notice of such adjournment or postponement may be given by such method as Shaw determines is appropriate in the circumstances. If the Meeting is adjourned or postponed in accordance with this Order, the references to the Meeting in this Order shall be deemed to be the Meeting as adjourned or postposed, as the context allows. The Record Date will not change as a result of any adjournments or postponements of the Meeting.

Amendments to the Arrangement

16.

Shaw and Rogers are authorized to make such amendments, modifications, or supplements to the Arrangement as they may determine necessary or desirable, provided that such amendments, modifications, or supplements are made in accordance with and in the manner contemplated by the Arrangement and the Arrangement Agreement. The Arrangement so amended, modified, or supplemented shall be deemed to be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

17.

Shaw is authorized to make such amendments, modifications, or supplements (“Additional Information”) to the Circular, form of proxy (“Proxy”), Notice of the Meeting (“Notice of Meeting”), form of letter of transmittal (“Letter of Transmittal”), and notice of Originating Application (“Notice of Originating Application”) as it may determine, and Shaw may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by Shaw. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the Meeting, which change or fact, if known prior to mailing of the Circular, would have been disclosed in the Circular, then:

(a)

Shaw shall advise the Shareholders of the material change or material fact by disseminating a news release (a “News Release”) in accordance with applicable provincial securities laws and the policies of the TSX Venture Exchange, the Toronto Stock Exchange, and the New York Stock Exchange; and

(b)

provided that the News Release describes the applicable material change or material fact in reasonable detail, Shaw shall not be required to deliver an amendment to the Circular to the Shareholders or otherwise give notice to the Shareholders of the material change or material fact other than dissemination and filing of the News Release as aforesaid.

Dissent Rights

18.

The registered Shareholders as of the Record Date are, subject to the provisions of this Order and the Arrangement, accorded the right to dissent under section 191 of the ABCA with respect to the Arrangement Resolution and the right be paid the fair value of their Class A Shares and/or Class B Shares, as applicable, by Rogers in respect of which such right to dissent was validly exercised.

19.	In order for a registered Shareholder (a “Dissenting Shareholder”) to exercise such right to dissent under section 191 of the ABCA:

(a)

the Dissenting Shareholder’s written objection to the Arrangement Resolution must be received by Shaw, at 630-3rd Avenue S.W. Suite 900, Calgary, Alberta T2P 4L4, Attention Peter Johnson, Executive Vice President, Chief Legal and Regulatory Officer, with a copy to the Shaw’s corporate counsel, Davies Ward Philips & Vineberg LLP, 155 Wellington Street West, 40th Floor, Toronto, ON M5V 3J7 Attention: Vincent Mercier, not later than 5:00 p.m. MT on May 18, 2021 (or in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened);

(b)	a vote against the Arrangement Resolution, whether in person or by proxy, shall not constitute a written objection to the Arrangement Resolution as required under clause 19(a);

(c)	a Dissenting Shareholder shall not have voted his or her or its Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(d)	a Shareholder may not exercise the right to dissent in respect of only a portion of the Shareholder’s Shares, but may dissent only with respect to all of the Shares held by the Shareholder; and

(e)	the exercise of such right to dissent must otherwise comply with the requirements of section 191 of the ABCA as modified and supplemented by this Order and the Arrangement.

20.

The fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be determined as of the close of business on the last business day before the day on which the Arrangement Resolution is approved by the Shareholders and shall be paid to the Dissenting Shareholders by Rogers as contemplated by the Arrangement and this Order.

21.	Dissenting Shareholders who validly exercise their right to dissent, as set out in paragraphs 18 to 20 above, and who:

(a)

are determined to be entitled to be paid the fair value of their Shares, shall be deemed to have transferred such Shares as of the effective time of the Arrangement (the “Effective Time”), without any further act or formality and free and clear of any Liens to Rogers in exchange for the fair value of the Shares; or

(b)

are, for any reason (including, for clarity, any withdrawal by any Dissenting Shareholder of their dissent) determined not to be entitled to be paid the fair value for their Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder and such Shares will be deemed to be exchanged for the Consideration under the Arrangement, but in no event shall Shaw, Rogers, or any other person be required to recognize such Shareholders as holders of Shares after the Effective Time, and the names of such Shareholders shall be removed from the register of Shares.

22.

Subject to further order of this Court, the rights available to Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient dissent rights for the Shareholders with respect to the Arrangement Resolution.

23.

Notice to the Shareholders of their right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Circular which is to be sent to Shareholders in accordance with paragraph 24 of this Order.

Notice

24.

The Circular, substantially in the form attached as Exhibit “A” to the English Affidavit, with such amendments as Shaw’s counsel may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order or the Arrangement Agreement), and including the Notice of the Meeting, the Proxy, the Notice of Originating Application, and this Order, together with any other communications or documents determined by Shaw to be necessary or advisable (collectively, the “Meeting Materials”), shall be sent to those Shareholders who hold Class A Shares and/or Class B Shares as of the Record Date, the directors of Shaw, and the auditors of Shaw, by one or more of the following methods:

(a)	in the case of registered Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Shaw as of the Record Date, not later than 21 days prior to the Meeting;

(b)

in the case of non-registered Shareholders, by providing sufficient copies of the Meeting Materials to intermediaries, in accordance with National Instrument 54 -101 – Communication With Beneficial Owners of Securities of a Reporting Issuer; and

(c)

in the case of Shaw’s directors and auditors by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firm of auditors, as applicable, not later than 21 days prior to the date of the Meeting.

25.

The Meeting Materials, excluding the Proxy, together with any other communications or documents determined by Shaw to be necessary or advisable, shall be sent to the holders of Options, PSUs, RSUs, and DSUs of Shaw (that are not also Shareholders) by email or by any method permitted for notice to Shareholders as set forth in paragraphs 24(a) and (b) above, concurrently with the distribution described in paragraph 24 of this Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Shaw or its registrar and transfer agent at the close of business on the Record Date.

26.

Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Shareholders, Shaw’s directors and auditors, and those persons referred to in paragraph 25 of this Order (whether or not service is, technically, required) of:

(a)	the Originating Application;

(b)	this Order;

(c)	the Notice of the Meeting;

(d)	the Notice of Originating Application; and

(e)	the Circular.

Final Application

27.

Subject to further order of this Court, and provided that the Shareholders have approved the Arrangement in the manner directed by this Court and Shaw’s directors have not revoked their approval in accordance with the terms of the Arrangement Agreement, Shaw may proceed with an application for a final order of the Court approving the Arrangement (the “Final Order”) on May 25, 2021 at 2:00 p.m. MT or so soon thereafter as counsel may be heard (the “Final Order Hearing”). Subject to the Final Order and to the issuance of the proof of filing of the articles of arrangement, Shaw, the Shareholders, and all other persons affected will be bound by the Arrangement in accordance with its terms.

28.

Any Shareholder or other interested party (each an “Interested Party”) desiring to appear (virtually) and make submissions at the Final Order Hearing is required to file with the Court and serve upon Shaw on or before 5:00 p.m. MT on May 20, 2021, a notice of intention to appear (“Notice of Intention to Appear”), including the Interested Party’s address for service (including an email address, if the Interested Party has one, for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application for Final Order or make submissions at the Final Order Hearing, together with a summary of the position such Interested Party intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service of a Notice of Intention to Appear on Shaw shall be effected by service upon the litigation counsel of Shaw as follows:

Lawson Lundell LLP

Suite 1100, 225-6th Ave., S.W.

Brookfield Place,

Calgary, AB T2P 1N2.

Email: tcoates@lawsonlundell.com

Attention: Tamela J. Coates, Q.C.

29.

In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 28 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

30.	Shaw is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

Court Filed Documents

31.

A signed copy of this Order shall be sufficient to provide with the Circular and other Meeting Materials, as directed herein, even if it does not yet bear a filing stamp from the Court of Queen’s Bench of Alberta.

(signed) “Justice L.B. Ho”
Justice of the Court of Queen’s
Bench of Alberta

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

ROGERS COMMUNICATIONS INC.

– and –

SHAW COMMUNICATIONS INC.

March 13, 2021

ARTICLE 1 INTERPRETATION		C-5

1.1	Defined Terms	C-5
1.2	Certain Rules of Interpretation	C-17
1.3	Outside Date	C-19
1.4	Schedules	C-19
1.5	Company Disclosure Letter	C-19

ARTICLE 2 THE ARRANGEMENT		C-19

2.1	Arrangement	C-19
2.2	Interim Order	C-19
2.3	The Company Meeting	C-20
2.4	The Company Circular	C-21
2.5	Final Order	C-22
2.6	Court Proceedings	C-22
2.7	Company Equity Awards	C-22
2.8	Employee Share Purchase Program	C-23
2.9	Articles of Arrangement and Effective Date	C-23
2.10	Payment of Consideration	C-23
2.11	Withholding Taxes	C-23
2.12	Adjustment of Consideration	C-23
2.13	Taxation of Company Options	C-24

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		C-24

3.1	Representations and Warranties of the Company	C-24
3.2	Representations and Warranties of the Purchaser	C-24

ARTICLE 4 COVENANTS		C-24

4.1	Conduct of Business of the Company	C-24
4.2	Conduct of the Business of the Purchaser	C-28
4.3	Covenants of the Company Relating to the Arrangement	C-28
4.4	Covenants of the Purchaser Relating to the Arrangement	C-29
4.5	Regulatory Approvals	C-30
4.6	Access to Information; Confidentiality	C-31
4.7	Pre-Acquisition Reorganization	C-32
4.8	Company Preferred Shares	C-33
4.9	Tax Matters	C-33
4.10	Public Communications	C-33
4.11	Notice and Cure Provisions	C-34
4.12	Employee Matters	C-34
4.13	Insurance and Indemnification	C-34
4.14	Exchange Delisting	C-35
4.15	Purchaser Debt Financing	C-35
4.16	Financing Assistance	C-37

ARTICLE 5 ADDITIONAL COVENANTS REGARDING NON-SOLICITATION		C-39

5.1	Non-Solicitation	C-39
5.2	Notification of Acquisition Proposals	C-40
5.3	Responding to an Acquisition Proposal	C-40
5.4	Right to Match	C-41
5.5	Breach by Subsidiaries and Representatives	C-41

ARTICLE 6 CONDITIONS		C-42

6.1	Mutual Conditions Precedent	C-42
6.2	Additional Conditions Precedent to the Obligations of the Purchaser	C-42
6.3	Additional Conditions Precedent to the Obligations of the Company	C-42
6.4	Satisfaction of Conditions	C-43

ARTICLE 7 TERM AND TERMINATION		C-43

7.1	Term	C-43
7.2	Termination	C-43
7.3	Effect of Termination/Survival	C-44

ARTICLE 8 GENERAL PROVISIONS		C-44

8.1	Amendments	C-44
8.2	Termination Amounts	C-45
8.3	Expenses	C-46
8.4	Notices	C-46
8.5	Time of the Essence	C-47
8.6	Third Party Beneficiaries	C-47
8.7	Equitable Remedies	C-48
8.8	Waiver	C-48
8.9	Entire Agreement	C-48
8.10	Successors and Assigns	C-48
8.11	Severability	C-49
8.12	Governing Law	C-49
8.13	Further Assurances	C-49
8.14	Rules of Construction	C-49
8.15	No Liability	C-49
8.16	Language	C-49
8.17	Counterparts	C-49

Schedule A Plan of Arrangement		C-51
Schedule B Arrangement Resolution		C-60
Schedule C Representations and Warranties of the Company		C-61
Schedule D Representations and Warranties of the Purchaser		C-70

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of the 13th day of March, 2021,

AMONG:

ROGERS COMMUNICATIONS INC.,

a corporation existing under the laws of the

Province of British Columbia

(the “Purchaser”)

- and -

SHAW COMMUNICATIONS INC.,

a corporation existing under the laws of the

Province of Alberta

(the “Company”)

WHEREAS the Purchaser wishes to acquire all of the issued and outstanding Company Participating Shares in exchange for the Arrangement Consideration;

AND WHEREAS the Special Committee, after receiving financial and legal advice, has unanimously determined that the Arrangement is fair and reasonable to the Company Participating Shareholders (other than the Shaw Family Shareholders) and in the best interests of the Company and recommended to the Company Board that the Company Board (a) approve this Agreement and the Arrangement, and (b) recommend that the Company Participating Shareholders (other than the Shaw Family Shareholders) vote in favour of the Arrangement;

AND WHEREAS the Company Board, after receiving financial and legal advice, has unanimously (subject to abstentions of any conflicted director) determined that the Arrangement is fair and reasonable to the Company Participating Shareholders (other than the Shaw Family Shareholders) and in the best interests of the Company, and has resolved to recommend that the Company Participating Shareholders (other than the Shaw Family Shareholders) vote in favour of the Arrangement;

AND WHEREAS the Parties intend to carry out the transactions contemplated herein by way of a plan of arrangement under the provisions of the Business Corporations Act (Alberta);

AND WHEREAS the Purchaser has entered into support and voting agreements with (a) all of the directors of the Company and members of Senior Management, and (b) the Controlling Shareholder, pursuant to which, among other things, such Persons have agreed to vote all of the Company Participating Shares held by them in favour of the Arrangement, on the terms and subject to the conditions set forth therein;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the t ransactions herein provided for;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and value consideration (the receipt and sufficient of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Defined Terms

As used in this Agreement, the following terms have the following meanings:

“ABCA” means the Business Corporations Act (Alberta) and the regulations made thereunder.

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement between the Company and a third party other than the Purchaser on customary terms that are no less favorable in the aggregate to the Company (in its capacity as “Discloser” under the Confidentiality Agreement) than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any inquiry, proposal or offer (whether written or oral) made on or after the date of this Agreement from any Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62 -104 – Take-Over Bids and Issuer Bids) other than the Purchaser or one or more of its affiliates, relating to:

(a)

any direct or indirect sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions involving: (i) 20% or more of any class of voting or equity securities of the Company (including securities convertible into or exercisable or exchangeable for voting or equity securities); or (ii) assets (including shares of Subsidiaries of the Company) representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue, of the Company and its Subsidiaries (based on the most recent annual consolidated financial statements of the Company filed as part of the Company Filings);

(b)

any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction, in a single transaction or a series of related transactions, that, if consummated, would result in such Person or group of Persons beneficially owning, or exercising control or direction over, 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries whose assets represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of the Company and its Subsidiaries (based on the most recent annual consolidated financial statements of the Company filed as part of the Company Filings);

(c)

any arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up, exclusive license or similar transaction, in a single transaction or a series of related transactions, involving the Company or any of its Subsidiaries whose assets represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of the Company and its Subsidiaries (based on the most recent annual consolidated financial statements of the Company filed as part of the Company Filings); or

(d)	any other similar transaction or series of related transactions involving the Company or any of its Subsidiaries.

“affiliate” has the meaning specified in Section 1.2(k).

“Agreement” means this arrangement agreement, including all schedules annexed hereto, including, for greater certainty, the Company Disclosure Letter, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Alternative Consideration” has the meaning specified in Section 8.2(f).

“Alternative Financing” has the meaning specified in Section 4.15(f).

“AR Securitization Program” means a series of related sales, assignments, transfers or other dispositions of accounts receivable and related assets made by or on behalf of the Company in the course of an accounts receivable securitization program, as such program may be amended, supplemented, restated or otherwise replaced from time to time.

“Arrangement” means an arrangement under section 193 of the ABCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in either the Interim Order or the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Consideration” means the consideration to be received by the Company Participating Shareholders pursuant to the Plan of Arrangement consisting of (in each case, subject to adjustment in the manner and in the circumstances contemplated in Section 2.12 of the Agreement):

(a)	$40.50 in cash per Class A Share (other than Class A Shares held by each Shaw Family Shareholder);

(b)	the amount of cash and the number of Purchaser Shares per Class A Share held directly or indirectly by each Shaw Family Shareholder as set forth in the Plan of Arrangement;

(c)	$40.50 in cash per Class B Share (other than Class B Shares held by each Shaw Family Shareholder); and

(d)	the amount of cash and the number of Purchaser Shares per Class B Share held directly or indirectly by each Shaw Family Shareholder as set forth in the Plan of Arrangement.

“Arrangement Consideration Shares” means the Purchaser Shares to be issued to the Shaw Family Shareholders as consideration pursuant to the Arrangement.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Company Participating Shareholders, substantially in the form of Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by section 193(10)(b) of the ABCA to be sent to the Registrar after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means, with respect to any Person, any Order, permit, approval, consent, waiver, license or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Base Premium” has the meaning specified in Section 4.13(a).

“Broadcasting Legislation” mean the Broadcasting Act (Canada) and all orders, decisions, notices, policies, circulars and binding guidelines issued thereunder or pursuant thereto.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta, Toronto, Ontario or New York, New York.

“Canadian Securities Authorities” means the Alberta Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.

“Canadian Securities Laws” means the Securities Act (Alberta) and any other applicable Canadian provincial and territorial securities Laws, rules and regulations and published policies thereunder.

“CASL” means, collectively, An Act to Promote the Efficiency and Adaptability of the Canadian Economy by Regulating Certain Activities that Discourage Reliance on Electronic Means of Carrying out Commercial Activities, and to Amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada), the Electronic Commerce Protection Regulations (CRTC), the Electronic Commerce Protection Regulations (Industry Canada), the practice guidelines, bulletins and enforcement advisories issued by the CRTC and all similar Laws in other jurisdictions.

“Certificate of Arrangement” means the certificate or proof of filing to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement.

“Change in Recommendation” has the meaning specified in Section 7.2(a)(iv)(B).

“Class A Shareholders” means the registered and/or beneficial holders of the Class A Shares, as the context requires.

“Class A Shares” means the Class A Participating Shares in the capital of the Company.

“Class B Shareholders” means the registered and/or beneficial holders of the Class B Shares, as the context requires.

“Class B Shares” means the Class B Non-Voting Participating Shares in the capital of the Company.

“Class 1 Preferred Shares” means the Class 1 Preferred Shares, issuable in series, in the capital of the Company.

“Class 2 Preferred Shares” means the Class 2 Preferred Shares, issuable in series, in the capital of the Company.

“Closing” has the meaning specified in Section 2.9(b).

“Collective Agreements” means all collective bargaining agreements and union agreements, employee association agreements or similar Contracts applicable to the Company and/or any of its Subsidiaries as at the date of this Agreement which impose any obligations upon the Company and/or any of its Subsidiaries with respect to any Company Employee.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act or any Person duly authorized to exercise the powers of the Commissioner of Competition.

“Company” has the meaning specified in the preamble.

“Company Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) owned, leased or otherwise used or held by the Company and its Subsidiaries.

“Company Board” means the board of directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning specified in Section 2.4(a).

“Company Budget” means, in respect of the 2021 fiscal year, the annual budget of the Company attached as Schedule 4.1(b) of the Company Disclosure Letter and, in respect of the 2022 fiscal year, the annual forecast of the Company attached as Schedule 4.1(b) of the Company Disclosure Letter.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to, among others, the Company Participating Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Credit Facility” means the second amended and restated credit agreement dated January 17, 2012 between, among others, the Company, as borrower, the banks and other financial institutions parties thereto, as lenders, and The Toronto-Dominion Bank, as administration agent, as amended by the first amendment to second amended and restated agreement dated as of December 22, 2014, the second amendment to second amended and restated credit agreement dated as of February 11, 2016, the third amendment to second amended and restated credit agreement dated as of December 15, 2016, the fourth amendment to second amended and restated credit agreement dated as of November 21, 2018 and the fifth amendment to second amended and restated credit agreement dated as of November 21, 2019, and as further amended, restated, supplemented or otherwise modified from time to time.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement, including all schedules, exhibits and appendices thereto, delivered by the Company to the Purchaser with this Agreement.

“Company DSU Plan” means the Director Deferred Share Unit Plan of the Company, as described in the Company Filings.

“Company DSUs” means the outstanding deferred share units issued pursuant to the Company DSU Plan.

“Company Employees” means all officers and employees of the Company and its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees.

“Company Equity Awards” means the Company Options, Company RSUs, Company PSUs and Company DSUs issued pursuant to the Company Stock Option Plan, the Company RSU/PSU Plan and the Company DSU Plan, as applicable.

“Company Filings” means all forms, reports, schedules, statements and other documents which are publicly filed or furnished by the Company pursuant to applicable Canadian Securities Laws or the U.S. Exchange Act since August 31, 2019.

“Company Meeting” means the special meeting of Company Participating Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

“Company Options” means the outstanding options to purchase Class B Shares issued pursuant to the Company Stock Option Plan.

“Company Participating Shareholders” means, collectively, the Class A Shareholders and the Class B Shareholders.

“Company Participating Shares” means, collectively, the Class A Shares and the Class B Shares.

“Company Permitted Dividends” means: (a) in respect of the Class A Shares, regular monthly dividends not in excess of $0.098542 in cash per Class A Share per month; (b) in respect of the Class B Shares, regular monthly dividends not in excess of $0.09875 in cash per Class B Share per month; in each case payable monthly with a record date of the 15th day of each month (or if the 15th day of the month falls on a day that is not a Business Day, then the Business Day immediately preceding such day) occurring on or after the date of this Agreement and prior to the Effective Date; and (c) in respect of the Company Preferred Shares, regular quarterly dividends payable on the Company Preferred Shares in accordance with their respective terms as set out in the Company’s Constating Documents, in each case payable quarterly with a record date on the 15th day of each of March, June, September and December (or if the 15th day of such month falls on a day that is not a Business Day, then the Business Day immediately preceding such day) occurring on or after the date of this Agreement and prior to the Effective Date.

“Company Preferred Series A Shares” means the Class 2 Preferred Shares designated as “Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A”, as constituted on the date hereof.

“Company Preferred Series B Shares” means the Class 2 Preferred Shares designated as “Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B”, as constituted on the date hereof.

“Company Preferred Shareholders” means the registered and/or beneficial holders of the Company Preferred Shares, as the context requires.

“Company Preferred Shares” means, collectively, the Company Preferred Series A Shares and the Company Preferred Series B Shares.

“Company PSUs” means the outstanding performance share units issued pursuant to the Company RSU/PSU Plan.

“Company RSU/PSU Plan” means the Amended and Restated Plan for Restricted Share Units and Performance Share Units of the Company, as described in the Company Filings.

“Company RSUs” means the outstanding restricted share units issued pursuant to the Company RSU/PSU Plan.

“Company Senior Notes” means, collectively, the Company’s (a) 3.80% senior unsecured notes due 2023, (b) 4.35% senior unsecured notes due 2024, (c) 3.80% senior unsecured notes due 2027, (d) 4.40% senior unsecured notes due 2028; (e) 3.30% senior unsecured notes due 2029, (f) 2.90% senior unsecured notes due 2030, (g) 6.75% senior unsecured notes due 2039, and (h) 4.25% senior unsecured notes due 2049.

“Company Shareholders” means, collectively, the Company Participating Shareholders and the Company Preferred Shareholders.

“Company Shares” means, collectively, the Class A Shares, the Class B Shares and the Company Preferred Shares.

“Company Stock Option Plan” means the Stock Option Plan of the Company, as described in the Company Filings.

“Competition Act” means the Competition Act (Canada).

“Competition Act Clearance” means (i) either the applicable waiting period under section 123 of the Competition Act shall have expired or been waived, or a waiver under subsection 113(c) of the Competition Act shall have been issued by the Commissioner of Competition, and (ii) any applicable waiting period under a Timing Agreement shall have expired or been earlier terminated.

“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada).

“Compliance Requirements” means, with respect to any Required Financing Information, that: (a) such Required Financing Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary to make such information not misleading under the circumstances in which it was provided; (b) the Company’s auditors have not withdrawn, or advised the Company in writing that they intend to withdraw, any audit opinion on any of the audited financial statements contained in such Required Financing Information; (c) the Company has not determined to restate any financial statements included in such Required Financing Information or announced its intention to make any such restatement (it being understood such information will be compliant in respect of this clause (c) if and when such restatement is completed or the Company has determined no such restatement is required); (d) such Required Financing Information is, and remains through the Marketing Period, compliant in all material respects with all applicable requirements therefor under (i) Canadian Securities Laws applicable to the form and content of a short form prospectus to qualify the public offering of those securities (including requirements for the audit or review, as applicable, of financial statements by the Company’s auditor) and, if applicable (ii) U.S. Securities Laws applicable to the form and content of a registration statement on Form F-10 to register the public offering of those securities and (e) the financial statements of the Company included in such Required Financing Information that are available to Purchaser on the first day of the Marketing Period are, on each day during the Marketing Period, not required to be updated under applicable Canadian Securities Laws or U. S. Securities Laws in order to be sufficiently current to permit (a) a registration statement on Form F-10 to finance an acquisition of the Company using such financial statements to be declared effective by the SEC and (b) the Company’s independent public accountants to issue a customary “comfort letter” to the Debt Financing Sources to the extent required as part of the debt financing contemplated by the Debt Commitment Letter, including as to negative assurances and change period, and in order to consummate any Financing on any day during the Marketing Period (and such accountants have confirmed they are prepared to issue a comfort letter subject to their completion of customary procedures).

“Confidentiality Agreement” means the confidentiality agreement dated March 2, 2021 between the Company and the Purchaser.

“Constating Documents” means articles of incorporation, amalgamation, arrangement or continuation, partnership agreements, unanimous shareholders agreements, by-laws (or equivalent documents) and all amendments to such articles, partnership agreements, unanimous shareholders agreements or by-laws (or equivalent documents).

“Contract” means any written or oral legally binding agreement, commitment, engagement, contract, franchise, licence, lease, sublease, occupancy agreement, obligation, indenture, mortgage, arrangement or undertaking, together with any amendments and modifications thereto, to which any Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject.

“Controlling Shareholder” means the Shaw Family Living Trust, a trust existing under the laws of the Province of Alberta, by its trustee, SFLTCo Ltd.

“Controlling Shareholder Voting Support Agreement” means the voting support agreement dated the date hereof between the Purchaser and the Controlling Shareholder, pursuant to which the Controlling Shareholder has agreed to vote in favour of the Arrangement subject only to the limited exceptions set forth therein.

“Corrupt Practices Legislation” has the meaning specified in paragraph 35 of Schedule C.

“Court” means the Court of Queen’s Bench of Alberta, or other court as applicable.

“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.

“COVID-19 Measures” means commercially reasonable actions for a Party or any of its Subsidiaries to take or refrain from taking in the operation of their business as a result of COVID-19 in order to comply with the provisions of any health, quarantine, social distancing, shutdown, safety or similar Law or guideline promulgated by any Governmental Entity in connection with COVID-19.

“CRTC” means the Canadian Radio-television and Telecommunications Commission or any successor body thereto.

“CRTC Approval” means the receipt of all approvals from the CRTC required under the Broadcasting Act (Canada) and regulations thereunder in connection with the transactions contemplated by this Agreement.

“D&O Support and Voting Agreements” means the support and voting agreements dated the date hereof between the Purchaser, on the one hand, and each of the directors of the Company and members of Senior Management, on the other hand.

“Data Room” means the material contained in the virtual data rooms established by the Company, as at 5:00 p.m. (Toronto time) on March 13, 2021, the index of documents of which is appended to the Company Disclosure Letter.

“Debt Commitment Letter” means the executed commitment letter dated the date hereof, including all related exhibits, schedules, annexes, supplements and term sheets attached thereto, and the related fee letter, in each case, as amended, restated, supplemented, replaced and/or modified in accordance with the terms hereof, to the extent permitted hereunder.

“Debt Financing” means the financing contemplated under the Debt Commitment Letter or the Debt Financing Documents, in each case the proceeds of which may be used by the Purchaser to satisfy the aggregate Arrangement Consideration payable under the terms of the Plan of Arrangement.

“Debt Financing Documents” means the definitive documentation with respect to the Debt Financing on the respective terms and conditions (including the “market flex” provisions) contained in the Debt Commitment Letter or on other terms that, with respect to conditionality, are not materially less favourable to the Purchaser.

“Debt Financing Sources” means the Persons that at any time have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing (or any Substitute Financings or Alternative Financings) in connection with the Arrangement, including the parties to any Debt Commitment Letters, Debt Financing Documents or other commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into or relating to any Debt Financing (and any definitive documentation related thereto) and any arrangers, administrative agents or other agents or lenders in connection with the Debt Financing, together with, in each case, their respective Affiliates, and their, and their respective Affiliates’, officers, directors, employees, agents, stockholders, partners (general or limited), managers members, controlling parties, Representatives, funding sources and other representatives of each of the foregoing, and their respective successors and assigns.

“Depositary” means such Person as the Company may appoint to act as depositary in respect of the Arrangement, with the approval of the Purchaser, acting reasonably.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DRIP” means the dividend reinvestment plan of the Company, as described in the Company Filings.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Employee Plans” means all health, welfare, retiree benefit, supplemental unemployment benefit, fringe benefits, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, death benefits, termination, retention, change in control, severance share purchase, share compensation or any other share or equity-based compensation, disability, pension, retirement or supplemental retirement plans and other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any of its Subsidiaries, Company Employees or former Company Employees, or any dependants or beneficiaries of such directors, Company Employees or former Company Employees, registered, unregistered, funded or unfunded, which are maintained by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability or obligations; provided that, notwithstanding the foregoing, “Employee Plans” shall not include any Statutory Plans.

“Employee Share Purchase Program” means the employee share purchase plan of the Company and participating affiliates, as described in the Company Filings made prior to the date hereof.

“Environmental Laws” means all Laws relating to worker health and safety, pollution, protection of the natural environment or any species that might make use of it or the generation, production, import, export, use, storage, treatment, transportation, disposal or Release of Hazardous Substances, including under common law, and all Authorizations issued pursuant to such Laws.

“ERP” means the Executive Retirement Plan of the Company, as amended and restated effective as of January 1, 2021.

“executive officer” has the meaning specified in National Instrument 51-102 – Continuous Disclosure Obligations.

“Fairness Opinions” means a written opinion of each of the Financial Advisors to the effect that, as of the date of such opinion the Arrangement Consideration to be received by Company Participating Shareholders (other than the Shaw Family Shareholders) is fair, from a financial point of view, to such holders.

“Final Order” means the final order of the Court made pursuant to section 193 of the ABCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisors” means TD Securities Inc. and CIBC World Markets Inc.

“Financing” has the meaning specified in Section 4.16(a).

“Financing Materials” has the meaning specified in Section 4.16(a)(ii).

“Financing Sources” has the meaning specified in Section 4.16(a)(i).

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral or adjudicative body, commission, board, bureau, commissioner, ministry, governor-in-council, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange (including the TSX, TSXV and NYSE).

“Hazardous Substances” means any substance that is (a) defined, regulated or prohibited or (b) classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant, under or pursuant to any applicable Environmental Laws.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board that are applicable to public issuers in Canada.

“Indebtedness” means, with respect to any Person, without duplication: (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all capitalized leases or purchase money obligations of such Person; (d) all monetary obligations of such Person owing under Swap Contracts or similar financial instruments (which amount shall be calculated based on the amount that would be payable by such Person if the relevant Contract or instrument were terminated on the date of determination); (e) all current liabilities in respect of the Company’s AR Securitization Program; (f) all guarantees, indemnities or financial assistance of, or in respect of, any Indebtedness of any other Person; and (g) all reimbursement obligations with respect to letters of credit and letters of guarantee; and all obligations in respect of bankers’ acceptances.

“Indemnified Persons” has the meaning specified in Section 4.13.

“Information Sharing Procedures” means the procedures relating to the treatment of “Evaluation Material” (as such term is defined in the Confidentiality Agreement) contemplated by section 1(b) of the Confidentiality Agreement.

“Intellectual Property” means domestic and foreign: (a) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations—in-part of patents or patent applications; (b) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (c) copyrights, copyright registrations and applications for copyright registration; (d) mask works, mask work registrations and applications for mask work registrations; (e) designs, design registrations, design registration applications and integrated circuit topographies; (f) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (g) Software; and (h) any other intellectual property and industrial property.

“Interim Order” means the interim order of the Court made pursuant to section 193 of the ABCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“ISED Approval” means the receipt of all approvals required from ISED Canada for the transfer or deemed transfer of the ISED Licenses in connection with the transactions contemplated hereby.

“ISED Canada” means the Minister of Innovation, Science and Industry acting in accordance with the powers and discretion accorded to the Minister under the Radiocommunication Act (Canada) and where the context so requires, his designees at Innovation, Science and Economic Development Canada.

“ISED Licenses” means those radio or spectrum licenses issued by ISED Canada pursuant to the Radiocommunication Act (Canada) to the Company or its Subsidiaries which contain, as a condition of such license, the requirement to seek the prior approval of ISED Canada to a transfer or a deemed transfer of such license as a result of a change of control of the Company, which include the licenses set forth in Schedule 1.1 of the Company Disclosure Letter.

“JDA” means the Joint Defence Privilege Agreement dated February 16, 2021 between, among others, the Company and the Purchaser.

“Key Regulatory Approvals” means, collectively, the Competition Act Clearance, the CRTC Approval and the ISED Approval.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, decision, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities (including, for certainty, Canadian Securities Laws and U.S. Securities Laws), and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Leased Premises” means all real property that is leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries pursuant to a Real Property Lease.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), or adverse right or claim, or other third party interest or encumbrance in property (real or personal) of any kind, in each case, howsoever created or arising, whether fixed or floating, perfected or not, contingent or absolute.

“Marketing Period” means, if the Purchaser has given written notice to the Company that it requires a Marketing Period, the period of up to ten consecutive Business Days (or such shorter period as is necessary to ensure the Effective Time occurs on or prior to the Outside Date, including in the circumstances specified in the provisos below) following the date on which all conditions precedent to closing for the benefit of the Purchaser (excluding conditions that, by their terms, cannot be satisfied until the Effective Time) shall have been satisfied or waived and the Purchaser shall have received the Required Financing Information; provided that if the Compliance Requirements at any time fail to be satisfied during the Marketing Period, then the Marketing Period will not be deemed to have commenced and the Marketing Period will only commence when the Compliance Requirements are again satisfied and provided further that (i) the following days shall not be considered Business Days for the purposes of this definition: July 1, 2021, July 2, 2021, July 5, 2021, November 24, 2021 and November 26, 2021, (ii) if the Marketing Period shall not have been completed on or prior to August 13, 2021, then it shall not commence prior to September 7, 2021 and (iii) if the Marketing Period shall not have been completed on or prior to December 17, 2021, then it shall not commence prior to January 3, 2022.

“Matching Period” has the meaning specified in Section 5.4(a)(v).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts, or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, event or development generally affecting the industries or segments in which the Company and its Subsidiaries operate or carry on their business;

(b)

any change or development in currency exchange, interest or inflation rates or in general economic, business, regulatory, political or market conditions or in financial, securities or capital markets in Canada, the United States or in global financial or capital markets;

(c)

any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster, or the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

(d)	any general outbreak of illness, pandemic (including COVID-19), epidemic or similar event or the worsening thereof;

(e)

any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of Law by any Governmental Entity, including any appeal, review and variation of or other decision or action of any Governmental Entity in connection with Telecom Order 2019-288 issued by the CRTC, Telecom Notice of Consultation 2019-57 issued by the CRTC, or the implementation of the recommendations of the Final Report of the Broadcasting and Telecommunications Legislative Review of ISED Canada and the Department of Canadian Heritage, or any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Company and its Subsidiaries conduct their business;

(f)

any change in the market price or trading volume of any securities of the Company (provided, however, that the causes underlying such change may be considered to determine whether such change constitutes a Material Adverse Effect unless otherwise excluded by clauses (a) through (i)), or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade;

(g)

the failure of the Company to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Material Adverse Effect unless otherwise excluded by clauses (a) through (i));

(h)	any matter expressly disclosed in the Company Disclosure Letter or in the Company Filings prior to the date hereof;

(i)

the announcement, execution or implementation of this Agreement or the transactions contemplated hereby, including (i) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of its current or prospective employees, customers, clients, shareholders, financing sources, distributors (including broadcasting distribution undertakings), suppliers, licensors (including programming licensors), counterparties, regulators, insurance underwriters, or partners, or (ii) the inability of the Company to participate in any auction for wireless spectrum; or

(j)

any action taken (or omitted to be taken) by the Company or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to (i) this Agreement or that is consented to by the Purchaser in writing, or (ii) applicable Law (including COVID-19 Measures), provided, however, (i) if any change, event, occurrence, effect, state of facts, or circumstance referred to in clauses (a) through to and including (c) above has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Company or any of its Subsidiaries operate, such effect may be taken into account in determining whether a Material Adverse Effect has occurred (in which case only the incremental disproportionate effect may be taken into account in determining whether a Material Adverse Effect has occurred); and (ii) that references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“Material Contract” means any Contract:

(a)	which, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(b)	providing for the establishment, investment in, organization or formation of any material joint venture, co-ownership, partnership, alliance, revenue sharing or similar arrangements;

(c)

relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money (in each case whether incurred, assumed, guaranteed or secured by any asset) in excess of $50,000,000, excluding guarantees or intercompany liabilities or obligations between two or more wholly—owned Subsidiaries of the Company or between the Company and one or more of its wholly-owned Subsidiaries;

(d)	restricting the payment of dividends or other distributions by the Company or any of its Subsidiaries;

(e)

that (i) limits or restricts in any material respect the ability of the Company or any Subsidiary to engage in any line of business or carry on business in any geographic area or the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services, (ii) contains any material exclusivity or similar provision, or (iii) grants a third party a “most favoured nation” right or a right of first offer or refusal in respect of material Company Assets;

(f)

under which the Company or any of its Subsidiaries have made, reasonably expect to make or is obligated to make or has received or reasonably expects to receive payments in excess of $50,000,000 over the remaining term of such Contract;

(g)	providing for any material Swap and any material document governing the AR Securitization Program or entered into in connection therewith;

(h)	that is a Collective Agreement;

(i)	that is a material satellite transponder lease;

(j)	that is a material wireless network arrangement agreement; and

(k)

any Contract (other than Contracts referred to in (a) through (j) above) that is still in force and which has been or would be required by Canadian Securities Laws or U.S. Securities Laws to be filed by the Company with the Canadian Securities Authorities or SEC.

“Material Subsidiaries” has the meaning specified in paragraph 8(c) of Schedule C.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“Money Laundering Laws” has the meaning specified in paragraph 36 of Schedule C.

“No-Action Letter” means a communication in writing from the Commissioner of Competition advising that he or she does not, at that time, intend to make an application to the Competition Tribunal under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

“Notice” has the meaning specified in Section 8.4.

“NYSE” means the New York Stock Exchange.

“officer” has the meaning specified in the Securities Act (Alberta).

“Orders” means all applicable judgments, orders, writs, injunctions, rulings, decisions, assessments and binding directives, protocols, policies and guidelines having the force of law rendered by any Governmental Entity.

“Ordinary Course” means, with respect to an action taken by the Company or its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of the Company or such Subsidiary, including any commercially reasonable deviations therefrom taken in good faith by the Company as a result of or in response to natural disasters, calamities, emergencies, crises and any COVID-19 Measures.

“Outside Date” means March 15, 2022, subject to automatic adjustment in accordance with this Agreement, or such later date as may be agreed in writing by the Parties; provided however that if the Outside Date shall occur on a day that is not a Business Day, the Outside Date shall be deemed to occur on the next Business Day.

“Owned Real Property” means the real property owned by the Company or any of its Subsidiaries, together with all buildings, structures, improvements, and appurtenances thereon and thereto.

“Parties” means, collectively, the Company and the Purchaser, and “Party” means any one of them.

“Partnership” has the meaning specified in paragraph 8(d) of Schedule C.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)

Liens or deposits for Taxes or charges for electricity, gas, power, water and other utilities which are not yet due or delinquent or which are being contested in good faith by appropriate proceedings and in respect of which the applicable Governmental Entities are prevented from taking collection action during the valid contest of such amounts;

(b)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets, provided that such Liens are related to obligations not yet due or delinquent, are not registered against title to any Company Assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)

municipal by-laws, regulations, ordinances, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property imposed by any Governmental Entity having jurisdiction over real property;

(d)

customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities in which the Company or any of its Subsidiaries conduct their business, provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights (i) were not incurred in connection with any indebtedness, and (ii) do not, individually or in the aggregate, have a material adverse effect on the value or materially impair or add material cost to the use of the subject property;

(e)

agreements affecting real property with any public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets in the Ordinary Course, but only to the extent those Liens relate to costs and expenses for which payment is not yet due or delinquent;

(f)

any minor encroachments by any structure located on the Real Property onto any adjoining lands and any minor encroachment by any structure located on adjoining lands onto the Real Property that do not materially adversely impact the use in the Ordinary Course of the Company Assets affected thereby as they are being used on the date of this Agreement;

(g)

easements, rights of way, restrictions, restrictive covenants, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, that do not materially adversely impact the use in the Ordinary Course of the Company Assets affected thereby as they are being used on the date of this Agreement;

(h)

any reservations, exceptions, limitations, provisos and conditions contained in the original Crown grant or patent (including, without limitation, the reservation of any mines and minerals in the Crown or in any other Person), as same may be varied by statute;

(i)

any Liens (i) pursuant to capitalized leases or purchase money obligations of such Person permitted in accordance with Section 4.1(b)(xiii) in the Ordinary Course; (ii) pursuant to any conditional sales agreement, leases for equipment, vehicles or any other personal property and assets in or over the property and assets so purchased or leased in the Ordinary Course; (iii) registered, as of the date hereof, against the Company Assets in a public personal property registry, or similar registry systems; or (iv) registered as of the date hereof against title to the Real Property comprising Company Assets in the applicable land registry offices (other than Liens granted in connection with Indebtedness);

(j)

minor imperfections or irregularities of title to Real Property that do not, individually or in the aggregate, materially detract from the value or materially adversely impact the use of the Real Property in the Ordinary Course of the Company Assets affected thereby as they are being used on the date of this Agreement; and

(k)	Liens listed and described in Schedule 1.1(b) of the Company Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, trust, organization, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” means any information that is subject to any Privacy Law or capable of being associated with a legal Person (in jurisdictions where legal persons have the benefit of, or are protected by, Privacy Laws) or with an individual consumer or device, including information that identifies, or could be combined with other information to identify a device or natural person, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, any religious or political view or affiliation, marital or other status, photograph, face geometry or biometric information, and any other data used or intended to be used to identify, contact or precisely locate an individual. “Personal Information” includes information in any form, including paper, electronic and other forms.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations thereto made in accordance with Section 8.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.7.

“Privacy Laws” means any applicable Law that governs the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information and any such law governing data breach notification, in any jurisdiction in which the Company or any of its Subsidiaries provides services, including, the Personal Information Privacy and Electronic Documents Act (Canada), the CASL, and any published interpretation and guidance issued by any Governmental Entity.

“Preferred Share Redemption” has the meaning specified in Section 4.8.

“Purchaser” has the meaning specified in the preamble.

“Purchaser Board” means the board of directors of the Purchaser as constituted from time to time.

“Purchaser Filings” means all forms, reports, schedules, statements and other documents which are publicly filed or furnished by the Purchaser pursuant to applicable Canadian Securities Laws or the U.S. Exchange Act since January 1, 2020.

“Purchaser Material Adverse Effect” means any change, event, occurrence, effect, state of facts, or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Purchaser and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, event or development generally affecting the industries or segments in which the Purchaser and its Subsidiaries operate or carry on their business;

(b)

any change or development in currency exchange, interest or inflation rates or in general economic, business, regulatory, political or market conditions or in financial, securities or capital markets in Canada, the United States or in global financial or capital markets;

(c)

any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster, or the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

(d)	any general outbreak of illness, pandemic (including COVID-19), epidemic or similar event or the worsening thereof;

(e)

any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of Law by any Governmental Entity, including any appeal, review and variation of or other decision or action of any Governmental Entity in connection with Telecom Order 2019-288 issued by the CRTC, Telecom Notice of Consultation 2019-57 issued by the CRTC, or the implementation of the recommendations of the Final Report of the Broadcasting and Telecommunications Legislative Review of ISED Canada and the Department of Canadian Heritage, or any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Purchaser and its Subsidiaries conduct their business;

(f)

any change in the market price or trading volume of any securities of the Purchaser (provided, however, that the causes underlying such change may be considered to determine whether such change constitutes a Purchaser Material Adverse Effect unless otherwise excluded by clauses (a) through (i)), or any suspension of trading in securities generally on any securities exchange on which any securities of the Purchaser trade;

(g)

the failure of the Purchaser to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Purchaser Material Adverse Effect unless otherwise excluded by clauses (a) through (i));

(h)	any matter expressly disclosed in the Purchaser Filings prior to the date hereof;

(i)

the announcement, execution or implementation of this Agreement or the transactions contemplated hereby, including (i) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Purchaser or any of its Subsidiaries with any of its current or prospective employees, customers, clients, shareholders, financing sources (other than the Debt Financing Sources), distributors (including broadcasting distribution undertakings), suppliers, licensors (including programming licensors), counterparties, regulators, insurance underwriters, or partners, or (ii) any inability of the Purchaser to participate in any auction for wireless spectrum; or

(j)

any action taken (or omitted to be taken) by the Purchaser or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to (i) this Agreement or that is consented to by the Company in writing, or (ii) applicable Law (including COVID-19 Measures), provided, however, (i) if any change, event, occurrence, effect, state of facts, or circumstance referred to in clauses (a) through to and including (c) above has a materially disproportionate effect on the Purchaser and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Purchaser or any of its Subsidiaries operate, such effect may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred (in which case only the incremental disproportionate effect may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred); and (ii) that references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Purchaser Material Adverse Effect has occurred.

“Purchaser Permitted Dividends” means, in respect of the Purchaser Voting Shares and the Purchaser Shares, regular quarterly dividends declared from time to time by the Purchaser Board in the Ordinary Course with a record date occurring on or after the date of this Agreement and prior to the Effective Date.

“Purchaser Shares” means the Class B Non-Voting Shares in the capital of the Purchaser.

“Purchaser Voting Shares” means the Class A Voting Shares in the capital of the Purchaser.

“Real Property” means the Owned Real Property and the Leased Premises.

“Real Property Lease” means any lease, sublease, license, occupancy agreement or other agreement with respect to any real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (except the Owned Real Property).

“Redemption Date” has the meaning specified in Section 4.8.

“Redemption Notice” has the meaning specified in Section 4.8.

“Registrar” means the registrar duly appointed pursuant to section 263 of the ABCA.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in connection with the Arrangement, including the Key Regulatory Approvals.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Representative” means, with respect to a Party, such Party’s directors, officers, trustees, employees, representatives (including any legal financial or other advisor) or agent of such Party or of any of its Subsidiaries (provided that, for purposes of this Agreement, in no event shall a Representative of the Company include the Controlling Shareholder) and, in the case of the Purchaser, includes the Financing Sources and their respective advisors.

“Required Financing Information” means (a) the audited consolidated statements of financial position (as at August 31, 2020, 2019 and 2018 or, if closing has not occurred prior to November 15, 2021, August 31, 2021, 2020 and 2019) and the related statements of earnings and cash flows for the Company for the fiscal years then ended, (b) unaudited consolidated statements of financial position and related statements of earnings of the Company for each fiscal quarter ended after August 31, 2020 and ended at least 45 days prior to the Effective Date, (c) such other customary financial information regarding the Company and its Subsidiaries as may reasonably be requested by, and is necessary for, the Purchaser to fulfill the conditions and obligations applicable to it under the Debt Commitment Letter and, (d) in connection with a Substitute Financing or any other Financing involving the offering of securities, such other financial information, audit reports, operating data, business and other pertinent information regarding the Company and its Subsidiaries of the type and in the form

(i) required to be included in or incorporated into a short form prospectus to qualify under Canadian Securities Laws, or in a registration statement on Form F-10 to register under U.S. Securities Laws, as applicable, a public offering of such securities (ii) customarily included in an offering memorandum or similar offering document to market a private placement of debt securities in Canada or pursuant to Rule 144A promulgated under the U.S. Securities Act and (iii) necessary for the underwriters or initial purchasers of such securities to receive a customary “comfort letter” from the Company’s independent auditors; provided, that the “Required Financing Information” shall not include (i) any pro forma financial statements or any information regarding any post-Effective Time or pro forma adjustments desired to be incorporated into any information used in connection with the Financing (including any synergies or cost savings), pro forma ownership or an as-adjusted capitalization table, (ii) projections, (iii) any description of all or any component of the Financing, or (iv) risk factors relating to all or any component of the Financing.

“Required Shareholder Approval” has the meaning specified in Section 2.2(b).

“Reverse Termination Amount” has the meaning specified in Section 8.2(e).

“Reverse Termination Amount Event” has the meaning specified in Section 8.2(e).

“RTA Asset Portion” has the meaning specified in Section 8.2(f).

“RTA Request” has the meaning specified in Section 8.2(f).

“Sanctions” has the meaning specified in paragraph 34 of Schedule C.

“SEC” means the United States Securities and Exchange Commission.

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Authorities.

“Senior Management” means the members of the senior leadership team of the Company, which is currently comprised of (i) the President, Shaw Communications; (ii) the Executive Vice President, Chief Financial & Corporate Development Officer; (iii) the Chief Operating Officer & Chief Technology Officer; (iv) the Executive Vice President & Chief Legal and Regulatory Officer; (vi) the President, Business; (v) the Executive Vice President & Chief People and Culture Officer; and (vii) the President, Consumer.

“SERP” means the Supplemental Executive Retirement Plan of the Company, amended and restated dated as of June 28, 2017.

“Shaw Family Shareholder” has the meaning specified in the Plan of Arrangement.

“Shaw Family Group” has the meaning specified in the Plan of Arrangement.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Special Committee” means the special committee of independent members of the Company Board formed in relation to the proposal to effect the transactions contemplated by this Agreement.

“Statutory Plans” means statutory benefit plans which the Company or its Subsidiaries, as applicable, are required to participate in or comply with, including any benefit plan administered by any federal or provincial government and any benefit plans administered pursuant to applicable health, Tax, workplace safety insurance, and employment insurance legislation.

“Subsidiary” has the meaning specified in Section 1.2(k).

“Substitute Financing” has the meaning specified in Section 4.15(b). For greater certainty, the debt securities issued in a Substitute Financing may be non-convertible or may be convertible or exchangeable into preferred equity or other securities.

“Superior Proposal” means any bona fide written Acquisition Proposal made after the date of this Agreement from a Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) to acquire not less than all of the outstanding Company Participating Shares or all or substantially all of the assets of the Company on a consolidated basis that:

(a)	complies with Canadian Securities Laws and U.S. Securities Law and did not result from or involve a breach of Article 5;

(b)

the Company Board has determined in good faith, after receiving the advice of its outside legal and financial advisors, is reasonably capable of being completed without undue delay relative to the Arrangement, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective affiliates;

(c)

is not subject to any financing contingency and in respect of which, to the satisfaction of the Company Board, acting in good faith after receiving the advice of its outside legal and financial advisors, adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Company Participating Shares or assets, as the case may be;

(d)	is not subject to any due diligence or access condition; and

(e)

the Company Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal and other factors deemed relevant by the Company Board (including the Person or group of Persons making such Acquisition Proposal and their affiliates), would, if consummated in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to each class of the Company Participating Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(b)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(a)(ii).

“Swap” means any transaction which is a derivative, rate swap transaction, basis swap, forward rate transaction, hedge, equity or equity index swap, equity index option, bond option, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures Contract or other similar transaction (including any option with respect to any of these transactions or any combination of these transactions).

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, provincial sales, use, value- added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party, and in each case, whether disputed or not.

“Termination Amount” has the meaning specified in Section 8.2(b).

“Termination Amount Event” has the meaning specified in Section 8.2(b).

“Third Party Beneficiaries” has the meaning specified in Section 8.6(a).

“Timing Agreement” means a timing agreement entered into with the Commissioner of Competition in accordance with this Agreement and with a waiting period that expires before the Outside Date (before any extension under Section 1.3 hereof).

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“U.S. Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended from time to time and the rules and regulations of the SEC promulgated thereunder.

“U.S. Securities Act” means the Securities Act of 1933 of the United States, as amended from time to time and the rules and regulations of the SEC promulgated thereunder.

“U.S. Securities Laws” means the U.S. Securities Act and all other applicable U.S. federal securities laws.

“Voting Support Agreements” means, collectively, the D&O Support and Voting Agreements and the Controlling Shareholder Voting Support Agreement.

“wilful breach” means a material breach of this Agreement that is a consequence of any act or failure to act by the breaching party with the actual knowledge that the taking of such act or the failure to take such act would, or would be reasonably expected to, cause a material breach of this Agreement.

1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)

Currency. All references to dollars or to $ are references to Canadian dollars, unless otherwise specified. In the event that any amounts are required to be converted from a foreign currency to Canadian dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of The Bank of Canada available before the relevant calculation date.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases and References, etc.

(i)

The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

(ii)	Unless stated otherwise, “Article”, “Section”, “paragraph” and “Schedule” followed by a number or letter mean and refer to the specified Article, Section or paragraph of or Schedule to this Agreement.

(iii)

The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(iv)

The term “made available” means (A) copies of the subject materials were included in the Data Room, (B) copies of the subject material were provided to the Purchaser or its Representatives in accordance with the Information Sharing Procedures, or (C) the subject material was listed in the Company Disclosure Letter and copies were provided to the Purchaser or its Representatives.

(e)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(f)	Knowledge.

(i)

Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge of Bradley Shaw, Executive Chair and Chief Executive Officer, Trevor English, Executive Vice President, Chief Financial and Corporate Development Officer, Paul McAleese, President, Peter Johnson, Executive Vice President, Chief Legal and Regulatory Officer and Zoran Stakic, Chief Operating Officer and Chief Technical Officer, after reasonable inquiry (which shall be deemed to be limited to inquiries of Company Employees who had knowledge of the transactions contemplated by this Agreement at least two Business Days prior to the date hereof).

(ii)

Where any representation or warranty is expressly qualified by reference to the knowledge of the Purchaser, it is deemed to refer to the actual knowledge of Joe Natale, President and Chief Executive Officer, Tony Staffieri, Chief Financial Officer, Graeme McPhail, Chief Legal and Regulatory Officer, after reasonable inquiry (which shall be deemed to be limited to inquiries of employees of the Purchaser who had knowledge of the transactions contemplated by this Agreement at least two Business Days prior to the date hereof).

(g)

Accounting Terms. Unless otherwise specified herein, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(h)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(i)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(j)	Time References. References to days means calendar days, unless stated otherwise. References to time are to local time in Calgary, Alberta unless otherwise stated.

(k)

Affiliates and Subsidiaries. For the purpose of this Agreement, a Person is an “affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person, provided that in no case shall an “affiliate” of the Company or any of its Subsidiaries include any member of the Shaw Family Group or Corus Entertainment Inc., and in no case shall an “affiliate” of the Purchaser or any of its Subsidiaries include the Rogers Control Trust. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (i) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(l)

Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent. Without limiting any other basis upon which the Purchaser may withhold, condition or delay its consent hereunder, if the Purchaser’s consent is requested with respect to any matter with respect to this Agreement, it will not be considered unreasonable for the Purchaser to withhold, delay or condition the Purchaser’s consent to such matter if such requested consent, together with any other modifications, amendments or express waivers or consents with respect to this Agreement, individually or in the aggregate: (i) where consent of the Financing Sources is required in connection with the Purchaser’s consent to such matter and such matter is materially adverse to the interests of the Financing Sources, and the Financing Sources condition or delay their consent to such matter (to the extent of any such condition or delay), or (ii) such consent would reasonably be expected to adversely impact the Purchaser’s ability to participate in any spectrum auction while advancing the transactions contemplated herein.

1.3 Outside Date

(a) Either the Company or the Purchaser shall have the right to postpone the Outside Date on one or more occasions (by at least 10 days or an integral multiple thereof, as specified by the postponing Party) up to a maximum of 90 days if one or more of the Key Regulatory Approvals have not been obtained and none of such remaining Key Regulatory Approvals has been denied by a non-appealable decision of a Governmental Entity.

(b) A postponing Party shall give written notice of any such postponement of the Outside Date permitted in accordance with Section 1.3(a) to the other Party by no later than 5:00 p.m. on the date that is not less than five Business Days prior to the Outside Date (as such Outside Date may have been postponed pursuant to this Section 1.3), or such later date as may be agreed to in writing by the Parties; provided that, notwithstanding the foregoing, a Party shall not be permitted to unilaterally postpone the Outside Date (as such Outside Date may have been postponed pursuant to this Section 1.3) if (a) the failure to obtain a Key Regulatory Approval is the result of such Party’s wilful breach of its obligations under this Agreement with respect to obtaining such Key Regulatory Approval, or (b) in the aggregate such postponements would exceed 90 days from the original Outside Date.

1.4 Schedules

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

1.5 Company Disclosure Letter

The Company Disclosure Letter itself and all information contained in it is confidential information and is subject to the terms and conditions of the Confidentiality Agreement.

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

2.2 Interim Order

As soon as reasonably practicable after the date of this Agreement and, in any event, prior to April 27, 2021 (provided that, if normal Court operations are disrupted in response to the COVID-19 pandemic, the hearing date may be extended until the earliest possible date on which the Court will grant a hearing (whether in person, via telephone or other virtual means) for these purposes), the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to section 193 of the ABCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval (the “Required Shareholder Approval”) for the Arrangement Resolution shall be:

(i)	two-thirds of the votes cast on the Arrangement Resolution by Class A Shareholders, voting separately as a class, present in person or by proxy at the Company Meeting;

(ii)	two-thirds of the votes cast on the Arrangement Resolution by Class B Shareholders, voting separately as a class, present in person or by proxy at the Company Meeting;

(iii)

a majority of the votes cast on the Arrangement Resolution by Class A Shareholders, voting as a separate class, present in person or by proxy at the Company Meeting, excluding for this purpose votes attached to the Class A Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(iv)

a majority of the votes cast on the Arrangement Resolution by Class B Shareholders, voting as a separate class, present in person or by proxy at the Company Meeting, excluding for this purpose votes attached to the Class B Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101; and

(v)	if and to the extent required by the Court, such other approval of securityholders of the Company as may be required by the Court;

(c)

that, subject to the discretion of the Court, the Company Meeting may be held as a virtual-only or hybrid shareholder meeting and that Company Participating Shareholders that participate in the Company Meeting by virtual means will be deemed to be present at the Company Meeting;

(d)	that, if a virtual-only Company Meeting is held with the approval of the Court, such Company Meeting will be deemed to be held at the location of the Company’s registered office;

(e)	for the grant of the Dissent Rights only to those Company Participating Shareholders who are registered Company Participating Shareholders as contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)

that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court;

(h)	confirmation of the record date for the purposes of determining the Company Participating Shareholders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order;

(i)

that the record date for the Company Participating Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by the Court or applicable Laws;

(j)

that, subject to the foregoing and in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting; and

(k)

for such other matters as the Purchaser or the Company may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.

2.3 The Company Meeting

Subject to the terms of this Agreement and (other than Section 2.3(a)) the receipt of the Interim Order, the Company shall:

(a)	in consultation with the Purchaser, fix and publish a record date for the purposes of determining the Company Participating Shareholders entitled to receive notice of and vote at the Company Meeting;

(b)

convene and conduct the Company Meeting (including by virtual means) in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable, and in any event on or before May 31, 2021 (it being acknowledged that the foregoing date may be extended by the same number of days as contemplated by Section 2.2 to the extent applicable), and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except:

(i)	as required for quorum purposes (in which case the Company Meeting shall be adjourned and not cancelled), by applicable Law or by a Governmental Entity; or

(ii)	as otherwise expressly provided in Section 4.11(d) or Section 5.4(f);

(c)

solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Participating Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement;

(d)

if so requested by the Purchaser, acting reasonably, using proxy solicitation services firms, acceptable to and at the expense of the Purchaser, to solicit proxies in favour of the approval of the Arrangement Resolution, and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution, provided that the Company shall not be required to continue to do so if there has been a Change in Recommendation in accordance with Section 5.4;

(e)

provide the Purchaser with copies of or access to information regarding the Company Meeting generated by the Company’s transfer agent or any proxy solicitation services firm, as reasonably requested from time to time by the Purchaser;

(f)

permit the Purchaser to, at the Purchaser’s expense, to directly or through a proxy solicitation services firm of its choice, actively solicit proxies in favour of the Arrangement and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution in compliance with Law and the Company shall disclose in the Company Circular that the Purchaser may make such solicitations;

(g)	give notice to the Purchaser of the Company Meeting and allow the Purchaser’s Representatives to attend the Company Meeting (including by virtual means);

(h)

promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(i)

promptly advise the Purchaser of receipt of any written communication or material verbal communication from any Person in opposition to the Arrangement (except for non-substantive communications) and/or relating to the exercise or purported exercise or withdrawal of Dissent Rights and, subject to Law, provide the Purchaser with an opportunity to review and comment upon any written communication sent by or on behalf of the Company to any such Person and to participate in any discussions, negotiations or proceedings with or including any such Person;

(j)

not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights without the prior written consent of the Purchaser;

(k)

not change the record date for the Company Participating Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting (unless required by Law or the Interim Order, or the Purchaser’s written consent is provided);

(l)	not waive any failure by any holder of Company Participating Shares to timely deliver a notice of exercise of Dissent Rights without the prior written consent of the Purchaser; and

(m)

at the reasonable request of the Purchaser from time to time, promptly provide the Purchaser with a list (in both written and electronic form) of: (i) the registered Company Participating Shareholders, together with their addresses and respective holdings of Company Participating Shares, as applicable; (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Company Participating Shares (including holders of Company Equity Awards); and (iii) participants in book-based systems and non-objecting beneficial owners of Company Participating Shares, together with their addresses and respective holdings of Company Participating Shares, as applicable. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Participating Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request.

2.4 The Company Circular

(a) Subject to the Purchaser’s compliance with Section 2.4(d), the Company shall promptly prepare and complete, in consultation with the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement or that may be necessary in connection with obtaining the Required Shareholder Approval, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Participating Shareholder and other Person as required by the Interim Order and Law, in each case using reasonable best efforts so as to permit the Company Meeting to be held in accordance with Section 2.3(b) (as may be extended by such provision).

(b) On the date of mailing thereof, the Company shall ensure that the Company Circular complies in material respects with Law and the Interim Order, does not contain any Misrepresentation (except that the Company shall not be responsible for any information included in the Company Circular relating to the Purchaser and its affiliates that was furnished or approved by the Purchaser for inclusion in the Company Circular pursuant to Section 2.4(d)) and provides the Company Participating Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular shall include:

(i)	a copy of the Interim Order;

(ii)	a copy of each of the Fairness Opinions;

(iii)	a summary of the Controlling Shareholder Voting Support Agreement;

(iv)

unless the Company Board has made a Change in Recommendation in accordance with Section 5.4, a statement to the effect that the Special Committee has received the Fairness Opinions and has, after receiving legal and financial advice, unanimously determined that the Arrangement is fair and reasonable to the Company Participating Shareholders (other than the Shaw Family Shareholders) and in the best interests of the Company and recommended to the Company Board that the Company Board (A) approve this Agreement and the Arrangement, and (B) recommend that the Company Participating Shareholders (other than the Shaw Family Shareholders) vote in favour of the Arrangement Resolution;

(v)

unless the Company Board has made a Change in Recommendation in accordance with Section 5.4, a statement to the effect that the Company Board has received the Fairness Opinions and has, after receiving legal and financial advice and the recommendation of the Special Committee, unanimously determined that the Arrangement is fair and reasonable to the Company Participating Shareholders (other than the Shaw Family Shareholders) and in the best interests of the Company and recommends that Company Participating Shareholders (other than the Shaw Family Shareholders) vote in favour of the Arrangement Resolution (the “Company Board Recommendation”); and

(vi)

a statement to the effect that, to the extent accurate as of such time, each director and member of Senior Management has agreed to vote all of such Person’s Company Participating Shares in favour of the Arrangement, subject to the terms and conditions of the D&O Support and Voting Agreements.

(c) The Company shall give the Purchaser and its Representatives a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by them, and agrees that all information relating solely to the Purchaser or any of its affiliates included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(d) The Purchaser shall provide the Company with, on a timely basis, all necessary information regarding the Purchaser, its affiliates and the Arrangement Consideration Shares (including any pro forma financial statements and other information relating to the Purchaser following completion of the transactions contemplated hereby) as required by applicable Laws for inclusion in the Company Circular or in any amendments or supplements to such Company Circular. The Purchaser shall ensure that such information does not contain any Misrepresentation.

(e) The Company shall promptly advise the Purchaser of any communication received by the Company from the TSX, the TSXV, the NYSE, the Canadian Securities Authorities, the SEC or any other Governmental Entity in connection with the Company Circular.

(f) Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Participating Shareholders and, if required by the Court or by Law, file the same with the Canadian Securities Authorities, the SEC or any other Governmental Entity as required.

2.5 Final Order

If the Interim Order is obtained and the Arrangement Resolution is approved at the Company Meeting in accordance with the terms of the Interim Order, the Company shall take all steps necessary to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 193(9) of the ABCA as soon as reasonably practicable but, in any event, not later than three Business Days after the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order.

2.6 Court Proceedings

(a) The Purchaser shall cooperate with and assist the Company in, and consent to the Company, seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information regarding the Purchaser and its affiliates as reasonably requested by the Company or as required by Law to be supplied by the Purchaser in connection therewith.

(b) In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, and in each case subject to Law, the Company shall:

(i)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(ii)

provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including drafts of the motion for Interim Order and Final Order, affidavits, the Interim Order and the Final Order, and give reasonable consideration to all such comments;

(iii)

promptly provide outside legal counsel to the Purchaser with copies of any notice of appearance, evidence or other documents served on the Company or its outside legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(iv)

not object to outside legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that (A) the Purchaser advises the Company of the nature of any such submissions and provides copies to the Company of any notice of appearance, motions or other documents supporting such submissions, in each case, on a timely basis prior to the hearing, and (B) such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement;

(v)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with this Agreement and the Plan of Arrangement;

(vi)	oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement;

(vii)

if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser; and

(viii)

not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, which consent may not be unreasonably withheld, conditioned or delayed, provided that the Purchaser may, in its sole discretion, withhold its consent with respect to any increase in or variation in the form of the Arrangement Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations or diminishes or limits the Purchaser’s rights set forth in any such filed or served materials or under this Agreement, the Arrangement and the Voting Support Agreements.

2.7 Company Equity Awards

The Parties acknowledge and agree that the outstanding Company Equity Awards shall be treated in accordance with the provisions of the Plan of Arrangement.

2.8 Employee Share Purchase Program

The Parties acknowledge and agree that all Class B Shares that are subject to the Employee Share Purchase Program shall be subject to the Plan of Arrangement and the holders thereof shall be entitled to receive the Arrangement Consideration in respect of such Class B Shares at the same time and on the same conditions as the Class B Shareholders pursuant to the Arrangement. The Company will take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof and, if appropriate, amending the terms of the Employee Share Purchase Program) that may be necessary or required under the Employee Share Purchase Program to ensure that subject to the Arrangement becoming effective, the Employee Share Purchase Program will terminate in its entirety at or immediately prior to the Effective Time and the Purchaser acknowledges and agrees that the Company shall maintain in full force and effect the Employee Share Purchase Plan until such time.

2.9 Articles of Arrangement and Effective Date

(a) The Company shall file the Articles of Arrangement with the Registrar, and the Effective Date shall occur as soon as reasonably practicable after (and in any event not later than three Business Days after) the date on which all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Time), unless another time or date is agreed to in writing by the Parties; provided that (i) if the Purchaser has given written notice to the Company that it requires a Marketing Period and the Marketing Period has not ended on the date of the satisfaction or waiver of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, waiver by the applicable Party or Parties for whose benefit such conditions exist, of those conditions as of the Effective Time), then the Effective Date will take place instead on the earliest of (A) any Business Day during the Marketing Period as may be specified by the Purchaser on not less than three Business Days’ prior written notice to the Company (provided that the Effective Time shall not be later than the Outside Date); (B) the second Business Day after the final day of the Marketing Period (provided that the Effective Time shall not be later than the Outside Date); and (C) such other date as the Purchaser and the Company may agree in writing, but subject in each case to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties for whose benefit a condition is stipulated, of all of the conditions set out in Article 6, and (ii) if on the date the Company would otherwise be required to file the Articles of Arrangement pursuant to this Section 2.9(a), a Party has delivered a Termination Notice pursuant to Section 4.11(c), the Company shall not file the Articles of Arrangement until the Breaching Party has cured the breaches of representations, warranties, covenants or other matters specified in the Termination Notice. From and after the Effective Time, the Arrangement will have all of the effects provided by applicable Law, including the ABCA.

(b) The closing of the Arrangement (the “Closing”) will take place via electronic document exchange at 8:00 a.m. (Toronto time) on the Effective Date, or at such other date and time as may be agreed upon by the Parties.

2.10 Payment of Consideration

(a) The Purchaser shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar in accordance with Section 2.9(a), irrevocably deposit in escrow with the Depositary (the terms and conditions of such escrow to be consistent with Section 2.10(b) and otherwise satisfactory to the Parties, acting reasonably) sufficient funds and the certificates to satisfy the aggregate Arrangement Consideration payable to Company Participating Shareholders pursuant to the Plan of Arrangement.

(b) Upon completion of the Arrangement, the Depositary shall apply the funds and deliver the certificates deposited with the Depositary as contemplated in Section 2.10(a) in accordance with the Plan of Arrangement.

2.11 Withholding Taxes

The Purchaser, the Company and the Depositary and any other Person that makes a payment hereunder, as applicable, shall be entitled to deduct or withhold (or cause to be deducted or withheld) from the consideration payable or otherwise deliverable to any Person pursuant to the Arrangement or this Agreement, including Company Participating Shareholders exercising Dissent Rights, and from all dividends, other distributions or other amounts otherwise payable to any former Company Shareholders or holders of Company Options, Company RSUs, Company PSUs or Company DSUs, such Taxes or other amounts as the Purchaser, the Company, the Depositary or other Persons are or may be required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any applicable Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate Governmental Entity.

2.12 Adjustment of Consideration

(a) Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the Company declares or pays cash dividends on the Company Shares with a record date on or prior to the Effective Date in excess of the Company Permitted Dividends, then a corresponding reduction shall be made to the Arrangement Consideration to be paid to the Company Participating Shareholders on a dollar -for-dollar basis.

(b) Notwithstanding anything in this Agreement to the contrary, if between the date of this Agreement and the Effective Time (i) the Purchaser declares or pays dividends on the Purchaser Shares with a record date on or prior to the Effective Date other than Purchaser Permitted Dividends, or (ii) changes the number of Purchaser Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), recapitalization, subdivision, or other similar transaction, then the Arrangement Consideration Shares to be paid per Company Participating Share to a Shaw Family Shareholder shall be equitably adjusted to eliminate the effects of such event on the Arrangement Consideration to be paid per Company Participating Share to a Shaw Family Shareholder.

2.13 Taxation of Company Options

The Parties acknowledge that no deduction will be claimed in any taxation year by the Company (or any Person not dealing at arm’s length (for purposes of the Tax Act) with the Company), in computing its income under the Tax Act, in respect of any payment made to or for the benefit of a holder of Company Options in exchange for the surrender of Company Options pursuant to the Plan of Arrangement who (a) is a resident of Canada or who is (or, following the grant of such Company Options, was) employed in Canada (both within the meaning of the Tax Act) and (b) would, if the election and other actions contemplated by this Section 2.13 were made or taken (as the case may be), be entitled to a deduction pursuant to paragraph 110(1)(d) of the Tax Act in respect of such payment, and the Purchaser shall cause the Company to: (a) where applicable, make and timely file an election pursuant to subsection 110(1.1) of the Tax Act in respect of each such payment, and (b) provide evidence in writing of such election to each such holder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company

(a) Except as set forth in the Company Disclosure Letter, or in the Company Filings made prior to the date hereof (excluding any disclosures in the Company Filings under the headings “Caution Concerning Forward-Looking Statements” or “Known Events, Trends, Risks & Uncertainties” and any other disclosures contained therein that are predictive, cautionary or forward-looking in nature), the Company represents and warrants to the Purchaser that the representations and warranties set forth in Schedule C are true and correct as of the date hereof, and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with entering into and performing this Agreement.

(b) The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(c) Except for the representations and warranties set forth in this Agreement: (i) neither the Company nor any other Person makes or has made any other express or implied representation and warranty, whether written or oral, on behalf of the Company, and (ii) neither the Company nor any other Person makes or has made any representation or warranty to the Purchaser or any of its Representatives, with respect to (A) any financial projection, forecast, guidance, estimates of revenues, earnings or cash flows, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses or operations, individually or in the aggregate, or (B) the accuracy or completeness of any information furnished or made available to the Purchaser or any of its Representatives in connection with the transactions contemplated hereby, and any such other representations or warranties are expressly disclaimed.

3.2 Representations and Warranties of the Purchaser

(a) The Purchaser represents and warrants to the Company that the representations and warranties set forth in Schedule D are true and correct as of the date hereof and acknowledge and agree that the Company is relying upon such representations and warranties in connection with entering into and performing this Agreement.

(b) The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(c) Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person makes or has made any other express or implied representation and warranty, whether written or oral, on behalf of the Purchaser.

ARTICLE 4

COVENANTS

4.1 Conduct of Business of the Company

(a) The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as required or permitted by this Agreement or the Plan of Arrangement, (iii) in connection with any COVID-19 Measures undertaken by the Company or its Subsidiaries, or (iv) as required by Law or a Governmental Entity, the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts to conduct their business in the Ordinary Course and, in accordance, in all material respects, with applicable Laws, and the Company shall use commercially reasonable efforts to maintain and preserve in all material respects its and its Subsidiaries’ business organization, operations, assets, properties, employees, goodwill and relationships with customers, suppliers, partners and other Persons with which the Company or any of its Subsidiaries have material business relations in the Ordinary Course. Notwithstanding the foregoing provisions of this Section 4.1(a), the Company shall not be deemed to have failed to satisfy its obligations under this Section 4.1(a) to the extent such failure resulted from the Company’s failure to take any action prohibited by Section 4.1(b).

(b) Without limiting the generality of Section 4.1(a), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (1) with the express prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (2) as required or permitted by this Agreement or the Plan of Arrangement, (3) in connection with any COVID-19 Measures undertaken by the Company or its Subsidiaries, or (4) as required by Law or a Governmental Entity, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly:

(i)	amend the Company’s or any of its Subsidiary’s Constating Documents or similar organizational documents;

(ii)	enter into any material new line of business or discontinue any material existing line of business;

(iii)	split, combine or reclassify any shares of its capital stock or amend or modify any term of any outstanding debt security;

(iv)

declare, set aside or pay any dividend or other distribution on the Company Shares (whether in stock, property or any combination thereof), except for (A) Company Permitted Dividends, or (B) other cash dividends for which the Arrangement Consideration is adjusted pursuant to Section 2.12 (it being acknowledged and agreed by the Purchaser, for the avoidance of doubt, that the Company shall be entitled to make interest payments on the Company Senior Notes in accordance with their terms);

(v)

redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or any of its other outstanding securities, including the Company Senior Notes, other than (A) in connection with the settlement of outstanding Company Equity Awards in accordance with the terms thereof, (B) the issuance of Class B Shares pursuant to the Employee Share Purchase Program, or (C) the reinvestment of dividends pursuant to the DRIP;

(vi)

other than in accordance with Schedule 4.1(b)(vi) of the Company Disclosure Letter, issue, grant, deliver, sell, pledge or otherwise encumber (other than Permitted Liens), or authorize the issuance, granting, delivery, sale, pledge or other encumbrance (other than Permitted Liens) of, any shares of the Company’s or any of its Subsidiary’s capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of the Company Participating Shares, except for: (A) the issuance of Company Equity Awards in accordance with Schedule 4.1(b)(vi) of the Company Disclosure Letter; (B) the issuance of Class B Shares issuable upon the exercise of the currently outstanding Company Equity Awards; or (C) the issuance of Class B Shares pursuant to the Employee Share Purchase Program;

(vii)

reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge the Company or any of its Subsidiaries, other than any such reorganization, arrangement, restructuring, amalgamation or merger involving only wholly-owned Subsidiaries of the Company;

(viii)

adopt a plan of complete or partial liquidation, consolidation, winding-up or resolutions providing for the liquidation or dissolution of the Company or any of its Material Subsidiaries or any of its respective assets, or file a petition in bankruptcy under any applicable Law on behalf of the Company or any of its Subsidiaries or consent to the filing of any bankruptcy petition against the Company or any of its Subsidiaries under any applicable Law;

(ix)

acquire (by merger, consolidation, exchange, acquisition of securities, acquisitions, lease, or license of assets, contributions to capital or otherwise), directly or indirectly, in one transaction or in a series of related transactions, an interest in any Person, assets, properties, securities, interests or businesses, other than:

(A)	assets for use in Ordinary Course business operations that do not, in any fiscal year, exceed more than 105% of the amounts budgeted for such acquisitions in the Company Budget for such fiscal year;

(B)	acquisitions for consideration less than $5,000,000 on a per transaction basis or $50,000,000 in the aggregate for all such transactions;

(C)	acquisitions or capital calls in accordance with Schedule 4.1(b)(ix) of the Company Disclosure Letter; or

(D)	as permitted by Section 4.1(b)(xi);

(x)	sell, pledge, lease, license, encumber (other than a Permitted Lien) or otherwise dispose of or transfer any assets or any interest in any assets other than:

(A)	dispositions of assets for consideration less than $5,000,000 on a per transaction basis or $50,000,000 in the aggregate for all such transactions;

(B)	in relation to internal transactions solely involving the Company and its wholly-owned Subsidiaries or solely among such wholly-owned Subsidiaries;

(C)	assets sold in the Ordinary Course or accounts receivable sold pursuant to the AR Securitization Program; or

(D)	in accordance with Schedule 4.1(b)(x) of the Company Disclosure Letter;

(xi)

other than as disclosed in Schedule 4.1(b)(xi) of the Company Disclosure Letter or as permitted by Section 4.1(b)(ix), make any capital expenditure or commitment to do so which, in any fiscal year, would exceed by more than 105% the aggregate amount of capital expenditures provided for in the Company Budget for such fiscal year;

(xii)	other than in accordance with Schedule 4.1(b)(xii) of the Company Disclosure Letter:

(A)	amend or modify in any material respect, or terminate, cancel or waive or fail to exercise any material right under, any Material Contract; or

(B)

enter into any Contract (I) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payment in excess of $25,000,000, or (II) which is material to the Company and its Subsidiaries, taken as a whole, which has a term greater than two years;

(xiii)	prepay any long-term Indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for any Indebtedness or guarantees thereof, other than:

(A)	Indebtedness owing by one wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, or of the Company to a wholly-owned Subsidiary of the Company;

(B)

any Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness of the Company or its Subsidiaries (other than any Company Senior Notes), including Indebtedness incurred to repay or refinance related fees, expenses, premiums and accrued interest;

(C)

any advances or repayments under the Company Credit Facility or the AR Securitization Program, provided that no material breakage or other costs or penalties are payable in connection with any such prepayment; or

(D)	Indebtedness incurred in the Ordinary Course or pursuant to the Company Credit Facility or the AR Securitization Program; or

(E)	as disclosed in Schedule 4.1(b)(xiii) of the Company Disclosure Letter;

(xiv)	make any loan or advance to any Person (other than a wholly-owned Subsidiary or in respect of accounts payable to trade creditors or accrued liabilities incurred in the Ordinary Course);

(xv)	make any material change in the Company’s methods of accounting, except as required by concurrent changes in IFRS;

(xvi)

except as required by applicable Law: (A) make, change or rescind any material Tax election, information schedule, return or designation, (B) settle or compromise any material Tax claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy, file any materially amended Tax Return, (C) enter into any material agreement with a Governmental Entity with respect to Taxes, (D) enter into or change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement that is binding on the Company or its Subsidiaries, (E) surrender any right to claim material Tax abatement, reduction, deduction, exemption, credit or refund, (F) consent to the extension or waiver of the limitation period applicable to any material Tax matter, or (G) make a request for a material Tax ruling to any Governmental Entity or (H) materially amend or change any of its methods for reporting income, deductions or accounting for income Tax purposes;

(xvii)

knowingly take any action or knowingly enter into any transaction (other than the implementation of the transactions contemplated in this Agreement, the Plan of Arrangement and Voting Support Agreements and actions taken in the Ordinary Course) that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Subsidiaries of the Company and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding up of the Company or any of its Subsidiaries or any of their respective successors;

(xviii)

other than as required by the terms of any Collective Agreement, Employee Plan or applicable Law, or as disclosed in Schedule 4.1(b)(xviii) of the Company Disclosure Letter, and except for annual increases in compensation levels of the Company Employees, taken as a whole, that do not exceed [Redacted – commercially sensitive] % in the aggregate relative to such compensation levels in respect of the most recently completed fiscal year of the Company, grant any increase or decrease in the amount of wages, salaries, bonuses, incentives or other compensation payable to any Company Employees;

(xix)

enter into any collective agreement or union agreement or amend, modify, terminate or waive any right under the Collective Agreements or agree to any such amendment, modification, termination or waiver of rights, provided however, that the Company may in the Ordinary Course negotiate, in good faith and enter into, supersede, extend, amend, modify, terminate or renew any Collective Agreement which has expired, or is within six months of expiring, provided that the Company agrees to reasonably consult with the Purchaser and to consider in good faith the Purchaser’s opinions with respect to the aforementioned matters;

(xx)

other than in accordance with Schedule 4.1(b)(xx) of the Company Disclosure Letter, as permitted by Section 4.1(b)(xviii) or as required by the terms of any Collective Agreement, Employee Plan or written employment agreement:

(A)	make any bonus or profit sharing distribution or similar payment of any kind, or adopt or otherwise implement any employee or executive bonus or retention plan or program;

(B)

increase any severance, change of control or termination pay or similar compensation or benefits payable to (or amend any existing Contract with) any Company Employee or any director or independent contractor of the Company or any of its Subsidiaries;

(C)

enter into any employment, deferred compensation, independent contractor, consultant, or other similar Contract (or amend any such existing Contract) with any director or officer of the Company or, other than in the Ordinary Course, any Company Employee (other than a director or officer), independent contractor or consultant;

(D)

loan or advance money or other property by the Company or its Subsidiaries to any of their present or former directors, officers or Company Employees (other than expense reimbursements, expense accounts and advances in the Ordinary Course);

(E)

terminate any Employee Plan, amend or modify, in a material way, any Employee Plan, or adopt any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence as of the date hereof;

(F)	increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution or vesting under any Employee Plan; or

(G)	fund any pension solvency deficit;

(xxi)

other than as disclosed in Schedule 4.1(b)(xxi) of the Company Disclosure Letter, enter into any transaction with a “related party” (within the meaning of MI 61-101), except for transactions consistent in type and quantum with such transactions as disclosed in the Company Filings, or expense reimbursements, expense accounts and advances in the Ordinary Course;

(xxii)

amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any Subsidiary in effect on the date of this Agreement unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(xxiii)

other than in the Ordinary Course, in connection with this Agreement or the transactions contemplated herein, abandon or fail to diligently pursue any application for any material Authorization of the Company or any of its Subsidiaries required by applicable Law, or take or omit to take any action that would reasonably be expected to lead to the termination of any such material Authorization;

(xxiv)

other than in accordance with Schedule 4.1(b)(xxiv) of the Company Disclosure Letter, release, compromise or settle any litigation, proceeding or governmental investigation affecting the Company or any of its Subsidiaries reasonably expected to involve an amount in excess of $5,000,000 in the aggregate over the amount reflected or reserved against in the balance sheet (or notes thereto) included in the Company Filings relating to such litigation, proceedings or investigations, as applicable, or which could reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(xxv)

grant or commit to grant an exclusive licence or otherwise transfer any of the Company’s Intellectual Property or exclusive rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than to wholly-owned Subsidiaries;

(xxvi)

enter into or amend any Contract with any broker, finder or investment banker, including any amendment of the engagement letters with the Financial Advisors in connection with the Arrangement and the transactions contemplated hereby; or

(xxvii)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(c) Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement (i) is intended to allow the Purchaser to exercise material influence over the operations of the Company prior to the Effective Time, or (ii) shall be interpreted in such a way as to place any Party in violation of applicable Law or Authorization.

(d) The Purchaser shall, promptly following the date hereof, designate two individuals from either of whom the Company may seek consent to undertake any actions not otherwise permitted to be taken by this Section 4.1 and shall ensure that such individuals will respond, on behalf of the Purchaser, to the requests of the Company in an expeditious manner.

(e) The Company agrees to use commercially reasonable efforts to maintain, from time to time, its inventory levels at levels consistent in all material respects, with historical inventory levels, as disclosed in the Company Filings.

(f) Each of the Company and the Purchaser acknowledge and confirm that in respect of their communications they have at all times complied with, and will continue to comply with, ISED Canada’s policy on prohibition of collusion and other communication rules applicable to spectrum license auctions.

(g) The Company agrees that it will not, and will cause its Subsidiaries to not, wilfully take any of the actions set forth in Schedule 4.1(g) of the Company Disclosure Letter.

4.2 Conduct of the Business of the Purchaser

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement or the Plan of Arrangement or as required by Law or a Governmental Entity, the Purchaser shall not, and the Purchaser shall not permit any of its Subsidiaries to, directly or indirectly:

(a)

amend the Purchaser’s or any of its Subsidiary’s Constating Documents or similar organizational documents (including any term of the Purchaser Shares) in any manner that would have a material and adverse impact on the value of the Purchaser Shares, except that this restriction shall not apply (i) if the Purchaser irrevocably agrees to appropriately adjust the Arrangement Consideration Shares to be paid per Company Participating Share to the Shaw Family Shareholders to eliminate the effects of such event on the Arrangement Consideration to be paid per Company Participating Share to the Shaw Family Shareholders, or (ii) to amendments to create one or more new series of preferred shares of the Purchaser into which debt securities issued in a Substitute Financing or Alternative Financing may be converted or exchanged, and any corresponding amendments to modify the rights, privileges, restrictions or conditions to any existing series of preferred shares of the Purchaser to accommodate those new series of preferred shares of the Purchaser;

(b)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Purchaser;

(c)

reorganize, amalgamate, merge or proceed with any business combination or acquisition transaction with any other Person, nor acquire by amalgamating, merging, consolidating, combining with, purchasing a majority of the voting securities of, or substantially all of the assets of or otherwise, any business or Person, nor sell, facilitate or permit the sale by any of the foregoing methods voting securities or substantially all of the assets of the Purchaser to any Person (in each case, excluding any such transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries) where such transaction would reasonably be expected to materially delay, impede or impair the transactions contemplated by this Agreement; or

(d)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing;

provided that nothing in this Section 4.2 shall restrict or prevent any issuance of debt, equity or hybrid securities in connection with the Arrangement, nor any other action reasonably necessary or advisable in connection with the Arrangement.

4.3 Covenants of the Company Relating to the Arrangement

(a) Subject to the terms and conditions of this Agreement, the Company shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its Subsidiaries to (other than in connection with obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.5):

(i)

use commercially reasonable efforts, upon reasonable consultation with the Purchaser, to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any lawsuits or proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement, provided that neither the Company nor any of its Subsidiaries will consent to the entry of any judgment or settlement with respect to any such lawsuit or proceeding without the prior written approval of the Purchaser, not to be unreasonably withheld, conditioned or delayed;

(ii)

use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(iii)

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or any commercially reasonable action not to be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement;

(iv)

use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) required under the Material Contracts in connection with the Arrangement, or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser (it being expressly agreed by the Purchaser that the receipt of any such consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations is not a condition to the closing of Arrangement);

(v)

use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement; and

(vi)

use commercially reasonable efforts to assist in causing each member of the Company Board and the board of directors of each of the Company’s wholly-owned Subsidiaries (in each case to the extent requested by the Purchaser) to be replaced by Persons designated or nominated, as applicable, by the Purchaser effective as of the Effective Time.

(b) The Company shall promptly notify the Purchaser of:

(i)	any Material Adverse Effect after the date hereof;

(ii)

any notice or other communication from any Person alleging (A) that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is or may be required in connection with this Agreement or the Arrangement, or (B) that such Person is terminating, may terminate, or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(iii)

(A) any written notice or other written communication from any bargaining agent representing Company Employees giving notice to bargain and as permitted by Law, copies of any proposals made by any such bargaining agent that, if implemented, would materially modify the terms of a Collective Agreement; and (B) the status of any ongoing collective bargaining negotiations with any union between the date of the Agreement and the Effective Time and promptly provide the Purchaser with copies of all material documents provided by either party in the course of any such collective bargaining negotiations;

(iv)

other than in connection with the Regulatory Approvals (which shall be governed by Section 4.5), unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(v)

any (A) material filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or its Subsidiaries in connection with this Agreement or the Arrangement.

(c) The Company will ensure that it has available funds to pay the Termination Amount, if payable.

4.4 Covenants of the Purchaser Relating to the Arrangement

(a) Subject to the terms and conditions of this Agreement, the Purchaser shall perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser shall (other than in connection with obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.5):

(i)

use its commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(ii)	use commercially reasonable efforts to effect all necessary registrations, filings and submission of information required by Governmental Entities from it relating to the Arrangement;

(iii)

use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(iv)

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or any commercially reasonable action not to be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement; and

(v)

obtain conditional approval of the listing and posting for trading of the Arrangement Consideration Shares on the TSX (subject only to customary conditions) and the NYSE (subject only to official notice of issuance).

(b) The Purchaser shall promptly notify the Company of:

(i)	any Purchaser Material Adverse Effect after the date hereof;

(ii)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(iii)

other than in connection with the Regulatory Approvals (which shall be governed by Section 4.5), unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(iv)

any material filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Purchaser, threatened against, relating to or involving or otherwise affecting the Purchaser or any of its Subsidiaries in connection with this Agreement or the Arrangement.

(c) The Purchaser will ensure that it has available funds to pay the Reverse Termination Amount, if payable.

4.5 Regulatory Approvals

(a) The Parties agree to use their respective best efforts to obtain all Regulatory Approvals and a No Action Letter and to effect all necessary registrations, filings and submissions of information required by Governmental Entities from either of them relating to the Arrangement as soon as reasonably practicable and in any event so as to allow the Effective Time to occur before the Outside Date.

(b) The Parties agree that:

(i)	the Purchaser shall, as soon as reasonably practicable and in any event within 20 Business Days following the date hereof or such other period of time as may be agreed by the Parties:

(A)	file with the Commissioner of Competition a pre-merger notification pursuant to Part IX of the Competition Act in relation to the transactions contemplated by this Agreement; and

(B)

file with the Commissioner of Competition a competition brief in respect of the transactions contemplated by this Agreement requesting an advance ruling certificate under section 102 of the Competition Act or in the alternative a No Action Letter;

(ii)

the Company shall, as soon as reasonably practicable and in any event within 20 Business Days following the date hereof or such other period of time as may be agreed by the Parties, file a pre-merger notification pursuant to Part IX of the Competition Act in relation to the transactions contemplated by this Agreement;

(iii)

the Parties shall, as soon as reasonably practicable and in any event within 20 Business Days following the date hereof or such other period of time as may be agreed by the Parties file an application, including all required related documents and instruments, for the CRTC Approval;

(iv)

the Parties shall, as soon as reasonably practicable, seek informal, non-binding advice on a confidential basis from ISED Canada with respect to the transfer of the ISED Licenses, as contemplated herein, and as promptly as practicable after receiving any non-binding advice from ISED Canada, but in any event not later than 20 Business Days following the date hereof or such other period of time as may be required by ISED Canada or agreed to by the Parties, file an application, including all required related documents and instruments, for the ISED Approval;

(v)

notwithstanding anything to the contrary in this Agreement, the Purchaser shall have responsibility for the determination and direction of all efforts related to the obtaining of the Regulatory Approvals, including but not limited to the preparation and presentation of all filings, applications or submissions required to obtain the Regulatory Approvals; leading all planning, communications and strategies relating to such efforts; making any determinations regarding withdrawing and refiling any applications, entering any timing agreements or making other determinations related to timing, in each case so long as such action does not delay the Effective Time beyond the Outside Date; and leading the defence to any litigation. The Purchaser shall provide the Company with a reasonable opportunity to consider and comment on its strategy, efforts and proposed efforts related to the obtaining of the Regulatory Approvals, and shall give reasonable consideration to any such comments. Subject to applicable Law, Company shall take all actions requested by Purchaser acting reasonably to support the Purchaser in connection with the efforts related to the obtaining of the Regulatory Approvals. Such support shall include, but is not limited to, entering into any timing agreements with a Governmental Entity (provided any such timing agreement does not delay the Effective Time beyond the Outside Date) and facilitating the reasonable information requirements of third parties as the Purchaser may reasonably determine is advisable in connection with the efforts related to obtaining the Regulatory Approvals.

(c) The Parties shall:

(i)

with respect to any proposed applications, notices, filings, submissions, correspondence, agreements, orders, undertakings, or other information or communications relating to the Regulatory Approvals by one Party, provide the other Party the assistance it may request in the preparation of the same (including providing any information reasonably requested by the other Party or its outside counsel), provide the other Party with draft copies thereof in advance and a reasonable opportunity to review and comment thereon prior to supplying to or filing with a Governmental Entity, and provide the other Party with final copies thereof once supplied or filed, as applicable (except for any such materials or parts thereof that the disclosing party, acting reasonably, considers confidential and competitively sensitive, which then shall be provided on an outside counsel-only basis to external counsel of the other Party);

(ii)

cooperate on a timely basis in the preparation of any response by the other Party to any request for additional information received by such other Party from a Governmental Entity in connection with the Regulatory Approvals;

(iii)

promptly provide or submit all documentation and information that is required by Law or a Government Entity, or advisable in the opinion of the Purchaser, acting reasonably, in connection with obtaining the Regulatory Approvals;

(iv)

in the event a request is issued under subsection 114(2) of the Competition Act, use their best efforts to respond in a manner that is consistent with reasonable requests by Purchaser and that is correct and complete in all material respects in 75 or fewer days of the issuance of such request; provided, however, that if the Company does not respond to any request issued under subsection 114(2) of the Competition Act within such 75-day period, then, the Outside Date shall be extended by the number of days in excess of 75 that the Company requires to respond in accordance with the obligations in this paragraph 4.5(c)(iv);

(v)

provide the other Party and its counsel with advance notice of and the opportunity to participate in any meeting, telephone call or other discussion with any Governmental Entity in connection with the Regulatory Approvals;

(vi)

otherwise keep each other reasonably informed, on a timely basis, of the status of discussions with any Governmental Entity relating to the Regulatory Approvals, including promptly providing copies of any written communications received from Governmental Entities in connection with the Regulatory Approvals or summaries of any verbal communications received in that regard; and

(vii)

effect such presentations and assist at such discussions or meetings with a relevant Governmental Entity as the Purchaser may determine is appropriate for the purpose of obtaining the Regulatory Approvals.

(d) Notwithstanding anything to the contrary herein, in fulfilling its obligations under this Section 4.5, the Purchaser shall:

(i)

propose, negotiate, agree to and effect, by undertaking, commitment, consent agreement, trust, hold separate agreement, Contract, Order or otherwise (and execute and deliver any additional instruments necessary to allow the consummation of the Arrangement and to fully carry out the intention of the Agreement) (A) the sale, divestiture, licensing, holding separate or disposition of all or any part of the businesses or assets of the Purchaser, its affiliates, the Company or its subsidiaries; (B) the termination of any existing contractual rights, relationships and obligations, or entry into or amendment of any licensing arrangements or other contractual relationships; and (C) commitments imposing any other conditions, restrictions, limitations, undertakings, forfeitures or agreements affecting the Purchaser’s and its affiliates’ full rights or ownership of its properties, operations or businesses or the properties, operations or businesses of the Company and its subsidiaries; provided, however, that (Y) any such action is conditioned upon the consummation of the transactions contemplated by this Agreement, and (Z) any effort by the Purchaser to resist or reduce the scope of any such action shall be deemed consistent with its obligations to take best efforts so long as such efforts do not delay the Effective Time beyond the Outside Date taking into account regulatory consents and approvals required for divestitures or other actions that may be required for Purchaser to fulfill its obligations under this Section 4.5; and

(ii)

if any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by or before any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement, the Purchaser shall use its best efforts to resolve such objection or proceeding, including by using its best efforts to avoid, oppose or seek to have lifted or rescinded any decree, order, application or judgment that would restrain, prevent or delay the Closing and defending any lawsuit or other legal proceedings, whether judicial or administrative, challenging or delaying this Agreement or the consummation of the Arrangement.

(e) The Parties shall not, and shall not allow any of their Subsidiaries to, take any action or enter into any transaction, including any merger, acquisition, business combination, joint venture, disposition, lease or contract, that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, the Competition Act Clearance, the CRTC Approval or the ISED Approval, or otherwise prevent, delay or impede the consummation of the transactions contemplated by this Agreement; provided, however, that the Purchaser may agree to the extension of a waiting period or enter into a timing agreement, if the Purchaser determines it to be advisable so long as such efforts do not delay the Effective Time beyond the Outside Date.

(f) All filing and similar fees paid to Governmental Entities associated with obtaining the Regulatory Approvals, including applicable Taxes, shall be borne by the Purchaser

4.6 Access to Information; Confidentiality

(a) Subject to applicable Law and the terms of any existing Contracts, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford the Purchaser and its Representatives reasonable access during normal business hours, throughout the period prior to the Closing, to its employees, properties, books, Contracts and records (including Tax Returns and Tax work papers), and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish as promptly as practicable to the Purchaser and its Representatives all information concerning its business, properties and personnel as may be reasonably requested, and shall provide such on-site access for a reasonable number of Representatives of the Purchaser at the Company’s headquarters and other key facilities, during normal business hours and in such manner as does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries, for Representatives of such other Party who will be designated by such Party to assist in transitional matters. All requests for information made pursuant to this Section 4.5(a) shall be directed to the executive officer or other Persons designated by the Company. No information received pursuant to this Section 4.5(a) or at any time prior to or following the date of this Agreement shall affect or be deemed to modify any representation or warranty made by the Company herein.

(b) This Section 4.5(a) shall not require the Company or its Subsidiaries to permit any access, or to disclose any information that, in the reasonable, good faith judgment of the Company, after consultation with outside counsel, would reasonably be expected to result in the breach of any Contract, any violation of any Law or cause any privilege (including attorney-client privilege) that the Company or its Subsidiaries would be entitled to assert to be waived with respect to such information; provided that, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (i) would not (in the good faith judgment of the Company, after consultation with outside counsel) be reasonably likely to result in the breach of any Contract, any violation of any such Law or be likely to cause such privilege to be waived with respect to such information, or (ii) could reasonably (in the good faith judgment of the Company, after consultation with outside legal counsel) be managed through the use of customary “clean-room” arrangements.

(c) The Parties acknowledge that the Confidentiality Agreement continues to apply in accordance with its terms and, in the case of the Company, that any information provided under this Section 4.5(a) that is Confidential Information (as defined in the Confidentiality Agreement) shall be subject to the terms of the Confidentiality Agreement; provided that to the extent that any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement will prevail. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement in accordance with its terms.

4.7 Pre-Acquisition Reorganization

(a) Subject to Section 4.7(b), the Company agrees that, upon request of the Purchaser, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) implement such reorganizations of their corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably, including amalgamations, liquidations, reorganizations, continuances (including commencing a continuance process), or share transfers or asset transfers (each a “Pre-Acquisition Reorganization”), (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; and (iii) reasonably cooperate with the Purchaser and its advisors to seek to obtain any material consents, approvals, waivers or similar authorizations, if any, which are reasonably required in connection with the Pre-Acquisition Reorganization, provided that any out-of-pocket costs, fees or expenses of the Company or any of its Subsidiaries associated therewith shall be at the Purchaser ’s sole expense.

(b) The Company will not be obligated to implement any Pre-Acquisition Reorganization under Section 4.7(a) unless such Pre-Acquisition Reorganization:

(i)	is not prejudicial to the Company, the Company Shareholders or holders of the Company Senior Notes in any material respect;

(ii)	does not impair the ability of the Company or the Purchaser to consummate, and will not materially delay the consummation of, the Arrangement;

(iii)	does not reduce the Arrangement Consideration or change the form of Arrangement Consideration to be received by the Company Participating Shareholders, as applicable;

(iv)	can be effected prior to, but as close as reasonably practicable to, the Effective Date;

(v)

does not require the Company or any of its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, the Company Shareholders or holders of the Company Senior Notes incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement or the other transactions contemplated by this Agreement in the absence of action being taken pursuant to Section 4.7(a);

(vi)

does not result in any breach by the Company or any of its Subsidiaries of any Material Contract or Authorization or any breach by the Company or any of its Subsidiaries of their respective Constating Documents, organizational documents or Law;

(vii)	does not result in a change of control, default, or acceleration of the Company Credit Facility, the Company Senior Notes or other Contract of the Company providing for the incurrence of Indebtedness;

(viii)	does not, in the opinion of the Company, acting reasonably, unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries;

(ix)

does not require any approval of any Governmental Entity or third party not otherwise required to close the Arrangement that would materially impede or delay the consummation of the transactions contemplated in this Agreement;

(x)	does not result in the withdrawal or material modification of the Fairness Opinions;

(xi)	does not require the directors, officers, employees or agents of the Company or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent; and

(xii)

does not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under Article 6 and has confirmed in writing that it is prepared to promptly and without condition (other than compliance with Section 4.7(a)) proceed to effect the Arrangement.

(c) The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 35 Business Days prior to the Effective Date (unless providing such notice less than 35 Business Days prior to the Effective Date is not prejudicial to the Company, acting reasonably). Upon receipt of such notice, the Company and the Purchaser shall work cooperatively and use their commercially reasonable efforts, to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Company to obtain approval of the Company Shareholders or holders of the Company Senior Notes).

(d) If the Arrangement is not completed (unless this Agreement is terminated pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by the Company]), the Purchaser shall (i) forthwith reimburse the Company for all reasonable out-of-pocket costs and expenses incurred in connection with any proposed Pre—Acquisition Reorganization, including any reasonable costs incurred by the Company in order to restore the organizational structure of the Company to a substantially similar structure of the Company as at the date hereof; and (ii) indemnify the Company, its Subsidiaries, and their respective officers, directors and employees (to the extent that such officers, directors and employees are assessed with statutory liability therefor) for all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (other than those costs and expenses reimbursed in accordance with the foregoing clause (i)).

(e) The Purchaser agrees that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of the Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract).

(f) Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into one or more transactions designed to increase the tax cost of certain non-depreciable capital property of the Company or its Subsidiaries for purposes of the Tax Act, and agrees to use commercially reasonable efforts to assist the Purchaser and to provide information reasonably required by the Purchaser in this regard on a timely basis and to assist in obtaining any such information in order to facilitate such transactions as reasonably requested by the Purchaser, provided that any out-of-pocket costs, fees or expenses of the Company or any of its Subsidiaries associated therewith shall be at the Purchaser ’s sole expense.

4.8 Company Preferred Shares

(a) The Purchaser shall have the option, in its sole discretion, to require the Company to use its reasonable best efforts to redeem the Company Preferred Shares on June 30, 2021 (the “Redemption Date”) in accordance with the terms of the Company Preferred Shares as set out in the Constating Documents (the “Preferred Share Redemption”), by providing written notice to the Company not later than 40 days prior to the Redemption Date (the “Redemption Notice”). Upon receipt of the Redemption Notice, the Company shall use its reasonable best efforts to complete the Preferred Share Redemption on the Redemption Date.

(b) If the Purchaser provides the Company with a Redemption Notice, the Company provides a notice of redemption to Company Preferred Shareholders in accordance with the Constating Documents, the Arrangement is not completed (unless this Agreement is terminated by the Purchaser pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by the Company]) and the Company Preferred Shares are redeemed pursuant to such notice of redemption (whether the Redemption Date is prior to or following such termination) the Purchaser shall forthwith following the later of such termination of this Agreement or the Redemption Date: (i) reimburse the Company for all reasonable out-of-pocket costs and expenses incurred in connection with the Preferred Share Redemption; and (ii) make a payment to the Company, by wire transfer of immediately available funds to an account designated by the Company, in the amount of $120,000,000 as reimbursement to the Company for its out-of-pocket costs and expenses incurred in connection with the Preferred Share Redemption. For the avoidance of doubt, amounts paid by the Purchaser to the Company pursuant to this Section 4.8(b) shall not be credited towards the payment of the Reverse Termination Amount.

4.9 Tax Matters

The Company covenants and agrees that, until the Effective Date, the Company and its Subsidiaries shall (a) duly and timely file with the appropriate Governmental Entity, all material Tax Returns required to be filed by any of them, which shall be correct and complete in all material respects, and (b) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all material amounts required to be so paid, withheld, collected or remitted. The Company shall keep the Purchaser reasonably informed of any material events, discussions, notices or changes with respect to any Tax audit or investigation by a Governmental Entity or any material action, suit, proceeding, or hearing involving the Company or any of its Subsidiaries (other than Ordinary Course communications which could not reasonably be expected to be material to the Company and the Subsidiaries on a consolidated basis).

4.10 Public Communications

(a) The Parties agree to jointly issue a press release with respect to this Agreement as soon as practicable after its due execution. The Parties shall reasonably cooperate in the development of a joint communication plan (including the preparation of presentations) with respect to the respective securityholders, customers, suppliers, employees and other stakeholders of the Parties regarding the Arrangement and the transactions contemplated by this Agreement.

(b) A Party shall not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement, including in connection with the Company Meeting, without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that, notwithstanding anything to the contrary in this Agreement, each Party shall be permitted to make any disclosure or filing in accordance with applicable Securities Laws, and if, in the opinion of its outside legal counsel, such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party shall use its reasonable best efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or their respective counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Notwithstanding the foregoing, a Party (i) may make internal announcements to employees and have discussions with its shareholders, financial analysts and other stakeholders relating to this Agreement or the transactions contemplated hereby, and (ii) may make public announcements in the Ordinary Course that do not relate specifically to this Agreement or the Arrangement, provided that, in each case, such announcements or discussions, as applicable, are not inconsistent with (A) the most recent press release, public disclosures or public statements made by the Company or the Purchaser that were approved by both Parties prior to filing or release, as applicable, and (B) the joint communication plan referred to in Section 4.10(a); and provided further that, except as required by Article 5, the Company shall have no obligation to obtain the consent of or consult with the Purchaser in connection with any press release, public statement, disclosure or filing by the Company with respect to a Change in Recommendation. For the avoidance of doubt, the Parties agree that the provisions of this Section 4.10 shall not apply to filings or disclosures in connection with the Company Circular, the Interim Order and the Final Order, which shall be governed by other provisions of this Agreement.

(c) The Parties acknowledge that each of the Company and the Purchaser will file this Agreement (with such redactions as may be mutually agreed upon between the Company and the Purchaser, each acting reasonably) and a material change report relating thereto on SEDAR.

4.11 Notice and Cure Provisions

(a) Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(ii)	give rise to, a failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(b) Notification provided under this Section 4.11 will not affect the representations, warranties, covenants, conditions, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c) The Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iii)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by the Purchaser] and the Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by the Company], unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date, provided that, for greater certainty, if any matter is not capable of being cured by the Outside Date, the Terminating Party may immediately exercise the applicable termination right.

(d) If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) five Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

4.12 Employee Matters

(a) The Parties acknowledge that any change of control, retention, severance or any other similar payments owed to Company Employees or the directors of the Company by the Company or any of its Subsidiaries as a result of the completion of the Arrangement (as disclosed in Schedule 4.12(a) of the Company Disclosure Letter) shall, subject to Schedule 4.12(a) of the Company Disclosure Letter, be paid by the Company to such Company Employees or directors on the Effective Date in accordance with the terms of the applicable Employee Plan and Schedule 4.12(a) of the Company Disclosure Letter prior to or simultaneously with the sending by the Company of the Articles of Arrangement to the Director in accordance with Section 2.9.

(b) The Purchaser hereby agrees to comply with the terms set forth in Schedule 4.12(b) of the Company Disclosure Letter.

(c) With respect to all employee benefit plans of the Purchaser and its affiliates that the Purchaser or its affiliates designate as being for the benefit of Company Employees, for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Purchaser or any of its affiliates; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or compensation for the same period of service or is not permitted under the applicable benefit plan and subject, in any case, to compliance with applicable Laws with respect to the Company Employees who are subject to a Collective Agreement or a union certification application, as may be amended or modified from time to time in accordance with such Collective Agreement and applicable Law.

(d) Notwithstanding anything in this Agreement to the contrary, this Section 4.12 shall not (i) give any Company Employees any right to continued employment; (ii) except as set forth in Schedule 4.12(b) of the Disclosure Letter, affect or otherwise increase the severance, post-termination benefits or other termination entitlements of Company Employees under their current employment agreements, any Employee Plan and the related trust agreement, (iii) impair in any way the right of the Company to terminate the employment of any Company Employee; or (iv) apply to any Company Employee who is or becomes covered by a Collective Agreement whose terms and conditions of employment following the Effective Time shall be governed by the terms of the applicable Collective Agreement.

(e) The provisions of this Section 4.12 are solely for the benefit of the Parties, and no provision of this Section 4.12 is intended to, or shall, constitute the establishment or adoption of or an amendment to any Employee Plan and, except as otherwise explicitly provided for in this Agreement, no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

4.13 Insurance and Indemnification

(a) Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser shall, or shall cause the Company and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% (such amount, the “Base Premium”) of the Company’s current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries; provided further , however, that if such insurance can only be obtained at a premium in excess of the Base Premium, the Company may purchase the most advantageous policies of directors ’ and officers’ liability insurance reasonably available for an annual premium not to exceed the Base Premium, and the Purchaser shall, or shall cause the Company and its Subsidiaries to, maintain such coverage for six years from the Effective Date.

(b) The Purchaser shall cause the Company and its Subsidiaries to honour all rights to indemnification or exculpation now existing under applicable Law, the Constating Documents of the Company or any of its Subsidiaries or under indemnification agreements entered into in the Ordinary Course in favour of present and former employees, officers and directors of the Company and its Subsidiaries (together with their respective heirs, executors or administrators, the “Indemnified Persons”), and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms without modification for a period of not less than six years from the Effective Date, and the Company and its Subsidiaries or any of their respective successors or assigns (including any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company or any of its Subsidiaries with or into one or more other entities (pursuant to a statutory procedure or otherwise)), as applicable, shall continue to honour such rights of indemnification and exculpation and indemnify such Indemnified Persons pursuant thereto, with respect to actions or omissions of such Indemnified Persons occurring prior to the Effective Time, for six years from the Effective Date.

(c) If the Company or any of its Subsidiaries or any of their respective successors or assigns (including any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company or any of its Subsidiaries with or into one or more other entities (pursuant to a statutory procedure or otherwise)) (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.13.

(d) The Purchaser shall pay all reasonable expenses, including legal fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided for in this Section 4.13. The rights of each Indemnified Person hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Person may have under the Constating Documents of the Company or any of its Subsidiaries or any other indemnification arrangement.

(e) The provisions of this Section 4.13 shall be binding, jointly and severally, on all successors of the Purchaser.

(f) The Purchaser acknowledges to each Indemnified Person his or her direct rights against it under the provisions of this Section 4.13, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf.

4.14 Exchange Delisting

If requested by the Purchaser, the Company agrees to cooperate with the Purchaser in taking, or causing to be taken, all actions necessary to delist the Company Participating Shares from the NYSE, TSX and TSXV, as applicable, as promptly as practical following the Effective Time (including, if requested by the Purchaser, such actions as may be necessary to delist the Company Participating Shares on the Effective Date).

4.15 Purchaser Debt Financing

(a) The Purchaser shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Debt Financing at or prior to the Closing on the terms and conditions contained in the Debt Commitment Letter, including to:

(i)

maintain in effect the Debt Commitment Letter in accordance with its terms (except for such amendments, supplements, modifications, full or partial replacements or waivers permitted under this Section 4.15);

(ii)	negotiate and enter into the Debt Financing Documents;

(iii)

satisfy or obtain the waiver of all conditions to funding in the Debt Commitment Letter (or Debt Financing Documents entered into with respect to the Debt Financing) that are applicable to and within the control of the Purchaser to enable the consummation of the Debt Financing at or prior to the Effective Time;

(iv)	assuming that all conditions contained in the Debt Commitment Letter have been satisfied, consummate the Debt Financing at or prior to the Closing; and

(v)

enforce its rights under the Debt Commitment Letter, including in the event of a breach by the Debt Financing Sources that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Arrangement (it being agreed that any delay to a date that would be later than the Outside Date is a material delay), provided that, subject to the other terms of this Agreement to the contrary, (1) nothing in this clause will limit the ability of the Purchaser to pursue the Debt Financing in any manner not otherwise prohibited by this Agreement and (2) in no event shall the Purchaser be required to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (including any flex provisions), or agree to any term (including any “market flex” term) less favorable to the Purchaser than such term contained in such Debt Commitment Letter as in effect on the date hereof.

(b) The Purchaser shall have the right from time to time to amend, restate, supplement, terminate, replace or otherwise modify, or waive its rights under, any Debt Commitment Letter or Debt Financing Document, including to reduce the available funding under or to terminate any such Debt Commitment Letter or Debt Financing Document in order to obtain alternative sources of financing in lieu of all or a portion of the Debt Financing, including via an offering of debt securities (a “Substitute Financing”); provided that the Purchaser shall not permit, without the prior written consent of the Company, any amendment, restatement, supplement, termination, replacement or other modification to be made to, or any waiver or release of any provision or remedy to be made under, the Debt Commitment Letter or any Debt Financing Document (it being understood that the exercise of any “market flex” provisions shall not be deemed to be an amendment, restatement, supplement, termination, replacement, modification, waiver or release) if such amendment, restatement, supplement, termination, replacement, modification, waiver or release would:

(i)

reduce the aggregate amount of net proceeds available from the Debt Financing (including, for greater certainty, any Substitute Financing and/or Alternative Financing) to an amount that, together with the Purchaser’s cash on hand and cash equivalents, would be less than the amount required to satisfy the aggregate Arrangement Consideration payable by the Purchaser under the terms of the Plan of Arrangement pursuant to this Agreement (for the avoidance of doubt, it is understood and agreed that any reduction of the aggregate amount of the net proceeds available from the Debt Financing with the gross cash proceeds available from any Alternative Financing and/or Substitute Financing shall not constitute an amendment, restatement, termination, replacement, supplement, modification, or waiver that is subject to the terms of this Section 4.15(b)(i)); or

(ii)

impose new or additional conditions precedent or otherwise expand, amend or modify any of the conditions precedent to the receipt of the Debt Financing, including any change to the Limited Conditionality Provisions or Specified Representations (as such terms are defined in the Debt Commitment Letter, or any analogous or similar terms), in a manner reasonably likely to prevent or delay or materially impair the ability of the Purchaser to fund the Arrangement Consideration on the Closing Date, provided, however, that this shall not prevent (or require the Purchaser to obtain the prior written consent of the Company for) any conditions precedent that are new or additional to, or expand, amend or modify, the conditions precedent contained in the Debt Commitment Letter (including the “market flex” provisions thereof)(x) that are customary for a bridge facility or a bond financing or (y) that are not materially less favourable to the Purchaser.

(c) The Purchaser shall be permitted to: (i) amend, restate, terminate, replace, supplement or otherwise modify the Debt Commitment Letter to add and appoint lenders, arrangers, book-runners, underwriters, agents, syndication and documentation agents or similar entities who have not executed the Debt Commitment Letter as at the date of this Agreement to provide for the assignment and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional entities in connection with their addition or appointment and (ii) assign its rights and obligations under the Debt Commitment Letter to certain affiliates of the Purchaser to the extent permitted under the Debt Commitment Letter (provided that any such assignment shall not affect the liabilities or obligations of the Purchaser under the terms of this Agreement and the Purchaser shall cause any such assignee to perform any such obligations to the extent necessary to preserve the original intent of the Parties under this Agreement).

(d) The Purchaser shall deliver to the Company true, correct and complete copies of any executed written amendment, modification, restatement, supplement, replacement, modification, waiver or release relating to the Debt Commitment Letter (provided that such copies may be subject to customary redactions with respect to fee amounts, economic terms and “market flex” provisions). Any reference in this Agreement to (A) “Debt Commitment Letter” and “Debt Financing Document” shall include any amendment, restatement, supplement, replacement or other modification of such document, in each case from and after such amendment, restatement, supplement, replacement or other modification, and (B) the “Debt Financing” shall be deemed to include, in whole or in part (as applicable), any replacement or substitute financing provided for thereunder, including, for greater certainty, a Substitute Financing or any other Alternative Financing.

(e) Upon reasonable request by the Company, the Purchaser will provide the Company with information, in reasonable detail, with respect to the current status of all material activity concerning arranging and obtaining the Debt Financing. Without limiting the generality of the foregoing, the Purchaser shall give the Company notice as soon as reasonably practicable:

(i)	of any actual material breach or material default by any party to the Debt Commitment Letter or the Debt Financing Documents of which the Purchaser becomes aware;

(ii)

of the receipt of any written notice or other communication with respect to any actual breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Debt Financing Documents;

(iii)

if the Purchaser determines in good faith that it will not be able to satisfy any of the obligations to, or otherwise be able to, obtain some or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or Debt Financing Documents prior to the Outside Date; and

(iv)	if the Debt Commitment Letter expires or is terminated for any reason.

As soon as reasonably practicable after the date the Company delivers to the Purchaser a written request, the Purchaser shall provide any information reasonably requested by the Company relating to the circumstances referred to in clauses (i) to (iv) in this Section 4.15(e). The Purchaser shall not be required to make a disclosure under this Section 4.15(e) to the extent that any such disclosure would be prohibited under applicable Law or could reasonably be expected to result in a waiver of attorney-client privilege.

(f) If any portion of the Debt Financing that is required to fund the Arrangement Consideration becomes unavailable on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Commitment Letter, the Purchaser shall use its reasonable best efforts to arrange and obtain, as promptly as practicable but in no event later than Closing, alternative financing for such unavailable portion, including alternative debt and/or equity financing (“Alternative Financing”), provided that such Alternative Financing shall not reduce aggregate proceeds in the manner described in Section 4.16(c)(i) (subject to the carve-outs contained therein) nor impose additional conditions in the manner set forth in Section 4.16(c)(ii) (subject to the carve-outs contained therein).

(g) The Purchaser shall deliver to the Company true, correct and complete copies of any executed commitment or similar letter(s) for any Alternative Financing or Substitute Financing when available (provided that such copies may be subject to customary redactions with respect to fee amounts, economic terms, “market flex” provisions, and other confidential or commercially sensitive information). In the event that: (i) Alternative Financing as contemplated under Section 4.15(f) is obtained or (ii) Substitute Financing as contemplated under Section 4.15(b) is obtained or (iii) the Purchaser otherwise arranges and obtains alternative debt or equity financing, all references in this Agreement to “Debt Financing” shall be deemed to include such Alternative Financing and/or Substitute Financing and all references to the “Debt Commitment Letter” shall be deemed to include the applicable commitment or similar letter(s) and any related fee letter(s) for the Alternative Financing and/or Substitute Financing and all references to “Debt Financing Documents” shall be deemed to include the applicable credit, underwriting, agency or purchase agreement, or other definitive documentation, for such Alternative Financing and/or Substitute Financing.

(h) The Company shall use its reasonable best efforts to, and shall cooperate with the Purchaser in order to, obtain all appropriate consents and waivers from the lenders under the Company Credit Facility at or prior to the Effective Time in order to avoid an event of default thereunder in connection with the Arrangement and the transactions contemplated by this Agreement.

(i) Except if the Company Credit Facility is repaid and terminated at the Effective Time, the Purchaser shall, and shall cooperate with the Company in order to, obtain all appropriate consents and waivers from the lenders under the Company Credit Facility at or prior to the Effective Time in order to avoid an event of default thereunder in connection with the Arrangement and the transactions contemplated by this Agreement.

4.16 Financing Assistance

(a) Subject to Section 4.16(c), the Company shall use its reasonable best efforts, and shall cause its Subsidiaries and its and their Representatives to use their reasonable best efforts, to provide such customary and timely co-operation to the Purchaser as the Purchaser may reasonably request in connection with the arrangement, syndication, marketing or consummation of the Debt Financing and any and all full or partial alternative debt and/or equity financing that may be sought and/or obtained by the Purchaser to fund the aggregate Arrangement Consideration payable under the terms of, or otherwise in connection with, the Plan of Arrangement (collectively the “Financing”), including using reasonable best efforts to:

(i)

co-operate in respect of diligence efforts, presentations or meetings held by or on behalf of the Purchaser with the financial institutions identified in the Debt Commitment Letter, and with any other investor, agent, arranger, lender, underwriter or other Person that commits or proposes to provide or arrange, or enters into definitive agreements (including, for greater certainty, any credit, underwriting, agency or securities purchase agreement for a Substitute Financing) related to the Financing (collectively, the “Financing Sources”), including the participation of senior officers of the Company in a reasonable number of due diligence sessions and one-on-one sessions with prospective investors, and presentations to rating agencies, provided that during the prevalence of the COVID-19 pandemic and the existence of travel restrictions and public health ordinances and advisories limiting or recommending against travel or gatherings, all meetings shall at the Company’s option, be conducted virtually online;

(ii)

without limiting the confidentiality restrictions noted in Section 4.16(c)(v) below, provide or make available to the Purchaser, its Representatives and the Financing Sources and their respective agents and advisors the Required Financing Information and other such financial information, operating data, business and or other information regarding the Company or any of its Subsidiaries, as the Purchaser may reasonably request in connection with the preparation of any marketing materials, offering documents, prospectuses, offering memorandums, bank information memorandums, rating agency presentations, investor presentations and similar documents (collectively, the “Financing Materials”) used in connection with the Financing and assist in the preparation of the Financing Materials, including by (x) providing the Purchaser and its Representatives with any financial information and data required to prepare any pro forma financial statements that are required under applicable Securities Laws to be included in, or as may otherwise be reasonably required for and are customarily included in, the Financing Materials and (y) providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and other financing sources (without limiting the confidentiality restrictions below) and containing a customary representation to the Debt Financing Sources that that the public side versions of such documents (if any) do not include material non-public information about the Company or its Subsidiaries or their securities and as to the accuracy of the information contained in the disclosure and marketing materials related to the financing contemplated by the Debt Commitment Letter; provided, however, that the Company shall not be required to provide (i) any pro forma financial statements or any information regarding any post-Effective Time or pro forma adjustments desired to be incorporated into any information used in connection with the Financing (including any synergies or cost savings), pro forma ownership or an as-adjusted capitalization table, (ii) projections, (iii) any description of all or any component of the Financing, or (iv) risk factors relating to all or any component of the Financing;

(iii)

co-operate and provide information reasonably required by or for the benefit of the Financing Sources in the context of due diligence and verification, in compliance with applicable requirements or consistent with customary practice, as applicable, including promptly executing and delivering to Purchaser and the Financing Sources at least four Business Days before the Effective Date all documentation and other information with respect to the Company and its Subsidiaries (excluding information about its shareholders and creditors) that is required in connection with the Financing under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and the requirements of 31 C.F.R. §1010.230;

(iv)

to the extent requested by the Purchaser, co-operate in the discharge of existing Indebtedness and Liens of the Company and its Subsidiaries in connection with the Financing (which discharge, for the avoidance of doubt, shall be the obligation of the Purchaser to be funded by the Purchaser and shall not be required to take effect before the Effective Time), including obtaining customary debt pay-off letter(s) and delivering a draft of such pay-off letter(s) to the Purchaser for review and comment;

(v)

to the extent requested by the Purchaser, provide guarantees and facilitate the pledging of collateral and granting of security interests in connection with the Financing, (which guarantees and security interests, for the avoidance of doubt, shall not be required to take effect before the Effective Time), and co-operate with the preparation and negotiation of and entry into of definitive and ancillary documentation in connection with the Financing;

(vi)

promptly updating any Required Financing Information provided by or on behalf of it, or which relates to the Company and its Subsidiaries, to ensure that such information does not contain a Misrepresentation and as may be necessary so that such Required Financing Information (i) satisfies the Compliance Requirements, (ii) meets the applicable requirements set forth in the definition of “Required Financing Information” and (iii) would not, after giving effect to such update(s), cause the Marketing Period to cease or be deemed not to have commenced pursuant to the definition of “Marketing Period” ;

(vii)

use reasonable best efforts to obtain any necessary co-operation from any of its auditors and any other advisors to the use of any financial or other expert information required to be included, or customarily included, in the Financing Materials, including any consents and authorization letters with respect to the inclusion thereof in such Financing Materials and customary comfort letters, and cause its auditors and any other advisors to participate in a reasonable number of accounting due diligence sessions and drafting sessions as may be required in connection with the Financing; and

(viii)

cause the taking of any corporate actions, or otherwise, by the Company and its Subsidiaries reasonably necessary to permit the completion of such Financing, in each case effective no earlier than, the Effective Time and subject to the completion of the Arrangement.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Purchaser expressly acknowledges and agrees that its obligations hereunder are not conditioned in any manner upon obtaining the Debt Financing, any Alternative Financing or Replacement Financing, or any other financing, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser. For the avoidance of doubt, if any financing referred to in this Section 4.16 is not obtained, the Purchaser will continue to be obligated to consummate the Arrangement, subject to and on the terms contemplated by this Agreement, subject to the applicable conditions set forth in Article 6.

(c) The Company or any of its Subsidiaries and their respective Representatives shall only be required to undertake the actions described in Section 4.16(a) provided that:

(i)	such actions do not unreasonably interfere with the ongoing business operations of the Company or any of its Subsidiaries;

(ii)

the Company shall not be required to provide, or cause any of its Subsidiaries to provide, co-operation that involves any binding commitment or agreement (including the entry into any agreement or the execution of any certificate) by the Company or its Subsidiaries (or commitment or agreement which becomes effective prior to the Effective Time) which is not conditional on the completion of the Arrangement and does not terminate without liability to the Company and its Subsidiaries upon the termination of this Agreement;

(iii)

neither the Company nor any of its Subsidiaries shall be required to take any action pursuant to any Contract, certificate or instrument that is not contingent upon the occurrence of the Effective Time or that would be effective prior to the Effective Time;

(iv)

no employee, officer or director of the Company or any of its Subsidiaries shall be required to take any action which would result in such Person incurring any personal liability (as opposed to liability in such Person’s capacity as an officer) with respect to the matters related to the Financing;

(v)

any Financing Sources acknowledge the confidentiality of Confidential Information (as defined in the Confidentiality Agreement) received by them (including through customary “click-through” confidentiality undertakings on electronic data sites);

(vi)	neither the Company nor any of its Subsidiaries shall be required to:

(A)

pay any commitment, consent or other similar fee, incur any liability (other than the payment of reasonable and documented out-of-pocket costs related to such co-operation which shall be reimbursed by the Purchaser to the extent contemplated by Section 4.16(d)) or provide or agree to provide any indemnity in connection with any Financing prior to the Effective Time;

(B)	contravene any applicable Law or the Constating Documents of the Company or any of its Subsidiaries; or

(C)	contravene any agreement that relates to any outstanding Indebtedness of the Company or any of its Subsidiaries or any other Material Contracts;

(vii)	such action would not cause any condition to Closing set forth in Article 6 to fail to be satisfied by the Outside Date;

(viii)	such action would not cause any breach of this Agreement that is not irrevocably waived by the Purchaser; and

(ix)	the Company shall not be required to waive or amend any terms of this Agreement.

(d)	If this Agreement is terminated (other than pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by the Company]), the Purchaser shall:

(i)	forthwith reimburse the Company for all reasonable out-of-pocket costs, fees and expenses incurred by the Company and its Subsidiaries in connection with any Financing; and

(ii)

indemnify the Company and its Subsidiaries from and against any and all losses, damages, costs and expenses suffered or incurred by any of them in connection with the co-operation of the Company and its Subsidiaries contemplated by Section 4.16(a) or in connection with any Financing, in each case, other than in connection with any information supplied by or on behalf of the Company or any of its Subsidiaries (or which relates to the Company or any of its Subsidiaries which is approved in writing by the Company or any of its Subsidiaries) or to the extent resulting from the breach of this Agreement by, or the fraud, negligence or willful misconduct of the Company or any of its Subsidiaries or any of their respective Representatives.

(e) The Company hereby consents to the use of its and its Subsidiaries’ trademarks, trade names and logos in connection with the Financing; provided that:

(i)	such trademarks, trade names and logos are used solely:

(A)	in a manner that is not intended, or reasonably likely, to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company and its Subsidiaries; and

(B)	in connection with a description of the Company, its business and products and the transactions contemplated by this Agreement (including the Financing); and

(ii)	the Financing Sources shall only be entitled to use such trademarks, trade names and logos in connection with the Financing and they shall have no property rights therein.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

5.1 Non-Solicitation

(a) Except as expressly provided in this Article 5, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any Representative or otherwise, and shall not permit any such Person to:

(i)

solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer (whether public or otherwise) that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)

enter into or otherwise engage, continue or participate in any discussions or negotiations with any Person (other than the Purchaser or any Person acting jointly or in concert with the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)	make a Change in Recommendation;

(iv)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the formal announcement or public disclosure of such Acquisition Proposal or, in the event that the Company Meeting is scheduled to occur within such five (5) Business Day period, prior to the third Business Day prior to the date of the Company Meeting will not be considered to be in violation of this Section 5.1, provided the Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation before the end of such period); or

(v)	accept or enter into, or publicly propose to accept or enter into, any Contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 5.3).

(b) The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(i)

immediately discontinue access to and disclosure of all information, if any, to any such Person, including any data room and any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries; and

(ii)

promptly request, and exercise all rights it has to require, (A) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Person other than the Purchaser since January 1, 2020 in connection with any Acquisition Proposal, and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

(c) The Company represents and warrants that, since January 1, 2020, the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party, except to permit submissions of expressions of interest prior to the date of this Agreement.

(d) The Company covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party or may hereafter become a party in accordance with Section 5.3, and (ii) neither the Company, nor any of its Subsidiaries nor any of their respective Representatives will, without the prior written consent of the Purchaser (which consent may be withheld, conditioned or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations with respect to the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party.

5.2 Notification of Acquisition Proposals

If the Company or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of (X) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or (Y) any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any of its Subsidiaries, the Company:

(a)

may, in a form reasonably acceptable to the Purchaser (i) communicate with any Person solely for the purposes of clarifying the terms of any such inquiry, proposal or offer made by such Person, (ii) advise any Person of the restrictions of this Agreement, and (iii) advise any Person making such inquiry, proposal or offer that the Company Board has determined that such inquiry, proposal or offer does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal;

(b)

shall promptly notify the Purchaser, at first orally, and then as soon as practicable (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and copies of all agreements, documents, correspondence or other material received in respect of, from or on behalf of such Person; and

(c)

shall keep the Purchaser fully informed of the status of discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request (to the extent permitted by this Article 5), and any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

5.3 Responding to an Acquisition Proposal

(a)

Notwithstanding Section 5.1, if at any time, prior to obtaining the approval by the Company Participating Shareholders of the Arrangement Resolution, the Company receives a bona fide written Acquisition Proposal that was not solicited in contravention of Section 5.1, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(i)

the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(ii)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(iii)	the Company has been, and continues to be, in compliance with its obligations under this Article 5 in all material respects;

(iv)

prior to providing any such copies, access, or disclosure, the Company enters into an Acceptable Confidentiality Agreement with such Person and any such copies, access or disclosure provided to such Person shall have already been (or shall concurrently be) provided to the Purchaser; and

(v)	the Company promptly provides the Purchaser with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of such Acceptable Confidentiality Agreement.

(b) Nothing contained in this Agreement shall prohibit the Company Board or the Company from making any disclosure to securityholders of the Company if the Company Board, acting in good faith and upon the advice of outside legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board or such disclosure is required by applicable Law, provided that (i) the Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 5.3(b), and shall give reasonable consideration to comments made by the Purchaser and its outside legal counsel, and (ii) notwithstanding the foregoing, the Company Board shall not be permitted to make a Change in Recommendation other than as permitted by Section 5.4.

5.4 Right to Match

(a) If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Participating Shareholders, the Company Board may make a Change in Recommendation, if and only if:

(i)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(ii)	the Company has been, and continues to be, in compliance with its obligations under this Article 5 in all material respects;

(iii)

the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Company Board to make a Change in Recommendation with respect to such Superior Proposal, including a notice as to the value in financial terms that the Company Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (collectively, the “Superior Proposal Notice”);

(iv)	the Company or its Representatives have provided to the Purchaser a copy of any proposed definitive agreement for the Superior Proposal;

(v)

at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the material referred to in Section 5.4(a)(iv);

(vi)

during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal; and

(vii)

if the Purchaser has offered to amend this Agreement and the Arrangement under Section 5.4(b), the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(d).

(b) For greater certainty notwithstanding any Change in Recommendation in accordance with Section 5.4(a), the Company shall cause the Company Meeting to occur and the Arrangement Resolution to be put to the Company Participating Shareholders thereat for consideration in accordance with this Agreement, and the Company shall not submit to a vote of its shareholders any Acquisition Proposal other than the Arrangement Resolution prior to the termination of this Agreement.

(c) During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (i) the Company Board shall review any offer made by the Purchaser under Section 5.4(a)(vi) to amend the terms of this Agreement and the Arrangement in good faith, after consultation with outside legal counsel and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to constitute a Superior Proposal; and (ii) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If, as a consequence of the foregoing, the Company Board, after consultation with outside legal counsel and financial advisors, determines that such Acquisition Proposal would cease to constitute a Superior Proposal, the Company shall promptly so advise the Purchaser, and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(d) Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or a modification to, the consideration (or value of such consideration) to be received by Company Participating Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded an additional five Business Day Matching Period from the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials referred to in Section 5.4(a)(iv) with respect to each new Superior Proposal from the Company.

(e) The Company Board shall promptly reaffirm the Company Board Recommendation by press release after any Acquisition Proposal which is not determined to constitute a Superior Proposal is publicly announced or the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(b) would result in an Acquisition Proposal no longer constituting a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its outside legal counsel.

(f) If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than 10 Business Days before the Company Meeting, the Company may, and shall at the request of Purchaser, postpone the Company Meeting to a date that is not more than 15 Business Days after the scheduled date of the Company Meeting (and, in any event, prior to the Outside Date).

5.5 Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or its Representatives is deemed to be a breach of this Article 5 by the Company.

ARTICLE 6

CONDITIONS

6.1 Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Participating Shareholders at the Company Meeting in accordance with the Interim Order.

(b)

Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(c)

Key Regulatory Approvals. Each of the Key Regulatory Approvals has been made, given or obtained and each such Key Regulatory Approval is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Arrangement.

(d)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

(e)

Listing of Consideration Shares. The Arrangement Consideration Shares to be issued pursuant to the Arrangement have been approved for listing on the TSX (subject only to customary conditions) and the NYSE (subject only to official notice of issuance).

6.2 Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)

Representations and Warranties of the Company. The representations and warranties of the Company set forth in: (i) paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation] and 5(a) [Non-Contravention] of Schedule C shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as if made at and as of such time; (ii) the representations and warranties of the Company set forth in paragraphs 6 [Capitalization] and 33 [Brokers] of Schedule C shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the Effective Time; and (iii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.2(a)(iii) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time, as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this Section 6.2(a)(iii) where the failure to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, and the Company has delivered a certificate confirming same to the Purchaser, executed by two executive officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(b)

Performance of Covenants by the Company. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time which have not been waived by the Purchaser, and has delivered a certificate confirming same to the Purchaser, executed by two executive officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(c)	Material Adverse Effect. Since the date of this Agreement, there has not occurred a Material Adverse Effect.

6.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a)

Representations and Warranties of the Purchaser. The representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except where the failure to be so true and correct in all respects, individually and in the aggregate, would not reasonably be expected to materially impede or delay the consummation of the Arrangement, and each of the Purchaser and the Purchaser has delivered a certificate confirming same to the Company, executed by two executive officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

(b)

Performance of Covenants by the Purchaser. The Purchaser has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time which have not been waived by the Company, and the Purchaser has delivered a certificate confirming same to the Company, executed by two executive officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

(c)

Purchaser Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Purchaser Material Adverse Effect. The Parties acknowledge and agree that this Section 6.3(c) is intended for the benefit of, and shall be enforceable by, the Controlling Shareholder and, for such purpose, the Company hereby confirms that it is acting as agent and trustee for and on its behalf.

(d)

Payment of Consideration. The Purchaser shall have complied with its obligations under Section 2.10, the Depositary will have confirmed to the Company receipt from or on behalf of the Purchaser of the Arrangement Consideration contemplated by Section 2.10 and the obligation of the Depositary to pay the amounts payable (in cash and/or Arrangement Consideration Shares, as applicable) to the Company Participating Shareholders pursuant to and in accordance with the Arrangement shall have become irrevocable.

6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Registrar. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds and Purchaser Shares held in escrow by the Depositary pursuant to Section 2.10 hereof shall be released from escrow when the Certificate of Arrangement is issued without any further act or formality required on the part of any Person.

ARTICLE 7

TERM AND TERMINATION

7.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2 Termination

(a)	This Agreement may be terminated prior to the Effective Time by:

(i)	the mutual written agreement of the Parties;

(ii)	either the Company or the Purchaser if:

(A)

Failure of Company Participating Shareholders to Approve. The Required Shareholder Approval is not obtained at the Company Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(A) if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(B)

Illegality. After the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 7.2(a)(ii)(B) has used its commercially reasonable efforts or, in respect of the Regulatory Approvals and the Key Regulatory Approvals or the Competition Act, as applicable, the efforts required by Section 4.5 (to the extent within its control), as applicable, to appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; and provided further that the enactment, making, enforcement or amendment of such Law was not caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement (including Section 4.5); or

(C)

Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(C) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement (including Section 2.10 or Section 4.5);

(iii)	the Company if:

(A)

Breach of Representation or Warranty or Failure to Perform Covenants by the Purchaser. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(a) [Purchaser Representations and Warranties Condition] or Section 6.3(b) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause any condition in Sections 6.1 [Mutual Conditions Precedent] or Section 6.2(a) [Company Representations and Warranties Condition] or Section 6.2(b) [Company Covenants Condition] not to be satisfied;

(B)

Failure to Fund. (i) All conditions precedent contained in Section 6.1 and Section 6.2 have been satisfied or waived (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), (ii) if the Purchaser has given written notice to the Company that it requires a Marketing Period, the Marketing Period has ended, and (iii) the Company has irrevocably given written notice to the Purchaser that it is ready, willing and able to complete the Arrangement, and (iv) at least five Business Days prior to such termination, the Company has given the Purchaser written notice stating its intention to terminate this Agreement pursuant to this Section 7.2(a)(iii)(B), and the Purchaser does not provide or cause to be provided to the Depositary sufficient funds or Arrangement Consideration Shares to complete the transactions contemplated by the Agreement as required pursuant to Section 2.10; or

(iv)	the Purchaser if:

(A)

Breach of Representation or Warranty or Failure to Perform Covenants by the Company. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(a) [Company Representations and Warranties Condition] or Section 6.2(b) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Sections 6.1 [Mutual Conditions Precedent] or Section 6.3(a) [Purchaser Representations and Warranties Condition] or Section 6.3(b) [Purchaser Covenants Condition] not to be satisfied; or

(B)

Change in Recommendation. Prior to the approval by the Company Participating Shareholders of the Arrangement Resolution, (1) the Company Board fails to unanimously (subject to abstentions of any conflicted director) recommend the Arrangement Agreement or withdraws, amends, modifies or qualifies the Company Board Recommendation in a manner adverse to Purchaser or publicly proposes or states its intention to do any of the foregoing, or (2) fails to publicly reaffirm (without qualification) the Company Board Recommendation within five Business Days after having been requested in writing by the Purchaser, acting reasonably, to do so (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting), or (3) the Company Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly announced, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if such date is sooner) after such Acquisition Proposal’s public announcement (in each case, a “Change in Recommendation”) or (4) the Company breaches Article 5 in any material respect.

(C)	Company Material Adverse Effect. There has occurred a Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

(b) The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

7.3 Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the occurrence of the Effective Time, Section 4.13 shall survive for a period of six years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3 and Sections 8.2 through to and including Section 8.17 shall survive, and provided further that, except as provided in Section 8.2(i), no Party shall be relieved of any liability for any willful breach by it of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

8.1 Amendments

(a) This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Participating Shareholders and any such amendment may, subject to the Interim Order and the Final Order and Laws, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive or modify, in whole or in part, any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(iii)	waive or modify, in whole or in part, any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(iv)	waive or modify, in whole or in part, any mutual conditions contained in this Agreement.

(b) Notwithstanding anything set forth in this Agreement to the contrary, to the extent any amendment, modification or waiver of this Section 8.1, Section 8.2(i), Section 8.6, Section 8.7(c), Section 8.10(b) or the definitions of “Debt Commitment Letter”, “Debt Financing”, “Debt Financing Sources” and “Debt Financing Documents” (and any provision of this Agreement to the extent an amendment, supplement, modification or waiver of such provision would modify the substance of any of the foregoing provisions) is sought that is adverse to the interests of the Debt Financing Sources, the prior written consent of such adversely affected Debt Financing Source will be required before such amendment, modification or waiver is rendered effective.

8.2 Termination Amounts

(a) Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Amount Event occurs, the Company shall pay the Termination Amount to the Purchaser (or as the Purchaser may direct by notice in writing) in accordance with Section 8.2(c).

(b) For the purposes of this Agreement, “Termination Amount” means $800,000,000, and “Termination Amount Event” means the termination of this Agreement:

(i)	by the Purchaser, pursuant to Section 7.2(a)(iv)(B) [Change in Recommendation];

(ii)	by any Party pursuant to any subsection of Section 7.2(a) if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 7.2(a)(iv)(B) [Change in Recommendation]; or

(iii)

(1) by the Company or the Purchaser pursuant to Section 7.2(a)(ii)(A) [Failure of Company Participating Shareholders to Approve] or Section 7.2(a)(ii)(C) [Occurrence of Outside Date] or (2) by the Purchaser pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by the Company], in either case, if:

(A)

prior to such termination, an Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates) or any Person (other than the Purchaser or any of its affiliates) shall have publicly announced an intention to do so; and

(B)

within 12 months following the date of such termination, (X) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (Y) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above and, whether or not such Acquisition Proposal is later consummated.

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(c) The Termination Amount shall be paid by the Company as follows, by wire transfer of immediately available funds to an account designated by the Purchaser:

(i)

if a Termination Amount Event occurs due to a termination of this Agreement described in Section 8.2(b)(i) or Section 8.2(b)(ii), within two Business Days of the occurrence of such Termination Amount Event; or

(ii)

if a Termination Amount Event occurs due to a termination of this Agreement described in Section 8.2(b)(iii), on or prior to the earlier of the consummation of an Acquisition Proposal or the entering into of a Contract in respect of an Acquisition Proposal, as applicable.

(d) Despite any other provision in this Agreement relating to the payment of fees and expenses, if a Reverse Termination Amount Event occurs, the Purchaser shall pay the Reverse Termination Amount to the Company (or as the Company may direct by notice in writing) in accordance with Section 8.2(f).

(e) For purposes of this Agreement, “Reverse Termination Amount” means $1,200,000,000 and “Reverse Termination Amount Event” means the termination of this Agreement:

(i)

by any Party pursuant to Section 7.2(a)(ii)(B) [Illegality] or Section 7.2(a)(ii)(C) [Occurrence of Outside Date], in either case, as a result of the condition in Section 6.1(c) [Key Regulatory Approvals] or Section 6.1(d) [Illegality] (but only if the Law allowing for termination relates to one or more of the Key Regulatory Approvals or the Competition Act), as applicable, not being satisfied; provided that, in the case of a termination pursuant to Section 7.2(a)(ii)(C) [Occurrence of Outside Date]: (i) the conditions set forth in Section 6.1(a) [Arrangement Resolution], Section 6.1(b) [Interim and Final Order] and Section 6.2(c) [Material Adverse Effect] were, at the time of such termination, satisfied or had been waived by the Purchaser; and (ii) in the event of such termination by the Purchaser, the failure to obtain the Key Regulatory Approvals by the Outside Date has not been caused by, and is not a result of, the failure by the Company to perform in all material respects any of its covenants or agreements under this Agreement (including under Section 4.5); or

(ii)	or by the Company pursuant to Section 7.2(a)(iii)(B) [Failure to Fund].

(f) The Reverse Termination Amount (less any RTA Asset Portion, if applicable) shall be paid by the Purchaser by wire transfer of immediately available funds to an account designated by the Company within ten Business Days after the occurrence of a Reverse Termination Amount Event, provided that the Company may, within five Business Days after the occurrence of a Reverse Termination Amount Event, request, by notice in writing to the Purchaser (the “RTA Request”), to receive all or a portion of the Reverse Termination Amount (the “RTA Asset Portion”) in the form of assets or alternative consideration (“ Alternative Consideration”). The RTA Request shall list all potential Alternative Consideration that the Company is willing to accept and may suggest a value that the Company believes should be attributed to such Alternative Consideration for the purposes of this Section 8.2(f). The Purchaser Board shall review any RTA Request in good faith and, within 30 days thereof, will notify the Company of (i) any Alternative Consideration that the Purchaser is prepared to transfer to the Company in satisfaction of all or a portion of the RTA Asset Portion, and (ii) the value the Purchaser ascribes to such Alternative Consideration (which shall be determined by the Purchaser Board in good faith). If requested by the Company, the Purchaser will engage in good faith discussions with the Company for a period of 60 days (or such longer period as the Parties may agree in writing) to determine if the Parties can reach an agreement with respect to the terms and conditions upon which the Purchaser would satisfy all or a portion of the RTA Asset Portion in Alternative Consideration. If the Parties reach such an agreement to satisfy all or any portion of the RTA Asset Portion in Alternative Consideration, then (i) the Parties shall use commercially reasonable efforts to transfer such Alternative Consideration to the Company as promptly as reasonably practicable, subject to the terms and conditions agreed to by the Parties (which terms and conditions shall address, among other things, the manner in which the RTA Asset Portion represented by such transaction will be satisfied if the transaction is not completed in accordance with its terms), and (ii) the balance of the RTA Asset Portion, if any, shall be paid in cash within five Business Days of the end of the 60 day period referred to in the preceding sentence, or any extension thereof agreed to by the Parties in writing. Notwithstanding the foregoing, at any time after delivering an RTA Request and prior to the Parties entering into an agreement referred to in paragraph (i) of the preceding sentence, the Company may, upon written notice to the Purchaser, elect not to receive Alternative Consideration and to have any remaining unpaid RTA Asset Portion be paid in cash within twenty Business Days of such notice being provided to the Purchaser. In no event will the aggregate amount of cash paid to the Company and the value (as set forth in any agreement between the Parties) of Alternative Consideration transferred to the Company exceed the Reverse Termination Amount.

(g) For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Amount, or shall the Purchaser be obligated to pay the Reverse Termination Amount, on more than one occasion, in each case, whether or not the Termination Amount or the Reverse Termination Amount, as applicable, may be payable at different times or upon the occurrence of different events.

(h) The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement. The Parties further acknowledge that the payment amounts set forth in this Section 8.2 are payments in consideration for the disposition of the rights of the Party entitled to receive such payments under this Section 8.2 and that the amounts set out in this Section 8.2 are a genuine pre-estimate of the damages, including opportunity costs, which the affected Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such amounts are excessive or punitive.

(i) Subject to the rights of the Parties to injunctive and other equitable relief or specific performance in accordance with Section 8.7 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, each Party agrees that the payment of the Termination Amount or the Reverse Termination Amount, as applicable, in the manner provided in this Section 8.2 is the sole and exclusive remedy of such Party in respect of the event giving rise to such payment and the termination of this Agreement, and following receipt of the Termination Amount or Reverse Termination Amount, as applicable, no Party shall be entitled to bring or maintain any claim, action or proceeding against the Party or any of its affiliates or any Debt Financing Source arising out of or in connection with this Agreement (or the termination thereof) or the transactions contemplated herein and neither Party nor any of its affiliates, or any Debt Financing Source, shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the other Party or any of their respective affiliates; provided, however, that this limitation shall not apply in the event of fraud or a wilful breach by the Party or any of its Subsidiaries making such payments of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the Termination Amount or the Reverse Termination Amount, as applicable). For greater certainty, should the Company have reason to terminate this Agreement but elect not to terminate this Agreement, the Company shall be free to pursue any and all remedies against the Purchaser, including injunctive relief, specific performance or other equitable remedy, arising from the facts entitling the Company to otherwise terminate this Agreement.

8.3 Expenses

Except as provided in Sections 2.3(c), 4.5(f), 4.7, 4.8 and 8.2, all out- of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

8.4 Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by hand delivery, courier or email and is deemed to be given and received: (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day; or (ii) if sent by email (with confirmation of transmission) on the date of transmission if it is a Business Day and transmission was made prior to 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(a)	to the Company at:

Shaw Communications Inc.

630 – 3rd Avenue S.W., Suite 900

Calgary, Alberta

T2P 4L4

Attention: Trevor English,

  Executive Vice President, Chief Financial & Corporate

  Development Officer

Email:      [Redacted – Personal Information]

Attention: Peter Johnson,

  Executive Vice President, Chief Legal and Regulatory Officer

Email:      [Redacted – Personal Information]

with a copy to:

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, Ontario

M5V 3J7

Attention: Vincent A. Mercier and Brett Seifred

Email:       vmercier@dwpv.com and bseifred@dwpv.com

(b)	to Purchaser at:

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario

M4W 1G9

Attention: Joe Natale, Chief Executive Officer

Email:      [Redacted – Personal Information]

with a copy to:

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario, M5H 2S7

Attention: Dale Lastman and Chris Sunstrum

Email:       dlastman@goodmans.ca and csunstrum@goodmans.ca

Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

8.5 Time of the Essence

Time is of the essence in this Agreement.

8.6 Third Party Beneficiaries

(a) Except for (i) the rights of the Persons set forth in Section 4.7(d), Section 4.13 and Section 6.3(c), which, without limiting their terms, are intended as stipulations for the irrevocable benefit of, and shall be enforceable by, the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “ Third Party Beneficiaries”), and (ii) the benefits in favour of the Debt Financing Sources set forth in Section 8.1(b), Section 8.2(i), this Section 8.6 and Section 8.7(c), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b) Despite Section 8.6(a), the Parties acknowledge:

(i)

to each of the Third Party Beneficiaries their direct rights against the applicable Party under Section 4.13(a), respectively, of this Agreement, which are intended for the irrevocable benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs, executors, administrators and legal representatives, and for such purpose, the Company or the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf; and

(ii)

to each Debt Financing Source their respective rights against the Parties, as applicable, under each of Section 8.1, Section 8.1(b), Section 8.2(i), this Section 8.6 and Section 8.7(c) which are intended for the benefit of, and shall be enforceable by, each of the Debt Financing Sources.

(c) Subject to Section 8.1, the Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Third Party Beneficiary.

8.7 Equitable Remedies

(a) The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by a Party in accordance with their specific terms or were otherwise breached by a Party. The Parties accordingly agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (i) each Party shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement or the obligations of the Parties to consummate the Closing in accordance with the provisions of this Agreement, and to specifically enforce compliance with, or performance of, the terms of this Agreement against the other Party without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which a Party may be entitled at Law or in equity, and (ii) the right of specific performance is an integral part of the transactions contemplated by this Agreement and, without such right, neither the Company nor the Purchaser would have entered into this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, it is hereby acknowledged and agreed that the Company shall be entitled to seek specific performance to cause the Purchaser to enforce the obligations of the Debt Financing Sources to fund the financing under the Debt Commitment Letter, but only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Date); (ii) the Purchaser fails to pay the aggregate Arrangement Consideration as required by Section 2.10; and (iii) all of the conditions to the consummation of the financing provided by the Debt Commitment Letter have been satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Date).

(c) Notwithstanding anything to the contrary contained in this Agreement, but without limiting any of the Company’s rights under Sections 8.7(a), 8.7(b) or 8.7(d) or the rights of the Parties to the Debt Commitment Letters under the terms thereof, the Company hereby waives, any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby and the Company agrees not to commence any action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Commitment Letter, the Debt Financing or in respect of any other document or theory of law or equity in connection therewith, whether at law, in contract, in tort or otherwise and agrees to cause any such action or proceeding asserted by the Company in violation of the prohibition on commencing actions or proceedings contained in this Section 8.7(c) against any Debt Financing Source to be dismissed or otherwise terminated. In particular, the Company agrees that no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature. For the avoidance of doubt, nothing contained herein shall in any way limit or modify the rights and obligations of the Purchaser or the Debt Financing Sources set forth under the Debt Commitment Letter or any other commitment letter, fee letter or definitive agreement pertaining to the Debt Financing, and nothing herein shall restrict the ability of the Company to seek specific performance of the Purchaser’s obligations hereunder, including under Section 8.7(b).

(d) If, prior to the Outside Date, any Party brings any action in accordance with this Section 8.7 to enforce specifically the performance of the terms and provisions hereby by any other Party or the Company brings any action seeking an injunction, specific performance or other equitable relief in connection with the Debt Commitment Letter, the Outside Date shall automatically be extended (i) for the period during which such action is pending, plus 20 Business Days, or (ii) by such other time period established by the court presiding over such action, as the case may be.

8.8 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.9 Entire Agreement

This Agreement, the Confidentiality Agreement and the JDA constitute the entire agreement between the Company and the Purchaser with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Company and the Purchaser. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Company and the Purchaser in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. Neither the Company nor the Purchaser has relied or is relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. Each of the Confidentiality Agreement and the JDA shall survive the termination of this Agreement in accordance with its terms.

8.10 Successors and Assigns

(a) This Agreement becomes effective only when executed by the Company or the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company and the Purchaser and their respective successors and permitted assigns.

(b) Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, provided however that the Purchaser (or any permitted assign of the Purchaser) may, at any time, assign its rights and obligations under this Agreement without such consent to a wholly-owned Subsidiary of the Purchaser if such assignee delivers an instrument in writing confirming that it is bound by and shall perform all of the obligations of the assigning party under this Agreement as if it were an original signatory and provided further that the assigning party shall not be relieved of its obligations hereunder.

8.11 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.12 Governing Law

(a) This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(b) Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. Any legal proceedings arising out of this Agreement shall be conducted in the English language only.

8.13 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.14 Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

8.15 No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered on behalf of the Purchaser under this Agreement. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered on behalf of the Company or any of its Subsidiaries under this Agreement.

8.16 Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

8.17 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or other method of electronic communication) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile, PDF or similarly executed electronic copy of this Agreement, and such facsimile, PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature Page Follows.]

IN WITNESS WHEREOF the Parties have executed this Arrangement as of the date first written above.

ROGERS COMMUNICATIONS INC.

by	“Joseph Natale”
Name: Joseph Natale
Title: President and Chief Executive Officer

“Anthony Staffieri”
Name: Anthony Staffieri
Title: Chief Financial Officer

SHAW COMMUNICATIONS INC.

by	“Trevor English”
Name: Trevor English
Title:Executive Vice President, Chief Financial and Corporate Development Officer

“Peter Johnson”
Name: Peter Johnson
Title:Executive Vice President, Chief Legal and Regulatory Officer

Signature Page – Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT

(See attached)

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement Agreement” means the Arrangement Agreement made as of March 13, 2021 between the Purchaser and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Cash Consideration” means $40.50;

“Company” means Shaw Communications Inc.;

“Company Dividend” has the meaning specified in Section 2.3(f);

“Company Shares” means the Class A Shares and the Class B Shares;

“Court” means the Court of Queen’s Bench of Alberta, or other court as applicable;

“Depositary” means AST Trust Company (Canada), as depositary, or such other Person as the Company and the Purchaser mutually agree on, each acting reasonably;

“Dissenting Shareholder” means a holder of Company Shares as of the record date of the Company Meeting who: (a) has validly exercised its Dissent Rights in strict compliance with the Dissent Right provisions of this Plan of Arrangement; (b) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights; and (c) is ultimately entitled to be paid the fair value for his, her or its Company Shares, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such holder of Company Shares;

“Dissent Rights” has the meaning specified in Section 3.1;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 1:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Eligible Holder” means a Shaw Family Shareholder that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act, that is not exempt from tax under Part I of the Tax Act;

“Equity Awards” means the Company Options, Company RSUs, Company PSUs and Company DSUs;

“Final Order” means the final order of the Court pursuant to section 193 of the ABCA in a form acceptable to the Company and Purchaser, each acting reasonably, as contemplated by Section 2.5 of the Arrangement Agreement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Company and the Purchaser, each acting reasonably) on appeal;

“holders” means: (a) when used with reference to the Company Shares, except where the context otherwise requires, the holders of the Company Shares shown from time to time in the registers maintained by or on behalf of the Company in respect of the Company Shares; (b) when used with reference to the Qualifying Holdco Shares, except where the context otherwise requires, the holders of the Qualifying Holdco Shares shown from time to time in the registers maintained by or on behalf of the Qualifying Holdco in respect of the Qualifying Holdco Shares; and (c) when used with reference to Equity Awards, the holders of Equity Awards shown from time to time in the respective registers or accounts maintained by or on behalf of the Company;

“Interim Order” means the interim order of the Court pursuant to section 193 of the ABCA in a form acceptable to the Company and the Purchaser, each acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal to be sent by the Company to holders of Company Shares for use in connection with the Arrangement;

“Liens” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), or adverse right or claim, or other third party interest or encumbrance of any kind;

“Plan of Arrangement” means this plan of arrangement proposed under Section 193 of the ABCA, and any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably;

“Purchaser” means Rogers Communications Inc.;

“Purchaser Loan” means a demand loan from the Purchaser to the Company denominated in Canadian dollars in an aggregate principal amount not exceeding the aggregate amount of cash required by the Company to make the payments in Sections 2.3(b) to Section 2.3(e), which amount shall be provided by the Company to the Purchaser in writing prior to the Effective Time, and which shall be evidenced by way of a demand promissory note granted by the Company in favour of the Purchaser;

“Purchaser Share” means a Class B Non-Voting Share in the capital of the Purchaser;

“Qualifying Holdco” means a corporation that is wholly-owned by one or more Shaw Family Shareholders that meets the conditions described in Section 4.1 of the Controlling Shareholder Voting Support Agreement, and which directly holds Shaw Family Company Shares at the Effective Time;

“Qualifying Holdco Shares” means all of the shares in the capital of a Qualifying Holdco at the Effective Time;

“Section 85 Election” has the meaning specified in Section 2.6;

“Shaw Family Company Shares” means (a) the 50,719,468 Company Shares owned, directly or indirectly, or controlled by the Shaw Family Living Trust as of the date of the Arrangement Agreement as set forth in Schedule “A” to the Controlling Shareholder Voting Support Agreement, plus (b) up to 5,946,607 additional Company Shares held by Shaw Family Shareholders or Qualifying Holdcos at the Effective Time, plus (c) such additional number of Company Shares, if any, that the Purchaser agrees can be included as Shaw Family Company Shares;

“Shaw Family Consideration” means the aggregate of the Shaw Family Share Consideration in respect of every Shaw Family Company Share transferred to the Purchaser pursuant to Section 2.3(j) and the Shaw Family Holdco Share Consideration in respect of every Qualifying Holdco provided that such aggregate amount cannot exceed $917,990,415 in cash and 23,641,470.40 Purchaser Shares, unless, with the consent of the Purchaser, the aggregate number of Shaw Family Company Shares exceeds 56,666,075, in which case the cash and Purchaser Shares forming part of the Shaw Family Consideration shall be proportionately increased;

“Shaw Family Group” means (a) the estate of JR Shaw, his spouse and issue (whether natural born or legally adopted) and spouses thereof, the estates of any such individuals, and corporations owned or controlled by any one or more of the foregoing or by trusts of which any one or more of the foregoing are the principal beneficiaries (including the Shaw Family Living Trust), (b) the estate of James Robert Shaw; and (c) each of the charitable foundations listed in Schedule “B” to the Controlling Shareholder Voting Support Agreement;

“Shaw Family Holdco Share Consideration” in respect of a Qualifying Holdco means (a) an amount of cash equal to $16.20 multiplied by the number of Company Shares held by that Qualifying Holdco at the Effective Time; and (b) that number of Purchaser Shares equal to 0.417206775 multiplied by the number of Company Shares held by that Qualifying Holdco at the Effective Time, payable to the Shaw Family Shareholders in respect of the Qualifying Holdco Shares of that Qualifying Holdco transferred by the Shaw Family Shareholders to the Purchaser;

“Shaw Family Share Consideration” means (a) $16.20 in cash, and (b) 0.417206775 Purchaser Shares, payable in respect of each Shaw Family Company Share transferred to the Purchaser pursuant to Section 2.3(j); and

“Shaw Family Shareholder” means the Shaw Family Living Trust and any other member of the Shaw Family Group (other than a Qualifying Holdco) that is the registered holder of Company Shares or Qualifying Holdco Shares at the Effective Time and that has agreed (in a form reasonably acceptable to the Purchaser) to be a Shaw Family Shareholder; provided that no Person will become a Shaw Family Shareholder without the prior consent of the Purchaser if, after giving effect thereto, the aggregate number of Shaw Family Company Shares would exceed 56,666,075.

1.2	Headings, References, etc.

The division of this Plan of Arrangement into Articles, sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Plan of Arrangement. The terms “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof.

1.3	Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires: (a) words importing the singular number include the plural and vice versa; (b) words importing any gender include all genders; and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.5	Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day. In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

1.6	References to Dates, Statutes, etc.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

1.7	Time

Time shall be of the essence in every matter or action contemplated in this Plan of Arrangement. All times expressed herein are local time (Calgary, Alberta) unless otherwise stipulated herein.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Company, the Purchaser, all holders and beneficial owners of Company Shares, Company Options, Company RSUs, Company PSUs and Company DSUs, including Dissenting Holders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after the Effective Time without any further act or formality required on the part of any Person.

2.3	Arrangement

At the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below, without further authorization, act or formality, in each case, in accordance with the transfer mechanics set out in Section 2.4 and unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	the Purchaser shall make the Purchaser Loan to fund the payments in Sections 2.3(b), 2.3(c), 2.3(d) and 2.3(e);

(b)

each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which the Cash Consideration exceeds the exercise price of such Company Option, in each case, less applicable withholdings in accordance with Section 4.3, and each such Company Option shall immediately be cancelled and, for greater certainty, where such amount is nil or negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(c)

each Company RSU, Company PSU or Company DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company RSU/PSU Plan or the Company DSU Plan, as applicable, shall, without any further action by or on behalf of a holder of Company RSUs, Company PSUs or Company DSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the Cash Consideration, less applicable withholdings in accordance with Section 4.3, and each such Company RSU, Company PSU or Company DSU shall immediately be cancelled;

(d)

the Company shall make a cash payment to the ERP Trust (as defined in the ERP), in an amount equal to the amount required to be contributed by the Company in accordance with Section 12.05 of the ERP which shall have been calculated by the Actuary (as defined in the ERP) with effect as of the Effective Time, less applicable withholdings in accordance with Section 4.3;

(e)

the Company shall make a cash payment to the SERP Trust (as defined in the SERP) in an amount equal to the amount required to be contributed by the Company in accordance with Section 7.02(c) of the SERP, less applicable withholdings in accordance with Section 4.3;

(f)

the Company shall make a payment to the Depositary in an amount equal to any unpaid Company Permitted Dividend that has been declared by the Company Board in accordance with the terms of the Arrangement Agreement on the Company Shares with a record date prior to the Effective Date (the “Company Dividends”), less applicable withholdings in accordance with Section 4.3;

(g)

each of the Company Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred (free and clear of any Liens), without any further act or formality, to the Purchaser, in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Section 3.1;

(ii)	the name of each such Dissenting Shareholder shall be removed as the holder of such Company Shares from the registers of Company Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of any Liens) and shall be entered in the registers of Company Shares maintained by or on behalf of the Company;

(h)

contemporaneously with the step contemplated in Section 2.3(g), each outstanding Class A Share (other than Shaw Family Company Shares, and Class A Shares held by Dissenting Shareholders or Qualifying Holdcos) shall be transferred (free and clear of all Liens) to the Purchaser in consideration for the Cash Consideration;

(i)

contemporaneously with the step contemplated in Section 2.3(g), each outstanding Class B Share (other than Shaw Family Company Shares, and Class B Shares held by Dissenting Shareholders or Qualifying Holdcos) shall be transferred (free and clear of all Liens) to the Purchaser in consideration for the Cash Consideration;

(j)

contemporaneously with the step contemplated in Section 2.3(g), each outstanding Shaw Family Company Share (other than Shaw Family Company Shares held by a Qualifying Holdco) shall be transferred (free and clear of all Liens) to the Purchaser in exchange for the Shaw Family Share Consideration; and

(k)

contemporaneously with the step contemplated in Section 2.3(g), all outstanding Qualifying Holdco Shares of each Qualifying Holdco held by the Shaw Family Shareholders shall be transferred (free and clear of all Liens) to the Purchaser in exchange for the Shaw Family Holdco Share Consideration in respect of each Qualifying Holdco. The Shaw Family Holdco Share Consideration in respect of each Qualifying Holdco, including the portion satisfied by cash and the portion satisfied by Purchaser Shares for each Qualifying Holdco Share, shall be allocated amongst the Qualifying Holdco Shares of such Qualifying Holdco in a manner consistent with the Section 85 Election or as may otherwise be agreed by the relevant Shaw Family Shareholders and the Purchaser, acting reasonably.

2.4	Transfer Mechanics

(a)

With respect to each Company Option, Company RSU, Company PSU and Company DSU deemed to be transferred and assigned in accordance with Sections 2.3(b) and 2.3(c), the following shall be deemed to have occurred as of the time of such applicable transfer and assignment:

(i)	each holder thereof shall cease to be a holder of such applicable Equity Award;

(ii)	each holder’s name shall be removed from the register of the applicable Equity Award;

(iii)

the Company Stock Option Plan, the Company RSU/PSU Plan and the Company DSU Plan, and all agreements relating to the applicable Equity Awards, shall be terminated and shall be of no further force and effect; and

(iv)

each holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(b) and Section 2.3(c), as applicable, at the time and in the manner specified in Section 4.1.

(b)

With respect to each Class A Share, Class B Share or Qualifying Holdco Share deemed to have been transferred and assigned in accordance with Sections 2.3(h) to 2.3(k), the following shall be deemed to have occurred as of the time of the applicable transfer and assignment:

(i)

the holder thereof shall cease to be the holder of such Company Share or Qualifying Holdco Share, as applicable, and to have any rights as holders thereof, other than the right to be paid the Cash Consideration or Shaw Family Consideration, as applicable, in accordance with this Plan of Arrangement;

(ii)	the name of the holder thereof shall be removed from the register of Company Shares or Qualifying Holdco Shares, as applicable;

(iii)

the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Company Share or Qualifying Holdco Share; and

(iv)

the Purchaser shall be deemed to be the transferee (free and clear of all Liens) of all of the outstanding Company Shares (other than Company Shares held by the Qualifying Holdcos but including all Company Shares transferred by Dissenting Shareholders pursuant to Section 2.3(g)) and all Qualifying Holdco Shares and the register of the Company and any Qualifying Holdco shall be revised accordingly.

2.5	No Fractional Purchaser Shares and Rounding of Cash Consideration

(a)

In no event shall a Shaw Family Shareholder be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Shaw Family Shareholder pursuant to this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable: (i) the number of Purchaser Shares to be received by such Shaw Family Shareholder shall be rounded down to the nearest whole Purchaser Share; and (ii) such Shaw Family Shareholder shall receive a cash payment (rounded up to the nearest whole $0.01) equal to the product of the (A) $58.2445 and (B) the fractional Purchaser Share amount.

(b)

If the aggregate cash amount which a holder of Company Shares or Qualifying Holdco Shares is entitled to receive pursuant to this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such holder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

2.6	Tax Elections

If requested by an Eligible Holder who receives Purchaser Shares pursuant to the Arrangement, the Purchaser shall make a joint election with such Eligible Holder in accordance with subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial legislation) provided that such election is in accordance with the provisions of the Tax Act (and applicable provincial legislation) (a “Section 85 Election”). The agreed amount under such joint election shall be determined by each Eligible Holder in such Eligible Holder’s sole discretion within the limits set out in the Tax Act (and applicable provincial legislation). The obligation of the Purchaser in this regard is limited to Eligible Holders that provide the Purchaser with a validly completed tax election within 90 days after the Effective Date, and the Purchaser will not assume any responsibility for the proper completion or timely filing of such election. The Purchaser will not have any obligation to make such an election in respect of any holder of Company Shares or holder of Qualifying Holdco Shares other than an Eligible Holder who receives Purchaser Shares pursuant to the Arrangement.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered holders of Company Shares as of the record date for the Company Meeting may exercise dissent rights with respect to the Company Shares held by such holder as of such date (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 191 of the ABCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding Section 191 of the ABCA, the written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Calgary Time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens, as provided in Section 2.3(g), and if they:

(a)

ultimately are entitled to be paid fair value for such Company Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(g)); (ii) will be entitled to be paid the fair value of such Company Shares, which fair value shall be determined as of the close of business on the day before the Arrangement Resolutions were adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Company Shares shall be deemed to have participated in the Arrangement as of the Effective Time on the same basis as a non-dissenting holder of Company Shares (other than a Shaw Family Shareholder) and shall be entitled to receive only the consideration contemplated in Section 2.3 that such holder of Company Shares would have received pursuant to the Arrangement if such holder of Company Shares had not exercised Dissent Rights.

3.2	Recognition of Dissenting Shareholders

(a)

In no circumstances shall the Company, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights: (i) unless, as of the deadline for exercising Dissent Rights (as set forth in Section 3.1), such Person is a registered holder of the Company Shares in respect of which such Dissent Rights are sought to be exercised; (ii) if such Person has voted or instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution; or (iii) unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

(b)

For greater certainty, in no case shall the Company, the Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(g), and the names of such Dissenting Shareholders shall be removed from the registers of holders of Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(g) occurs.

(c)

In addition to any other restrictions under Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Equity Awards; (ii) holders of Company Shares who vote or have instructed a proxyholder to vote such holder’s Company Shares in favour of the Arrangement Resolution; (iii) any Person (including any beneficial owner of Company Shares) who is not a registered holder of Company Shares; and (iv) the Purchaser and its affiliates (as defined in the Arrangement Agreement).

ARTICLE 4

PAYMENTS AND CERTIFICATES

4.1	Payment of Consideration

(a)

Following receipt of the Final Order and prior to the filing of the Articles of Arrangement: (i) the Purchaser shall deposit or cause to be deposited with the Depositary for the benefit of each holder of Company Shares and Qualifying Holdco Shares entitled to receive cash pursuant to Sections 2.3(h) to 2.3(k), the amount of cash equal to the cash payments contemplated in Sections 2.3(h) to 2.3(k), with the amount per Company Share in respect of which Dissent Rights have been exercised being deemed to be the Cash Consideration, for the benefit of the holders of Company Shares and Qualifying Holdco Shares; and (ii) Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the Shaw Family Shareholders entitled to receive Purchaser Shares pursuant to Section 2.3(j) and Section 2.3(k), certificates representing the number of Purchaser Shares that such Shaw Family Shareholders are entitled to receive pursuant to Section 2.3(j) and Section 2.3(k). The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)

Upon the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares or Qualifying Holdco Shares, as applicable, that were transferred pursuant to Sections 2.3(h) to 2.3(k), together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require (or the Purchaser in respect of Qualifying Holdco Shares), each Company Share or Qualifying Holdco Share, as applicable, represented by such surrendered certificate shall be exchanged by the Depositary, and the Depositary shall deliver to the applicable holder of such Company Share or Qualifying Holdco Share as soon as practicable and in accordance with Sections 2.3(h) to 2.3(k), Section 4.1 and Section 4.2: (i) a cheque, wire transfer or other form of immediately available funds, representing the cash amount that such holder of Company Shares or Qualifying Holdco Shares, as applicable, is entitled to receive under the Arrangement; and (ii) one or more certificates representing the Purchaser Shares that such holder of Company Shares or Qualifying Holdco Shares, as applicable, is entitled to receive under the Arrangement.

(c)

As soon as practicable after the Effective Time, the Company shall pay the amounts to be paid to holders of Equity Awards in accordance with Sections 2.3(b) and 2.3(c) either: (i) pursuant to the normal payroll practices and procedures of the Company; or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque, wire transfer or other form of immediately available funds (delivered to such holder of such Equity Awards, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of such Equity Awards), or (iii) by such other means as the Company may elect or as otherwise may be reasonably requested by the Purchaser including with respect to the timing and manner of such delivery, in each case, less applicable withholdings in accordance with Section 4.3.

(d)

Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented outstanding Company Shares or Qualifying Holdco Shares shall be deemed, immediately after the completion of the transactions contemplated in Sections 2.3(h) to 2.3(k), to represent only the right to receive upon such surrender cash and, as applicable, Purchaser Shares, in lieu of such certificate as contemplated in Sections 2.3(h) to 2.3(k). Any such certificate formerly representing outstanding Company Shares or Qualifying Holdco Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares or Qualifying Holdco Shares of any kind or nature against or in the Company or Purchaser. On such date, all cash or securities to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)

Any payment made by way of cheque by the Depositary (on behalf of the Purchaser) or the Company, if applicable, pursuant to the Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of any holder of Company Shares, Qualifying Holdco Shares or Equity Awards to receive the applicable consideration for any Company Shares, Qualifying Holdco Shares or Equity Awards pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f)

No holder of Company Shares, Qualifying Holdco Shares or Equity Awards shall be entitled to receive any consideration with respect to Company Shares, Qualifying Holdco Shares or Equity Awards other than the consideration to which such holder entitled to receive in accordance with Sections 2.3(b), 2.3(c), 2.3(g), 2.3(h), 2.3(i), 2.3(j), 2.3(k) and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than Company Dividends pursuant to Section 2.3(f). No dividend or other distribution declared or made after the Effective Time with respect to Company Shares or Equity Awards with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Company Shares, Qualifying Holdco Shares or Equity Awards.

(g)

All dividends or other distributions payable with respect to any Purchaser Shares allotted and issued pursuant to this Arrangement for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary for the benefit and on behalf of the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by the holder to the Depositary in such form as the Depositary may reasonably require, such dividends or other distributions and any interest thereon to which such holder is entitled, less any amounts withheld pursuant to Section 4.3.

(h)

All Company Dividends, if any, shall be paid or delivered to the Depositary to be held by the Depositary for the benefit and on behalf of the registered holder of the Company Shares. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by the holder to the Depositary in such form as the Depositary may reasonably require, the Company Dividends and any interest thereon to which such holder is entitled, less any amounts withheld pursuant to Section 4.3. The holders’ rights to receive payment from the Depositary pursuant to this Section 4.1(h) shall represent all of the holder’s rights with respect to the Company Dividends.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares or Qualifying Holdco Shares that were transferred pursuant to Sections 2.3(h) to 2.3(k) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue, pay and deliver, in exchange for such lost, stolen or destroyed certificate, the cash amount and, as applicable, the Purchaser Shares, which such holder is entitled to receive pursuant to this Plan of Arrangement. When authorizing such issuance, delivery or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash or Purchaser Shares are to be delivered shall as a condition precedent to the issuance, delivery or payment thereof, give a bond satisfactory to the Company, the Purchaser and the Depositary, each acting reasonably, in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Purchaser, the Company and the Depositary, and any other Person that makes a payment hereunder, as applicable, shall be entitled to deduct or withhold (or cause to be deducted or withheld) from the amount payable or otherwise deliverable to any Person pursuant to the Arrangement or this Plan of Arrangement, including Company Participating Shareholders exercising Dissent Rights, and from all dividends, other distributions or other amounts otherwise payable to any former Company Shareholders, holder of Qualifying Holdco Shares or holders of Company Options, Company RSUs, Company PSUs or Company DSUs, such Taxes or other amounts as the Purchaser, the Company, the Depositary or other Persons are or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any applicable Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate Governmental Entity.

4.4	No Liens

Any exchange or transfer of Company Shares, Qualifying Holdco Shares or Equity Awards pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Qualifying Holdco Shares and Equity Awards issued or outstanding prior to the Effective Time; (b) the rights and obligations of the holders of

Company Shares, Qualifying Holdco Shares and Equity Awards, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Qualifying Holdco Shares and Equity Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

The Company and the Purchaser may amend, modify or supplement this Plan of Arrangement at any time, and from time to time, prior to the Effective Time, provided that each such amendment, modification or supplement must: (i) be set out in writing; (ii) be approved by the Company and the Purchaser, each acting reasonably; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to holders of Company Shares, if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by either the Purchaser or the Company at any time prior to the Company Meeting (provided that the other Party shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to by each of the Company and the Purchaser (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by holders of some or all of the Company Shares in the manner directed by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that (i) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any holder of Company Shares or (ii) is an amendment contemplated in Section 5.1(d) made following the Effective Date.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, without communication to the holders of the Company Shares, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Company Shares, Qualifying Holdco Shares or Equity Awards.

5.2	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

6.1	Notwithstanding

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (as may be amended, supplemented or varied, the “ Arrangement”) under section 193 of the Business Corporations Act (Alberta) involving Shaw Communications Inc. (the “Company”), pursuant to the arrangement agreement between the Company and Rogers Communications Inc. dated March 13, 2021, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated __________, 2021 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement, the full text of which is set out as Appendix ____ to the Circular, as it has been or may be amended or varied in accordance with the Arrangement Agreement and its terms, involving the Company (the “ Plan of Arrangement”), is hereby authorized, approved and adopted.

3.

The (a) Arrangement Agreement and all the transactions contemplated therein, (b) the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, (c) the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments, supplements or modifications thereto, and (d) causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Company Participating Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Company Participating Shareholders: (a) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their respective terms, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

5.

The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

6.

Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.

Organization and Qualification. The Company and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Company and each of its Subsidiaries is duly registered or otherwise authorized to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, whether owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration or other authorization necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except to the extent that any failure of the Company or any of its Subsidiaries to be so qualified, licensed or registered or to possess such Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.

Corporate Authorization. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval by the Company Participating Shareholders in the manner required by the Interim Order and Law and approval by the Court.

3.

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.

Governmental Authorization. Except as disclosed in Schedule 3.1(4) of the Company Disclosure Letter, the execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or any of its Subsidiaries other than: (a) the Interim Order and any approvals required by the Interim Order; (b) the Final Order; (c) filings with the Registrar under the ABCA, (d) the Key Regulatory Approvals; (e) filings with the Securities Authorities or the TSX, the TSXV or the NYSE, as applicable, and (f) actions, filings or notifications, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.

Non-Contravention. The execution and delivery of, and performance by the Company of its obligations under, this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents or the organizational documents of any of its Subsidiaries;

(b)

assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets;

(c)

except as disclosed in Schedule 3.1(5) of the Company Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract or any material Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

(d)	result in the creation or imposition of any Lien (other than a Permitted Lien) upon any of the Company Assets.

except, in the case of each of paragraphs (b), (c) and (d), as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

6.	Capitalization.

(a)

The authorized capital of the Company consists of the number of Class A Shares determined in accordance with the Company’s Constating Documents, an unlimited number of Class B Shares, an unlimited number of Class 1 Preferred Shares and an unlimited number of Class 2 Preferred Shares, of which 12,000,000 were designated as Company Preferred Series A Shares and 12,000,000 were designated as Company Preferred Series B Shares.

(b)	As of the close of business on the Business Day prior to the date of this Agreement, there were:

(i)	22,372,064 Class A Shares issued and outstanding;

(ii)	476,237,390 Class B Shares issued and outstanding, other than any repurchases of Class B Shares under the Company’s normal course issuer bid that have not yet settled;

(iii)	no Class 1 Preferred Shares issued and outstanding;

(iv)	10,012,393 Company Preferred Series A Shares issued and outstanding; and

(v)	1,987,607 Company Preferred Series B Shares issued and outstanding.

(c)

All outstanding Company Shares have been duly authorized and validly issued and are fully paid and non-assessable. All outstanding Company Equity Awards have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued and will be fully paid and non-assessable and will not be subject to or issued in violation of any pre-emptive rights. No Company Shares have been issued, and no Company Equity Awards have been granted, in violation of any Law or any pre-emptive or similar rights applicable to them.

(d)

Schedule 3.1(6)(d) of the Company Disclosure Letter sets forth (i) the names and holdings of each Person who holds Company Equity Awards and the number of such Company Equity Awards, as indicated by type, held as of the close of business on the date that is three Business Days prior to the date of this Agreement, (ii) the exercise price of each Company Option, and (iii) the aggregate amount payable to the holders of the Company Equity Awards applying the methodology set forth in the Plan of Arrangement.

(e)

Except for (i) outstanding rights under the Company Stock Option Plan, the Company RSU/PSU Plan, the Company DSU Plan and the DRIP, or (ii) pursuant to the terms of the Company Shares and Company Senior Notes, there are no issued, outstanding or authorized securities, options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind (including any shareholder rights plan or poison pill) that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue, sell or transfer any securities of the Company or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries.

(f)

There are no bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries outstanding which have the right to vote (or that are convertible or exercisable for securities having the right to vote) with Company Participating Shareholders on any matter.

(g)

Other than as contemplated by this Agreement, in connection with the Company’s normal course issuer bid (and the automatic share purchase plan entered into by the Company in connection therewith) or pursuant to the terms of the Class 1 Preferred Shares and Class 2 Preferred Shares and the Company Senior Notes, there are no issued, outstanding or authorized obligations on the part of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or its Subsidiaries, or qualify securities for public distribution in Canada, the United States or elsewhere, or with respect to the voting or disposition of any securities of the Company.

7.	Shareholders and Similar Agreements.

(a)

Other than the Company Shares, the Company Options, Company RSUs, Company PSUs and Company DSUs, there are no securities or other instruments or obligations of the Company or any of its Subsidiaries that carry (or which is convertible into, or exchangeable or exercisable for, securities having) the right to vote generally with the holders of the Company Participating Shares on any matter.

(b)	All dividends or distributions on voting or equity securities of the Company that have been declared or authorized have been paid in full.

(c)

Neither the Company nor any of its Subsidiaries is a party to any unanimous shareholders agreement, shareholder agreement, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any securities of the Company or any of its Subsidiaries. To the knowledge of the Company, as of the date hereof, other than the Voting Support Agreements, there are no irrevocable proxies or voting Contracts with respect to any securities issued by the Company or any of its Subsidiaries.

8.	Subsidiaries.

(a)

The following information with respect to each Subsidiary of the Company is accurately set out in Schedule 3.1(8)(a) of the Company Disclosure Letter: (i) its name; (ii) the percentage owned directly or indirectly by the Company, (iii) to the knowledge of the Company, the name of, and number, type and percentage owned, by registered holders of capital stock or other equity interests if other than the Company and its Subsidiaries; and (iv) its jurisdiction of incorporation, organization, formation, or governance.

(b)

Except as disclosed in Schedule 3.1(8)(a) of the Company Disclosure Letter, the Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares or other equity interests of each of its Subsidiaries, free and clear of any Liens, all such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by the Company in any Subsidiary that are disclosed in Schedule 3.1(7) of the Company Disclosure Letter, the Company does not own, beneficially or of record, any equity interests of any kind in any other Person.

(c)

The Subsidiaries listed in Schedule 3.1(8)(a) of the Company Disclosure Letter are the only Subsidiaries of the Company (collectively, the “ Material Subsidiaries”) that are material to the Company (based on the requirements for disclosure of Subsidiaries in an Annual Information Form set out in National Instrument 51-102 – Continuous Disclosure Obligations).

(d)

The Company indirectly owns 33% of the issued and outstanding interests of the Burrard Landing Lot 2 Holdings Partnership (the “ Partnership”) free and clear of all Liens (other than Permitted Liens) and all such interests held have been, to the knowledge of the Company, duly and validly authorized and issued by the Partnership. Except as disclosed in Schedule 8(d) of the Company Disclosure

Letter, the Company has not been granted an option or other right in respect of the transfer or sale of such interests and has not agreed or made any commitment to sell or transfer such interests held to any third party. The Constating Documents of the Partnership provided to the Purchaser are, to the knowledge of the Company, true and correct and are in full force and effect and unamended as of the date hereof.

9.	Canadian Securities Law Matters and Stock Exchange Compliance.

(a)

The Company is a “reporting issuer” under Canadian Securities Laws in each of the provinces of Canada. The Class A Shares are listed and posted for trading on the TSXV, the Class B Shares are listed and posted for trading on the TSX and are listed on the NYSE, the Company Preferred Series A Shares are listed and posted for trading on the TSX and the Company Preferred Series B Shares are listed and posted for trading on the TSX. The Company is in compliance in all material respects with applicable Canadian Securities Laws and the applicable listing and corporate governance rules and regulations of the TSX, TSXV and NYSE.

(b)

As of the date hereof, the Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any Canadian Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect or, to the knowledge of the Company, has been threatened, or is expected to be implemented or undertaken (other than in connection with the transactions contemplated by this Agreement), and the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

10.	U.S. Securities Law Matters.

(a)

The Class B Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and the Company is in material compliance with its reporting obligation as a “foreign private issuer”, as defined in Rule 3b-4 under the U.S. Exchange Act, pursuant to Section 13 of the U.S. Exchange Act.

(b)

Other than the Class B Shares, the Company does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the U.S. Exchange Act.

(c)	The Company is not an investment company registered or required to be registered under the United States Investment Company Act of 1940, as amended.

(d)	The Company is not, and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

11.	Reports.

(a)

Since August 31, 2019, the Company has timely filed true and correct copies of the Company Filings that the Company is required to file under applicable Canadian Securities Laws and U.S. Securities Laws, other than such Company Filings that the failure to file would, individually or in the aggregate, not have a Material Adverse Effect. The documents comprising the Company Filings (a) complied as filed in all material respects with Law, and (b) did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(b)

Any amendments to the Company Filings required to be made have been filed on a timely basis with the applicable Governmental Entity. The Company has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings filed under applicable Canadian Securities Laws or U.S. Securities Laws. There are no outstanding or unresolved comments in comments letters from any Governmental Entity respect to any of the Company Filings and, to the knowledge of the Company, neither the Company nor any of the Company Filings is subject of an ongoing audit, review, comment or investigation by any Governmental Entity.

12.	Financial Statements.

(a)

The Company’s audited consolidated financial statements as at and for the fiscal years ended August 31, 2020, 2019 and 2018 or, if closing has not occurred prior to November 15, 2021, August 31, 2021, 2020 and 2019 (including any of the notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the unaudited consolidated interim financial statements as at and for the three months ended November 30, 2020 (including any of the notes or schedules thereto and related management’s discussion and analysis), in each case, filed as part of the Company Filings: (i) were prepared in accordance with IFRS; and (ii) present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), the consolidated financial position, income, comprehensive income, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements). The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Paragraph 3.1(12). Except as described in the notes to the Company’s audited consolidated financial statements as at and for the fiscal years ended August 31, 2020, 2019 and 2018 or, if closing has not occurred prior to November 15, 2021, August 31, 2021, 2020 and 2019, there has been no material change in the Company’s accounting methods, policies or practices since August 31, 2020. Except as disclosed in Schedule 3.1(12) of the Company Disclosure Letter, there are no, nor are there any commitments to become a party to, any off-balance sheet transactions, arrangements, obligations (including contingent obligations) or similar relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

(b)

The financial books, records and accounts of the Company and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Company’s financial statements.

13.	Disclosure Controls and Internal Control over Financial Re porting.

(a)

The Company has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable Laws is recorded, processed, summarized and reported within the time periods specified in applicable Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under applicable Laws are accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)

The Company has established and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)

To the knowledge of the Company, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. To the knowledge of the Company, none of the Company, any of its Subsidiaries or any of their respective directors or officers, or the auditors, accountants or other representatives of the Company has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

14.

Minute Books. The corporate minute books of the Company and its Subsidiaries contain the minutes of all meetings and resolutions of their respective boards of directors and each committee thereof and have been maintained in accordance with applicable Laws, and are complete and accurate, except as would not reasonably be expected to have a Material Adverse Effect and except for minutes of meetings of the Company Board and the Special Committees relating to the Arrangement.

15.

Auditors. The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Company.

16.

No Undisclosed Liabilities. There are no material liabilities or obligations of the Company or of any of its Subsidiaries of any kind whatsoever, whether accrued, contingent or absolute, determined, determinable or otherwise, other than liabilities or obligations: (a) accrued or disclosed in the consolidated balance sheet of the Company and its Subsidiaries as at and for the three months ended November 30, 2020; (b) incurred in the Ordinary Course since August 31, 2020; or (c) incurred in connection with this Agreement.

17.

Absence of Certain Changes. Since August 31, 2020 to the date of this Agreement, other than the transactions contemplated in this Agreement or as publicly disclosed in the Company Filings, the business of the Company and its Subsidiaries has been conducted in the Ordinary Course.

18.

Transactions with Directors, Officers, Employees, etc. Neither the Company nor any of its Subsidiaries is indebted to any of its directors, officers, independent contractors or Company Employees or any of their respective associates or affiliates (except for amounts due in the Ordinary Course as salaries, bonuses and director’s fees or the reimbursement of expenses or expense accounts in the Ordinary Course). There are no Contracts (other than in the Ordinary Course) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, director, officer or Company Employee, or any of their respective affiliates or associates.

19.

No “Collateral Benefit”. Except as disclosed in Schedule 3.1(19) of the Company Disclosure Letter, to the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101), together with its associated entities, that beneficially owns or exercises control or direction over 1.0% or more of the outstanding Class A Shares or 1.0% or more of the outstanding Class B Shares, will receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

20.

Compliance with Laws. Except for non-compliance which would not reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries is, and since January 1, 2020 has been in material compliance with applicable Law, and neither the Company nor any of its Subsidiaries is under any investigation with respect to, has been convicted, charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law from any Governmental Entity, except for failures to comply or violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect .

21.	Authorizations and Licenses.

(a)

The Company and its Subsidiaries, as applicable, own, possess or have obtained all Authorizations (including all Authorizations issued by the CRTC and ISED Canada) that are required by Law in connection with the operation of the business of the Company and each of its Subsidiaries as presently conducted, or in connection with the ownership, operation or use of the Company Assets, respectively, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)

The Company and its Subsidiaries, as applicable, lawfully hold, own or use, and have complied with, all such Authorizations, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course. To the knowledge of the Company, (i) there are no facts, events or circumstances that may reasonably be expected to result in a failure to obtain or failure to be in compliance with all Authorizations as are necessary to conduct the business of the Company or its Subsidiaries, (ii) no event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any Authorization, and (iii) to the knowledge of the Company, none of the Company and its Subsidiaries have received written notice of any actual or alleged breach of or default under such Authorizations, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)

To the knowledge of the Company, no action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of the Company or any of its Subsidiaries has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or stating the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

22.

Material Contracts. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (a) each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or a Subsidiary of the Company, as applicable, in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors ’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, (b) none of the Company or its Subsidiaries is in breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, and (c) as of the date hereof, none of the Company or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach, default, cancelation, termination, or no renewal under any Material Contract by any other party to any Material Contract. True and complete copies of all of the Material Contracts have been made available in the Data Room.

23.

Title to Company Assets. Except as disclosed in Schedule 3.1(23) of the Company Disclosure Letter, no Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the material Company Assets, or any material part thereof or material interest therein. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, no part of the Company Assets has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, does any Person have any intent or proposal to give such notice or commence any such proceedings. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, all material tangible or corporeal Company Assets are, in all material respects, in good operating condition and repair having regard to their uses and ages, and are adequate and suitable for their respective uses.

24.	Real Property and Personal Property.

(a)

Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or its Subsidiaries, as applicable, have valid, good and marketable title to all of the Owned Real Property, free and clear of any Liens, except for Permitted Liens, and (ii) except as disclosed in Schedule 3.1(24)(a) of the Company Disclosure Letter, there are no outstanding options or obligations to purchase or rights of first offer, refusal or opportunity to purchase, the Owned Properties, or any portion thereof or interest therein. Neither the Company nor any of its Subsidiaries has granted any Person the right to use, lease or occupy any material portion of the Owned Real Property, taken as a whole.

(b)

Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Real Property Lease is valid, legally binding, enforceable and in full force and effect, (ii) none of the Company or any of its Subsidiaries is in breach of, or default under, any Real Property Lease, and no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default by the Company or any of its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, and (iii) to the knowledge of the Company, no third party has repudiated or has the right to terminate or repudiate any Real Property Lease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth therein) or any provision thereof, and no third party is in material breach of or default under any Real Property Lease. Neither the Company nor any of its Subsidiaries has granted any Person the right to use, sublease, or occupy any material portion of the Leased Premises, taken as a whole.

(c)

The Company and its Subsidiaries have valid, good and marketable title to all personal property owned by them, except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

25.

Intellectual Property. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and/or its Subsidiaries own or possess, or has a license to or otherwise has the right to use, all Intellectual Property which is material and necessary for the conduct of its business as presently conducted, (b) to the knowledge of the Company, such Intellectual Property owned by the Company and/or its Subsidiaries are valid and enforceable subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, and does not infringe in any material way upon the rights of others, and (c) to the knowledge of the Company, no third party is infringing upon the Intellectual Property owned by the Company and/or its Subsidiaries in a manner that currently would be reasonably expected to adversely affect such Intellectual Property.

26.

Litigation. Except as disclosed in Schedule 3.1(26) of the Company Disclosure Letter, and other any inquiry, investigation or proceeding solely related to satisfying or obtaining the Regulatory Approvals, there are no claims, actions, suits or arbitrations or inquiries, investigations or proceedings pending, or, to the knowledge of the Company threatened, against the Company or any of its Subsidiaries, or affecting any of their respective properties or assets, that if determined adverse to the interests of the Company or its Subsidiaries (a) would have, individually or in the aggregate, a Material Adverse Effect, (b) would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby. Neither the Company nor any of its Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or that would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity.

27.

Environmental Matters. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (a) no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Law, and, to the knowledge of the Company, there are no claims pending or threatened against the Company or any of its Subsidiaries which allege a violation of, or any liability or potential liability under, any Environmental Laws, (b) the Company and each of its Subsidiaries has all environmental permits necessary for the operation of their respective businesses and to comply with all Environmental Laws, and (c) the operations of the Company and each of its Subsidiaries are in compliance in with Environmental Laws.

28.	Employees and Collective Agreements.

(a)

The Company and its Subsidiaries are in compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, vacation, privacy, human rights, worker classification, workers’ compensation and work safety and health, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)

All amounts due or accrued due for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation with pay, sick days and benefits under Employee Plans and other similar accruals have either been paid or are accrued and accurately reflected in all material respects in the books and records of the Company and its Subsidiaries.

(c)

There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation Laws owing by the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has been assessed or reassessed in any material respect under such Laws during the past two years.

(d)

Except as disclosed in Schedule 3.1(28)(d) of the Company Disclosure Letter, there are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former Company Employees or Employee Plans providing for cash or other compensation or benefits (including any increase in amount of compensation or benefit or the acceleration of time of payment or vesting of any compensation or benefit) upon the consummation of, or relating to, the Arrangement, including a change of control of the Company or of any of its Subsidiaries.

(e)	The Collective Agreements described in Schedule 3.1(28)(e) of the Company Disclosure Letter are the only Collective Agreements in force with respect to the Company Employees.

(f)

Other than the Collective Agreements described in Schedule 3.1(28)(e) of the Company Disclosure Letter, neither the Company nor any Subsidiary is (i) a party to, nor is engaged in any negotiations with respect to, any collective bargaining, union agreement, employee association agreement, project labour agreement or similar Contract, or (ii) subject to any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights or letter of understanding or related successor employer application.

(g)

To the knowledge of the Company, there are no threatened or pending union organizing activities involving any Company Employees not already covered by a Collective Agreement. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries and no such event has occurred within the past two years.

(h)	The Company and its Subsidiaries are in material compliance with the Collective Agreements and there are no material grievances or arbitration proceedings under the Collective Agreements.

(i)

To the knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Company, threatened against the Company.

29.	Employee Plans.

(a)

The Company has disclosed in the Data Room true, correct and complete copies of: (i) all material Employee Plans as amended, together with all related documentation including funding, trust, insurance and investment management agreements, and (ii) summary plan descriptions, employee booklets, actuarial reports, financial statements, and asset statements.

(b)

Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, all of the Employee Plans are and have been established, registered, qualified, funded, invested and administered in accordance with all Laws, and in accordance with their terms, the terms of the material documents that support such Employee Plans and the terms of agreements between the Company and its Subsidiaries and Company Employees (present and former) who are members of, or beneficiaries under, the Employee Plans. To the knowledge of the Company, no fact or circumstances exists which could adversely affect the registered or qualified status of any such Employee Plan.

(c)

To the knowledge of the Company, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Employee Plan being ordered, or required to be, terminated or wound up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Entity or being required to pay any material taxes, penalties, payments or levies under applicable Laws.

(d)

All contributions or premiums required to be made or paid by the Company or any of its Subsidiaries as the case may be, under the terms of each Employee Plan or by Law have been made in a timely fashion in accordance with Law and in accordance with the terms of the applicable Employee Plan.

(e)

Except as expressly disclosed in the Employee Plans disclosed in the Data Room and Schedule 3.1(29) of the Company Disclosure Letter, and other than as required by Law, none of the Employee Plans provide for post-termination welfare benefits to any individual for any reason and neither the Company nor any of its Subsidiaries has any Liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.

(f)

Except as disclosed in Schedule 3.1(29) of the Company Disclosure Letter, no Employee Plan is a “registered pension plan”, a “multi-employer pension plan” or contains a “defined benefit provision” within, in each case, the meaning of the Tax Act. Neither the Company nor any of its Subsidiaries or sponsors, maintains or contributes to, or is obligated to contribute to, or has, within the past three years, sponsored, maintained or contributed to an Employee Plan of the kind described in the preceding sentence.

(g)

To the knowledge of the Company, no Employee Plan is subject to, or within the past three years, has been subject to, any material claims (other than routine claims for benefits) or actions initiated or reasonably expected to be initiated by any Governmental Entity, or by any other party.

(h)	No Employee Plan is registered, operated or subject to the Laws of any jurisdiction outside of Canada.

(i)

Only Company Employees, directors, and their respective beneficiaries, participate in the Employee Plans, and no entity other than the Company or its Subsidiaries is a participating employer under any Employee Plan. All Employee Plans are sponsored by the Company and/or its Subsidiaries.

30.

Insurance. The Company and each of its Subsidiaries is, and has been continuously since January 1, 2020, insured by reputable third party insurers with reasonable and prudent policies appropriate and customary for the size and nature of the business of the Company, its Subsidiaries and their respective assets. The insurance policies of the Company and its Subsidiaries are in all material respects in full force and effect in accordance with their terms and none of the Company or any of its Subsidiaries is in default in any material respect under the terms of any such policy. To the knowledge of the Company, there is no material claim pending under any insurance policy of the Company or its Subsidiaries that has been denied, rejected or disputed by any insurer, or as to which any insurer has refused to cover all or any material portion of such claim. To the knowledge of the Company, all material claims covered by any insurance policy of the Company or any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.

31.	Taxes.

(a) Each of the Company and its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are true, complete and correct in all material respects.

(b) Each of the Company and its Subsidiaries has paid on a timely basis all material Taxes which are due and payable by it on or before the date hereof (including instalments), other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company in accordance with IFRS. Each of the Company and its Subsidiaries has provided accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(c) No material deficiencies, litigation, audits, claims, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company, nor any of its Subsidiaries, is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective assets.

(d) No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company, or any of its Subsidiaries, is or may be subject to material Tax by that jurisdiction or is or may be required to file a tax return in that jurisdiction.

(e) There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(f) Each of the Company and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g) There are no outstanding agreements, arrangements, elections, waivers or objections extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or any of its Subsidiaries, for any taxable period and no request for any such waiver or extension is currently pending.

(h) The Company and each of its Subsidiaries has made available to the Purchaser true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i) None of the Company or any of its Subsidiaries has, at any time, directly or indirectly transferred any property or supplied any services to, or acquired any property or services from, a Person with whom the Company or Subsidiary, as the case may be, was not dealing at arm’s length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has the Company or any of its Subsidiaries been deemed to have done so for purposes of the Tax Act.

(j) The Company and its Subsidiaries have complied in material respects with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law).

(k) There are no circumstances existing which could result in the material application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries. Except as in accordance with past practices, the Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any material amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Date.

(l) For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes (i) the Company is resident in, and is not a non-resident of, Canada, and is a ‘‘taxable Canadian corporation”; and (ii) each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country and if resident in Canada and is a corporation, is a “taxable Canadian corporation”.

32.

Opinion of Financial Advisors. The Special Committee and the Company Board have received each of the Fairness Opinions and such Fairness Opinions have not been withdrawn or modified as of the date hereof.

33.

Brokers. Except for the engagement letters between the Company and the Financial Advisors and the fees payable under or in connection with such engagements, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement. In Schedule 3.1(33) of the Company Disclosure Letter, the Company has disclosed to the Purchaser all fees, commissions or other payments that may be payable to the Financial Advisors in connection with this Agreement or any other transaction contemplated by this Agreement and a true and complete copy of the engagement letter between the Company and each Financial Advisor has been provided to Goodmans LLP.

34.

Anti-Terrorism Laws. Neither the Company nor any of its Subsidiaries has been or is currently subject to any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by any Governmental Entity (including the Government of Canada, the Office of Foreign Assets Control of the U.S. Treasury Department (including the designation as a “specially designated national or blocked person” thereunder), or any other applicable sanctions authority) or other similar Laws (collectively, “Sanctions”). To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company, any of its Subsidiaries or any of their respective Representatives has violated any Sanctions, and, to the knowledge of the Company, no condition or circumstances exist (including any ongoing action, suit, proceeding or hearing) that would form the basis of any such allegations.

35.

Corrupt Practices Legislation. Neither the Company nor any of its Subsidiaries have, directly or indirectly, taken any action which is or would be otherwise inconsistent with or prohibited by the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the anti-bribery corruption and corruption provisions of the Criminal Code (Canada) or any applicable Law of similar effect (collectively, the “Corrupt Practices Legislation”). Neither the Company nor any of its Subsidiaries has received any notice alleging that the Company or any of its Subsidiaries or any of their respective Representatives has violated any Corrupt Practices Legislation, and, to the knowledge of the Company, no condition or circumstances exist that would form the basis of any such allegations.

36.

Money Laundering. The operations of the Company and each of its Subsidiaries have been, since September 1, 2018, conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements and money laundering or similar Laws (“Money Laundering Laws”). Neither the Company nor any of its Subsidiaries has received any notice alleging that the Company, any of its Subsidiaries or any of their respective Representatives has violated any Money Laundering Laws, and, to the knowledge of the Company, no condition or circumstances exist (including any ongoing actions, suits, proceedings or hearings) that would form the basis of any such allegations.

37.	Privacy and Anti-Spam. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)

the Company and each of its Subsidiaries have complied, in all material respects, with all applicable Privacy Laws, and there are no material actions, suits, proceedings or hearings in progress or pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries with respect to any of the foregoing;

(b)

the Company and each of its Subsidiaries have taken commercially reasonable measures (including implementing and monitoring organizational, technical and physical security) to ensure that confidential information of the Company and its Subsidiaries and Company Data are protected against unauthorized access, use, modification, disclosure or other misuse, and, since September 1, 2018, to the knowledge of the Company, no material unauthorized access to or unauthorized use, modification, disclosure or other material misuse of such confidential information or Company Data has occurred; and

(c)

the Company and each of its Subsidiaries have conducted its business in compliance with CASL, and the Company and each of its Subsidiaries retain records sufficient to demonstrate such compliance, including evidence of express consent or circumstances giving rise to implied consent or any exemption available under CASL.

38.	Special Committee and Board Approval.

(a)

The Special Committee, after receiving financial and legal advice, has unanimously recommended to the Company Board that the Company Board (i) approve this Agreement and the Arrangement, and (ii) recommend that the Company Participating Shareholders (other than the Shaw Family Group) vote in favour of the Arrangement Resolution.

(b)

The Company Board, after receiving the recommendation of the Special Committee and after receiving financial and legal advice, has unanimously (subject to abstentions of any conflicted director): (i) determined that the Arrangement is fair and reasonable to the Company Participating Shareholders (other than the Shaw Family Group) and in the best interests of the Company, (ii) resolved to unanimously (subject to abstentions of any conflicted director) recommend that Company Participating Shareholders (other than the Shaw Family Group) vote in favour of the Arrangement Resolution, and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

39.	Funds Available. The Company has sufficient funds available to pay the Termination Amount.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1.

Organization and Qualification. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

2.

Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

3.

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.

Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser or any of its Subsidiaries other than: (a) the Interim Order and any approvals required by the Interim Order; (b) the Final Order; (c) filings with the Registrar under the ABCA, (d) the Key Regulatory Approvals, and (e) filings with the Securities Authorities or the TSX, the TSXV or the NYSE, as applicable.

5.

Non-Contravention. The execution and delivery of, and performance by the Purchaser of its obligations under, this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby (including the Financing, any Alternative Financing or Substitute Financing permitted by the terms of this Agreement or any other financings being entered into in connection therewith) do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Purchaser’s Constating Documents;

(b)

assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation of breach of any Law applicable to the Purchaser, any of its Subsidiaries or any of their respective properties or assets, except as would not reasonably be expected to, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby; or

(c)

constitute a breach of or default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser or any of its Subsidiaries is entitled under any Contract in respect of Indebtedness (other than clause (e) of such defined term) to which the Purchaser or any of its Subsidiaries is a party or by which the Purchaser or any of its Subsidiaries is bound.

6.

Litigation. There are no claims, actions, suits or arbitrations or inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser, threatened, against the Purchaser or any of its Subsidiaries, or affecting any of their respective properties or assets, that if determined adverse to the interests of the Purchaser or its Subsidiaries, would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby. Neither the Purchaser nor any of its Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would reasonably be expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

7.

Financing. The Purchaser will have, at the Effective Time, assuming the Debt Financing contemplated in the Debt Commitment Letter is funded, sufficient funds available to satisfy the aggregate Arrangement Consideration payable under the terms of the Plan of Arrangement and any other obligations payable by the Purchaser pursuant to this Agreement. The Purchaser has delivered to the Company a true, correct and complete copy, including all exhibits, schedules or amendments thereto, of the Debt Commitment Letter (provided that such copies may be subject to customary redactions with respect to fee amounts, economic terms and “market flex” provisions, provided further that none of such redactions affect or relate to the conditionality, enforceability, termination, timing, availability or aggregate principal amount of the Debt Financing or reduce the Debt Financing below the amount set forth in the Debt Commitment Letter ). The Debt Commitment Letter is in full force and effect, constitutes a legal, valid and binding obligation of the Purchaser and each of the Debt Financing Sources, and at the date hereof such Debt Financing has not been modified, amended, restated or replaced. None of the respective commitments contained in the Debt Commitment Letter have been withdrawn, terminated or rescinded in whole or in part. The Purchaser is not in breach of any of the terms or conditions set forth in the Debt Commitment Letter and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute such a breach by the Purchaser or a failure by the Purchaser to satisfy a condition precedent set forth therein. The Purchaser has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date of this Agreement, and will pay any such fees when due prior to and including the Effective Date. There are no conditions precedent or other contingencies related to the funding of the full amount of the financing provided for in the Debt Commitment Letter other than as specified in the Debt Commitment Letter and the Purchaser has no reason to believe that the conditions set forth in the Debt Commitment Letter will not be satisfied, that such available cash will not be available on the Effective Date or that the Debt Commitment Letter will not be funded on the Effective Date. The aggregate proceeds contemplated by the Debt Commitment Letter shall be sufficient to enable the Purchaser to consummate the transactions contemplated by this Agreement (including the payment of all necessary fees, expenses and other amounts in relation thereto). Except for customary engagement letters, there are no side letters or other agreements, arrangements or understandings, whether written or oral, contingent or otherwise, with any Person relating to the availability, amount or conditionality contained in the Debt Commitment Letter, other than as set forth in the Debt Commitment Letter.

8.

Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Financing, any Alternative Financing or Substitute Financing permitted by the terms of this Agreement or any other financings being entered into in connection therewith):

(a)

the fair value of the assets of the Purchaser and its Subsidiaries, taken as a whole, shall be greater than the total amount of the liabilities of the Purchaser and its Subsidiaries (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with IFRS, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole;

(b)	the Purchaser and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations as they become due in the ordinary course of business; and

(c)	the Purchaser and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage,

and, for greater certainty, “Subsidiaries” shall include the Company and its Subsidiaries for the purposes of this paragraph 8.

9.

Security Ownership. Neither the Purchaser, any of its Subsidiaries nor any Person acting jointly or in concert with the Purchaser, beneficially owns or exercises control or direction over, any securities of the Company.

10.	Residency and Ownership Restrictions.

(a)

The Purchaser is a “qualified corporation” within the meaning of the Direction to the CRTC (Ineligibility of Non-Canadians) and the Canadian Telecommunications Common Carrier Ownership and Control Regulations. The Purchaser has knowledge of and is familiar with the restrictions imposed under applicable Laws with respect to the ownership and control of the Company and the ownership and control of certain CRTC licenses held by the Company, including the restrictions set forth under Broadcasting Legislation and the related regulations and directions thereto, and the eligibility requirements of ISED Licences held by the Company, and shall comply with all such requirements up to and including the Closing.

(b)	The Purchaser is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

(c)

For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes, the Purchaser is resident in, and is not a non-resident of, Canada, and is a “taxable Canadian corporation”.

APPENDIX D

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement Agreement” means the Arrangement Agreement made as of March 13, 2021 between the Purchaser and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Cash Consideration” means $40.50;

“Company” means Shaw Communications Inc.;

“Company Dividend” has the meaning specified in Section 2.3(f);

“Company Shares” means the Class A Shares and the Class B Shares;

“Court” means the Court of Queen’s Bench of Alberta, or other court as applicable;

“Depositary” means AST Trust Company (Canada), as depositary, or such other Person as the Company and the Purchaser mutually agree on, each acting reasonably;

“Dissenting Shareholder” means a holder of Company Shares as of the record date of the Company Meeting who: (a) has validly exercised its Dissent Rights in strict compliance with the Dissent Right provisions of this Plan of Arrangement; (b) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights; and (c) is ultimately entitled to be paid the fair value for his, her or its Company Shares, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such holder of Company Shares;

“Dissent Rights” has the meaning specified in Section 3.1;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 1:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Eligible Holder” means a Shaw Family Shareholder that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act, that is not exempt from tax under Part I of the Tax Act;

“Equity Awards” means the Company Options, Company RSUs, Company PSUs and Company DSUs;

“Final Order” means the final order of the Court pursuant to section 193 of the ABCA in a form acceptable to the Company and Purchaser, each acting reasonably, as contemplated by Section 2.5 of the Arrangement Agreement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Company and the Purchaser, each acting reasonably) on appeal;

“holders” means: (a) when used with reference to the Company Shares, except where the context otherwise requires, the holders of the Company Shares shown from time to time in the registers maintained by or on behalf of the Company in respect of the Company Shares; (b) when used with reference to the Qualifying Holdco Shares, except where the context otherwise requires, the holders of the Qualifying Holdco Shares shown from time to time in the registers maintained by or on behalf of the Qualifying Holdco in respect of the Qualifying Holdco Shares; and (c) when used with reference to Equity Awards, the holders of Equity Awards shown from time to time in the respective registers or accounts maintained by or on behalf of the Company;

“Interim Order” means the interim order of the Court pursuant to section 193 of the ABCA in a form acceptable to the Company and the Purchaser, each acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal to be sent by the Company to holders of Company Shares for use in connection with the Arrangement;

“Liens” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), or adverse right or claim, or other third party interest or encumbrance of any kind;

“Plan of Arrangement” means this plan of arrangement proposed under Section 193 of the ABCA, and any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably;

“Purchaser” means Rogers Communications Inc.;

“Purchaser Loan” means a demand loan from the Purchaser to the Company denominated in Canadian dollars in an aggregate principal amount not exceeding the aggregate amount of cash required by the Company to make the payments in Sections 2.3(b) to Section 2.3(e), which amount shall be provided by the Company to the Purchaser in writing prior to the Effective Time, and which shall be evidenced by way of a demand promissory note granted by the Company in favour of the Purchaser;

“Purchaser Share” means a Class B Non-Voting Share in the capital of the Purchaser;

“Qualifying Holdco” means a corporation that is wholly-owned by one or more Shaw Family Shareholders that meets the conditions described in Section 4.1 of the Controlling Shareholder Voting Support Agreement, and which directly holds Shaw Family Company Shares at the Effective Time;

“Qualifying Holdco Shares” means all of the shares in the capital of a Qualifying Holdco at the Effective Time;

“Section 85 Election” has the meaning specified in Section 2.6;

“Shaw Family Company Shares” means (a) the 50,719,468 Company Shares owned, directly or indirectly, or controlled by the Shaw Family Living Trust as of the date of the Arrangement Agreement as set forth in Schedule “A” to the Controlling Shareholder Voting Support Agreement, plus (b) up to 5,946,607 additional Company Shares held by Shaw Family Shareholders or Qualifying Holdcos at the Effective Time, plus (c) such additional number of Company Shares, if any, that the Purchaser agrees can be included as Shaw Family Company Shares;

“Shaw Family Consideration” means the aggregate of the Shaw Family Share Consideration in respect of every Shaw Family Company Share transferred to the Purchaser pursuant to Section 2.3(j) and the Shaw Family Holdco Share Consideration in respect of every Qualifying Holdco provided that such aggregate amount cannot exceed $917,990,415 in cash and 23,641,470.40 Purchaser Shares, unless, with the consent of the Purchaser, the aggregate number of Shaw Family Company Shares exceeds 56,666,075, in which case the cash and Purchaser Shares forming part of the Shaw Family Consideration shall be proportionately increased;

“Shaw Family Group” means (a) the estate of JR Shaw, his spouse and issue (whether natural born or legally adopted) and spouses thereof, the estates of any such individuals, and corporations owned or controlled by any one or more of the foregoing or by trusts of which any one or more of the foregoing are the principal beneficiaries (including the Shaw Family Living Trust), (b) the estate of James Robert Shaw; and (c) each of the charitable foundations listed in Schedule “B” to the Controlling Shareholder Voting Support Agreement;

“Shaw Family Holdco Share Consideration” in respect of a Qualifying Holdco means (a) an amount of cash equal to $16.20 multiplied by the number of Company Shares held by that Qualifying Holdco at the Effective Time; and (b) that number of Purchaser Shares equal to 0.417206775 multiplied by the number of Company Shares held by that Qualifying Holdco at the Effective Time, payable to the Shaw Family Shareholders in respect of the Qualifying Holdco Shares of that Qualifying Holdco transferred by the Shaw Family Shareholders to the Purchaser;

“Shaw Family Share Consideration” means (a) $16.20 in cash, and (b) 0.417206775 Purchaser Shares, payable in respect of each Shaw Family Company Share transferred to the Purchaser pursuant to Section 2.3(j); and

“Shaw Family Shareholder” means the Shaw Family Living Trust and any other member of the Shaw Family Group (other than a Qualifying Holdco) that is the registered holder of Company Shares or Qualifying Holdco Shares at the Effective Time and that has agreed (in a form reasonably acceptable to the Purchaser) to be a Shaw Family Shareholder; provided that no Person will become a Shaw Family Shareholder without the prior consent of the Purchaser if, after giving effect thereto, the aggregate number of Shaw Family Company Shares would exceed 56,666,075.

1.2	Headings, References, etc.

The division of this Plan of Arrangement into Articles, sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Plan of Arrangement. The terms “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof.

1.3	Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires: (a) words importing the singular number include the plural and vice versa; (b) words importing any gender include all genders; and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.5	Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day. In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

1.6	References to Dates, Statutes, etc.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

1.7	Time

Time shall be of the essence in every matter or action contemplated in this Plan of Arrangement. All times expressed herein are local time (Calgary, Alberta) unless otherwise stipulated herein.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Company, the Purchaser, all holders and beneficial owners of Company Shares, Company Options, Company RSUs, Company PSUs and Company DSUs, including Dissenting Holders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after the Effective Time without any further act or formality required on the part of any Person.

2.3	Arrangement

At the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below, without further authorization, act or formality, in each case, in accordance with the transfer mechanics set out in Section 2.4 and unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	the Purchaser shall make the Purchaser Loan to fund the payments in Sections 2.3(b), 2.3(c), 2.3(d) and 2.3(e);

(b)

each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which the Cash Consideration exceeds the exercise price of such Company Option, in each case, less applicable withholdings in accordance with Section 4.3, and each such Company Option shall immediately be cancelled and, for greater certainty, where such amount is nil or negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(c)

each Company RSU, Company PSU or Company DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company RSU/PSU Plan or the Company DSU Plan, as applicable, shall, without any further action by or on behalf of a holder of Company RSUs, Company PSUs or Company DSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the Cash Consideration, less applicable withholdings in accordance with Section 4.3, and each such Company RSU, Company PSU or Company DSU shall immediately be cancelled;

(d)

the Company shall make a cash payment to the ERP Trust (as defined in the ERP), in an amount equal to the amount required to be contributed by the Company in accordance with Section 12.05 of the ERP which shall have been calculated by the Actuary (as defined in the ERP) with effect as of the Effective Time, less applicable withholdings in accordance with Section 4.3;

(e)

the Company shall make a cash payment to the SERP Trust (as defined in the SERP) in an amount equal to the amount required to be contributed by the Company in accordance with Section 7.02(c) of the SERP, less applicable withholdings in accordance with Section 4.3;

(f)

the Company shall make a payment to the Depositary in an amount equal to any unpaid Company Permitted Dividend that has been declared by the Company Board in accordance with the terms of the Arrangement Agreement on the Company Shares with a record date prior to the Effective Date (the “Company Dividends”), less applicable withholdings in accordance with Section 4.3;

(g)

each of the Company Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred (free and clear of any Liens), without any further act or formality, to the Purchaser, in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Section 3.1;

(ii)	the name of each such Dissenting Shareholder shall be removed as the holder of such Company Shares from the registers of Company Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of any Liens) and shall be entered in the registers of Company Shares maintained by or on behalf of the Company;

(h)

contemporaneously with the step contemplated in Section 2.3(g), each outstanding Class A Share (other than Shaw Family Company Shares, and Class A Shares held by Dissenting Shareholders or Qualifying Holdcos) shall be transferred (free and clear of all Liens) to the Purchaser in consideration for the Cash Consideration;

(i)

contemporaneously with the step contemplated in Section 2.3(g), each outstanding Class B Share (other than Shaw Family Company Shares, and Class B Shares held by Dissenting Shareholders or Qualifying Holdcos) shall be transferred (free and clear of all Liens) to the Purchaser in consideration for the Cash Consideration;

(j)

contemporaneously with the step contemplated in Section 2.3(g), each outstanding Shaw Family Company Share (other than Shaw Family Company Shares held by a Qualifying Holdco) shall be transferred (free and clear of all Liens) to the Purchaser in exchange for the Shaw Family Share Consideration; and

(k)

contemporaneously with the step contemplated in Section 2.3(g), all outstanding Qualifying Holdco Shares of each Qualifying Holdco held by the Shaw Family Shareholders shall be transferred (free and clear of all Liens) to the Purchaser in exchange for the Shaw Family Holdco Share Consideration in respect of each Qualifying Holdco. The Shaw Family Holdco Share Consideration in respect of each Qualifying Holdco, including the portion satisfied by cash and the portion satisfied by Purchaser Shares for each Qualifying Holdco Share, shall be allocated amongst the Qualifying Holdco Shares of such Qualifying Holdco in a manner consistent with the Section 85 Election or as may otherwise be agreed by the relevant Shaw Family Shareholders and the Purchaser, acting reasonably.

2.4	Transfer Mechanics

(a)

With respect to each Company Option, Company RSU, Company PSU and Company DSU deemed to be transferred and assigned in accordance with Sections 2.3(b) and 2.3(c), the following shall be deemed to have occurred as of the time of such applicable transfer and assignment:

(i)	each holder thereof shall cease to be a holder of such applicable Equity Award;

(ii)	each holder’s name shall be removed from the register of the applicable Equity Award;

(iii)

the Company Stock Option Plan, the Company RSU/PSU Plan and the Company DSU Plan, and all agreements relating to the applicable Equity Awards, shall be terminated and shall be of no further force and effect; and

(iv)

each holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(b) and Section 2.3(c), as applicable, at the time and in the manner specified in Section 4.1.

(b)

With respect to each Class A Share, Class B Share or Qualifying Holdco Share deemed to have been transferred and assigned in accordance with Sections 2.3(h) to 2.3(k), the following shall be deemed to have occurred as of the time of the applicable transfer and assignment:

(i)

the holder thereof shall cease to be the holder of such Company Share or Qualifying Holdco Share, as applicable, and to have any rights as holders thereof, other than the right to be paid the Cash Consideration or Shaw Family Consideration, as applicable, in accordance with this Plan of Arrangement;

(ii)	the name of the holder thereof shall be removed from the register of Company Shares or Qualifying Holdco Shares, as applicable;

(iii)

the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Company Share or Qualifying Holdco Share; and

(iv)

the Purchaser shall be deemed to be the transferee (free and clear of all Liens) of all of the outstanding Company Shares (other than Company Shares held by the Qualifying Holdcos but including all Company Shares transferred by Dissenting Shareholders pursuant to Section 2.3(g)) and all Qualifying Holdco Shares and the register of the Company and any Qualifying Holdco shall be revised accordingly.

2.5	No Fractional Purchaser Shares and Rounding of Cash Consideration

(a)

In no event shall a Shaw Family Shareholder be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Shaw Family Shareholder pursuant to this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable: (i) the number of Purchaser Shares to be received by such Shaw Family Shareholder shall be rounded down to the nearest whole Purchaser Share; and (ii) such Shaw Family Shareholder shall receive a cash payment (rounded up to the nearest whole $0.01) equal to the product of the (A) $58.2445 and (B) the fractional Purchaser Share amount.

(b)

If the aggregate cash amount which a holder of Company Shares or Qualifying Holdco Shares is entitled to receive pursuant to this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such holder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

2.6	Tax Elections

If requested by an Eligible Holder who receives Purchaser Shares pursuant to the Arrangement, the Purchaser shall make a joint election with such Eligible Holder in accordance with subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial legislation) provided that such election is in accordance with the provisions of the Tax Act (and applicable provincial legislation) (a “Section 85 Election”). The agreed amount under such joint election shall be determined by each Eligible Holder in such Eligible Holder’s sole discretion within the limits set out in the Tax Act (and applicable provincial legislation). The obligation of the Purchaser in this regard is limited to Eligible Holders that provide the Purchaser with a validly completed tax election within 90 days after the Effective Date, and the Purchaser will not assume any responsibility for the proper completion or timely filing of such election. The Purchaser will not have any obligation to make such an election in respect of any holder of Company Shares or holder of Qualifying Holdco Shares other than an Eligible Holder who receives Purchaser Shares pursuant to the Arrangement.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered holders of Company Shares as of the record date for the Company Meeting may exercise dissent rights with respect to the Company Shares held by such holder as of such date (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 191 of the ABCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding Section 191 of the ABCA, the written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Calgary Time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens, as provided in Section 2.3(g), and if they:

(a)

ultimately are entitled to be paid fair value for such Company Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(g)); (ii) will be entitled to be paid the fair value of such Company Shares, which fair value shall be determined as of the close of business on the day before the Arrangement Resolutions were adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Company Shares shall be deemed to have participated in the Arrangement as of the Effective Time on the same basis as a non-dissenting holder of Company Shares (other than a Shaw Family Shareholder) and shall be entitled to receive only the consideration contemplated in Section 2.3 that such holder of Company Shares would have received pursuant to the Arrangement if such holder of Company Shares had not exercised Dissent Rights.

3.2	Recognition of Dissenting Shareholders

(a)

In no circumstances shall the Company, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights: (i) unless, as of the deadline for exercising Dissent Rights (as set forth in Section 3.1), such Person is a registered holder of the Company Shares in respect of which such Dissent Rights are sought to be exercised; (ii) if such Person has voted or instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution; or (iii) unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

(b)

For greater certainty, in no case shall the Company, the Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(g), and the names of such Dissenting Shareholders shall be removed from the registers of holders of Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(g) occurs.

(c)

In addition to any other restrictions under Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Equity Awards; (ii) holders of Company Shares who vote or have instructed a proxyholder to vote such holder’s Company Shares in favour of the Arrangement Resolution; (iii) any Person (including any beneficial owner of Company Shares) who is not a registered holder of Company Shares; and (iv) the Purchaser and its affiliates (as defined in the Arrangement Agreement).

ARTICLE 4

PAYMENTS AND CERTIFICATES

4.1	Payment of Consideration

(a)

Following receipt of the Final Order and prior to the filing of the Articles of Arrangement: (i) the Purchaser shall deposit or cause to be deposited with the Depositary for the benefit of each holder of Company Shares and Qualifying Holdco Shares entitled to receive cash pursuant to Sections 2.3(h) to 2.3(k), the amount of cash equal to the cash payments contemplated in Sections 2.3(h) to 2.3(k), with the amount per Company Share in respect of which Dissent Rights have been exercised being deemed to be the Cash Consideration, for the benefit of the holders of Company Shares and Qualifying Holdco Shares; and (ii) Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the Shaw Family Shareholders entitled to receive Purchaser Shares pursuant to Section 2.3(j) and Section 2.3(k), certificates representing the number of Purchaser Shares that such Shaw Family Shareholders are entitled to receive pursuant to Section 2.3(j) and Section 2.3(k). The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)

Upon the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares or Qualifying Holdco Shares, as applicable, that were transferred pursuant to Sections 2.3(h) to 2.3(k), together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require (or the Purchaser in respect of Qualifying Holdco Shares), each Company Share or Qualifying Holdco Share, as applicable, represented by such surrendered certificate shall be exchanged by the Depositary, and the Depositary shall deliver to the applicable holder of such Company Share or Qualifying Holdco Share as soon as practicable and in accordance with Sections 2.3(h) to 2.3(k), Section 4.1 and Section 4.2: (i) a cheque, wire transfer or other form of immediately available funds, representing the cash amount that such holder of Company Shares or Qualifying Holdco Shares, as applicable, is entitled to receive under the Arrangement; and (ii) one or more certificates representing the Purchaser Shares that such holder of Company Shares or Qualifying Holdco Shares, as applicable, is entitled to receive under the Arrangement.

(c)

As soon as practicable after the Effective Time, the Company shall pay the amounts to be paid to holders of Equity Awards in accordance with Sections 2.3(b) and 2.3(c) either: (i) pursuant to the normal payroll practices and procedures of the Company; or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque, wire transfer or other form of immediately available funds (delivered to such holder of such Equity Awards, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of such Equity Awards), or (iii) by such other means as the Company may elect or as otherwise may be reasonably requested by the Purchaser including with respect to the timing and manner of such delivery, in each case, less applicable withholdings in accordance with Section 4.3.

(d)

Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented outstanding Company Shares or Qualifying Holdco Shares shall be deemed, immediately after the completion of the transactions contemplated in Sections 2.3(h) to 2.3(k), to represent only the right to receive upon such surrender cash and, as applicable,

Purchaser Shares, in lieu of such certificate as contemplated in Sections 2.3(h) to 2.3(k). Any such certificate formerly representing outstanding Company Shares or Qualifying Holdco Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares or Qualifying Holdco Shares of any kind or nature against or in the Company or Purchaser. On such date, all cash or securities to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)

Any payment made by way of cheque by the Depositary (on behalf of the Purchaser) or the Company, if applicable, pursuant to the Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of any holder of Company Shares, Qualifying Holdco Shares or Equity Awards to receive the applicable consideration for any Company Shares, Qualifying Holdco Shares or Equity Awards pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f)

No holder of Company Shares, Qualifying Holdco Shares or Equity Awards shall be entitled to receive any consideration with respect to Company Shares, Qualifying Holdco Shares or Equity Awards other than the consideration to which such holder entitled to receive in accordance with Sections 2.3(b), 2.3(c), 2.3(g), 2.3(h), 2.3(i), 2.3(j), 2.3(k) and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than Company Dividends pursuant to Section 2.3(f). No dividend or other distribution declared or made after the Effective Time with respect to Company Shares or Equity Awards with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Company Shares, Qualifying Holdco Shares or Equity Awards.

(g)

All dividends or other distributions payable with respect to any Purchaser Shares allotted and issued pursuant to this Arrangement for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary for the benefit and on behalf of the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by the holder to the Depositary in such form as the Depositary may reasonably require, such dividends or other distributions and any interest thereon to which such holder is entitled, less any amounts withheld pursuant to Section 4.3.

(h)

All Company Dividends, if any, shall be paid or delivered to the Depositary to be held by the Depositary for the benefit and on behalf of the registered holder of the Company Shares. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by the holder to the Depositary in such form as the Depositary may reasonably require, the Company Dividends and any interest thereon to which such holder is entitled, less any amounts withheld pursuant to Section 4.3. The holders’ rights to receive payment from the Depositary pursuant to this Section 4.1(h) shall represent all of the holder’s rights with respect to the Company Dividends.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares or Qualifying Holdco Shares that were transferred pursuant to Sections 2.3(h) to 2.3(k) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue, pay and deliver, in exchange for such lost, stolen or destroyed certificate, the cash amount and, as applicable, the Purchaser Shares, which such holder is entitled to receive pursuant to this Plan of Arrangement. When authorizing such issuance, delivery or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash or Purchaser Shares are to be delivered shall as a condition precedent to the issuance, delivery or payment thereof, give a bond satisfactory to the Company, the Purchaser and the Depositary, each acting reasonably, in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Purchaser, the Company and the Depositary, and any other Person that makes a payment hereunder, as applicable, shall be entitled to deduct or withhold (or cause to be deducted or withheld) from the amount payable or otherwise deliverable to any Person pursuant to the Arrangement or this Plan of Arrangement, including Company Participating Shareholders exercising Dissent Rights, and from all dividends, other distributions or other amounts otherwise payable to any former Company Shareholders, holder of Qualifying Holdco Shares or holders of Company Options, Company RSUs, Company PSUs or Company DSUs, such Taxes or other amounts as the Purchaser, the Company, the Depositary or other Persons are or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any applicable Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate Governmental Entity.

4.4	No Liens

Any exchange or transfer of Company Shares, Qualifying Holdco Shares or Equity Awards pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Qualifying Holdco Shares and Equity Awards issued or outstanding prior to the Effective Time; (b) the rights and obligations of the holders of Company Shares, Qualifying Holdco Shares and Equity Awards, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Qualifying Holdco Shares and Equity Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

The Company and the Purchaser may amend, modify or supplement this Plan of Arrangement at any time, and from time to time, prior to the Effective Time, provided that each such amendment, modification or supplement must: (i) be set out in writing; (ii) be approved by the Company and the Purchaser, each acting reasonably; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to holders of Company Shares, if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by either the Purchaser or the Company at any time prior to the Company Meeting (provided that the other Party shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to by each of the Company and the Purchaser (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by holders of some or all of the Company Shares in the manner directed by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that (i) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any holder of Company Shares or (ii) is an amendment contemplated in Section 5.1(d) made following the Effective Date.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, without communication to the holders of the Company Shares, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Company Shares, Qualifying Holdco Shares or Equity Awards.

5.2	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

6.1	Notwithstanding

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX E

CIBC FAIRNESS OPINION

CIBC World Markets Inc. 161 Bay Street, 6th Floor Toronto ON M5J 2S8

March 12, 2021

The Special Committee of the Board of Directors (the “Special Committee”)

of Shaw Communications Inc.

Suite 900, 630 3rd Avenue SW

Calgary, AB T2P 4L4

To the Special Committee:

CIBC World Markets Inc. (“CIBC”, “we”, “us” or “our”) understands that Shaw Communications Inc. (“Shaw” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers” or the “Purchaser”) providing for, among other things, the acquisition (the “Proposed Transaction”) by the Purchaser of all of the outstanding Class A common shares of the Company (“Class A Shares”) and Class B Non-Voting common shares of the Company (“Class B Shares”, and together with the Class A Shares, the “Company Participating Shares”). We further understand that as of the date of the Arrangement Agreement, the Shaw Family Shareholders (as such term is defined in the Arrangement Agreement) collectively own 56,666,075 Company Participating Shares (the “Shaw Family Company Shares”).

We understand that pursuant to the Arrangement Agreement:

a)

the Purchaser will acquire each of the issued and outstanding Company Participating Shares from the holders of the Company Participating Shares (the “Company Participating Shareholders”) for consideration (the “Arrangement Consideration”) composed of (i) $40.50 in cash per Class A Share (other than Class A Shares held by the Shaw Family Shareholders), (ii) the amount of cash and the number of Class B Non-Voting shares of the Purchaser (the “Purchaser Shares”) per Class A Share held directly or indirectly by the Shaw Family Shareholders as set forth in the Plan of Arrangement (as defined below); (iii) $40.50 in cash per Class B Share (other than Class B Shares held by the Shaw Family Shareholders), and (iv) the amount of cash and the number of Purchaser Shares per Class B Share held directly or indirectly by the Shaw Family Shareholders as set forth in the Plan of Arrangement;

b)	the Proposed Transaction will be effected by way of a plan of arrangement (the “Plan of Arrangement”) under Section 193 of the Business Corporations Act (Alberta);

c)

the completion of the Proposed Transaction will be conditional upon, among other things, (i) approval by (1) at least two-thirds of the votes cast by the holders of Class A Shares (“Class A Shareholders”), voting separately as a class, who are present in person or represented by proxy at the special meeting of the Company Participating Shareholders (the “Company Meeting”), (2) at least two-thirds of the votes cast by the holders of Class B Shares (“Class B Shareholders”), voting separately as a class, who are present in person or represented by proxy at the Company Meeting, (3) a majority of the votes cast by Class A Shareholders, voting as a separate class, present in person or by proxy at the Company Meeting, excluding for this purpose votes attached to the Class A Shares held by Persons (as such term is defined in the Arrangement Agreement) described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), (4) a majority of the votes cast by Class B Shareholders, voting as a separate class, present in person or by proxy at the Company Meeting, excluding for this purpose votes attached to the Class B Shares held by Persons (as such term is defined in the Arrangement Agreement) described in items (a) through (d) of section 8.1(2) of MI 61-101, and (5) if and to the extent required by the Court (as defined herein), such other approval of securityholders of the Company as may be required by the Court; (ii) receipt of all of the Key Regulatory Approvals (as such term is defined in the Arrangement Agreement), and (iii) the approval of the Court of Queen’s Bench of Alberta (the “Court”); and

d)

the terms and conditions of the Proposed Transaction will be described in a management information circular of the Company and related documents (collectively, the “Circular”) that will be mailed to the Company Participating Shareholders in connection with the Company Meeting.

Engagement of CIBC

By letter agreement effective as of March 1, 2021, (the “Engagement Agreement”), the Company retained CIBC to act as financial advisor to an independent committee of directors appointed by the Board of Directors (the “Special Committee”) in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Special Committee our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Arrangement Consideration to be received by Company Participating Shareholders, other than the Shaw Family Shareholders, pursuant to the Arrangement Agreement.

CIBC will be paid a fixed fee for rendering the Opinion, whether or not the Proposed Transaction is completed. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content of this Opinion has been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in mergers, acquisitions and divestitures, and valuation matters.

Relationships with the Parties to the Proposed Transaction

Neither CIBC, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta) or the rules made thereunder) of the Company, the Purchaser, or any of their respective associates or affiliates.

CIBC has not been engaged to provide any financial advisory services to Shaw and Rogers within the past two years, other than acting as financial advisor to the Special Committee pursuant to the Engagement Agreement.

In addition, within the past two years, and in the ordinary course of business and unrelated to the Proposed Transaction, (i) Canadian Imperial Bank of Commerce, an affiliate of CIBC, is a participant in the lending consortium for the Company’s $1.5 billion credit facility, (ii) in April 2020, CIBC acted as joint bookrunner on the Company’s $500 million offering of 10.6 year senior notes, (iii) in December 2019, CIBC acted as co-lead on the Company’s $500 million offering of 10 year senior notes and co-lead on the Company’s $300 million offering of 30 year senior notes and (iv) in May 2019, CIBC acted as co-lead manager on the Company’s $548 million secondary offering of Class-B non-voting participating shares of Corus Entertainment Inc. The fees payable to CIBC and its affiliates in connection with the foregoing are not financially material to CIBC and its affiliates.

In addition, within the past two years, and in the ordinary course of business and unrelated to the Proposed Transaction, (i) Canadian Imperial Bank of Commerce, an affiliate of CIBC, is a co-syndication agent for the Purchaser’s $3.2 billion credit facility, (ii) in June 2020, CIBC acted as co-manager on the Purchaser’s US$750 million offering of floating rate notes due in 2022, (iii) in March 2020, CIBC acted as co-agent on the Purchaser’s $1.5 billion offering of 10 year senior notes, (iv) in October 2019, CIBC acted as co-manager on the Purchaser’s US$1.0 billion offering of 30 year senior notes, and (v) in April 2019, CIBC acted as joint bookrunner on the Purchaser’s $1.0 billion offering of 10 year senior notes and co-manager on the Purchaser’s US$1.25 billion 30 year senior notes in conjunction with which, CIBC also provided the Purchaser with US$400 million of notional swap capacity to swap its US dollar proceeds back to Canadian dollar currency. The fees payable to CIBC and its affiliates in connection with the foregoing are not financially material to CIBC and its affiliates.

In addition, CIBC and its affiliates may in the future, in the ordinary course of its business, perform financial advisory, investment banking and banking and other financial services for Shaw and/or Rogers, including providing loans and other financing services to Rogers in connection with the Proposed Transaction.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	a draft dated March 9, 2021 of the Arrangement Agreement;

ii)	a draft dated March 8, 2021 of the Voting Support Agreement being entered into by the Shaw Family Living Trust;

iii)

the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of the Company for the fiscal years ended August 30, 2020; August 30, 2019; and August 30, 2018;

iv)

the interim reports, including the comparative unaudited financial statements and management’s discussion and analysis, of the Company for the three months ended November 30, 2020; May 31, 2020; and February 29, 2020;

v)	the annual information form of the Company dated October 30, 2020;

vi)	the management information circular of the Company dated November 24, 2020 relating to the annual meeting of shareholders held on January 13, 2021;

vii)	certain internal financial, operational, corporate and other information prepared or provided by the management of the Company, including internal operating and financial budgets and projections;

viii)	selected public market trading statistics and relevant financial information of the Company and other public entities;

ix)	selected financial statistics and relevant financial information with respect to relevant precedent transactions;

x)	selected relevant reports published by equity research analysts and industry sources regarding the Company and other comparable public entities;

xi)	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and

xii)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with TD Securities Inc., financial advisor to the Company, Davies Ward Phillips & Vineberg LLP, external legal counsel to the Company, and Burnet, Duckworth & Palmer LLP, external legal counsel to the Special Committee, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Prior Valuations

The Chief Executive Officer and Chief Financial Officer of the Company have represented to CIBC that, to the best of their knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its affiliates or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to CIBC.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, the Purchaser or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Special Committee for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Special Committee as to whether they should approve the Arrangement Agreement nor as a recommendation to any Company Participating Shareholder as to how to vote or act at the Company Meeting or as an opinion concerning the trading price or value of any securities of the Company following the announcement or completion of the Proposed Transaction. Our Opinion should not be construed as an opinion as to the fairness of the Arrangement Consideration to be received by the holders of the Class A Shares and the holders of the Class B Shares considered separately, but rather as an opinion as to the fairness of the Arrangement Consideration to be received by Company Participating Shareholders considered as a whole, other than the Shaw Family Shareholders.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Description of Shaw Communications

Shaw is a Canadian cable and telecommunications company that, through its Wireline and Wireless divisions, provides its customers with internet, wireless, video and home phone services. Shaw was founded over 50 years ago and employs approximately 9,500 people as at August 31, 2020.

Shaw’s Wireline division consists of Consumer and Business services. The Consumer division connects customers in British Columbia, Alberta, Saskatchewan, Manitoba, and northern Ontario through the Company’s Fibre+ network, providing broadband Internet, Shaw Go WiFi, Video, and traditional home phone services. The Business division offers connectivity and managed services, including Internet, data, security, WiFi, and phone to business customers by leveraging the Company’s Fibre+ and fibre-to-the-premise networks.

Shaw’s Wireless division, through Shaw Mobile and Freedom Mobile, provides wireless voice and LTE data services through wireless network infrastructure. Shaw is the fourth largest wireless provider in Canada, offering both postpaid and prepaid services. Shaw Mobile currently operates in British Columbia and Alberta. Freedom Mobile currently operates in Ontario, British Columbia and Alberta.

As of market close on March 12, 2021, the Company had a market capitalization of approximately $12.0 billion. The primary listing of the Company Participating Shares is on the Toronto Stock Exchange (“TSX”), with its Class B Shares also being listed on the New York Stock Exchange (“NYSE”) and its Class A Shares also being listed on the Toronto Venture Exchange (“TSX-V”). Shaw is an Alberta Corporation, with its registered and head office located in Calgary, Alberta.

Approach to Fairness

In considering the fairness, from a financial point of view, of the Arrangement Consideration to be received by Company Participating Shareholders, other than the Shaw Family Shareholders, pursuant to the Arrangement Agreement, CIBC primarily considered the following:

(i)	a comparison of the Arrangement Consideration to the results of a discounted cash flow (“DCF”) analysis; and

(ii)	a comparison of the Arrangement Consideration to values derived based on multiples paid in select precedent transactions (“Precedent Transactions”).

In addition to the forgoing, CIBC reviewed but did not rely upon: (i) trading values for the Class A Shares and Class B Shares, (ii) equity research analyst estimates and target prices, and (iii) trading multiples for comparable public companies in the cable and telecommunications industry, as this methodology does not factor in a premium for control.

Discounted Cash Flow Analysis

The DCF methodology reflects the growth prospects and risks inherent in Shaw’s operations by taking into account the amount, timing, and relative certainty of management’s estimates of the projected unlevered free cash flows expected to be generated by the Company. The DCF approach requires that certain estimates and assumptions be made regarding, among other things, the drivers of future free cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor considered in the determination of the discount rates used in establishing a range of values.

CIBC calculated the unlevered after-tax free cash flows of the Company expected to be generated over the forecast period. The unlevered after-tax free cash flows of the Company, including its terminal value which represents the value of cash flows beyond the end of the forecast period, were then discounted utilizing a calculated weighted average cost of capital (“WACC”) that CIBC considered appropriate for the Company.

Assumptions

As the basis for the development of the projected free cash flows for our DCF analysis, CIBC relied on financial and operational projections for Shaw provided to us by management of the Company (the “Management Case Forecast”). The Management Case Forecast includes, among other things, assumptions on future subscriber growth, average revenue per user (“ARPU”), average billings per user (“ABPU”), subscriber churn, operating costs, capital costs, and taxes which reflect (or reflected at the time of preparation) the most reasonable assumptions by Shaw management. CIBC reviewed and discussed the assumptions in the Management Case Forecast with Shaw management and compared the assumptions to sources considered relevant including industry reports and projections by equity research analysts.

Discount Rates

Projected unlevered after-tax free cash flows for the Company were discounted utilizing the WACC for Shaw which CIBC calculated based on the Company’s after-tax cost of debt and equity, weighted based upon an assumed capital structure. Such assumed capital structure was determined based upon a review of the capital structures of a select group of Canadian cable and telecommunications companies which have risks comparable to Shaw’s. The cost of debt for the Company was estimated based on the risk-free rate of return and an appropriate borrowing spread to reflect credit risk for companies with similar ratings to Shaw’s. The cost of equity for the Company was determined using the capital asset pricing model (“CAPM”) approach. The CAPM approach calculates the cost of equity with reference to the risk-free rate, the volatility of equity prices relative to a benchmark (“beta”), the equity risk premium and, when and if applicable, a size premium. CIBC’s selected beta for Shaw was based upon a review of a range of unlevered betas for a select group of Canadian cable and telecommunications companies which have risks comparable to Shaw’s. The resultant unlevered beta was levered using the assumed capital structure and was then used to calculate the Company’s cost of equity.

The base assumptions used by CIBC in estimating the WACC for Shaw were as follows:

Cost of Debt
Pre-Tax Cost of Debt	3.0%
Tax Rate	26.3%
After-Tax Cost of Debt	2.2%

Cost of Equity
Risk Free Rate (10-Year Government of Canada Bonds)	1.4%
Equity Risk Premium(1)	7.3%
Size Premium(1)	0.7%
Unlevered Beta	0.49
Levered Beta	0.71
Cost of Equity	7.3%

WACC
Assumed Capital Structure (% Debt)	37.5%
WACC	5.4%

(1)	Source: Duff & Phelps 2021 Valuation Handbook.

Based on this methodology, CIBC determined the appropriate WACC for Shaw to be in the range of 5.0% - 6.0%.

Terminal Value

CIBC calculated the terminal value for the Company by applying a multiple range of 9.0 - 10.0x to the EBITDA in the last year (being FY2025) of the Management Case Forecast. These multiples were based on observed precedent transactions multiples in the Canadian cable and telecommunications industry. In selecting the range of terminal multiples, CIBC reviewed the implied terminal free cash flow growth rate and took into account the long-term inflation and growth prospects for the Company beyond the terminal year.

Summary of DCF Analysis

Based on our analysis, CIBC concluded that the Arrangement Consideration in the Proposed Transaction is above the range of share prices for the Company that were calculated by the DCF approach utilizing the Management Case Forecast.

Precedent Transactions Analysis

For the Precedent Transactions analysis, CIBC reviewed publicly available information for select precedent transactions involving Canadian cable and telecommunications companies that we considered relevant. Given differences in size, nature of operations, growth prospects and economic and market conditions, CIBC did not consider any specific precedent transaction to be directly comparable to the Proposed Transaction. CIBC also reviewed precedent transactions within the U.S. cable and telecommunications industry, but did not rely upon these due to the differences in the size and scale of the U.S. companies and due to differences in the market dynamics and competitive structure of the U.S. market.

The primary metric considered in analyzing the selected precedent transactions was Enterprise Value (“EV”), calculated as equity value plus net debt, as a multiple of EBITDA for the last twelve month (“LTM”) period.

The following table summarizes the precedent transactions reviewed by CIBC, the multiples implied by the prices paid in the transactions, and the implied transaction multiple represented by the Arrangement Consideration in the Proposed Transaction:

Announcement Date	Acquiror	Target	Enterprise Value ( in $M )	EV / LTM EBITDA
21-Oct-20	Cogeco Communications	DERYtelecom	$405	9.2x
02-May-16	BCE	MTS	$3,860	10.1x(1)
23-Jul-14	BCE	Bell Aliant	$10,569	8.3x
14-Jan-13	Rogers Communications	Mountain Cable	$400	10.8x
30-Jun-07	Multiple Acquirers	BCE	$51,700	7.8x(2)
Median				9.2x
Average				9.2x
15-Mar-21	Rogers Communications	Shaw Communications	$26,632	10.9x(3)

(1)	Based on 2016E EBITDA
(2)	Terminated. EBITDA adjusted for restructuring and other items.
(3)	LTM as of February 28, 2021 based on management forecast for FQ2-2021 (December 2020 – February 2021) and actual historical figures for the prior three quarters.

Summary of Precedent Transactions Analysis

Based on our analysis, CIBC concluded that the Arrangement Consideration in the Proposed Transaction is above the range of share prices for the Company calculated using the range of the multiples paid in precedent transactions that CIBC reviewed.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Arrangement Consideration to be received by Company Participating Shareholders, other than the Shaw Family Shareholders, pursuant to the Arrangement Agreement is fair, from a financial point of view, to such Company Participating Shareholders.

Yours very truly,

APPENDIX F

TD FAIRNESS OPINION

TD Securities TD Securities Inc. 66 Wellington Street West TD Bank Tower, 9th Floor Toronto, Ontario M5K 1A2

March 13, 2021

The Board of Directors of Shaw Communications Inc.

630 – 3rd Avenue S.W. Suite 900

Calgary, Alberta

T2P 4L4

To the Board of Directors of Shaw Communications Inc.:

TD Securities Inc. (“TD Securities”) understands that Shaw Communications Inc. (“Shaw”) is considering entering into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), pursuant to which Rogers would acquire all of the issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) of Shaw pursuant to an arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). Pursuant to the terms of the Arrangement Agreement, the holders of Class A Shares and Class B Shares (the “Shareholders”), other than the Shaw Family Living Trust and Shareholders who are members of the Shaw Family Group (as such term is defined in the Arrangement Agreement) (the “Shaw Family Shareholders”), would receive $40.50 in cash per Class A Share and Class B Share (the “Consideration”) and the Shaw Family Shareholders would receive $16.20 in cash and 0.417206775 of a Class B Non-Voting Share of Rogers for each Class A Share and Class B Share. The above description is summary in nature. The specific terms and conditions of the Arrangement are set out in the Arrangement Agreement and are more fully described in the notice of special meeting of Shareholders and management information circular (“Information Circular”) which is to be sent to Shareholders in connection with the Arrangement.

ENGAGEMENT OF TD SECURITIES

TD Securities was formally engaged as a financial advisor by Shaw pursuant to an engagement agreement (the “Engagement Agreement”) effective February 28, 2021. Pursuant to the Engagement Agreement, Shaw has asked TD Securities to prepare and deliver to the Board of Directors of Shaw (the “Board”) an opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders, other than the Shaw Family Shareholders, pursuant to the Arrangement. TD Securities has not prepared a valuation of Shaw or any of its securities or assets and this Opinion should not be construed as such. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Opinion, in its entirety, in the Information Circular, along with a summary thereof in a form acceptable to TD Securities, and to the filing thereof by Shaw with the applicable Canadian securities regulatory authorities.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, a portion of which is payable on delivery of this Opinion and a substantial portion of which is contingent on completion of the Arrangement and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Shaw has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities, which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

On March 13, 2021, at the request of the Board, TD Securities orally delivered the Opinion to the Board based upon and subject to the scope of review, assumptions, limitations, qualifications and other matters described herein and contemplated by the Engagement Agreement. This Opinion provides the same opinion, in writing, as that given orally by TD Securities on March 13, 2021.

CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada’s largest investment banking firms with operations in a broad range of investment banking activities including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

This Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. This Opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this Opinion.

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RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Securities Act”)) of Shaw, Rogers or any of their respective associates or affiliates (each an “Interested Party”). Neither TD Securities nor any of its affiliates is an advisor to any Interested Party with respect to the Arrangement other than to Shaw pursuant to the Engagement Agreement.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of Shaw, Rogers or any other Interested Party, and have not had a material financial interest in any transaction involving Shaw, Rogers or any other Interested Party during the 24 months preceding the date hereof, other than services provided under the Engagement Agreement and as described herein. TD Securities has acted in the following capacities for Shaw: (i) sole lead arranger, sole bookrunner and administrative agent of Shaw’s $1.5 billion bank credit facility, maturing in December 2024; (ii) joint bookrunner to Shaw on its issuance of $500 million of 2.90% notes due December 2030 in April 2020; (iii) sole bookrunner to Shaw on its issuance of $500 million of 3.30% notes due December 2029 and $300 million of 4.25% notes due December 2049 in December 2019; (iv) sole bookrunner to Shaw on its $548 million secondary offering of Corus Entertainment Inc. Class B non-voting participating shares in May 2019; and (v) sole provider to Shaw of a $200 million bilateral letter of credit which was cancelled in July 2019. TD Securities has acted in the following capacities for Rogers: (i) joint bookrunner and co-lead arranger of Rogers’ $2.5 billion and $700 million revolving credit facilities, maturing in September 2023 and September 2022, respectively; (ii) joint bookrunner and co-lead arranger of Rogers’ US$2.2 billion non-revolving credit facility which was cancelled in May 2019; (iii) joint bookrunner to Rogers on its issuance of $1.5 billion 3.65% notes due March 2027 in March 2020; (iv) co-manager to Rogers on its issuance of $1.0 billion 3.25% notes due May 2029 in April 2019; (v) bookrunner to Rogers on its issuance of US$1.25 billion 4.35% notes due May 2049 and US$1.0 billion 3.70% notes due November 2049 in April 2019 and November 2019, respectively (and participated in cross-currency swaps related to certain of the offerings); (vi) co-manager to Rogers on its issuance of US$750 million floating rate notes due March 2022 in June 2020; and (vii) provider to Rogers of letter of credit capacity. The Toronto-Dominion Bank (“TD Bank”), the parent company of TD Securities, directly or through one or more affiliates, provides personal and corporate banking services and other financing services to entities related to Shaw, Rogers and certain members of the Shaw family in the normal course of business including, but not limited to, cash management, hedging and other derivative instruments, personal banking / lending and wealth management services, foreign exchange, securitization and other merchant services.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Shaw, Rogers or any other Interested Party, and, from time to time, may have executed or may execute transactions on behalf of Shaw, Rogers or any other Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Shaw, Rogers or any other Interested Party.

The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and any Interested Party with respect to future financial advisory or investment banking business, with the exception of providing potential financing services to Rogers in connection with the Arrangement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory, investment banking or other financial services for Shaw, Rogers or any other Interested Party. TD Bank may provide or continue to provide in the future, in the ordinary course of business, banking services including loans to Shaw, Rogers and certain members of the Shaw family or any other Interested Party. TD Securities or one or more of its affiliates may provide financing services to Rogers in connection with the Arrangement.

SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated March 12, 2021;

2.	a draft of the Voting Support Agreement being entered into by the Shaw Family Living Trust dated March 10, 2021;

3.	Shaw’s audited financial statements and related management’s discussion and analysis for the fiscal years ended August 31, 2020, 2019, and 2018;

4.	Shaw’s unaudited financial statements and related management’s discussion and analysis for the three month period ended November 30, 2020;

5.	annual information forms for Shaw for the fiscal years ended August 31, 2020, 2019, and 2018;

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6.	notices of annual meetings and management information circulars of Shaw for the fiscal years ended August 31, 2020, 2019, and 2018;

7.	budgets, forecasts, projections and estimates for Shaw provided by or on behalf of Shaw management;

8.	representations contained in a certificate dated March 13, 2021 from senior officers of Shaw (the “Certificate”);

9.	discussions with senior management of Shaw and its subsidiaries with respect to various risks and opportunities, long-term prospects and other issues and matters considered relevant by TD Securities;

10.	discussions with members of the Board of Directors of Shaw;

11.	discussions with senior management of Rogers;

12.	various research publications prepared by industry and equity research analysts regarding Shaw and other selected public entities considered relevant;

13.	public information relating to the business, operations, financial performance and security trading history of Shaw and other selected public entities considered relevant;

14.	public information with respect to certain other transactions of a comparable nature considered relevant; and

15.	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by Shaw to any information requested by TD Securities. TD Securities did not meet with the auditors of Shaw and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of Shaw and any reports of the auditors thereon.

PRIOR VALUATIONS

Senior officers of Shaw, in their capacities as officers and not in their personal capacities, have represented to TD Securities in the Certificate that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to Shaw or any of its material assets or liabilities made in the preceding 24 months and in the possession or control of Shaw other than those which have been provided to TD Securities or, in the case of valuations known to Shaw which it does not have within its possession or control, notice of which has not been given to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With Shaw’s acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation of the information, data and other material (collectively, the “Information”) provided to it by or on behalf of Shaw or its representatives in respect of Shaw and its subsidiaries, filed by Shaw with securities regulatory or similar authorities (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”)), or otherwise obtained by TD Securities, including the Certificate identified above, in connection with the Arrangement. The Opinion is conditional upon such accuracy, completeness and fair presentation of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

Senior officers of Shaw, in their capacities as officers and not in their personal capacities, have represented to TD Securities in the Certificate, among other things, that: (i) Shaw has no knowledge of any material facts public or otherwise relating to Shaw or the Arrangement and which, in each case, would reasonably be expected to affect the Opinion in any material respect and not provided to TD Securities or publicly filed on SEDAR; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, to the best of their knowledge, information and belief after due enquiry, the Information publicly filed by Shaw on SEDAR or provided to TD Securities by or on behalf of Shaw or its representatives in respect of Shaw and its affiliates was, at the date of preparation, true, complete and accurate and did not contain any untrue statement of a material fact and did not omit to state a material fact necessary to make the Information not misleading in the light of circumstances in which it was presented; (iii) with respect to the Information identified in subparagraph (ii), there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information publicly filed by Shaw on SEDAR, there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Shaw that has not been disclosed to TD Securities or publicly disclosed by Shaw on SEDAR, and there has been no change in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion; and (iv) any portions of the Information provided to TD Securities (or filed by Shaw on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Shaw, are (or were at the time of preparation) reasonable in the

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circumstances and, subject to any updates thereto provided to TD Securities or filed by Shaw on SEDAR, reflect the best currently available estimates and good faith judgments by management of Shaw of the future competitive, operating and regulatory environments and related financial performance of Shaw.

In preparing the Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Arrangement can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Arrangement will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Arrangement are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to Shareholders in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities, Shaw, Rogers and their respective subsidiaries and affiliates or any other party involved in the Arrangement. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.

The Opinion has been provided for the exclusive use of the Board in connection with the Arrangement. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Opinion does not constitute a recommendation as to how any Shareholder should vote or act in any matter relating to the Arrangement or a recommendation to the Board to enter into the Arrangement Agreement. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Shaw, nor does it address the underlying business decision to implement the Arrangement or any other term or aspect of the Arrangement or any other agreements entered into or amended in connection with the Arrangement. In considering fairness, from a financial point of view, TD Securities considered the Arrangement from the perspective of Shareholders, other than the Shaw Family Shareholders, generally and did not consider the specific circumstances of Shareholders or any particular Shareholder. TD Securities expresses no opinion with respect to future trading prices of securities of Shaw. The Opinion is rendered as of March 13, 2021 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Shaw as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date. TD Securities is not an expert on, and did not provide advice to the Board regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities.

The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

OVERVIEW OF SHAW

Shaw is a leading Canadian connectivity company that employs approximately 9,500 people as at August 31, 2020. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, Video, and digital Phone. Business provides business customers with Internet, data, WiFi, digital Phone, and Video services. The Wireless division provides wireless voice and LTE data services.

APPROACH TO FAIRNESS

In considering the fairness of the Consideration from a financial point of view to the Shareholders, other than the Shaw Family Shareholders, TD Securities principally considered and relied upon the following: (i) a comparison of the Consideration to the results of a discounted cash flow (“DCF”) analysis of Shaw (the “Discounted Cash Flow Analysis”); (ii) a comparison of multiples implied by the Consideration to multiples paid in selected comparable precedent transactions (the “Comparable Precedent Transactions Analysis”); and (iii) a comparison of the Consideration to recent market trading prices of the Shares (the “Implied Premium Analysis”).

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TD Securities also reviewed, but did not rely on, trading multiples and metrics of publicly traded cable, satellite, and telecommunications companies, analyst consensus views on target prices, historical trading prices of the Class A Shares and Class B Shares, and the results of the competitive bidding process between Rogers and another potential strategic purchaser.

Discounted Cash Flow Analysis

The DCF methodology reflects the growth prospects and risks inherent to Shaw by taking into account the amount, timing and relative certainty of projected free cash flows expected to be generated by Shaw. The DCF approach requires that certain assumptions be made regarding, among other things, future free cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. TD Securities’ DCF analysis of Shaw involved discounting to a present value the projected unlevered after-tax free cash flows, including a terminal value, utilizing an appropriate weighted average cost of capital (“WACC”) as the discount rate.

Assumptions

As a basis for the development of the projected free cash flows for the DCF analysis, TD Securities reviewed unaudited projected operating and financial information for Shaw from fiscal 2021 to fiscal 2025 provided by management of Shaw (the “Management Forecast”). TD Securities reviewed the relevant underlying assumptions including, but not limited to, subscriber and customer growth rates, average revenue per user and revenue growth rates, churn rates, fixed and variable operating expenses, general and administrative expenses, spectrum acquisitions, capital expenditures, non-cash net working capital, and Shaw management’s estimate of potential synergies.

Discount Rates

Projected unlevered after-tax free cash flows for Shaw were discounted utilizing the WACC. The WACC for Shaw was calculated based upon Shaw’s after-tax cost of debt and cost of equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of a selected group of cable, satellite, and telecommunications companies and the risks inherent in Shaw. The cost of debt for Shaw was calculated based on the risk-free rate of return and an appropriate borrowing spread to reflect credit risk at the assumed optimal capital structure. TD Securities used the capital asset pricing model (“CAPM”) approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the volatility of equity prices relative to a benchmark (“beta”) and the equity risk premium. TD Securities reviewed a range of unlevered betas for Shaw and a select group of comparable companies that have risks similar to Shaw in order to select the appropriate beta for Shaw. The selected unlevered beta was levered using the assumed optimal capital structure and was then used to calculate the cost of equity. TD Securities also applied a size premium to arrive at the cost of equity.

The base assumptions used by TD Securities in estimating the WACC for Shaw were as follows:

Cost of Debt
Pre-Tax Cost of Debt	3.1%
Tax Rate	26.3%
After-Tax Cost of Debt	2.3%

Cost of Equity
Risk-free Rate (10-Year Government of Canada Bonds)	1.4%
Equity Risk Premium	5.0%
Size Premium(1)	0.8%
Unlevered Beta	0.70
Levered Beta	0.98
After-Tax Cost of Equity	7.1%

WACC
Optimal Capital Structure (% Debt)	35%
WACC	5.4%

1.	Mid-Cap 3-5 decile from Duff & Phelps Valuation Handbook, December 31, 2020.

Based upon the foregoing and taking into account sensitivity analyses on the variables discussed above, TD Securities determined the appropriate WACC for Shaw to be in the range of 5.0% to 6.0%.

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Synergies

Based upon discussions with Shaw management and an analysis of disclosed synergies for comparable precedent transactions, TD Securities concluded that the amount of synergies that could be realized by a domestic strategic purchaser would include a reduction of certain operating, general and administrative expenses, including the elimination of public company costs. For the purposes of the Opinion, TD Securities assumed that a purchaser of Shaw would be willing to pay for 50% of the value of these synergies in an open auction of Shaw. TD Securities has reflected this amount, net of the estimated costs to achieve such synergies, into its DCF analysis.

Terminal Value

TD Securities calculated the terminal value for Shaw using a selected Enterprise Value / last twelve months earnings before interest, taxes, depreciation and amortization (“LTM EBITDA”) multiple range of 8.0x to 9.0x in the terminal year. These multiples were selected based on our analysis of selected comparable precedent transactions and an assessment of the risk and growth prospects for Shaw beyond the terminal year.

Summary of Discounted Cash Flow Analysis

The Consideration is at the high end of the results generated by the DCF approach utilizing the Management Forecast and taking into account sensitivity analyses on the variables discussed above.

Comparable Precedent Transactions Analysis

TD Securities reviewed and compared certain publicly available information with respect to select comparable precedent transactions involving cable and wireless companies with similar operating characteristics to Shaw.

TD Securities calculated the average and median Enterprise Value / LTM EBITDA multiples for such transactions as set forth in the table below:

	Average(1)	Median
Select Cable Transactions	10.2x	9.5x
Select Wireless Transactions	8.7x	8.8x

1.	Average excluding high and low values

Summary of Comparable Precedent Transactions Analysis

The Enterprise Value / LTM EBITDA multiple implied by the Consideration of 10.9x is above the average and median Enterprise Value / LTM EBITDA multiples observed in select comparable precedent transactions.

Implied Premium Analysis

TD Securities considered premiums implied by the Consideration to the trading price of the Class A Shares and Class B Shares prior to the announcement of the Arrangement and premiums implied by Canadian and U.S. large cap takeover transactions calculated based on the following periods: (i) closing price one day prior to announcement, (ii) volume weighted average price (“VWAP”) one week prior to announcement, and (iii) VWAP four weeks prior to announcement, as summarized below:

	Implied Premiums
	Closing Price 1 Day	VWAP 1 Week	VWAP 4 Weeks
Canadian Large Cap Takeovers(1)
Average	33%	34%	35%
Median	28%	30%	31%

U.S. Large Cap Takeovers(2)
Average	32%	34%	38%
Median	26%	28%	30%

Premium Implied by the Consideration
Shaw Class A Shares	33%	33%	38%
Shaw Class B Shares	69%	70%	78%

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TD Securities

1.	Based on Canadian target transactions with change of control and transaction value greater than $1 billion (since 2005).
2.	Based on U.S. target transactions with change of control and transaction value greater than $1 billion (since 2005).

The premiums implied by the Consideration are above the range of median premiums for Canadian and U.S. large cap takeover transactions.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of March 13, 2021, the Consideration to be received pursuant to the Arrangement by the Shareholders, other than the Shaw Family Shareholders, is fair, from a financial point of view, to such Shareholders.

Yours very truly,

TD SECURITIES INC.

® The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

APPENDIX G

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Pursuant to the Interim Order, Shareholders have the right to dissent in respect of the Arrangement in accordance with section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. Such right to dissent is described in the Circular. The full text section 191 of the ABCA is set forth below.

Shareholder’s right to dissent 191

(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

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(11)	A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder’s dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

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